FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Financial Asset Securities Corp.	1003197
Exact Name of Registrant as Specified in Charter	Registrant CIK Number
Form 8-K, March 1, 2005, Series 2005-1	333-121661-01

Name of Person Filing the Document
(If Other than the Registrant)



05046091



SEC MAIL PROCESSING
RECEIVED
MAR 0 3 2005
WASH, D.C.
185
SECTION





SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: March 1, 2005

FINANCIAL ASSET SECURITIES CORP.



By: ____________________________
Name:
Title:

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99.1	Computational Materials	P*

* The Computational Materials have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

COMPUTATIONAL MATERIALS DISCLAIMER

The attached tables and other statistical analyses (the "Computational Materials") are privileged and intended for use by the addressee only. These Computational Materials have been prepared by Greenwich Capital Markets, Inc. in reliance upon information furnished by the issuer of the securities and its affiliates. These Computational Materials are furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be reflected therein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayments assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither Greenwich Capital Markets, Inc. nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

Although a registration statement (including the Prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification of such securities under the securities laws of any such state. Prospective purchasers are referred to the final prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials and any matter discussed in this communication. Once available, a final prospectus and prospectus supplement may be obtained by contacting the Greenwich Capital Markets, Inc. Trading Desk at (203) 625-6160.

Please be advised that the securities described herein may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayment, yield curve and interest rate risks. Investors should make every effort to consider the risks of these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

1 **SP BB exp loss?**

2 **% Loss of "BB" Class Princ**

TRIGGERS FAIL % Writedown	Coll Loss %	Libor forward - 50			Libor forward			Libor forward +200			Libor forward + 400		
		100%	125%	150%	100%	125%	150%	100%	125%	150%	100%	125%	150%
		Prepay Ramp			Prepay Ramp			Prepay Ramp			Prepay Ramp		
S&P Loss Ramp*	1	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
	2	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
	3	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
	4	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	15.23%

3 **% Loss of "BB" Class Princ**

TRIGGERS PASS % Writedown	Coll Loss %	Libor forward - 50			Libor forward			Libor forward +200			Libor forward + 400		
		100%	125%	150%	100%	125%	150%	100%	125%	150%	100%	125%	150%
		Prepay Ramp			Prepay Ramp			Prepay Ramp			Prepay Ramp		
S&P Loss Ramp	1	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
	2	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	9.63%
	3	0.00%	0.00%	9.32%	0.00%	0.00%	9.87%	0.00%	0.00%	12.33%	0.00%	7.29%	17.03%
	4	0.00%	4.73%	16.43%	0.00%	6.70%	16.48%	0.00%	16.09%	16.61%	0.00%	21.50%	21.60%

4 **Breakeven Runs**

TRIGGERS FAIL	Libor forward - 50			Libor forward			Libor forward +200			Libor forward + 400		
	100%	125%	150%	100%	125%	150%	100%	125%	150%	100%	125%	150%
	Prepay Ramp			Prepay Ramp			Prepay Ramp			Prepay Ramp		
1st $ Loss CDR	4 CDR	3.85 CDR	3.73 CDR	3.8 CDR	3.63 CDR	3.5 CDR	2.86 CDR	2.67 CDR	2.56 CDR	1.82 CDR	1.78 CDR	1.78 CDR
Cumulative Loss to Pool	11.65%	9.37%	7.80%	11.12%	8.87%	7.34%	8.55%	6.63%	5.43%	5.56%	4.48%	3.81%
WAL	13.45	10.83	8.98	13.57	10.82	8.92	13.94	11.02	9.21	14.31	11.47	9.37
Princ Window	133 - 335	107 - 259	88 - 361	134 - 361	107 - 226	88 - 188	138 - 361	110 - 216	90 - 361	142 - 305	113 - 361	92 - 361

* SP default assmuptions are in tab "SP Defaults"
SP prepayment ramps-nim

COMPUTATIONAL MATERIALS DISCLAIMER

The attached tables and other statistical analyses (the "Computational Materials") are privileged and intended for use by the addressee only. These Computational Materials have been prepared by Greenwich Capital Markets, Inc. in reliance upon information furnished by the issuer of the securities and its affiliates. These Computational Materials are furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be reflected therein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayments assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither Greenwich Capital Markets, Inc. nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

Although a registration statement (including the Prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification of such securities under the securities laws of any such state. Prospective purchasers are referred to the final prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials and any matter discussed in this communication. Once available, a final prospectus and prospectus supplement may be obtained by contacting the Greenwich Capital Markets, Inc. Trading Desk at (203) 625-6160.

Please be advised that the securities described herein may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayment, yield curve and interest rate risks. Investors should make every effort to consider the risks of these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

1 **SP BB exp loss?**

2 **% Loss of "BB" Class Princ**

TRIGGERS FAIL % Writedown	Coll Loss %	Libor forward - 50			Libor forward			Libor forward +200			Libor forward + 400		
		100%	125%	150%	100%	125%	150%	100%	125%	150%	100%	125%	150%
		Prepay Ramp			Prepay Ramp			Prepay Ramp			Prepay Ramp		
S&P Loss Ramp*	1	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
	2	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
	3	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
	4	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%

3 **% Loss of "BB" Class Princ**

TRIGGERS PASS % Writedown	Coll Loss %	Libor forward - 50			Libor forward			Libor forward +200			Libor forward + 400		
		100%	125%	150%	100%	125%	150%	100%	125%	150%	100%	125%	150%
		Prepay Ramp			Prepay Ramp			Prepay Ramp			Prepay Ramp		
S&P Loss Ramp	1	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
	2	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	3.17%
	3	0.00%	0.00%	10.34%	0.00%	0.00%	10.39%	0.00%	0.00%	10.52%	0.00%	0.00%	12.68%
	4	0.00%	0.00%	12.18%	0.00%	0.00%	12.70%	0.00%	0.00%	14.78%	0.00%	15.37%	17.09%

4 **Breakeven Runs**

TRIGGERS FAIL	Libor forward - 50			Libor forward			Libor forward +200			Libor forward + 400		
	100%	125%	150%	100%	125%	150%	100%	125%	150%	100%	125%	150%
	Prepay Ramp			Prepay Ramp			Prepay Ramp			Prepay Ramp		
1st $ Loss CDR	4.44 CDR	4.34 CDR	4.28 CDR	4.22 CDR	4.12 CDR	4.05 CDR	3.26 CDR	3.14 CDR	3.08 CDR	2.19 CDR	2.21 CDR	2.27 CDR
Cumulative Loss to Pool	12.82%	10.48%	8.89%	12.25%	9.99%	8.44%	9.66%	7.73%	6.50%	6.64%	5.52%	4.84%
WAL	12.85	10.28	8.54	12.90	10.34	8.50	13.26	10.58	8.68	13.69	10.87	8.82
Princ Window	126 - 361	101 - 234	83 - 361	127 - 361	102 - 242	84 - 189	130 - 361	104 - 260	85 - 206	134 - 361	106 - 361	86 - 205

* SP default assmuptions are in tab "SP Defaults"
SP prepayment ramps-nim

COMPUTATIONAL MATERIALS DISCLAIMER

The attached tables and other statistical analyses (the "Computational Materials") are privileged and intended for use by the addressee only. These Computational Materials have been prepared by Greenwich Capital Markets, Inc. in reliance upon information furnished by the issuer of the securities and its affiliates. These Computational Materials are furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be reflected therein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayments assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither Greenwich Capital Markets, Inc. nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

Although a registration statement (including the Prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification of such securities under the securities laws of any such state. Prospective purchasers are referred to the final prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials and any matter discussed in this communication. Once available, a final prospectus and prospectus supplement may be obtained by contacting the Greenwich Capital Markets, Inc. Trading Desk at (203) 625-6160.

Please be advised that the securities described herein may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayment, yield curve and interest rate risks. Investors should make every effort to consider the risks of these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

1 **SP BB exp loss?**

2 **% Loss of "BB" Class Princ**

TRIGGERS FAIL		Libor forward - 50			Libor forward			Libor forward +200			Libor forward + 400		
% Writedown		100%	125%	150%	100%	125%	150%	100%	125%	150%	100%	125%	150%
	Coll Loss %	Prepay Ramp			Prepay Ramp			Prepay Ramp			Prepay Ramp		
S&P Loss Ramp*	1	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
	2	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
	3	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
	4	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%

3 **% Loss of "BB" Class Princ**

TRIGGERS PASS		Libor forward - 50			Libor forward			Libor forward +200			Libor forward + 400		
% Writedown		100%	125%	150%	100%	125%	150%	100%	125%	150%	100%	125%	150%
	Coll Loss %	Prepay Ramp			Prepay Ramp			Prepay Ramp			Prepay Ramp		
S&P Loss Ramp	1	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
	2	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
	3	0.00%	0.00%	2.33%	0.00%	0.00%	3.31%	0.00%	0.00%	7.65%	0.00%	0.00%	11.50%
	4	0.00%	0.00%	12.11%	0.00%	0.00%	12.12%	0.00%	0.00%	12.15%	0.00%	0.00%	14.60%

4 **Breakeven Runs**

TRIGGERS FAIL	Libor forward - 50			Libor forward			Libor forward +200			Libor forward + 400		
	100%	125%	150%	100%	125%	150%	100%	125%	150%	100%	125%	150%
	Prepay Ramp			Prepay Ramp			Prepay Ramp			Prepay Ramp		
1st $ Loss CDR	4.93 CDR	4.93 CDR	4.94 CDR	4.72 CDR	4.7 CDR	4.72 CDR	3.73 CDR	3.7 CDR	3.72 CDR	2.64 CDR	2.75 CDR	2.9 CDR
Cumulative Loss to Pool	14.10%	11.80%	10.18%	13.56%	11.29%	9.76%	10.95%	9.04%	7.79%	7.93%	6.82%	6.13%
WAL	12.48	10.08	8.30	12.58	10.12	8.35	12.88	10.32	8.45	13.28	10.55	8.62
Princ Window	122 - 361	98 - 361	81 - 234	123 - 361	99 - 361	82 - 361	126 - 361	101 - 361	83 - 204	130 - 361	103 - 335	84 - 254

* SP default assmuptions are in tab "SP Defaults"
SP prepayment ramps-nlm

COMPUTATIONAL MATERIALS DISCLAIMER

The attached tables and other statistical analyses (the "Computational Materials") are privileged and intended for use by the addressee only. These Computational Materials have been prepared by Greenwich Capital Markets, Inc. in reliance upon information furnished by the issuer of the securities and its affiliates. These Computational Materials are furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be reflected therein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayments assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither Greenwich Capital Markets, Inc. nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

Although a registration statement (including the Prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification of such securities under the securities laws of any such state. Prospective purchasers are referred to the final prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials and any matter discussed in this communication. Once available, a final prospectus and prospectus supplement may be obtained by contacting the Greenwich Capital Markets, Inc. Trading Desk at (203) 625-6160.

Please be advised that the securities described herein may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayment, yield curve and interest rate risks. Investors should make every effort to consider the risks of these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

1 SP BB exp loss?

2 % Loss of "BB" Class Princ

TRIGGERS FAIL		Libor forward - 50			Libor forward			Libor forward +200			Libor forward + 400		
% Writedown		100%	125%	150%	100%	125%	150%	100%	125%	150%	100%	125%	150%
	Coll Loss %	Prepay Ramp			Prepay Ramp			Prepay Ramp			Prepay Ramp		
S&P Loss Ramp*	1	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
	2	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
	3	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
	4	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%

3 % Loss of "BB" Class Princ

TRIGGERS PASS		Libor forward - 50			Libor forward			Libor forward +200			Libor forward + 400		
% Writedown		100%	125%	150%	100%	125%	150%	100%	125%	150%	100%	125%	150%
	Coll Loss %	Prepay Ramp			Prepay Ramp			Prepay Ramp			Prepay Ramp		
S&P Loss Ramp	1	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
	2	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
	3	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	4.76%
	4	0.00%	0.00%	9.15%	0.00%	0.00%	9.41%	0.00%	0.00%	10.58%	0.00%	0.00%	12.16%

4 Breakeven Runs

TRIGGERS FAIL	Libor forward - 50			Libor forward			Libor forward +200			Libor forward + 400		
	100%	125%	150%	100%	125%	150%	100%	125%	150%	100%	125%	150%
	Prepay Ramp			Prepay Ramp			Prepay Ramp			Prepay Ramp		
1st $ Loss CDR	5.47 CDR	5.55 CDR	5.66 CDR	5.25 CDR	5.32 CDR	5.43 CDR	4.24 CDR	4.31 CDR	4.43 CDR	3.13 CDR	3.34 CDR	3.58 CDR
Cumulative Loss to Pool	15.48%	13.16%	11.57%	14.93%	12.66%	11.13%	12.32%	10.43%	9.20%	9.30%	8.20%	7.51%
WAL	11.88	9.57	7.90	11.95	9.60	7.94	12.22	9.81	8.07	12.53	10.01	8.14
Princ Window	115 - 361	93 - 361	77 - 361	116 - 361	93 - 272	77 - 361	119 - 361	95 - 361	78 - 361	121 - 297	97 - 361	79 - 197

* SP default assmuptions are in tab "SP Defaults"
SP prepayment ramps-nim

COMPUTATIONAL MATERIALS DISCLAIMER

The attached tables and other statistical analyses (the "Computational Materials") are privileged and intended for use by the addressee only. These Computational Materials have been prepared by Greenwich Capital Markets, Inc. in reliance upon information furnished by the issuer of the securities and its affiliates. These Computational Materials are furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be reflected therein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayments assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither Greenwich Capital Markets, Inc. nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

Although a registration statement (including the Prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification of such securities under the securities laws of any such state. Prospective purchasers are referred to the final prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials and any matter discussed in this communication. Once available, a final prospectus and prospectus supplement may be obtained by contacting the Greenwich Capital Markets, Inc. Trading Desk at (203) 625-6160.

Please be advised that the securities described herein may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayment, yield curve and interest rate risks. Investors should make every effort to consider the risks of these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

1 **SP BB exp loss?**

2 **% Loss of "BB" Class Princ**

TRIGGERS FAIL % Writedown	Coll Loss %	Libor forward - 50			Libor forward			Libor forward +200			Libor forward + 400		
		100%	125%	150%	100%	125%	150%	100%	125%	150%	100%	125%	150%
		Prepay Ramp			Prepay Ramp			Prepay Ramp			Prepay Ramp		
S&P Loss Ramp*	1	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
	2	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
	3	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
	4	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%

3 **% Loss of "BB" Class Princ**

TRIGGERS PASS % Writedown	Coll Loss %	Libor forward - 50			Libor forward			Libor forward +200			Libor forward + 400		
		100%	125%	150%	100%	125%	150%	100%	125%	150%	100%	125%	150%
		Prepay Ramp			Prepay Ramp			Prepay Ramp			Prepay Ramp		
S&P Loss Ramp	1	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
	2	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
	3	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
	4	0.00%	0.00%	2.60%	0.00%	0.00%	2.98%	0.00%	0.00%	4.72%	0.00%	0.00%	9.31%

4 **Breakeven Runs**

TRIGGERS FAIL	Libor forward - 50			Libor forward			Libor forward +200			Libor forward + 400		
	100%	125%	150%	100%	125%	150%	100%	125%	150%	100%	125%	150%
	Prepay Ramp			Prepay Ramp			Prepay Ramp			Prepay Ramp		
1st $ Loss CDR	6.11 CDR	6.31 CDR	6.53 CDR	5.89 CDR	6.08 CDR	6.3 CDR	4.86 CDR	5.04 CDR	5.27 CDR	3.74 CDR	4.07 CDR	4.43 CDR
Cumulative Loss to Pool	17.07%	14.80%	13.22%	16.54%	14.31%	12.79%	13.95%	12.06%	10.83%	10.98%	9.88%	9.20%
WAL	11.12	8.97	7.41	11.20	9.02	7.45	11.46	9.18	7.56	11.77	9.38	7.67
Princ Window	107 - 361	86 - 361	71 - 361	108 - 361	87 - 361	72 - 361	110 - 361	88 - 276	73 - 361	113 - 361	90 - 361	74 - 361

* SP default assmuptions are in tab "SP Defaults"
SP prepayment ramps-nim

COMPUTATIONAL MATERIALS DISCLAIMER

The attached tables and other statistical analyses (the "Computational Materials") are privileged and intended for use by the addressee only. These Computational Materials have been prepared by Greenwich Capital Markets, Inc. in reliance upon information furnished by the issuer of the securities and its affiliates. These Computational Materials are furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be reflected therein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayments assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither Greenwich Capital Markets, Inc. nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

Although a registration statement (including the Prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification of such securities under the securities laws of any such state. Prospective purchasers are referred to the final prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials and any matter discussed in this communication. Once available, a final prospectus and prospectus supplement may be obtained by contacting the Greenwich Capital Markets, Inc. Trading Desk at (203) 625-6160.

Please be advised that the securities described herein may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayment, yield curve and interest rate risks. Investors should make every effort to consider the risks of these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

1 SP BB exp loss?

2 % Loss of "BB" Class Princ

TRIGGERS FAIL % Writedown	Coll Loss %	Libor forward - 50			Libor forward			Libor forward +200			Libor forward + 400		
		100%	125%	150%	100%	125%	150%	100%	125%	150%	100%	125%	150%
		Prepay Ramp			Prepay Ramp			Prepay Ramp			Prepay Ramp		
S&P Loss Ramp*	1	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
	2	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
	3	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
	4	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%

3 % Loss of "BB" Class Princ

TRIGGERS PASS % Writedown	Coll Loss %	Libor forward - 50			Libor forward			Libor forward +200			Libor forward + 400		
		100%	125%	150%	100%	125%	150%	100%	125%	150%	100%	125%	150%
		Prepay Ramp			Prepay Ramp			Prepay Ramp			Prepay Ramp		
S&P Loss Ramp	1	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
	2	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
	3	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
	4	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%

4 Breakeven Runs

TRIGGERS FAIL	Libor forward - 50			Libor forward			Libor forward +200			Libor forward + 400		
	100%	125%	150%	100%	125%	150%	100%	125%	150%	100%	125%	150%
	Prepay Ramp			Prepay Ramp			Prepay Ramp			Prepay Ramp		
1st $ Loss CDR	6.94 CDR	7.28 CDR	7.65 CDR	6.71 CDR	7.05 CDR	7.41 CDR	5.66 CDR	5.99 CDR	6.37 CDR	4.52 CDR	5 CDR	5.51 CDR
Cumulative Loss to Pool	19.09%	16.83%	15.28%	18.54%	16.36%	14.85%	15.99%	14.13%	12.93%	13.06%	11.97%	11.29%
WAL	11.21	9.01	7.48	11.29	9.10	7.51	11.56	9.27	7.64	11.86	9.45	7.74
Princ Window	108 - 361	87 - 225	72 - 361	109 - 361	88 - 361	73 - 361	112 - 361	90 - 361	74 - 361	114 - 361	91 - 361	75 - 361

* SP default assmuptions are in tab "SP Defaults"
SP prepayment ramps-nim

COMPUTATIONAL MATERIALS DISCLAIMER

The attached tables and other statistical analyses (the "Computational Materials") are privileged and intended for use by the addressee only. These Computational Materials have been prepared by Greenwich Capital Markets, Inc. in reliance upon information furnished by the issuer of the securities and its affiliates. These Computational Materials are furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be reflected therein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayments assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither Greenwich Capital Markets, Inc. nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

Although a registration statement (including the Prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification of such securities under the securities laws of any such state. Prospective purchasers are referred to the final prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials and any matter discussed in this communication. Once available, a final prospectus and prospectus supplement may be obtained by contacting the Greenwich Capital Markets, Inc. Trading Desk at (203) 625-6160.

Please be advised that the securities described herein may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayment, yield curve and interest rate risks. Investors should make every effort to consider the risks of these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

1 **SP BB exp loss?**

2 **% Loss of "BB" Class Princ**

TRIGGERS FAIL % Writedown		Libor forward - 50			Libor forward			Libor forward +200			Libor forward + 400		
		100%	125%	150%	100%	125%	150%	100%	125%	150%	100%	125%	150%
	Coll Loss %	Prepay Ramp			Prepay Ramp			Prepay Ramp			Prepay Ramp		
S&P Loss Ramp*	1	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
	2	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
	3	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
	4	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%

3 **% Loss of "BB" Class Princ**

TRIGGERS PASS % Writedown		Libor forward - 50			Libor forward			Libor forward +200			Libor forward + 400		
		100%	125%	150%	100%	125%	150%	100%	125%	150%	100%	125%	150%
	Coll Loss %	Prepay Ramp			Prepay Ramp			Prepay Ramp			Prepay Ramp		
S&P Loss Ramp	1	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
	2	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
	3	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
	4	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%

4 **Breakeven Runs**

TRIGGERS FAIL	Libor forward - 50			Libor forward			Libor forward +200			Libor forward + 400		
	100%	125%	150%	100%	125%	150%	100%	125%	150%	100%	125%	150%
	Prepay Ramp			Prepay Ramp			Prepay Ramp			Prepay Ramp		
1st $ Loss CDR	7.66 CDR	8.14 CDR	8.64 CDR	7.43 CDR	7.9 CDR	8.39 CDR	6.36 CDR	6.82 CDR	7.33 CDR	5.21 CDR	5.82 CDR	6.46 CDR
Cumulative Loss to Pool	20.78%	18.58%	17.07%	20.25%	18.10%	16.63%	17.72%	15.89%	14.71%	14.85%	13.77%	13.10%
WAL	10.74	8.72	7.23	10.89	8.78	7.26	11.16	8.93	7.38	11.44	9.11	7.47
Princ Window	104 - 241	84 - 253	70 - 361	105 - 361	85 - 361	70 - 361	108 - 361	86 - 237	71 - 361	110 - 361	88 - 361	72 - 361

* SP default assmuptions are in tab "SP Defaults"
SP prepayment ramps-nim

COMPUTATIONAL MATERIALS DISCLAIMER

The attached tables and other statistical analyses (the "Computational Materials") are privileged and intended for use by the addressee only. These Computational Materials have been prepared by Greenwich Capital Markets, Inc. in reliance upon information furnished by the issuer of the securities and its affiliates. These Computational Materials are furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be reflected therein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayments assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither Greenwich Capital Markets, Inc. nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

Although a registration statement (including the Prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification of such securities under the securities laws of any such state. Prospective purchasers are referred to the final prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials and any matter discussed in this communication. Once available, a final prospectus and prospectus supplement may be obtained by contacting the Greenwich Capital Markets, Inc. Trading Desk at (203) 625-6160.

Please be advised that the securities described herein may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayment, yield curve and interest rate risks. Investors should make every effort to consider the risks of these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

1 SP BB exp loss?

2 **% Loss of "BB" Class Princ**

TRIGGERS FAIL % Writedown	Coll Loss %	Libor forward - 50			Libor forward			Libor forward +200			Libor forward + 400		
		100%	125%	150%	100%	125%	150%	100%	125%	150%	100%	125%	150%
		Prepay Ramp			Prepay Ramp			Prepay Ramp			Prepay Ramp		
S&P Loss Ramp*	1	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
	2	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
	3	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
	4	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%

3 **% Loss of "BB" Class Princ**

TRIGGERS PASS % Writedown	Coll Loss %	Libor forward - 50			Libor forward			Libor forward +200			Libor forward + 400		
		100%	125%	150%	100%	125%	150%	100%	125%	150%	100%	125%	150%
		Prepay Ramp			Prepay Ramp			Prepay Ramp			Prepay Ramp		
S&P Loss Ramp	1	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
	2	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
	3	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
	4	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%

4 **Breakeven Runs**

TRIGGERS FAIL	Libor forward - 50			Libor forward			Libor forward +200			Libor forward + 400		
	100%	125%	150%	100%	125%	150%	100%	125%	150%	100%	125%	150%
	Prepay Ramp			Prepay Ramp			Prepay Ramp			Prepay Ramp		
1st $ Loss CDR	8.47 CDR	9.09 CDR	9.72 CDR	8.23 CDR	8.84 CDR	9.48 CDR	7.13 CDR	7.74 CDR	8.39 CDR	5.97 CDR	6.73 CDR	7.51 CDR
Cumulative Loss to Pool	22.63%	20.47%	18.97%	22.10%	19.99%	18.56%	19.57%	17.79%	16.64%	16.76%	15.70%	15.04%
WAL	9.01	7.29	6.05	9.06	7.32	6.08	9.27	7.47	6.18	9.49	7.59	6.24
Princ Window	83 - 361	68 - 361	57 - 361	84 - 361	68 - 361	57 - 361	86 - 261	70 - 232	58 - 361	88 - 296	70 - 361	58 - 361

* SP default assmuptions are in tab "SP Defaults"
SP prepayment ramps-nim

COMPUTATIONAL MATERIALS DISCLAIMER

The attached tables and other statistical analyses (the "Computational Materials") are privileged and intended for use by the addressee only. These Computational Materials have been prepared by Greenwich Capital Markets, Inc. in reliance upon information furnished by the issuer of the securities and its affiliates. These Computational Materials are furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be reflected therein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayments assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither Greenwich Capital Markets, Inc. nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

Although a registration statement (including the Prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification of such securities under the securities laws of any such state. Prospective purchasers are referred to the final prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials and any matter discussed in this communication. Once available, a final prospectus and prospectus supplement may be obtained by contacting the Greenwich Capital Markets, Inc. Trading Desk at (203) 625-6160.

Please be advised that the securities described herein may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayment, yield curve and interest rate risks. Investors should make every effort to consider the risks of these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

1 SP BB exp loss?

2 % Loss of "BB" Class Princ

TRIGGERS FAIL % Writedown	Coll Loss %	Libor forward - 50			Libor forward			Libor forward +200			Libor forward + 400		
		100%	125%	150%	100%	125%	150%	100%	125%	150%	100%	125%	150%
		Prepay Ramp			Prepay Ramp			Prepay Ramp			Prepay Ramp		
S&P Loss Ramp*	1	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
	2	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
	3	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
	4	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%

3 % Loss of "BB" Class Princ

TRIGGERS PASS % Writedown	Coll Loss %	Libor forward - 50			Libor forward			Libor forward +200			Libor forward + 400		
		100%	125%	150%	100%	125%	150%	100%	125%	150%	100%	125%	150%
		Prepay Ramp			Prepay Ramp			Prepay Ramp			Prepay Ramp		
S&P Loss Ramp	1	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
	2	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
	3	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
	4	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%

4 Breakeven Runs

TRIGGERS FAIL	Libor forward - 50			Libor forward			Libor forward +200			Libor forward + 400		
	100%	125%	150%	100%	125%	150%	100%	125%	150%	100%	125%	150%
	Prepay Ramp			Prepay Ramp			Prepay Ramp			Prepay Ramp		
1st $ Loss CDR	10.25 CDR	11.18 CDR	12.11 CDR	9.99 CDR	10.91 CDR	11.85 CDR	8.85 CDR	9.77 CDR	10.72 CDR	7.65 CDR	8.74 CDR	9.82 CDR
Cumulative Loss to Pool	26.51%	24.45%	23.02%	25.97%	23.96%	22.60%	23.52%	21.82%	20.71%	20.80%	19.81%	19.16%
WAL	7.99	6.49	5.41	8.03	6.50	5.43	8.25	6.66	5.52	8.38	6.75	5.58
Princ Window	72 - 361	59 - 361	50 - 361	73 - 277	59 - 192	50 - 361	75 - 361	61 - 361	51 - 361	76 - 227	61 - 361	51 - 361

* SP default assmuptions are in tab "SP Defaults"
SP prepayment ramps-nim

COMPUTATIONAL MATERIALS DISCLAIMER

The attached tables and other statistical analyses (the "Computational Materials") are privileged and intended for use by the addressee only. These Computational Materials have been prepared by Greenwich Capital Markets, Inc. in reliance upon information furnished by the issuer of the securities and its affiliates. These Computational Materials are furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be reflected therein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayments assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither Greenwich Capital Markets, Inc. nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

Although a registration statement (including the Prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification of such securities under the securities laws of any such state. Prospective purchasers are referred to the final prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials and any matter discussed in this communication. Once available, a final prospectus and prospectus supplement may be obtained by contacting the Greenwich Capital Markets, Inc. Trading Desk at (203) 625-6160.

Please be advised that the securities described herein may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayment, yield curve and interest rate risks. Investors should make every effort to consider the risks of these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

z_frhe0501_mkt - Price/Yield - M-5

Balance	$40,581,000.00	Delay	0	Index	
Coupon	3.329	Dated	3/29/2005	Mult / Margin	
Settle	3/29/2005	First Payment	4/25/2005	Cap / Floor	

WAL	12.48	13.70	10.31	11.08
Principal Writedown	0.35%	0.04%	0.20%	0.15%
Total Collat Loss (Collat Maturity)	17.52%	15.10%	14.67%	12.60%
Total Collat Liquidation (Collat Maturity)	43.42%	37.45%	36.38%	31.25%
LIBOR	Forward	Flat for 12 - Spike 400	Forward	Flat for 12 - Spike 400
Prepay (F)	75 *New_RABO_FRM_PREPAY_RAMP	75 *New_RABO_FRM_PREPAY_RAMP	100 *New_RABO_FRM_PREPAY_RAMP	100 *New_RABO_FRM_PREPAY_RAMP
Prepay (A)	75 *New_RABO_ARM_PREPAY_RAMP	75 *New_RABO_ARM_PREPAY_RAMP	100 *New_RABO_ARM_PREPAY_RAMP	100 *New_RABO_ARM_PREPAY_RAMP
Default	**15.3 CDR**	**12.2 CDR**	**15.26 CDR**	**12.4 CDR**
Loss Severity	40%	40%	40%	40%
Servicer Advances	100%	100%	100%	100%
Liquidation Lag	12	12	12	12
Delinq	100%	100%	100%	100%
Optional Redemption	Call (N)	Call (N)	Call (N)	Call (N)

z_frhe0501_mkt - Price/Yield -

Balance	LIBOR_1MO	WAC	7.2013	WAM
Coupon	1 / .73	NET	6.6963	WALA
Settle	999 / 0			

WAL	7.96	8.42	14.67	15.50
Principal Writedown	0.15%	0.07%	0.66%	0.08%
Total Collat Loss (Collat Maturity)	12.34%	10.46%	19.03%	16.63%
Total Collat Liquidation (Collat Maturity)	30.61%	25.94%	31.43%	27.49%
LIBOR	Forward	Flat for 12 - Spike 400	Forward	Flat for 12 - Spike 400
Prepay (F)	135 *New_RABO_FRM_PREPAY_RAMP	135 *New_RABO_FRM_PREPAY_RAMP	75 *New_RABO_FRM_PREPAY_RAMP	75 *New_RABO_FRM_PREPAY_RAMP
Prepay (A)	135 *New_RABO_ARM_PREPAY_RAMP	135 *New_RABO_ARM_PREPAY_RAMP	75 *New_RABO_ARM_PREPAY_RAMP	75 *New_RABO_ARM_PREPAY_RAMP
Default	**16.01 CDR**	**13.04 CDR**	**9.57 CDR**	**7.98 CDR**
Loss Severity	40%	40%	60%	60%
Servicer Advances	100%	100%	100%	100%
Liquidation Lag	12	12	12	12
Delinq	100%	100%	100%	100%
Optional Redemption	Call (N)	Call (N)	Call (N)	Call (N)

z_frhe0501_mkt - Price/Yield -

Balance	357
Coupon	1
Settle	

WAL	11.68	12.31	8.76	9.14
Principal Writedown	0.49%	0.73%	0.06%	0.27%
Total Collat Loss (Collat Maturity)	15.73%	13.44%	12.84%	10.82%
Total Collat Liquidation (Collat Maturity)	26.00%	22.23%	21.22%	17.90%
LIBOR	Forward	Flat for 12 - Spike 400	Forward	Flat for 12 - Spike 400
Prepay (F)	100 *New_RABO_FRM_PREPAY_RAMP	100 *New_RABO_FRM_PREPAY_RAMP	135 *New_RABO_FRM_PREPAY_RAMP	135 *New_RABO_FRM_PREPAY_RAMP
Prepay (A)	100 *New_RABO_ARM_PREPAY_RAMP	100 *New_RABO_ARM_PREPAY_RAMP	135 *New_RABO_ARM_PREPAY_RAMP	135 *New_RABO_ARM_PREPAY_RAMP
Default	**9.81 CDR**	**8.07 CDR**	**10.28 CDR**	**8.44 CDR**
Loss Severity	60%	60%	60%	60%
Servicer Advances	100%	100%	100%	100%
Liquidation Lag	12	12	12	12
Delinq	100%	100%	100%	100%
Optional Redemption	Call (N)	Call (N)	Call (N)	Call (N)

z_frhe0501_mkt - Price/Yield - M-6

Balance	$31,869,000.00	Delay	0	Index	
Coupon	3.379	Dated	3/29/2005	Mult / Margin	
Settle	3/29/2005	First Payment	4/25/2005	Cap / Floor	

WAL	13.71	14.98	11.30	12.13
Principal Writedown	0.58%	0.02%	0.10%	0.08%
Total Collat Loss (Collat Maturity)	16.28%	13.85%	13.30%	11.21%
Total Collat Liquidation (Collat Maturity)	40.35%	34.35%	32.97%	27.80%
LIBOR	Forward	Flat for 12 - Spike 400	Forward	Flat for 12 - Spike 400
Prepay (F)	75 *New_RABO_FRM_PREPAY_RAMP	75 *New_RABO_FRM_PREPAY_RAMP	100 *New_RABO_FRM_PREPAY_RAMP	100 *New_RABO_FRM_PREPAY_RAMP
Prepay (A)	75 *New_RABO_ARM_PREPAY_RAMP	75 *New_RABO_ARM_PREPAY_RAMP	100 *New_RABO_ARM_PREPAY_RAMP	100 *New_RABO_ARM_PREPAY_RAMP
Default	**13.67 CDR**	**10.78 CDR**	**13.34 CDR**	**10.65 CDR**
Loss Severity	40%	40%	40%	40%
Servicer Advances	100%	100%	100%	100%
Liquidation Lag	12	12	12	12
Delinq	100%	100%	100%	100%
Optional Redemption	Call (N)	Call (N)	Call (N)	Call (N)

z_frhe0501_mkt - Price/Yield -

Balance	LIBOR_1MO	WAC	7.2013	WAM	357
Coupon	1 / .78	NET	6.6963	WALA	1
Settle	999 / 0				

WAL	8.72	9.23	15.82	16.75	12.62
Principal Writedown	0.15%	0.24%	0.58%	1.11%	0.39%
Total Collat Loss (Collat Maturity)	10.84%	8.94%	17.64%	15.26%	14.25%
Total Collat Liquidation (Collat Maturity)	26.88%	22.17%	29.15%	25.23%	23.56%
LIBOR	Forward	Flat for 12 - Spike 400	Forward	Flat for 12 - Spike 400	Forward
Prepay (F)	135 *New_RABO_FRM_PREPAY_RAMP	135 *New_RABO_FRM_PREPAY_RAMP	75 *New_RABO_FRM_PREPAY_RAMP	75 *New_RABO_FRM_PREPAY_RAMP	100 *New_RABO_FRM_PREPAY_RAMP
Prepay (A)	135 *New_RABO_ARM_PREPAY_RAMP	135 *New_RABO_ARM_PREPAY_RAMP	75 *New_RABO_ARM_PREPAY_RAMP	75 *New_RABO_ARM_PREPAY_RAMP	100 *New_RABO_ARM_PREPAY_RAMP
Default	**13.63 CDR**	**10.81 CDR**	**8.65 CDR**	**7.15 CDR**	**8.68 CDR**
Loss Severity	40%	40%	60%	60%	60%
Servicer Advances	100%	100%	100%	100%	100%
Liquidation Lag	12	12	12	12	12
Delinq	100%	100%	100%	100%	100%
Optional Redemption	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)

z_frhe0501_mkt - Price/Yield -

Balance
Coupon
Settle

WAL	13.26	9.50	9.89
Principal Writedown	0.28%	0.43%	0.51%
Total Collat Loss (Collat Maturity)	11.95%	11.28%	9.25%
Total Collat Liquidation (Collat Maturity)	19.76%	18.64%	15.30%
LIBOR	Flat for 12 - Spike 400	Forward	Flat for 12 - Spike 400
Prepay (F)	100 *New_RABO_FRM_PREPAY_RAMP	135 *New_RABO_FRM_PREPAY_RAMP	135 *New_RABO_FRM_PREPAY_RAMP
Prepay (A)	100 *New_RABO_ARM_PREPAY_RAMP	135 *New_RABO_ARM_PREPAY_RAMP	135 *New_RABO_ARM_PREPAY_RAMP
Default	**7.01 CDR**	**8.85 CDR**	**7.07 CDR**
Loss Severity	60%	60%	60%
Servicer Advances	100%	100%	100%
Liquidation Lag	12	12	12
Delinq	100%	100%	100%
Optional Redemption	Call (N)	Call (N)	Call (N)

z_frhe0501_mkt - Price/Yield - M-7

Balance	$26,075,000.00	Delay	0
Coupon	3.849	Dated	3/29/2005
Settle	3/29/2005	First Payment	4/25/2005

WAL	14.70	16.10	12.18
Principal Writedown	0.06%	0.83%	0.44%
Total Collat Loss (Collat Maturity)	15.20%	12.78%	12.13%
Total Collat Liquidation (Collat Maturity)	37.68%	31.68%	30.07%
LIBOR	Forward	Flat for 12 - Spike 400	Forward
Prepay (F)	75 *New_RABO_FRM_PREPAY_RAMP	75 *New_RABO_FRM_PREPAY_RAMP	100 *New_RABO_FRM_PREPAY_RAMP
Prepay (A)	75 *New_RABO_ARM_PREPAY_RAMP	75 *New_RABO_ARM_PREPAY_RAMP	100 *New_RABO_ARM_PREPAY_RAMP
Default	**12.35 CDR**	**9.64 CDR**	**11.81 CDR**
Loss Severity	40%	40%	40%
Servicer Advances	100%	100%	100%
Liquidation Lag	12	12	12
Delinq	100%	100%	100%
Optional Redemption	Call (N)	Call (N)	Call (N)

z_frhe0501_mkt - Price/Yield -

Balance	Index	LIBOR_1MO	WAC
Coupon	Mult / Margin	1 / 1.25	NET
Settle	Cap / Floor	999 / 0	

WAL	13.06	9.39	9.92
Principal Writedown	0.64%	0.49%	0.46%
Total Collat Loss (Collat Maturity)	10.02%	9.57%	7.65%
Total Collat Liquidation (Collat Maturity)	24.85%	23.73%	18.97%
LIBOR	Flat for 12 - Spike 400	Forward	Flat for 12 - Spike 400
Prepay (F)	100 *New_RABO_FRM_PREPAY_RAMP	135 *New_RABO_FRM_PREPAY_RAMP	135 *New_RABO_FRM_PREPAY_RAMP
Prepay (A)	100 *New_RABO_ARM_PREPAY_RAMP	135 *New_RABO_ARM_PREPAY_RAMP	135 *New_RABO_ARM_PREPAY_RAMP
Default	**9.25 CDR**	**11.73 CDR**	**9.02 CDR**
Loss Severity	40%	40%	40%
Servicer Advances	100%	100%	100%
Liquidation Lag	12	12	12
Delinq	100%	100%	100%
Optional Redemption	Call (N)	Call (N)	Call (N)

z_frhe0501_mkt - Price/Yield -

Balance	7.2013	WAM	357
Coupon	6.6963	WALA	1
Settle			

WAL	16.78	17.66	13.39
Principal Writedown	0.71%	0.21%	0.24%
Total Collat Loss (Collat Maturity)	16.45%	14.06%	12.98%
Total Collat Liquidation (Collat Maturity)	27.17%	23.24%	21.46%
LIBOR	Forward	Flat for 12 - Spike 400	Forward
Prepay (F)	75 *New_RABO_FRM_PREPAY_RAMP	75 *New_RABO_FRM_PREPAY_RAMP	100 *New_RABO_FRM_PREPAY_RAMP
Prepay (A)	75 *New_RABO_ARM_PREPAY_RAMP	75 *New_RABO_ARM_PREPAY_RAMP	100 *New_RABO_ARM_PREPAY_RAMP
Default	**7.89 CDR**	**6.45 CDR**	**7.75 CDR**
Loss Severity	60%	60%	60%
Servicer Advances	100%	100%	100%
Liquidation Lag	12	12	12
Delinq	100%	100%	100%
Optional Redemption	Call (N)	Call (N)	Call (N)

z_frhe0501_mkt - Price/Yield -

Balance
Coupon
Settle

WAL	14.08	10.13	10.52
Principal Writedown	0.49%	1.10%	0.91%
Total Collat Loss (Collat Maturity)	10.67%	9.95%	7.92%
Total Collat Liquidation (Collat Maturity)	17.65%	16.45%	13.09%
LIBOR	Flat for 12 - Spike 400	Forward	Flat for 12 - Spike 400
Prepay (F)	100 *New_RABO_FRM_PREPAY_RAMP	135 *New_RABO_FRM_PREPAY_RAMP	135 *New_RABO_FRM_PREPAY_RAMP
Prepay (A)	100 *New_RABO_ARM_PREPAY_RAMP	135 *New_RABO_ARM_PREPAY_RAMP	135 *New_RABO_ARM_PREPAY_RAMP
Default	**6.14 CDR**	**7.68 CDR**	**5.95 CDR**
Loss Severity	60%	60%	60%
Servicer Advances	100%	100%	100%
Liquidation Lag	12	12	12
Delinq	100%	100%	100%
Optional Redemption	Call (N)	Call (N)	Call (N)

z_frhe0501_mkt - Price/Yield - M-8

Balance	$24,143,000.00	Delay	0
Coupon	3.949	Dated	3/29/2005
Settle	3/29/2005	First Payment	4/25/2005

WAL	15.46	14.57	12.78
Principal Writedown	0.40%	0.54%	0.42%
Total Collat Loss (Collat Maturity)	14.20%	11.44%	11.03%
Total Collat Liquidation (Collat Maturity)	35.19%	28.38%	27.34%
LIBOR	Forward	Flat for 12 - Spike 400	Forward
Prepay (F)	75 *New_RABO_FRM_PREPAY_RAMP	75 *New_RABO_FRM_PREPAY_RAMP	100 *New_RABO_FRM_PREPAY_RAMP
Prepay (A)	75 *New_RABO_ARM_PREPAY_RAMP	75 *New_RABO_ARM_PREPAY_RAMP	100 *New_RABO_ARM_PREPAY_RAMP
Default	**11.19 CDR**	**8.32 CDR**	**10.45 CDR**
Loss Severity	40%	40%	40%
Servicer Advances	100%	100%	100%
Liquidation Lag	12	12	12
Delinq	100%	100%	100%
Optional Redemption	Call (N)	Call (N)	Call (N)

z_frhe0501_mkt - Price/Yield -

Balance	Index	LIBOR_1MO	WAC
Coupon	Mult / Margin	1 / 1.35	NET
Settle	Cap / Floor	999 / 0	

WAL	13.65	9.84	10.39
Principal Writedown	0.72%	0.49%	0.37%
Total Collat Loss (Collat Maturity)	8.96%	8.39%	6.45%
Total Collat Liquidation (Collat Maturity)	22.23%	20.79%	16.01%
LIBOR	Flat for 12 - Spike 400	Forward	Flat for 12 - Spike 400
Prepay (F)	100 *New_RABO_FRM_PREPAY_RAMP	135 *New_RABO_FRM_PREPAY_RAMP	135 *New_RABO_FRM_PREPAY_RAMP
Prepay (A)	100 *New_RABO_ARM_PREPAY_RAMP	135 *New_RABO_ARM_PREPAY_RAMP	135 *New_RABO_ARM_PREPAY_RAMP
Default	**8.07 CDR**	**10.04 CDR**	**7.44 CDR**
Loss Severity	40%	40%	40%
Servicer Advances	100%	100%	100%
Liquidation Lag	12	12	12
Delinq	100%	100%	100%
Optional Redemption	Call (N)	Call (N)	Call (N)

z_frhe0501_mkt - Price/Yield -

Balance	7.2013	WAM	357
Coupon	6.6963	WALA	1
Settle			

WAL	17.36	15.97	13.93
Principal Writedown	0.43%	0.02%	0.84%
Total Collat Loss (Collat Maturity)	15.31%	12.42%	11.80%
Total Collat Liquidation (Collat Maturity)	25.29%	20.53%	19.51%
LIBOR	Forward	Flat for 12 - Spike 400	Forward
Prepay (F)	75 *New_RABO_FRM_PREPAY_RAMP	75 *New_RABO_FRM_PREPAY_RAMP	100 *New_RABO_FRM_PREPAY_RAMP
Prepay (A)	75 *New_RABO_ARM_PREPAY_RAMP	75 *New_RABO_ARM_PREPAY_RAMP	100 *New_RABO_ARM_PREPAY_RAMP
Default	**7.2 CDR**	**5.54 CDR**	**6.92 CDR**
Loss Severity	60%	60%	60%
Servicer Advances	100%	100%	100%
Liquidation Lag	12	12	12
Delinq	100%	100%	100%
Optional Redemption	Call (N)	Call (N)	Call (N)

z_frhe0501_mkt - Price/Yield -

Balance
Coupon
Settle

WAL	14.07	10.46	10.90
Principal Writedown	0.61%	0.25%	0.56%
Total Collat Loss (Collat Maturity)	9.56%	8.70%	6.67%
Total Collat Liquidation (Collat Maturity)	15.81%	14.39%	11.04%
LIBOR	Flat for 12 - Spike 400	Forward	Flat for 12 - Spike 400
Prepay (F)	100 *New_RABO_FRM_PREPAY_RAMP	135 *New_RABO_FRM_PREPAY_RAMP	135 *New_RABO_FRM_PREPAY_RAMP
Prepay (A)	100 *New_RABO_ARM_PREPAY_RAMP	135 *New_RABO_ARM_PREPAY_RAMP	135 *New_RABO_ARM_PREPAY_RAMP
Default	**5.41 CDR**	**6.61 CDR**	**4.94 CDR**
Loss Severity	60%	60%	60%
Servicer Advances	100%	100%	100%
Liquidation Lag	12	12	12
Delinq	100%	100%	100%
Optional Redemption	Call (N)	Call (N)	Call (N)

z_frhe0501_mkt - Price/Yield - M-9

Balance	$19,315,000.00	Delay	0
Coupon	4.599	Dated	3/29/2005
Settle	3/29/2005	First Payment	4/25/2005

WAL	16.50	15.65	13.62
Principal Writedown	0.61%	0.36%	0.35%
Total Collat Loss (Collat Maturity)	13.27%	9.75%	10.05%
Total Collat Liquidation (Collat Maturity)	32.89%	24.16%	24.91%
LIBOR	Forward	Flat for 12 - Spike 400	Forward
Prepay (F)	75 *New_RABO_FRM_PREPAY_RAMP	75 *New_RABO_FRM_PREPAY_RAMP	100 *New_RABO_FRM_PREPAY_RAMP
Prepay (A)	75 *New_RABO_ARM_PREPAY_RAMP	75 *New_RABO_ARM_PREPAY_RAMP	100 *New_RABO_ARM_PREPAY_RAMP
Default	**10.18 CDR**	**6.77 CDR**	**9.3 CDR**
Loss Severity	40%	40%	40%
Servicer Advances	100%	100%	100%
Liquidation Lag	12	12	12
Delinq	100%	100%	100%
Optional Redemption	Call (N)	Call (N)	Call (N)

z_frhe0501_mkt - Price/Yield -

Balance	Index	LIBOR_1MO	WAC
Coupon	Mult / Margin	1 / 2.0	NET
Settle	Cap / Floor	999 / 0	

WAL	12.34	10.50	11.06
Principal Writedown	0.40%	0.52%	0.35%
Total Collat Loss (Collat Maturity)	7.56%	7.36%	5.45%
Total Collat Liquidation (Collat Maturity)	18.75%	18.25%	13.53%
LIBOR	Flat for 12 - Spike 400	Forward	Flat for 12 - Spike 400
Prepay (F)	100 *New_RABO_FRM_PREPAY_RAMP	135 *New_RABO_FRM_PREPAY_RAMP	135 *New_RABO_FRM_PREPAY_RAMP
Prepay (A)	100 *New_RABO_ARM_PREPAY_RAMP	135 *New_RABO_ARM_PREPAY_RAMP	135 *New_RABO_ARM_PREPAY_RAMP
Default	**6.59 CDR**	**8.64 CDR**	**6.17 CDR**
Loss Severity	40%	40%	40%
Servicer Advances	100%	100%	100%
Liquidation Lag	12	12	12
Delinq	100%	100%	100%
Optional Redemption	Call (N)	Call (N)	Call (N)

z_frhe0501_mkt - Price/Yield -

Balance	7.2013	WAM	357
Coupon	6.6963	WALA	1
Settle			

WAL	18.36	16.81	14.70
Principal Writedown	1.25%	0.53%	0.50%
Total Collat Loss (Collat Maturity)	14.27%	10.47%	10.73%
Total Collat Liquidation (Collat Maturity)	23.57%	17.30%	17.73%
LIBOR	Forward	Flat for 12 - Spike 400	Forward
Prepay (F)	75 *New_RABO_FRM_PREPAY_RAMP	75 *New_RABO_FRM_PREPAY_RAMP	100 *New_RABO_FRM_PREPAY_RAMP
Prepay (A)	75 *New_RABO_ARM_PREPAY_RAMP	75 *New_RABO_ARM_PREPAY_RAMP	100 *New_RABO_ARM_PREPAY_RAMP
Default	**6.59 CDR**	**4.52 CDR**	**6.19 CDR**
Loss Severity	60%	60%	60%
Servicer Advances	100%	100%	100%
Liquidation Lag	12	12	12
Delinq	100%	100%	100%
Optional Redemption	Call (N)	Call (N)	Call (N)

z_frhe0501_mkt - Price/Yield -

Balance
Coupon
Settle

WAL	13.02	11.08	11.51
Principal Writedown	0.89%	0.45%	0.55%
Total Collat Loss (Collat Maturity)	7.96%	7.63%	5.65%
Total Collat Liquidation (Collat Maturity)	13.16%	12.62%	9.34%
LIBOR	Flat for 12 - Spike 400	Forward	Flat for 12 - Spike 400
Prepay (F)	100 *New_RABO_FRM_PREPAY_RAMP	135 *New_RABO_FRM_PREPAY_RAMP	135 *New_RABO_FRM_PREPAY_RAMP
Prepay (A)	100 *New_RABO_ARM_PREPAY_RAMP	135 *New_RABO_ARM_PREPAY_RAMP	135 *New_RABO_ARM_PREPAY_RAMP
Default	**4.4 CDR**	**5.72 CDR**	**4.13 CDR**
Loss Severity	60%	60%	60%
Servicer Advances	100%	100%	100%
Liquidation Lag	12	12	12
Delinq	100%	100%	100%
Optional Redemption	Call (N)	Call (N)	Call (N)

COMPUTATIONAL MATERIALS DISCLAIMER

The attached tables and other statistical analyses (the "Computational Materials") are privileged and intended for use by the addressee only. These Computational Materials have been prepared by Greenwich Capital Markets, Inc. in reliance upon information furnished by the issuer of the securities and its affiliates. These Computational Materials are furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be reflected therein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayments assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither Greenwich Capital Markets, Inc. nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

Although a registration statement (including the Prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification of such securities under the securities laws of any such state. Prospective purchasers are referred to the final prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials and any matter discussed in this communication. Once available, a final prospectus and prospectus supplement may be obtained by contacting the Greenwich Capital Markets, Inc. Trading Desk at (203) 625-6160.

Please be advised that the securities described herein may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayment, yield curve and interest rate risks. Investors should make every effort to consider the risks of these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

Mortgage Loan Trust 2005-1
NetWAC Schedule

FRM PPC: 115%
ARM PPC: 100%
Enable Call: Yes

plus the percentage calculated as cashflow from the Yield Maintenance Agreement rate assuming the bond balances as the denominator.

Period	1 Mo LIBOR	6 Mo LIBOR	NetWac Cap	Effective NetWac Rate
1	2.59900	3.08900	5.16	5.16
2	2.87500	3.24600	4.63	4.63
3	3.05600	3.36900	6.48	6.48
4	3.16000	3.47100	6.70	6.70
5	3.30100	3.56900	6.48	6.48
6	3.42500	3.65400	6.48	6.48
7	3.52900	3.72700	6.69	6.69
8	3.59900	3.79000	6.48	6.48
9	3.66100	3.84800	6.69	6.69
10	3.73700	3.90100	6.48	6.48
11	3.80500	3.94500	6.48	6.48
12	3.85400	3.98100	7.17	7.17
13	3.90400	4.01300	6.48	6.48
14	3.94300	4.04300	6.69	6.69
15	3.96900	4.07100	6.47	6.47
16	3.99700	4.09700	6.69	6.69
17	4.02100	4.12000	6.48	6.48
18	4.04600	4.13700	6.48	6.48
19	4.07800	4.14400	6.69	6.69
20	4.10600	4.14800	6.48	6.48
21	4.12400	4.15300	6.69	6.69
22	4.13600	4.15900	6.50	6.50
23	4.11700	4.16900	8.06	8.06
24	4.09000	4.18700	8.93	8.93
25	4.10000	4.21400	8.06	8.06
26	4.13200	4.24400	9.12	9.12
27	4.16400	4.27300	8.82	8.82
28	4.19400	4.29900	9.12	9.12
29	4.22300	4.32400	9.38	9.38
30	4.25000	4.34600	9.37	9.37
31	4.27600	4.36600	9.68	9.68

Period	1 Mo LIBOR	6 Mo LIBOR	NetWac Cap	Effective NetWac Rate
32	4.29900	4.38400	9.64	9.64
33	4.32100	4.40100	9.96	9.96
34	4.33900	4.41600	9.64	9.64
35	4.35600	4.43000	9.79	9.79
36	4.36900	4.44300	10.46	10.46
37	4.38200	4.45700	9.78	9.78
38	4.39500	4.47100	10.18	10.18
39	4.40800	4.48500	9.84	9.84
40	4.42200	4.50000	10.17	10.17
41	4.43600	4.51600	9.90	9.90
42	4.45000	4.53200	9.89	9.89
43	4.46500	4.54900	10.22	10.22
44	4.48000	4.56700	9.92	9.92
45	4.49600	4.58500	10.24	10.24
46	4.51400	4.60400	9.91	9.91
47	4.53200	4.62100	9.96	9.96
48	4.55100	4.63800	11.02	11.02
49	4.57000	4.65400	9.95	9.95
50	4.58700	4.66800	10.30	10.30
51	4.60300	4.68100	9.96	9.96
52	4.61800	4.69300	10.29	10.29
53	4.63100	4.70300	9.99	9.99
54	4.64300	4.71100	9.98	9.98
55	4.65400	4.71800	10.31	10.31
56	4.66300	4.72500	9.98	9.98
57	4.67100	4.73200	10.30	10.30
58	4.67700	4.74100	9.97	9.97
59	4.68200	4.75100	10.00	10.00
60	4.68400	4.76300	11.06	11.06
61	4.69200	4.77600	9.98	9.98
62	4.70700	4.79100	10.33	10.33
63	4.72200	4.80500	9.99	9.99
64	4.73600	4.81900	10.32	10.32
65	4.75100	4.83300	10.02	10.02
66	4.76500	4.84700	10.01	10.01
67	4.77800	4.86000	10.34	10.34
68	4.79200	4.87300	10.02	10.02
69	4.80500	4.88600	10.34	10.34
70	4.81800	4.89900	10.00	10.00
71	4.83100	4.91100	10.03	10.03
72	4.84300	4.92300	11.10	11.10
73	4.85500	4.93500	10.02	10.02
74	4.86700	4.94600	10.36	10.36
75	4.87900	4.95800	10.02	10.02
76	4.89000	4.96800	10.34	10.34
77	4.90100	4.97900	10.03	10.03
78	4.91200	4.98900	10.02	10.02

COMPUTATIONAL MATERIALS DISCLAIMER

The attached tables and other statistical analyses (the "Computational Materials") are privileged and intended for use by the addressee only. These Computational Materials have been prepared by Greenwich Capital Markets, Inc. in reliance upon information furnished by the issuer of the securities and its affiliates. These Computational Materials are furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be reflected therein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayments assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither Greenwich Capital Markets, Inc. nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

Although a registration statement (including the Prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification of such securities under the securities laws of any such state. Prospective purchasers are referred to the final prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials and any matter discussed in this communication. Once available, a final prospectus and prospectus supplement may be obtained by contacting the Greenwich Capital Markets, Inc. Trading Desk at (203) 625-6160.

Please be advised that the securities described herein may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayment, yield curve and interest rate risks. Investors should make every effort to consider the risks of these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

Mortgage Loan Trust 2005-1
NetWAC Schedule
FRM PPC: 50%
ARM PPC: 50%
Enable Call Yes
#VALUE!
(2) Assumes the 6-month LIBOR remains constant at 20.0%.
(3) Assumes the 1-month LIBOR remains constant at 20.0%.

- The Effective Net WAC Rate is calculated as the Net WAC Rate plus the percentage calculated as cashflow from the Yield Maintenance Agreement rate assuming the bond balances as the denominator.

Period	1 Mo LIBOF	6 Mo LIBOF	(1)(2) NetWac Cap	(2)(3) Effective NetWac Rate
1	2.59900	3.08900	5.16	5.16
2	20.00000	20.00000	4.64	9.99
3	20.00000	20.00000	6.48	9.98
4	20.00000	20.00000	6.70	9.97
5	20.00000	20.00000	6.48	9.95
6	20.00000	20.00000	6.48	9.94
7	20.00000	20.00000	6.70	9.92
8	20.00000	20.00000	6.48	9.89
9	20.00000	20.00000	6.69	9.88
10	20.00000	20.00000	6.48	9.84
11	20.00000	20.00000	6.48	9.81
12	20.00000	20.00000	7.17	9.82
13	20.00000	20.00000	6.48	9.75
14	20.00000	20.00000	6.69	9.73
15	20.00000	20.00000	6.48	9.67
16	20.00000	20.00000	6.69	9.65
17	20.00000	20.00000	6.48	9.59
18	20.00000	20.00000	6.48	9.55
19	20.00000	20.00000	6.69	9.53
20	20.00000	20.00000	6.48	9.45
21	20.00000	20.00000	6.70	9.44
22	20.00000	20.00000	6.50	9.36
23	20.00000	20.00000	8.09	9.64
24	20.00000	20.00000	8.96	9.80
25	20.00000	20.00000	8.09	9.59
26	20.00000	20.00000	9.12	9.79
27	20.00000	20.00000	8.83	9.70
28	20.00000	20.00000	9.13	9.77
29	20.00000	20.00000	9.62	9.91
30	20.00000	20.00000	9.62	9.91
31	20.00000	20.00000	9.94	10.00
32	20.00000	20.00000	9.98	10.01
33	20.00000	20.00000	10.31	10.31
34	20.00000	20.00000	10.00	10.02
35	20.00000	20.00000	10.83	10.83
36	20.00000	20.00000	11.58	11.58
37	20.00000	20.00000	10.83	10.83
38	20.00000	20.00000	11.59	11.59
39	20.00000	20.00000	11.21	11.21
40	20.00000	20.00000	11.60	11.60
41	20.00000	20.00000	11.76	11.76
42	20.00000	20.00000	11.76	11.76
43	20.00000	20.00000	12.15	12.15
44	20.00000	20.00000	12.00	12.00
45	20.00000	20.00000	12.39	12.39
46	20.00000	20.00000	12.00	12.00
47	20.00000	20.00000	12.02	12.02
48	20.00000	20.00000	13.30	13.30
49	20.00000	20.00000	12.01	12.01
50	20.00000	20.00000	12.42	12.42
51	20.00000	20.00000	12.01	12.01
52	20.00000	20.00000	12.41	12.41
53	20.00000	20.00000	12.02	12.02

Mortgage Loan Trust 2005-1
NetWAC Schedule
FRM PPC: 50%
ARM PPC: 200% after Roll
Enable Call Yes
#VALUE!
(2) Assumes the 6-month LIBOR remains constant at 20.0%.
(3) Assumes the 1-month LIBOR remains constant at 20.0%.

Period	1 Mo LIBOF	6 Mo LIBOF	(1)(2) NetWac Cap	(2)(3) Effective NetWac Rate
1	2.59900	3.08900	5.16	5.16
2	20.00000	20.00000	4.64	9.99
3	20.00000	20.00000	6.48	9.98
4	20.00000	20.00000	6.70	9.97
5	20.00000	20.00000	6.48	9.95
6	20.00000	20.00000	6.48	9.94
7	20.00000	20.00000	6.70	9.92
8	20.00000	20.00000	6.48	9.89
9	20.00000	20.00000	6.69	9.88
10	20.00000	20.00000	6.48	9.84
11	20.00000	20.00000	6.48	9.81
12	20.00000	20.00000	7.17	9.82
13	20.00000	20.00000	6.48	9.75
14	20.00000	20.00000	6.69	9.73
15	20.00000	20.00000	6.48	9.67
16	20.00000	20.00000	6.69	9.65
17	20.00000	20.00000	6.48	9.59
18	20.00000	20.00000	6.48	9.55
19	20.00000	20.00000	6.69	9.53
20	20.00000	20.00000	6.48	9.45
21	20.00000	20.00000	6.70	9.44
22	20.00000	20.00000	6.50	9.36
23	20.00000	20.00000	8.09	9.64
24	20.00000	20.00000	8.96	9.80
25	20.00000	20.00000	8.09	9.59
26	20.00000	20.00000	9.12	9.79
27	20.00000	20.00000	8.83	9.70
28	20.00000	20.00000	9.12	9.79
29	20.00000	20.00000	9.54	9.86
30	20.00000	20.00000	9.49	9.82
31	20.00000	20.00000	9.77	9.85
32	20.00000	20.00000	9.83	9.86
33	20.00000	20.00000	10.10	10.10
34	20.00000	20.00000	9.74	9.77
35	20.00000	20.00000	10.37	10.37
36	20.00000	20.00000	11.01	11.01
37	20.00000	20.00000	10.22	10.22
38	20.00000	20.00000	10.88	10.88
39	20.00000	20.00000	10.43	10.43
40	20.00000	20.00000	10.69	10.69
41	20.00000	20.00000	10.62	10.62
42	20.00000	20.00000	10.51	10.51
43	20.00000	20.00000	10.74	10.74
44	20.00000	20.00000	10.47	10.47
45	20.00000	20.00000	10.69	10.69
46	20.00000	20.00000	10.22	10.22
47	20.00000	20.00000	10.10	10.10
48	20.00000	20.00000	11.04	11.04
49	20.00000	20.00000	9.84	9.84
50	20.00000	20.00000	10.05	10.05
51	20.00000	20.00000	9.60	9.60
52	20.00000	20.00000	9.79	9.79
53	20.00000	20.00000	9.36	9.36

Period	1 Mo LIBOR	6 Mo LIBOR	(1)(2) NetWac Cap	(2)(3) Effective NetWac Rate
54	20.00000	20.00000	12.02	12.02
55	20.00000	20.00000	12.41	12.41
56	20.00000	20.00000	12.01	12.01
57	20.00000	20.00000	12.41	12.41
58	20.00000	20.00000	12.01	12.01
59	20.00000	20.00000	12.02	12.02
60	20.00000	20.00000	13.30	13.30
61	20.00000	20.00000	12.01	12.01
62	20.00000	20.00000	12.41	12.41
63	20.00000	20.00000	12.00	12.00
64	20.00000	20.00000	12.40	12.40
65	20.00000	20.00000	12.00	12.00
66	20.00000	20.00000	12.00	12.00
67	20.00000	20.00000	12.39	12.39
68	20.00000	20.00000	11.99	11.99
69	20.00000	20.00000	12.38	12.38
70	20.00000	20.00000	11.98	11.98
71	20.00000	20.00000	11.98	11.98
72	20.00000	20.00000	13.26	13.26
73	20.00000	20.00000	11.97	11.97
74	20.00000	20.00000	12.37	12.37
75	20.00000	20.00000	11.96	11.96
76	20.00000	20.00000	12.36	12.36
77	20.00000	20.00000	11.96	11.96
78	20.00000	20.00000	11.95	11.95
79	20.00000	20.00000	12.34	12.34
80	20.00000	20.00000	11.94	11.94
81	20.00000	20.00000	12.33	12.33
82	20.00000	20.00000	11.93	11.93
83	20.00000	20.00000	11.93	11.93
84	20.00000	20.00000	12.74	12.74
85	20.00000	20.00000	11.91	11.91
86	20.00000	20.00000	12.30	12.30
87	20.00000	20.00000	11.90	11.90
88	20.00000	20.00000	12.29	12.29
89	20.00000	20.00000	11.89	11.89
90	20.00000	20.00000	11.88	11.88
91	20.00000	20.00000	12.27	12.27
92	20.00000	20.00000	11.87	11.87
93	20.00000	20.00000	12.26	12.26
94	20.00000	20.00000	11.86	11.86
95	20.00000	20.00000	11.85	11.85
96	20.00000	20.00000	13.12	13.12
97	20.00000	20.00000	11.84	11.84
98	20.00000	20.00000	12.23	12.23
99	20.00000	20.00000	11.83	11.83
100	20.00000	20.00000	12.22	12.22
101	20.00000	20.00000	11.82	11.82
102	20.00000	20.00000	11.81	11.81
103	20.00000	20.00000	12.20	12.20
104	20.00000	20.00000	11.80	11.80
105	20.00000	20.00000	12.18	12.18
106	20.00000	20.00000	11.79	11.79
107	20.00000	20.00000	11.78	11.78
108	20.00000	20.00000	13.03	13.03
109	20.00000	20.00000	11.77	11.77
110	20.00000	20.00000	12.15	12.15
111	20.00000	20.00000	11.75	11.75
112	20.00000	20.00000	12.14	12.14
113	20.00000	20.00000	11.74	11.74
114	20.00000	20.00000	11.73	11.73
115	20.00000	20.00000	12.12	12.12
116	20.00000	20.00000	11.72	11.72
117	20.00000	20.00000	12.11	12.11
118	20.00000	20.00000	11.71	11.71
119	20.00000	20.00000	11.70	11.70
120	20.00000	20.00000	12.95	12.95
121	20.00000	20.00000	11.69	11.69
122	20.00000	20.00000	12.07	12.07

Period	1 Mo LIBOR	6 Mo LIBOR	(1)(2) NetWac Cap	(2)(3) Effective NetWac Rate
54	20.00000	20.00000	9.24	9.24
55	20.00000	20.00000	9.42	9.42
56	20.00000	20.00000	9.01	9.01
57	20.00000	20.00000	9.19	9.19
58	20.00000	20.00000	8.79	8.79
59	20.00000	20.00000	8.69	8.69
60	20.00000	20.00000	9.52	9.52
61	20.00000	20.00000	8.50	8.50
62	20.00000	20.00000	8.70	8.70

Period	1 Mo LIBOF	6 Mo LIBOF	(1)(2) NetWac Cap	(2)(3) Effective NetWac Rate
123	20.00000	20.00000	11.68	11.68
124	20.00000	20.00000	12.06	12.06
125	20.00000	20.00000	11.66	11.66
126	20.00000	20.00000	11.66	11.66
127	20.00000	20.00000	12.04	12.04
128	20.00000	20.00000	11.64	11.64
129	20.00000	20.00000	12.03	12.03
130	20.00000	20.00000	11.63	11.63
131	20.00000	20.00000	11.62	11.62
132	20.00000	20.00000	12.42	12.42
133	20.00000	20.00000	11.61	11.61
134	20.00000	20.00000	11.99	11.99
135	20.00000	20.00000	11.60	11.60
136	20.00000	20.00000	11.98	11.98
137	20.00000	20.00000	11.58	11.58
138	20.00000	20.00000	11.58	11.58
139	20.00000	20.00000	11.96	11.96
140	20.00000	20.00000	11.56	11.56
141	20.00000	20.00000	11.94	11.94
142	20.00000	20.00000	11.55	11.55
143	20.00000	20.00000	11.54	11.54
144	20.00000	20.00000	12.77	12.77
145	20.00000	20.00000	11.53	11.53
146	20.00000	20.00000	11.91	11.91
147	20.00000	20.00000	11.52	11.52
148	20.00000	20.00000	11.89	11.89
149	20.00000	20.00000	11.50	11.50
150	20.00000	20.00000	11.50	11.50
151	20.00000	20.00000	11.87	11.87
152	20.00000	20.00000	11.48	11.48
153	20.00000	20.00000	11.86	11.86
154	20.00000	20.00000	11.47	11.47
155	20.00000	20.00000	11.46	11.46
156	20.00000	20.00000	12.68	12.68
157	20.00000	20.00000	11.45	11.45
158	20.00000	20.00000	11.82	11.82
159	20.00000	20.00000	11.44	11.44

Period	1 Mo LIBOF	6 Mo LIBOF	(1)(2) NetWac Cap	(2)(3) Effective NetWac Rate

COMPUTATIONAL MATERIALS DISCLAIMER

The attached tables and other statistical analyses (the "Computational Materials") are privileged and intended for use by the addressee only. These Computational Materials have been prepared by Greenwich Capital Markets, Inc. in reliance upon information furnished by the issuer of the securities and its affiliates. These Computational Materials are furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be reflected therein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayments assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither Greenwich Capital Markets, Inc. nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

Although a registration statement (including the Prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification of such securities under the securities laws of any such state. Prospective purchasers are referred to the final prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials and any matter discussed in this communication. Once available, a final prospectus and prospectus supplement may be obtained by contacting the Greenwich Capital Markets, Inc. Trading Desk at (203) 625-6160.

Please be advised that the securities described herein may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayment, yield curve and interest rate risks. Investors should make every effort to consider the risks of these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

frhe0501_mkt - BE Analysis

Settle	3/29/2005
First Payment	4/25/2005

	2A2	2A3
Principal Writedown	21,388.33 (0.01%)	16,791.78 (0.05%)
Total Collat Loss (Collat Maturity)	602,221,929.33 (31.18%)	556,034,777.13 (28.79%)
Total Collat Liquidation (Collat Maturity)	1,186,877,532.31 (61.45%)	1,095,826,306.82 (56.74%)
Prepay	100 *fremt05_1_nord_cpr_ramp	100 *fremt05_1_nord_cpr_ramp
Default	33.48 CDR	28.233 CDR
Loss Severity	50%	50%
LIBOR	FWD + 200	FWD + 200
Servicer Advances	100%	100%
Liquidation Lag	24	24
Triggers	Fail	Fail
Optional Redemption	Call (N)	Call (N)

100% or Ramp = 18% CPR for 24 months/ 60% CPR for 6 months / 12% CPR to maturity

COMPUTATIONAL MATERIALS DISCLAIMER

The attached tables and other statistical analyses (the "Computational Materials") are privileged and intended for use by the addressee only. These Computational Materials have been prepared by Greenwich Capital Markets, Inc. in reliance upon information furnished by the issuer of the securities and its affiliates. These Computational Materials are furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be reflected therein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayments assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither Greenwich Capital Markets, Inc. nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

Although a registration statement (including the Prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification of such securities under the securities laws of any such state. Prospective purchasers are referred to the final prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials and any matter discussed in this communication. Once available, a final prospectus and prospectus supplement may be obtained by contacting the Greenwich Capital Markets, Inc. Trading Desk at (203) 625-6160.

Please be advised that the securities described herein may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayment, yield curve and interest rate risks. Investors should make every effort to consider the risks of these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

z_frhe0501_hbk - Price/Yield - B-1

Balance	$12,554,000.00	**Fwd + 200 0ver 12**
Settle	3/29/2005	

Loss Severity	50%
Servicer Advances	100%
Liquidation Lag	4
Triggers	Fail
Optional Redemption	Call (N)

Default	**75 *hbk_cdr_loss_curve**	**100 *hbk_cdr_loss_curve**	**125 *hbk_cdr_loss_curve**
75 PricingSpeed			
Yield	10.379	10.440	9.075
Disc Margin	360.9	365.4	228.1
WAL	16.52	17.15	17.09
Principal Writedown	0.00%	0.00%	16.66%
at Loss (Collat Maturity)	5.59%	7.21%	8.72%
100 PricingSpeed			
Yield	10.363	10.464	8.184
Disc Margin	371.7	377.6	142.4
WAL	12.56	13.46	12.50
Principal Writedown	0.00%	0.00%	26.53%
at Loss (Collat Maturity)	4.13%	5.37%	6.55%
125 PricingSpeed			
Yield	9.500	9.399	1.838
Disc Margin	296.3	276.5	-478.8
WAL	10.43	12.93	10.29
Principal Writedown	0.00%	0.00%	76.17%
at Loss (Collat Maturity)	3.14%	4.10%	5.03%

z_frhe0501_hbk - Price/Yield - B-2

Balance	$19,315,000.00	**Fwd + 200 0ver 12**
Settle	3/29/2005	

Loss Severity	50%
Servicer Advances	100%
Liquidation Lag	4
Triggers	Fail
Optional Redemption	Call (N)

Default	**75 *hbk_cdr_loss_curve**	**100 *hbk_cdr_loss_curve**	**125 *hbk_cdr_loss_curve**
75 PricingSpeed			
Yield	10.467	9.373	-43.253
Disc Margin	365.4	256.7	-5,365.6
WAL	18.55	17.68	2.28
Principal Writedown	0.00%	11.79%	100.00%
at Loss (Collat Maturity)	5.59%	7.21%	8.72%
100 PricingSpeed			
Yield	10.497	7.897	-7.020
Disc Margin	378.1	120.7	-1,407.6
WAL	14.33	12.47	2.31
Principal Writedown	0.00%	24.61%	100.00%
at Loss (Collat Maturity)	4.13%	5.37%	6.55%
125 PricingSpeed			
Yield	9.557	3.221	-81.388
Disc Margin	291.9	-343.3	NA
WAL	12.49	10.52	2.35
Principal Writedown	0.00%	58.87%	100.00%
at Loss (Collat Maturity)	3.14%	4.10%	5.03%

z_frhe0501_hbk - Price/Yield - B-1

Balance	$12,554,000.00	**Fwd + 200**
Settle	3/29/2005	

Delinq	100%
Optional Redemption	Call (N)

Triggers	Fail

Liquidation Lag	**4**	**4**	**4**
200bp, 75 PricingSpeed			
Yield	10.480	10.539	8.972
Disc Margin	361.0	365.5	209.2
WAL	16.55	17.19	16.79
Principal Writedown	0.00%	0.00%	18.63%
:ollat Loss (Collat Maturity)	5.59%	7.21%	8.72%
200bp, 100 PricingSpeed			
Yield	10.477	10.573	8.077
Disc Margin	371.8	377.7	123.0
WAL	12.58	13.49	12.28
Principal Writedown	0.00%	0.00%	28.45%
:ollat Loss (Collat Maturity)	4.13%	5.37%	6.55%
200bp, 125 PricingSpeed			
Yield	9.623	9.506	1.575
Disc Margin	296.5	276.1	-514.3
WAL	10.45	12.98	10.05
Principal Writedown	0.00%	0.00%	77.82%
:ollat Loss (Collat Maturity)	3.14%	4.10%	5.03%

z_frhe0501_hbk - Price/Yield - B-2

Balance	$19,315,000.00	**Fwd + 200**
Settle	3/29/2005	

Delinq	100%
Optional Redemption	Call (N)

Triggers Fail

Liquidation Lag	**4**	**4**	**4**
200bp, 75 PricingSpeed			
Yield	10.563	9.324	-43.155
Disc Margin	365.5	243.0	-5,373.3
WAL	18.60	17.47	2.26
Principal Writedown	0.00%	13.13%	100.00%
:ollat Loss (Collat Maturity)	5.59%	7.21%	8.72%
200bp, 100 PricingSpeed			
Yield	10.604	7.835	-6.969
Disc Margin	378.2	105.2	-1,407.2
WAL	14.37	12.32	2.29
Principal Writedown	0.00%	25.87%	100.00%
:ollat Loss (Collat Maturity)	4.13%	5.37%	6.55%
200bp, 125 PricingSpeed			
Yield	9.669	3.119	-81.854
Disc Margin	292.1	-362.4	NA
WAL	12.52	10.38	2.34
Principal Writedown	0.00%	59.94%	100.00%
:ollat Loss (Collat Maturity)	3.14%	4.10%	5.03%

z_frhe0501_hbk - Price/Yield - B-1

Balance $12,554,000.00 **Fwd**

Settle 3/29/2005

Delinq	100%
Optional Redemption	Call (N)

Triggers Fail

Liquidation Lag	**4**	**4**	**4**
75 PricingSpeed			
Yield	8.493	8.490	8.492
Disc Margin	363.9	365.2	366.9
WAL	15.89	15.28	14.73
Principal Writedown	0.00%	0.00%	0.00%
at Loss (Collat Maturity)	5.58%	7.19%	8.70%
100 PricingSpeed			
Yield	8.454	8.447	8.450
Disc Margin	373.4	374.4	376.0
WAL	12.02	11.62	11.28
Principal Writedown	0.00%	0.00%	0.00%
at Loss (Collat Maturity)	4.13%	5.36%	6.54%
125 PricingSpeed			
Yield	8.401	8.398	8.230
Disc Margin	382.2	383.3	364.8
WAL	9.34	9.06	9.47
Principal Writedown	0.00%	0.00%	0.00%
at Loss (Collat Maturity)	3.13%	4.10%	5.03%

z_frhe0501_hbk - Price/Yield - B-2

Balance	$19,315,000.00	**Fwd**
Settle	3/29/2005	
Delinq		100%
Optional Redemption		Call (N)
Triggers	Fail	

Liquidation Lag	**4**	**4**	**4**
75 PricingSpeed			
Yield	8.585	8.587	8.593
Disc Margin	369.2	370.7	372.5
WAL	17.64	16.99	16.39
Principal Writedown	0.00%	0.00%	0.00%
at Loss (Collat Maturity)	5.58%	7.19%	8.70%
100 PricingSpeed			
Yield	8.582	8.578	8.585
Disc Margin	380.1	381.3	383.0
WAL	13.51	13.07	12.70
Principal Writedown	0.00%	0.00%	0.00%
at Loss (Collat Maturity)	4.13%	5.36%	6.54%
125 PricingSpeed			
Yield	8.554	8.553	8.333
Disc Margin	390.1	391.3	365.5
WAL	10.60	10.29	11.26
Principal Writedown	0.00%	0.00%	0.00%
at Loss (Collat Maturity)	3.13%	4.10%	5.03%

COMPUTATIONAL MATERIALS DISCLAIMER

The attached tables and other statistical analyses (the "Computational Materials") are privileged and intended for use by the addressee only. These Computational Materials have been prepared by Greenwich Capital Markets, Inc. in reliance upon information furnished by the issuer of the securities and its affiliates. These Computational Materials are furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be reflected therein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayments assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither Greenwich Capital Markets, Inc. nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

Although a registration statement (including the Prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification of such securities under the securities laws of any such state. Prospective purchasers are referred to the final prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials and any matter discussed in this communication. Once available, a final prospectus and prospectus supplement may be obtained by contacting the Greenwich Capital Markets, Inc. Trading Desk at (203) 625-6160.

Please be advised that the securities described herein may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayment, yield curve and interest rate risks. Investors should make every effort to consider the risks of these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

z_frhe0501_mkt - Price/Yield - M-2

Balance	$80,155,000.00
Coupon	3.079
Settle	3/29/2005

Loss Severity	60%				
Servicer Advances	100%				
Liquidation Lag	12				
Optional Redemption	Call (N)				
Default	**15.33 CDR**	**20.35 CDR**	**12.73 CDR**	**16.46 CDR**	**22.97 CDR**
	Base Case	***Fast Prepay***	***Slow Prepay***	***Fast/Slow***	***Libor Down Shock***
WAL for Princ Pmts	6.83	3.73	9.29	6.07	3.45
Mod Durn 30360	5.29	3.18	6.64	4.62	3.19
Total Collat Loss (Collat Maturity)	16.11%	14.79%	18.01%	14.10%	16.35%
Prepay (F)	23 HEP	35 HEP	15 HEP	15 HEP	35 HEP
Prepay (A)	40 CPR	55 CPR	30 CPR	55 CPR	55 CPR

z_frhe0501_mkt - Price/Yield - M-3

Balance	$37,663,000.00
Coupon	3.119
Settle	3/29/2005

Loss Severity	60%				
Servicer Advances	100%				
Liquidation Lag	12				
Optional Redemption	Call (N)				
Default	**13.15 CDR**	**17.27 CDR**	**11.09 CDR**	**13.24 CDR**	**19.8 CDR**
	Base Case	***Fast Prepay***	***Slow Prepay***	***Fast/Slow***	***Libor Down Shock***
WAL for Princ Pmts	8.53	4.04	11.63	6.22	3.71
Mod Durn 30360	6.25	3.36	7.70	4.44	3.38
Total Collat Loss (Collat Maturity)	14.26%	12.88%	16.24%	11.88%	14.46%
Prepay (F)	23 HEP	35 HEP	15 HEP	15 HEP	35 HEP
Prepay (A)	40 CPR	55 CPR	30 CPR	55 CPR	55 CPR

z_frhe0501_mkt - Price/Yield - M-5

Balance	$40,561,000.00
Coupon	3.329
Settle	3/29/2005

Loss Severity	60%				
Servicer Advances	100%				
Liquidation Lag	12				
Optional Redemption	Call (N)				
Default	**9.13 CDR**	**11.53 CDR**	**8.09 CDR**	**5.65 CDR**	**13.9 CDR**
	Base Case	***Fast Prepay***	***Slow Prepay***	***Fast/Slow***	***Libor Down Shock***
WAL for Princ Pmts	9.22	4.09	12.58	4.31	3.69
Mod Durn 30360	6.53	3.34	7.99	3.28	3.32
Total Collat Loss (Collat Maturity)	10.53%	9.05%	12.66%	5.77%	10.67%
Prepay (F)	23 HEP	35 HEP	15 HEP	15 HEP	35 HEP
Prepay (A)	40 CPR	55 CPR	30 CPR	55 CPR	55 CPR

z_frhe0501_mkt - Price/Yield - M-8

Balance	$24,143,000.00
Coupon	3.949
Settle	3/29/2005

Loss Severity	60%				
Servicer Advances	100%				
Liquidation Lag	12				
Optional Redemption	Call (N)				
Default	**5.21 CDR**	**5.84 CDR**	**5.06 CDR**	**2.52 CDR**	**8 CDR**
	Base Case	***Fast Prepay***	***Slow Prepay***	***Fast/Slow***	***Libor Down Shock***
WAL for Princ Pmts	6.46	3.84	15.55	4.94	4.05
Mod Durn 30360	4.74	3.09	8.65	3.36	3.49
Total Collat Loss (Collat Maturity)	6.40%	4.84%	8.52%	2.75%	6.49%
Prepay (F)	23 HEP	35 HEP	15 HEP	15 HEP	35 HEP
Prepay (A)	40 CPR	55 CPR	30 CPR	55 CPR	55 CPR

z_frhe0501_mkt - Price/Yield - M-9

Balance	$19,315,000.00
Coupon	4.599
Settle	3/29/2005

Loss Severity	60%				
Servicer Advances	100%				
Liquidation Lag	12				
Optional Redemption	Call (N)				
Default	**4.39 CDR**	**4.59 CDR**	**4.5 CDR**	**1.98 CDR**	**6.68 CDR**
	Base Case	***Fast Prepay***	***Slow Prepay***	***Fast/Slow***	***Libor Down Shock***
WAL for Princ Pmts	6.68	4.28	9.16	5.14	4.17
Mod Durn 30360	4.37	3.08	5.37	3.04	3.25
Total Collat Loss (Collat Maturity)	5.47%	3.85%	7.69%	2.18%	5.49%
Prepay (F)	23 HEP	35 HEP	15 HEP	15 HEP	35 HEP
Prepay (A)	40 CPR	55 CPR	30 CPR	55 CPR	55 CPR

z_frhe0501_mkt - Price/Yield - B-1

Balance	$12,554,000.00
Coupon	5.849
Settle	3/29/2005

Loss Severity	60%				
Servicer Advances	100%				
Liquidation Lag	12				
Optional Redemption	Call (N)				
Default	**3.87 CDR**	**3.79 CDR**	**4.28 CDR**	**1.78 CDR**	**5.86 CDR**
	Base Case	***Fast Prepay***	***Slow Prepay***	***Fast/Slow***	***Libor Down Shock***
WAL for Princ Pmts	8.46	5.52	9.99	4.72	4.38
Mod Durn 30360	4.84	3.61	5.38	2.87	3.17
Total Collat Loss (Collat Maturity)	4.87%	3.20%	7.35%	1.97%	4.85%
Prepay (F)	23 HEP	35 HEP	15 HEP	15 HEP	35 HEP
Prepay (A)	40 CPR	55 CPR	30 CPR	55 CPR	55 CPR

z_frhe0501_mkt - Price/Yield - B-2

Balance	$19,315,000.00
Coupon	5.849
Settle	3/29/2005

Loss Severity	60%				
Servicer Advances	100%				
Liquidation Lag	12				
Optional Redemption	Call (N)				
Default	**2.89 CDR**	**2.59 CDR**	**2.97 CDR**	**1.55 CDR**	**4.63 CDR**
	Base Case	***Fast Prepay***	***Slow Prepay***	***Fast/Slow***	***Libor Down Shock***
WAL for Princ Pmts	4.12	5.52	4.61	4.28	4.30
Mod Durn 30360	3.39	3.62	3.55	2.71	3.15
Total Collat Loss (Collat Maturity)	3.70%	2.22%	5.28%	1.73%	3.88%
Prepay (F)	23 HEP	35 HEP	15 HEP	15 HEP	35 HEP
Prepay (A)	40 CPR	55 CPR	30 CPR	55 CPR	55 CPR

z_frhe0501_dynamic - Price/Yield - 2A3

Balance $31,734,000.00

Settle 3/29/2005

Price	*1*	*2*	*3*	*4*	*5*
WAL for Princ Pmts	5.81	6.28	1.32	1.07	1.32
Mod Durn 30360	4.98	4.95	1.27	1.04	1.27
Principal Window	54 - 244	57 - 270	16 - 16	13 - 13	16 - 16
Principal Writedown	23,848.71 (0.075%)	108,498.29 (0.342%)	308,378.80 (0.972%)	236,194.76 (0.744%)	6,285.31 (0.020%)
Total Collat Loss (Collat Maturity)	77,137,650.17 (29.881%)	31,953,860.05 (27.542%)	09,906,815.54 (26.400%)	96,480,891.28 (25.705%)	09,717,585.96 (26.390%)
LIBOR	Forward	Forward + 200	Forward	Forward	Forward
Prepay	100 PPC	100 PPC	75 PPC	150 PPC	75 for 40 then 150PPC
Servicer Advances	100%	100%	100%	100%	100%
Optional Redemption	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)

z_frhe0501_dynamic - Price/Yield - M-1

Balance $108,162,000.00

Settle 3/29/2005

Price	*1*	*2*	*3*	*4*	*5*
WAL for Princ Pmts	6.78	7.32	2.63	1.68	2.63
Mod Durn 30360	5.49	5.35	2.40	1.55	2.40
Principal Window	59 - 230	63 - 358	31 - 34	20 - 22	31 - 34
Principal Writedown	118,022.98 (0.109%)	16,591.87 (0.015%)	3,190.53 (0.003%)	969.02 (0.001%)	3,190.53 (0.003%)
Total Collat Loss (Collat Maturity)	78,071,323.59 (24.752%)	31,914,626.45 (22.362%)	05,608,215.85 (21.000%)	95,667,312.35 (20.485%)	05,608,215.85 (21.000%)
LIBOR	Forward	Forward + 200	Forward	Forward	Forward
Prepay	100 PPC	100 PPC	75 PPC	150 PPC	75 for 40 then 150PPC
Servicer Advances	100%	100%	100%	100%	100%
Optional Redemption	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)

z_frhe0501_dynamic - Price/Yield - M-2

Balance $80,155,000.00

Settle 3/29/2005

Price	*1*	*2*	*3*	*4*	*5*
WAL for Princ Pmts	8.19	8.96	3.62	2.40	3.57
Mod Durn 30360	6.57	6.42	3.29	2.24	3.25
Principal Window	72 - 224	77 - 261	42 - 50	28 - 34	41 - 48
Principal Writedown	71,468.45 (0.089%)	99,538.06 (0.124%)	23,322.15 (0.029%)	1,052.10 (0.001%)	2,616.65 (0.003%)
Total Collat Loss (Collat Maturity)	04,751,777.11 (20.956%)	57,511,108.61 (18.510%)	49,229,610.33 (18.081%)	70,905,395.42 (14.026%)	48,336,095.84 (18.035%)
LIBOR	Forward	Forward + 200	Forward	Forward	Forward
Prepay	100 PPC	100 PPC	75 PPC	150 PPC	75 for 40 then 150PPC
Servicer Advances	100%	100%	100%	100%	100%
Optional Redemption	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)

z_frhe0501_dynamic - Price/Yield - M-3

Balance $37,663,000.00

Settle 3/29/2005

Price	*1*	*2*	*3*	*4*	*5*
WAL for Princ Pmts	10.57	11.46	4.34	2.92	4.07
Mod Durn 30360	8.01	7.62	3.87	2.69	3.65
Principal Window	94 - 214	103 - 238	49 - 60	32 - 51	47 - 56
Principal Writedown	110,638.37 (0.294%)	109,902.49 (0.292%)	17,222.98 (0.046%)	1,993.33 (0.005%)	6,058.72 (0.016%)
Total Collat Loss (Collat Maturity)	69,865,586.33 (19.150%)	22,184,945.99 (16.681%)	24,099,750.54 (16.780%)	93,340,591.77 (10.010%)	20,444,926.64 (16.591%)
LIBOR	Forward	Forward + 200	Forward	Forward	Forward
Prepay	100 PPC	100 PPC	75 PPC	150 PPC	75 for 40 then 150PPC
Servicer Advances	100%	100%	100%	100%	100%
Optional Redemption	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)

z_frhe0501_mkt - Price/Yield - M-7

Declaration Breakeven Analysis

Balance	$26,075,000.00	Delay	0
Coupon	3.849	Dated	3/29/2005
Settle	3/29/2005	First Payment	4/25/2005

Price	***2679.981 SDA***	***2152.506 SDA***	***2128.192 SDA***	***1719.688 SDA***	***2586.121 SDA***	***2091.305 SDA***	***2101.481 SDA***	***1709.138 SDA***
WAL	11.15	11.66	11.85	12.26	14.77	15.32	15.48	16.00
Mod Durn	7.93	8.18	7.41	7.57	9.54	9.75	8.65	8.77
Principal Writedown	0.02%	0.02%	0.02%	0.02%	0.02%	0.02%	0.02%	0.02%
Total Collat Loss (Collat Maturity)	11.74%	12.03%	9.76%	9.97%	15.44%	16.08%	13.22%	13.71%
LIBOR_1MO	Fwd	Fwd	Fwd + 200	Fwd + 200	Fwd	Fwd	Fwd + 200	Fwd + 200
LIBOR_6MO	Fwd	Fwd	Fwd + 200	Fwd + 200	Fwd	Fwd	Fwd + 200	Fwd + 200
Prepay	100 PricingSpeed	100 PricingSpeed	100 PricingSpeed	100 PricingSpeed	65 PricingSpeed	65 PricingSpeed	65 PricingSpeed	65 PricingSpeed
Loss Severity	45%	55%	45%	55%	45%	55%	45%	55%
Servicer Advances	100%	100%	100%	100%	100%	100%	100%	100%
Liquidation Lag	12	12	12	12	12	12	12	12
Triggers	FAIL	FAIL	FAIL	FAIL	FAIL	FAIL	FAIL	FAIL
Optional Redemption	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)

z_frhe0501_mkt - Price/Yield - M-8

Declaration Breakeven Analysis

Balance	$24,143,000.00	Delay	0
Coupon	3.949	Dated	3/29/2005
Settle	3/29/2005	First Payment	4/25/2005

Price	*9.118 CDR*	*7.421 CDR*	*6.903 CDR*	*5.63 CDR*	*9.598 CDR*	*7.826 CDR*	*7.568 CDR*	*6.205 CDR*
WAL	11.62	12.05	12.22	12.57	15.86	16.68	16.88	17.60
Mod Durn	8.10	8.29	7.50	7.62	9.81	10.09	8.85	9.01
Principal Writedown	0.04%	0.08%	0.04%	0.10%	0.09%	0.14%	0.10%	0.31%
Total Collat Loss (Collat Maturity)	10.93%	11.22%	8.63%	8.82%	15.08%	15.79%	12.61%	13.16%
LIBOR_1MO	Fwd	Fwd	Fwd + 200	Fwd + 200	Fwd	Fwd	Fwd + 200	Fwd + 200
LIBOR_6MO	Fwd	Fwd	Fwd + 200	Fwd + 200	Fwd	Fwd	Fwd + 200	Fwd + 200
Prepay	100 PricingSpeed	100 PricingSpeed	100 PricingSpeed	100 PricingSpeed	65 PricingSpeed	65 PricingSpeed	65 PricingSpeed	65 PricingSpeed
Loss Severity	45%	55%	45%	55%	45%	55%	45%	55%
Servicer Advances	100%	100%	100%	100%	100%	100%	100%	100%
Liquidation Lag	12	12	12	12	12	12	12	12
Triggers	FAIL	FAIL	FAIL	FAIL	FAIL	FAIL	FAIL	FAIL
Optional Redemption	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)

z_frhe0501_mkt - Price/Yield - M-8
Declaration Breakeven Analysis

Balance	$24,143,000.00	Delay	0
Coupon	3.949	Dated	3/29/2005
Settle	3/29/2005	First Payment	4/25/2005

Price	*2335.964 SDA*	*1886.832 SDA*	*1821.117 SDA*	*1478.597 SDA*	*2339.689 SDA*	*1899.352 SDA*	*1881.229 SDA*	*1537.324 SDA*
WAL	11.66	12.09	12.35	12.70	15.19	15.76	15.92	16.44
Mod Durn	8.12	8.33	7.56	7.68	9.63	9.84	8.71	8.83
Principal Writedown	0.02%	0.02%	0.02%	0.03%	0.02%	0.02%	0.02%	0.02%
Total Collat Loss (Collat Maturity)	10.52%	10.78%	8.57%	8.75%	14.34%	14.91%	12.12%	12.56%
LIBOR_1MO	Fwd	Fwd	Fwd + 200	Fwd + 200	Fwd	Fwd	Fwd + 200	Fwd + 200
LIBOR_6MO	Fwd	Fwd	Fwd + 200	Fwd + 200	Fwd	Fwd	Fwd + 200	Fwd + 200
Prepay	100 PricingSpeed	100 PricingSpeed	100 PricingSpeed	100 PricingSpeed	65 PricingSpeed	65 PricingSpeed	65 PricingSpeed	65 PricingSpeed
Loss Severity	45%	55%	45%	55%	45%	55%	45%	55%
Servicer Advances	100%	100%	100%	100%	100%	100%	100%	100%
Liquidation Lag	12	12	12	12	12	12	12	12
Triggers	FAIL	FAIL	FAIL	FAIL	FAIL	FAIL	FAIL	FAIL
Optional Redemption	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)

z_frhe0501_mkt - Price/Yield - M-9
Declaration Breakeven Analysis

Balance	$19,315,000.00	Delay	0
Coupon	4.599	Dated	3/29/2005
Settle	3/29/2005	First Payment	4/25/2005

Price	*8.108 CDR*	*6.616 CDR*	*6.003 CDR*	*4.914 CDR*	*8.771 CDR*	*7.171 CDR*	*6.692 CDR*	*5.484 CDR*
WAL	12.33	12.73	12.97	13.30	16.80	17.60	15.93	16.66
Mod Durn	8.06	8.22	7.48	7.58	9.62	9.84	8.27	8.43
Principal Writedown	0.02%	0.07%	0.05%	0.14%	0.02%	0.10%	0.03%	0.10%
Total Collat Loss (Collat Maturity)	9.90%	10.16%	7.64%	7.81%	14.10%	14.75%	11.44%	11.89%
LIBOR_1MO	Fwd	Fwd	Fwd + 200	Fwd + 200	Fwd	Fwd	Fwd + 200	Fwd + 200
LIBOR_6MO	Fwd	Fwd	Fwd + 200	Fwd + 200	Fwd	Fwd	Fwd + 200	Fwd + 200
Prepay	100 PricingSpeed	100 PricingSpeed	100 PricingSpeed	100 PricingSpeed	65 PricingSpeed	65 PricingSpeed	65 PricingSpeed	65 PricingSpeed
Loss Severity	45%	55%	45%	55%	45%	55%	45%	55%
Servicer Advances	100%	100%	100%	100%	100%	100%	100%	100%
Liquidation Lag	12	12	12	12	12	12	12	12
Triggers	FAIL	FAIL	FAIL	FAIL	FAIL	FAIL	FAIL	FAIL
Optional Redemption	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)

z_frhe0501_mkt - Price/Yield - M-9

Declaration Breakeven Analysis

Balance	$19,315,000.00	Delay	0
Coupon	4.599	Dated	3/29/2005
Settle	3/29/2005	First Payment	4/25/2005

Price	***2059.888 SDA***	***1668.272 SDA***	***1572.256 SDA***	***1281.897 SDA***	***2110.777 SDA***	***1722.211 SDA***	***1706.985 SDA***	***1398.223 SDA***
WAL	12.61	13.00	13.45	13.78	15.94	16.45	16.63	17.07
Mod Durn	8.18	8.33	7.60	7.69	9.42	9.58	8.58	8.65
Principal Writedown	0.03%	0.03%	0.03%	0.03%	0.03%	0.03%	0.03%	0.03%
Total Collat Loss (Collat Maturity)	9.49%	9.71%	7.55%	7.71%	13.25%	13.78%	11.20%	11.60%
LIBOR_1MO	Fwd	Fwd	Fwd + 200	Fwd + 200	Fwd	Fwd	Fwd + 200	Fwd + 200
LIBOR_6MO	Fwd	Fwd	Fwd + 200	Fwd + 200	Fwd	Fwd	Fwd + 200	Fwd + 200
Prepay	100 PricingSpeed	100 PricingSpeed	100 PricingSpeed	100 PricingSpeed	65 PricingSpeed	65 PricingSpeed	65 PricingSpeed	65 PricingSpeed
Loss Severity	45%	55%	45%	55%	45%	55%	45%	55%
Servicer Advances	100%	100%	100%	100%	100%	100%	100%	100%
Liquidation Lag	12	12	12	12	12	12	12	12
Triggers	FAIL	FAIL	FAIL	FAIL	FAIL	FAIL	FAIL	FAIL
Optional Redemption	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)

COMPUTATIONAL MATERIALS DISCLAIMER

The attached tables and other statistical analyses (the "Computational Materials") are privileged and intended for use by the addressee only. These Computational Materials have been prepared by Greenwich Capital Markets, Inc. in reliance upon information furnished by the issuer of the securities and its affiliates. These Computational Materials are furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be reflected therein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayments assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither Greenwich Capital Markets, Inc. nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

Although a registration statement (including the Prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification of such securities under the securities laws of any such state. Prospective purchasers are referred to the final prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials and any matter discussed in this communication. Once available, a final prospectus and prospectus supplement may be obtained by contacting the Greenwich Capital Markets, Inc. Trading Desk at (203) 625-6160.

Please be advised that the securities described herein may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayment, yield curve and interest rate risks. Investors should make every effort to consider the risks of these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

z_frhe0501_mkt - Price/Yield - M-7
Declaration Breakeven Analysis

Balance	$26,075,000.00	Delay	0
Coupon	3.849	Dated	3/29/2005
Settle	3/29/2005	First Payment	4/25/2005

Price	*10.314 CDR*	*8.365 CDR*	*8.024 CDR*	*6.523 CDR*	*10.535 CDR*	*8.56 CDR*	*8.377 CDR*	*6.828 CDR*
WAL	11.16	11.62	11.74	12.11	15.21	16.09	16.25	17.00
Mod Durn	7.93	8.15	7.37	7.50	9.65	9.97	8.75	8.94
Principal Writedown	0.08%	0.10%	0.10%	0.01%	0.06%	0.15%	0.12%	0.09%
Total Collat Loss (Collat Maturity)	12.10%	12.43%	9.82%	10.04%	16.14%	16.92%	13.64%	14.21%
LIBOR_1MO	Fwd	Fwd	Fwd + 200	Fwd + 200	Fwd	Fwd	Fwd + 200	Fwd + 200
LIBOR_6MO	Fwd	Fwd	Fwd + 200	Fwd + 200	Fwd	Fwd	Fwd + 200	Fwd + 200
Prepay	100 PricingSpeed	100 PricingSpeed	100 PricingSpeed	100 PricingSpeed	65 PricingSpeed	65 PricingSpeed	65 PricingSpeed	65 PricingSpeed
Loss Severity	45%	55%	45%	55%	45%	55%	45%	55%
Servicer Advances	100%	100%	100%	100%	100%	100%	100%	100%
Liquidation Lag	12	12	12	12	12	12	12	12
Triggers	FAIL	FAIL	FAIL	FAIL	FAIL	FAIL	FAIL	FAIL
Optional Redemption	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)

z_frhe0501_mkt - Price/Yield - M-7
Declaration Breakeven Analysis

Balance	$26,075,000.00	Delay	0
Coupon	3.849	Dated	3/29/2005
Settle	3/29/2005	First Payment	4/25/2005

Price	*2679.981 SDA*	*2152.506 SDA*	*2128.192 SDA*	*1719.688 SDA*	*2586.121 SDA*	*2091.305 SDA*	*2101.481 SDA*	*1709.138 SDA*
WAL	11.15	11.66	11.85	12.26	14.77	15.32	15.48	16.00
Mod Durn	7.93	8.18	7.41	7.57	9.54	9.75	8.65	8.77
Principal Writedown	0.02%	0.02%	0.02%	0.02%	0.02%	0.02%	0.02%	0.02%
Total Collat Loss (Collat Maturity)	11.74%	12.03%	9.76%	9.97%	15.44%	16.08%	13.22%	13.71%
LIBOR_1MO	Fwd	Fwd	Fwd + 200	Fwd + 200	Fwd	Fwd	Fwd + 200	Fwd + 200
LIBOR_6MO	Fwd	Fwd	Fwd + 200	Fwd + 200	Fwd	Fwd	Fwd + 200	Fwd + 200
Prepay	100 PricingSpeed	100 PricingSpeed	100 PricingSpeed	100 PricingSpeed	65 PricingSpeed	65 PricingSpeed	65 PricingSpeed	65 PricingSpeed
Loss Severity	45%	55%	45%	55%	45%	55%	45%	55%
Servicer Advances	100%	100%	100%	100%	100%	100%	100%	100%
Liquidation Lag	12	12	12	12	12	12	12	12
Triggers	FAIL	FAIL	FAIL	FAIL	FAIL	FAIL	FAIL	FAIL
Optional Redemption	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)

z_frhe0501_mkt - Price/Yield - M-8
Declaration Breakeven Analysis

Balance	$24,143,000.00	Delay	0
Coupon	3.949	Dated	3/29/2005
Settle	3/29/2005	First Payment	4/25/2005

Price	***9.118 CDR***	***7.421 CDR***	***6.903 CDR***	***5.63 CDR***	***9.598 CDR***	***7.826 CDR***	***7.568 CDR***	***6.205 CDR***
WAL	11.62	12.05	12.22	12.57	15.86	16.68	16.88	17.60
Mod Durn	8.10	8.29	7.50	7.62	9.81	10.09	8.85	9.01
Principal Writedown	0.04%	0.08%	0.04%	0.10%	0.09%	0.14%	0.10%	0.31%
Total Collat Loss (Collat Maturity)	10.93%	11.22%	8.63%	8.82%	15.08%	15.79%	12.61%	13.16%
LIBOR_1MO	Fwd	Fwd	Fwd + 200	Fwd + 200	Fwd	Fwd	Fwd + 200	Fwd + 200
LIBOR_6MO	Fwd	Fwd	Fwd + 200	Fwd + 200	Fwd	Fwd	Fwd + 200	Fwd + 200
Prepay	100 PricingSpeed	100 PricingSpeed	100 PricingSpeed	100 PricingSpeed	65 PricingSpeed	65 PricingSpeed	65 PricingSpeed	65 PricingSpeed
Loss Severity	45%	55%	45%	55%	45%	55%	45%	55%
Servicer Advances	100%	100%	100%	100%	100%	100%	100%	100%
Liquidation Lag	12	12	12	12	12	12	12	12
Triggers	FAIL	FAIL	FAIL	FAIL	FAIL	FAIL	FAIL	FAIL
Optional Redemption	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)

z_frhe0501_mkt - Price/Yield - M-8

Declaration Breakeven Analysis

Balance	$24,143,000.00	Delay	0
Coupon	3.949	Dated	3/29/2005
Settle	3/29/2005	First Payment	4/25/2005

Price	***2335.964 SDA***	***1886.832 SDA***	***1821.117 SDA***	***1478.597 SDA***	***2339.689 SDA***	***1899.352 SDA***	***1881.229 SDA***	***1537.324 SDA***
WAL	11.66	12.09	12.35	12.70	15.19	15.76	15.92	16.44
Mod Durn	8.12	8.33	7.56	7.68	9.63	9.84	8.71	8.83
Principal Writedown	0.02%	0.02%	0.02%	0.03%	0.02%	0.02%	0.02%	0.02%
Total Collat Loss (Collat Maturity)	10.52%	10.78%	8.57%	8.75%	14.34%	14.91%	12.12%	12.56%
LIBOR_1MO	Fwd	Fwd	Fwd + 200	Fwd + 200	Fwd	Fwd	Fwd + 200	Fwd + 200
LIBOR_6MO	Fwd	Fwd	Fwd + 200	Fwd + 200	Fwd	Fwd	Fwd + 200	Fwd + 200
Prepay	100 PricingSpeed	100 PricingSpeed	100 PricingSpeed	100 PricingSpeed	65 PricingSpeed	65 PricingSpeed	65 PricingSpeed	65 PricingSpeed
Loss Severity	45%	55%	45%	55%	45%	55%	45%	55%
Servicer Advances	100%	100%	100%	100%	100%	100%	100%	100%
Liquidation Lag	12	12	12	12	12	12	12	12
Triggers	FAIL	FAIL	FAIL	FAIL	FAIL	FAIL	FAIL	FAIL
Optional Redemption	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)

z_frhe0501_mkt - Price/Yield - M-9
Declaration Breakeven Analysis

Balance	$19,315,000.00	Delay	0
Coupon	4.599	Dated	3/29/2005
Settle	3/29/2005	First Payment	4/25/2005

Price	***8.108 CDR***	***6.616 CDR***	***6.003 CDR***	***4.914 CDR***	***8.771 CDR***	***7.171 CDR***	***6.692 CDR***	***5.484 CDR***
WAL	12.33	12.73	12.97	13.30	16.80	17.60	15.93	16.66
Mod Durn	8.06	8.22	7.48	7.58	9.62	9.84	8.27	8.43
Principal Writedown	0.02%	0.07%	0.05%	0.14%	0.02%	0.10%	0.03%	0.10%
Total Collat Loss (Collat Maturity)	9.90%	10.16%	7.64%	7.81%	14.10%	14.75%	11.44%	11.89%
LIBOR_1MO	Fwd	Fwd	Fwd + 200	Fwd + 200	Fwd	Fwd	Fwd + 200	Fwd + 200
LIBOR_6MO	Fwd	Fwd	Fwd + 200	Fwd + 200	Fwd	Fwd	Fwd + 200	Fwd + 200
Prepay	100 PricingSpeed	100 PricingSpeed	100 PricingSpeed	100 PricingSpeed	65 PricingSpeed	65 PricingSpeed	65 PricingSpeed	65 PricingSpeed
Loss Severity	45%	55%	45%	55%	45%	55%	45%	55%
Servicer Advances	100%	100%	100%	100%	100%	100%	100%	100%
Liquidation Lag	12	12	12	12	12	12	12	12
Triggers	FAIL	FAIL	FAIL	FAIL	FAIL	FAIL	FAIL	FAIL
Optional Redemption	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)

z_frhe0501_mkt - Price/Yield - M-9
Declaration Breakeven Analysis

Balance	$19,315,000.00	Delay	0
Coupon	4.599	Dated	3/29/2005
Settle	3/29/2005	First Payment	4/25/2005

Price	***2059.888 SDA***	***1668.272 SDA***	***1572.256 SDA***	***1281.897 SDA***	***2110.777 SDA***	***1722.211 SDA***	***1706.985 SDA***	***1398.223 SDA***
WAL	12.61	13.00	13.45	13.78	15.94	16.45	16.63	17.07
Mod Durn	8.18	8.33	7.60	7.69	9.42	9.58	8.58	8.65
Principal Writedown	0.03%	0.03%	0.03%	0.03%	0.03%	0.03%	0.03%	0.03%
Total Collat Loss (Collat Maturity)	9.49%	9.71%	7.55%	7.71%	13.25%	13.78%	11.20%	11.60%
LIBOR_1MO	Fwd	Fwd	Fwd + 200	Fwd + 200	Fwd	Fwd	Fwd + 200	Fwd + 200
LIBOR_6MO	Fwd	Fwd	Fwd + 200	Fwd + 200	Fwd	Fwd	Fwd + 200	Fwd + 200
Prepay	100 PricingSpeed	100 PricingSpeed	100 PricingSpeed	100 PricingSpeed	65 PricingSpeed	65 PricingSpeed	65 PricingSpeed	65 PricingSpeed
Loss Severity	45%	55%	45%	55%	45%	55%	45%	55%
Servicer Advances	100%	100%	100%	100%	100%	100%	100%	100%
Liquidation Lag	12	12	12	12	12	12	12	12
Triggers	FAIL	FAIL	FAIL	FAIL	FAIL	FAIL	FAIL	FAIL
Optional Redemption	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)

COMPUTATIONAL MATERIALS DISCLAIMER

The attached tables and other statistical analyses (the "Computational Materials") are privileged and intended for use by the addressee only. These Computational Materials have been prepared by Greenwich Capital Markets, Inc. in reliance upon information furnished by the issuer of the securities and its affiliates. These Computational Materials are furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be reflected therein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayments assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither Greenwich Capital Markets, Inc. nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

Although a registration statement (including the Prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification of such securities under the securities laws of any such state. Prospective purchasers are referred to the final prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials and any matter discussed in this communication. Once available, a final prospectus and prospectus supplement may be obtained by contacting the Greenwich Capital Markets, Inc. Trading Desk at (203) 625-6160.

Please be advised that the securities described herein may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayment, yield curve and interest rate risks. Investors should make every effort to consider the risks of these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

z_frhe0501_mkt - Price/Yield - 2A3

Balance	$31,734,000.00
Coupon	2.959
Settle	3/29/2005

Loss Severity	50%
Servicer Advances	100%
Liquidation Lag	12
Optional Redemption	Call (N)

	75 PPC / Fwd + 100	***75 PPC / Fwd + 200***	***75 PPC / Fwd + 300***	***100 PPC / Fwd + 100***
	25.03 CDR	**23.38 CDR**	**21.99 CDR**	**25.03 CDR**
WAL	7.48	7.75	7.96	7.48
Mod Durn 30360	5.94	5.87	5.81	5.94
Total Collat Loss (Collat Maturity)	29.29%	28.20%	27.24%	29.29%
Total Collat Liquidation (Collat Maturity)	58.11%	55.98%	54.06%	58.11%

z_frhe0501_mkt - Price/Yield -

Balance
Coupon
Settle

Loss Severity
Servicer Advances
Liquidation Lag
Optional Redemption

	100 PPC / Fwd + 200	*100 PPC / Fwd + 300*	*125 PPC / Fwd + 100*	*125 PPC / Fwd + 200*	*125 PPC / Fwd + 300*
	23.38 CDR	**21.99 CDR**	**25.03 CDR**	**23.38 CDR**	**21.99 CDR**
WAL	7.75	7.96	7.48	7.75	7.96
Mod Durn 30360	5.87	5.81	5.94	5.87	5.81
Total Collat Loss (Collat Maturity)	28.20%	27.24%	29.29%	28.20%	27.24%
Total Collat Liquidation (Collat Maturity)	55.98%	54.06%	58.11%	55.98%	54.06%

z_frhe0501_mkt - Price/Yield - M-3

Balance	$37,663,000.00
Coupon	3.119
Settle	3/29/2005

Loss Severity	50%
Servicer Advances	100%
Liquidation Lag	12
Optional Redemption	Call (N)

	75 PPC / Fwd + 100	*75 PPC / Fwd + 200*	*75 PPC / Fwd + 300*	*100 PPC / Fwd + 100*
	13.37 CDR	**12.14 CDR**	**10.95 CDR**	**13.37 CDR**
WAL	12.18	12.57	12.97	12.18
Mod Durn 30360	8.40	8.10	7.90	8.40
Total Collat Loss (Collat Maturity)	19.81%	18.52%	17.18%	19.81%
Total Collat Liquidation (Collat Maturity)	39.31%	36.74%	34.09%	39.31%

z_frhe0501_mkt - Price/Yield -

Balance
Coupon
Settle

Loss Severity
Servicer Advances
Liquidation Lag
Optional Redemption

	100 PPC / Fwd + 200	*100 PPC / Fwd + 300*	*125 PPC / Fwd + 100*	*125 PPC / Fwd + 200*	*125 PPC / Fwd + 300*
	12.14 CDR	**10.95 CDR**	**13.37 CDR**	**12.14 CDR**	**10.95 CDR**
WAL	12.57	12.97	12.18	12.57	12.97
Mod Durn 30360	8.10	7.90	8.40	8.10	7.90
Total Collat Loss (Collat Maturity)	18.52%	17.18%	19.81%	18.52%	17.18%
Total Collat Liquidation (Collat Maturity)	36.74%	34.09%	39.31%	36.74%	34.09%

Fremont Home Loan Trust 2005-1

Asset-Backed Certificates, Series 2005-1

$1,921,798,000 (Approximate)

Financial Asset Securities Corp.
Depositor

Litton Loan Servicing LP
Servicer

Fremont Investment & Loan
Originator

RBS Greenwich Capital

Preliminary Term Sheet ***Date Prepared: February 23, 2004***

Fremont Home Loan Trust 2005-1
Asset-Backed Certificate, Series 2005-1
$1,921,798,000 (Approximate)

Publicly Offered Certificates

Class[1,3,4]	Principal Amount ($)	WAL Call/Mat[2]	Payment Window Call/Mat[2]	Certificate Type	Assumed Final Distribution	Expected Rating Moody's/S&P/Fitch
I-A1	$847,620,000	Not Marketed Hereby		Floating Rate Super Seniors	June 2035	Aaa/AAA/AAA
I-A2	$94,180,000			Floating Rate Senior Mezz	June 2035	Aaa/AAA/AAA
II-A1	$195,000,000	1.00 / 1.00	1-20 / 1-20	Floating Rate Seq Seniors	June 2035	Aaa/AAA/AAA
II-A2	$304,200,000	3.00 / 3.00	20-78 / 20-82	Floating Rate Seq Seniors	June 2035	Aaa/AAA/AAA
II-A3	$31,734,000	6.49 / 9.13	78-78 / 82-170	Floating Rate Seq Seniors	June 2035	Aaa/AAA/AAA
M-1	$108,162,000	4.66 / 5.11	41-78 / 41-149	Floating Rate Subordinate	June 2035	Aa1/AA+/AA+
M-2	$80,155,000	4.61 / 5.04	39-78 / 39-139	Floating Rate Subordinate	June 2035	Aa2/AA/AA
M-3	$37,663,000	4.59 / 5.00	39-78 / 39-131	Floating Rate Subordinate	June 2035	Aa3/AA-/AA-
M-4	$34,766,000	4.58 / 4.97	38-78 / 38-126	Floating Rate Subordinate	June 2035	A1/A+/A+
M-5	$40,561,000	4.57 / 4.94	38-78 / 38-121	Floating Rate Subordinate	June 2035	A2/A/A
M-6	$31,869,000	4.57 / 4.90	38-78 / 38-114	Floating Rate Subordinate	June 2035	A3/A-/A-
M-7	$26,075,000	Not Offered Herein		Floating Rate Subordinate	June 2035	Baa1/BBB+/BBB+
M-8	$24,143,000			Floating Rate Subordinate	June 2035	Baa2/BBB/BBB
M-9	$19,315,000			Floating Rate Subordinate	June 2035	Baa3/BBB-/BBB-
B-1	$12,554,000			Floating Rate Subordinate	June 2035	Ba1/BB+/BB+
B-2	$19,315,000			Floating Rate Subordinate	June 2035	Ba2/BB/BB
B-3	$14,486,000			Floating Rate Subordinate	June 2035	NR/BB/NR
Total	**$1,921,798,000**					

(1) *The Class I-A1 and Class I-A2 Certificates are backed primarily by the cash flow from the Group I Mortgage Loans (as defined herein), and the Class II-A1, Class II-A2 and Class II-A3 Certificates are backed primarily by the cash flow from the Group II Mortgage Loans (as defined herein). The Subordinate Certificates are backed by the cash flows from the Group I Mortgage Loans and the Group II Mortgage Loans. The principal balance of each class of Offered Certificates (as defined herein) is subject to a 10% variance.*

(2) *The WAL and Payment Windows for the Offered Certificates are shown to the Clean-up Call Date (as described herein) and to maturity. See "Pricing Prepayment Speed" herein.*

(3) *The Class I-A1, Class I-A2, Class II-A1, Class II-A2, Class II-A3, Class M-1, Class M-2, Class M-3, Class M-4, Class M-5 and Class M-6 Certificates are priced to the Clean-up Call Date. The margin on the Senior Certificates will double and the margin on the Subordinate Certificates will be equal to 1.5x the original margin after the Clean-up Call Date.*

(4) *The Class M-7, Class M-8, Class M-9, Class B-1, Class B-2 and Class B-3 Certificates will be offered privately pursuant to Rule 144A of the Securities Act of 1933 to "Qualified Institutional Buyers".*

Depositor:	Financial Asset Securities Corp.
Servicer:	Litton Loan Servicing LP (transfer of servicing to be completed in [ ] as described in the Prospectus Supplement).
Underwriter:	Greenwich Capital Markets, Inc. ("***RBS Greenwich Capital***").
Co-Manager:	Wachovia Capital Markets, LLC
Trustee and Custodian:	Deutsche Bank National Trust Company.
Originator:	Fremont Investment & Loan ("***Fremont***").
Certificates:	The Class I-A1 and Class I-A2 Certificates (the "***Group I Certificates***"), the Class II-A1, Class II-A2 and Class II-A3 Certificates (the "***Group II Certificates***"; and together with the Group I Certificates, the "***Senior Certificates***"), the Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7, Class M-8 and Class M-9 Certificates (together, the "***Class M Certificates***") and the Class B-1, Class B-2 and Class B-3 Certificates (the "***Class B Certificates***"; and together, with the Class M Certificates the "***Subordinate Certificates***"). The Senior Certificates and the Class M-1, Class M-2, Class M-3, Class M-4, Class M-5 and Class M-6 Certificates are referred to herein as the "***Offered Certificates.***" The Class M-7, Class M-8, Class M-9 and Class B Certificates will be offered privately pursuant to Rule 144A of the Securities Act of 1933 to "Qualified Institutional Buyers".
Federal Tax Status:	The Offered Certificates will represent ownership of REMIC regular interests for federal tax purposes.
Registration:	The Offered Certificates will be available in book-entry form through DTC and, upon request, through Clearstream, Luxembourg and the Euroclear System.
Statistical Cut-off Date:	The close of business on February 1, 2005.
Cut-off Date:	For each Mortgage Loan in the mortgage pool on the Closing Date, the close of business on March 1, 2005. For each Mortgage Loan subsequently acquired by the trust with funds from the Pre-Funding Account, the later of the (i) origination date of the Mortgage Loan or (ii) the first day of the month in which such Mortgage Loan was acquired.
Expected Pricing Date:	On or about February [25], 2005.
Expected Closing Date:	On or about March 29, 2005.
Distribution Date:	The 25th day of each month (or if not a business day, the next succeeding business day) commencing in April 2005.
Accrued Interest:	The price to be paid by investors for the Offered Certificates will not include accrued interest (settling flat).

Interest Accrual Period: The interest accrual period for each Distribution Date will be the period beginning with the previous Distribution Date (or, in the case of the first Distribution Date, the Closing Date) and ending on the day prior to such Distribution Date (on an actual/360 basis).

ERISA Eligibility: After the end of the Pre-funding Period, the Offered Certificates are expected to be ERISA eligible, provided that certain conditions are satisfied (as described in the prospectus supplement).

SMMEA Eligibility: None of the Offered Certificates are expected to constitute "mortgage related securities" for purposes of SMMEA.

Optional Termination: The terms of the transaction allow for an optional call of the Mortgage Loans and the retirement of the Offered Certificates (the "***Clean-up Call***"), which may be exercised once the aggregate principal balance of the Mortgage Loans is less than or equal to 10% the sum of (i) the aggregate principal balance of the Initial Mortgage Loans as of the Cut-off Date and (ii) the amounts on deposit in the Pre-Funding Account on Closing.

Pricing Prepayment Speed: The Offered Certificates will be priced based on the following collateral prepayment assumptions:

FRM Loans: 115% PPC (100% PPC: 4% - 20% CPR over 12 months, 20% thereafter)
ARM Loans: 100% PPC (100% PPC: 4% - 35% CPR over 24 months, 35% thereafter)

Initial Mortgage Loans: As of the Statistical Cut-off Date, the aggregate principal balance of the mortgage loans described herein was approximately $1,341,455,669 consisting of primarily first lien and second lien fixed rate and hybrid adjustable rate, conforming and non-conforming mortgage loans (the "***Initial Mortgage Loans***"). See attached collateral descriptions for more information.

The Mortgage Loans will be divided into the Group I Initial Mortgage Loans and Group II Initial Mortgage Loans.

As of the Statistical Cut-off Date, the "***Group I Initial Mortgage Loans***" consisted first lien and second lien, fixed rate and hybrid adjustable rate, conforming mortgage loans with an aggregate principal balance of approximately $857,810,228. Approximately 15.78% of the Group I Initial Mortgage Loans have fixed rates and approximately 84.22% of the Group I Initial Mortgage Loans have hybrid adjustable rates with an initial rate adjustment occurring approximately either two, three or five years following origination, and in each case following the initial fixed rate period adjust every six months thereafter.

As of the Statistical Cut-off Date, the "***Group II Initial Mortgage Loans***" consisted primarily of first and second lien, fixed rate and hybrid adjustable rate, conforming and non-conforming mortgage loans with an aggregate principal balance of approximately $483,645,441. Approximately 11.84% of the Group II Initial Mortgage Loans have fixed rates and approximately 88.16% of the Group II Initial Mortgage Loans have hybrid adjustable rates with an initial rate adjustment occurring approximately either two, three or five years following origination, and in each case following the initial fixed rate period adjust every six months thereafter.

Pre-Funding Account: An account (the "***Pre-Funding Account***") will be established on the Closing Date into which approximately $590,000,000 will be deposited, of which approximately (i) $377,282,713 will be used to purchase subsequent conforming mortgage loans (the "***Group I Subsequent Mortgage Loans***") and (ii) $212,717,287 will be used to purchase subsequent conforming and non-conforming adjustable-rate mortgage loans (the "***Group II Subsequent Mortgage Loans***"). The Group I Subsequent Mortgage Loans and the Group II Subsequent Mortgage Loans are collectively referred to herein as the "***Subsequent Mortgage Loans***". During the period from the Closing Date to and including June 24, 2005 (the "***Pre-Funding Period***"), the amounts on deposit in the Pre-Funding Account will be used to purchase Subsequent Mortgage Loans having similar characteristics to the related Initial Mortgage Loans (with any unused portion of such deposit amount to be distributed as a payment of principal of the related Offered Certificates on the Distribution Date immediately following such date). The Initial Mortgage Loans and the Subsequent Mortgage Loans are collectively referred to herein as the "***Mortgage Loans***".

Pass-Through Rate: The "***Pass-Through Rate***" for the Senior and Subordinate Certificates will be equal to the lesser of (i) the related Formula Rate and (ii) the Net WAC Rate.

Formula Rate: The "***Formula Rate***" for the Senior and Subordinate Certificates will be equal to the lesser of (i) the Base Rate for such Class and (ii) the Maximum Cap.

Base Rate: The "***Base Rate***" for the Senior and Subordinate Certificates is One Month LIBOR plus the related margin.

Net WAC Rate: The "***Net WAC Rate***" will be equal to the weighted average of the Adjusted Net Mortgage Rates of the Mortgage Loans, adjusted to an effective rate reflecting the accrual of interest on an actual /360 basis.

Maximum Cap: The "***Maximum Cap***" on each Class of Certificates will be the weighted average of the Adjusted Net Maximum Mortgage Rates of the Mortgage Loans, adjusted to an effective rate reflecting the accrual of interest on an actual/360 basis.

Adjusted Net Mortgage Rate: The "***Adjusted Net Mortgage Rate***" for any Mortgage Loan will be equal to the mortgage rate for such Mortgage Loan less the sum of (i) the servicing fee rate and (ii) the trustee fee rate.

Adjusted Net Maximum Mortgage Rate:

The "***Adjusted Net Maximum Mortgage Rate***" for any Mortgage Loan will be equal to the maximum mortgage rate for such Mortgage Loan (or the mortgage rate for such Mortgage Loan, if such Mortgage Loan has a fixed rate) less the sum of (i) the servicing fee rate and (ii) the trustee fee rate.

Net WAC Rate Carryover Amount:

For any Distribution Date the "***Net WAC Rate Carryover Amount***" for any class of Offered Certificates is equal to the sum of (i) the excess of (a) the amount of interest that would have accrued on such Class based on the related Formula Rate over (b) the amount of interest accrued on such Class based on the Net WAC Rate and (ii) the unpaid portion of any Net WAC Rate Carryover Amount from the prior Distribution Date together with accrued interest on such unpaid portion at the related Formula Rate. Any Net WAC Rate Carryover Amount will be paid on such Distribution Date or future Distribution Dates to the extent of funds available.

Yield Maintenance Agreement:

On the Closing Date, the Trust will enter into the "***Yield Maintenance Agreement***" to make payments in respect of any Net WAC Rate Carryover Amounts on the Offered Certificates to the extent necessary on the Distribution Dates occurring from April 2005 to January 2008. On each such Distribution Date, the counterparty to the Yield Maintenance Agreement will be obligated to make a payment to the trust equal to the product of (a) the excess, if any, of (i) One Month LIBOR, subject to a maximum of 10.00% over (ii) the strike price for such Distribution Date specified on the Yield Maintenance Agreement Schedule herein, accrued during the related Interest Accrual Period for the Offered Certificates and (b) the notional balance for such Distribution Date specified on the Yield Maintenance Agreement Schedule herein and (c) the actual number of days in the related Interest Accrual Period divided by 360.

Credit Enhancement:

Consists of the following:
1) Excess Cashflow;
2) Overcollateralization Amount; and
3) Subordination

Excess Cashflow:

The ***"Excess Cashflow"*** for any Distribution Date will be equal to the available funds remaining after priorities 1) and 2) under "Priority of Distributions."

Overcollateralization Amount:

The "***Overcollateralization Amount***" is equal to the excess of (i) the sum of the aggregate principal balance of the Mortgage Loans and any remaining amounts in the Pre-Funding Account over (ii) the aggregate certificate principal balance of the Senior Certificates and Subordinate Certificates. On the Closing Date, the Overcollateralization Amount will be equal to approximately 0.50% of the sum of (i) aggregate principal balance of the Mortgage Loans as of the Cut-off Date and (ii) amounts in the Pre-funding Account as of the Cut-off Date. To the extent the Overcollateralization Amount is reduced below the Required Overcollateralization Target, Excess Cashflow will be directed to build the Overcollateralization Amount until the Required Overcollateralization Amount is reached.

Required Overcollateralization Target:

On any Distribution Date, the "***Required Overcollateralization Target***" is equal to:
(i) prior to the Stepdown Date, 0.50% of the sum of (i) the aggregate principal balance of the Mortgage Loans as of the Cut-off Date and (ii) the amounts on deposit in the Pre-Funding Account on the Closing Date, and
(ii) on or after the Stepdown Date, if no Trigger Event has occurred and is continuing, the greater of:
  (a) 1.00% of the current principal balance of the Mortgage Loans;
  (b) 0.50% of the sum of (i) the aggregate principal balance of the Mortgage Loans as of the Cut-off Date and (ii) the amounts on deposit in the Pre-Funding Account on the Closing Date (the "***OC Floor***"), and
(iii) during the occurrence and continuation of a Trigger Event, the Required Overcollateralization Target as of the previous Distribution Date.

Stepdown Date:

The earlier to occur of
(i) the Distribution Date on which the principal balance of the Senior Certificates has been reduced to zero and
(ii) the later to occur of
  (x) the Distribution Date occurring in April 2008 and
  (y) the first Distribution Date on which the Credit Enhancement Percentage with respect to the Senior Certificates is at least 47.50%.

Credit Enhancement Percentage:

The "***Credit Enhancement Percentage***" for a Distribution Date and any Certificate is equal to (i) the sum of (a) the aggregate principal balance of the Certificates subordinate to such Certificate and (b) the Overcollateralization Amount divided by (ii) the sum of (a) the aggregate principal balance of the Mortgage Loans and (b) the amounts on deposit in the Pre-Funding Account, if any.

	Initial Credit Enhancement Percentage	Target Credit Enhancement Percentage on or After Stepdown Date
Senior	23.75%	47.50%
M-1	18.15%	36.30%
M-2	14.00%	28.00%
M-3	12.05%	24.10%
M-4	10.25%	20.50%
M-5	8.15%	16.30%
M-6	6.50%	13.00%
M-7	5.15%	10.30%
M-8	3.90%	7.80%
M-9	2.90%	5.80%
B-1	2.25%	4.50%
B-2	1.25%	2.50%
B-3	0.50%	1.00%

Trigger Event:

A "***Trigger Event***" is in effect on any Distribution Date on or after the Stepdown Date, if either (i) the 60+ delinquency percentage exceeds [32.50]% of the current Credit Enhancement Percentage [of the Senior Certificates] or (ii) cumulative realized losses for the related Distribution Date as a percentage of the principal balance of the Mortgage Loans as of the Cut-off Date are greater than:

Distribution Date	Percentage
April 2008 – March 2009	[3.00]% for the first month plus an additional 1/12th of [1.50]% for each month thereafter
April 2009 – March 2010	[4.50]% for the first month plus an additional 1/12th of [1.25]% for each month thereafter
April 2010 – March 2011	[5.75]% for the first month plus an additional 1/12th of [0.75]% for each month thereafter
April 2011 and thereafter	[6.50]%

Group I Trigger Event:

A "***Group I Trigger Event***" is in effect on any Distribution Date if, before the 37th Distribution Date, the aggregate amount of Realized Losses incurred since the Cut-off Date through the last day of the related period (after giving effect to scheduled payments for such Distribution Date) divided by the sum of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date and the amounts on deposit in the Pre-funding Accounts as of the Closing Date exceeds [3.00]%, or if, on or after the 37th Distribution Date, a Trigger Event is in effect.

Realized Losses:

If a Mortgage Loan becomes a liquidated loan, the net liquidation proceeds relating thereto may be less than the principal balance on such Mortgage Loan. The amount of such insufficiency is a "***Realized Loss***." Realized Losses on the Mortgage Loans will, in effect, be absorbed first, by the Excess Cashflow and second by the reduction of the Overcollateralization Amount. Following the reduction of any Overcollateralization Amount to zero, all allocable Realized Losses will be applied in reverse sequential order, first to the Class B-3 Certificates, second to the Class B-2 Certificates, third to the Class B-1 Certificates, fourth to the Class M-9 Certificates, fifth to the Class M-8 Certificates, sixth to the Class M-7 Certificates, seventh to the M-6 Certificates, eighth to the Class M-5 Certificates, ninth, to the Class M-4 Certificates, tenth, to the Class M-3 Certificates, eleventh, to the Class M-2 Certificates, twelfth, to the Class M-1 Certificates and then, in the case of any remaining Realized Losses on the Group I Mortgage Loans, to the Class I-A2 Certificates. Realized Losses will not be allocated to any of the Class A Certificates (except for the Class I-A2 Certificates to the limited extent described above).

Priority of Distributions:

Available funds from the Mortgage Loans will be distributed as follows:

1) Interest funds as follows: first to pay servicing fees and trustee fees, second monthly interest plus any previously unpaid interest to the Senior Certificates, generally from the related loan group, third monthly interest to the Class M-1 Certificates, fourth monthly interest to the Class M-2 Certificates, fifth monthly interest to the Class M-3 Certificates, sixth monthly interest to the Class M-4 Certificates, seventh monthly interest to the Class M-5 Certificates, eighth monthly interest to the Class M-6 Certificates, ninth monthly interest to the M-7 Certificates, tenth monthly interest to the Class M-8 Certificates, eleventh, monthly interest to the Class M-9 Certificates, twelfth, monthly interest to the Class B-1 Certificates, thirteenth, monthly interest to the Class B-2 Certificates, and fourteenth, monthly interest to the Class B-3 Certificates. In certain limited circumstances described in the prospectus supplement, interest funds will be distributed to the Senior Certificates from the unrelated loan group, to the extent not received from the related loan group.

2) Principal funds, as follows: in each case as described under "Principal Paydown", first monthly principal to the Senior Certificates, generally from the related loan group, second monthly principal to the Class M-1 Certificates, third monthly principal to the Class M-2 Certificates, fourth monthly principal to the Class M-3 Certificates, fifth monthly principal to the Class M-4 Certificates, sixth monthly principal to the Class M-5 Certificates, seventh monthly principal to the Class M-6 Certificates, eighth monthly principal to the Class M-7 Certificates, ninth monthly principal to the M-8 Certificates, tenth monthly principal to the Class M-9 Certificates, eleventh, monthly principal to the Class B-1 Certificates, twelfth, monthly principal to the Class B-2 Certificates, and thirteenth, monthly principal to the Class B-3 Certificates.
3) Excess Cashflow as follows: first, as principal to the certificates to build the Overcollateralization Amount in the order of priority described under "Principal Paydown" below, second, any previously unpaid interest to the Class M-1 Certificates, then any unpaid applied Realized Loss amount to the Class M-1 Certificates, then any previously unpaid interest to the Class M-2 Certificates, then any unpaid applied Realized Loss amount to the Class M-2 Certificates, then any previously unpaid interest to the Class M-3 Certificates, then any unpaid applied Realized Loss amount to the Class M-3 Certificates, then any previously unpaid interest to the Class M-4 Certificates, then any unpaid applied Realized Loss amount to the Class M-4 Certificates, then any previously unpaid interest to the Class M-5 Certificates, then any unpaid applied Realized Loss amount to the Class M-5 Certificates, then any previously unpaid interest to the Class M-6 Certificates, then any unpaid applied Realized Loss amount to the Class M-6 Certificates, then any previously unpaid interest to the Class M-7 Certificates, then any unpaid applied Realized Loss amount to the Class M-7 Certificates, then any previously unpaid interest to the Class M-8 Certificates, then any unpaid applied Realized Loss amount to the Class M-8 Certificates, then any previously unpaid interest to the Class M-9 Certificates, then any unpaid applied Realized Loss amount to the Class M-9 Certificates, then any previously unpaid interest to the Class B-1 Certificates, then any unpaid applied Realized Loss amount to the Class B-1 Certificates, then any previously unpaid interest to the Class B-2 Certificates, then any unpaid applied Realized Loss amount to the Class B-2 Certificates, then any previously unpaid interest to the Class B-3 Certificates and then any unpaid applied Realized Loss amount to the Class B-3 Certificates.
4) Any proceeds from the Yield Maintenance Agreement will be distributed to pay any related Net WAC Rate Carryover Amount with respect to the Certificates *pro rata* based on aggregate certificate principal balance.
5) To the extent available, any remaining Excess Cashflow to pay any Net WAC Rate Carryover Amount, first to the Senior Certificates, *pro rata,* then to the Class M-1 Certificates, then to the Class M-2 Certificates, then to the Class M-3 Certificates, then to the Class M-4 Certificates, then to the Class M-5 Certificates, then to the Class M-6 Certificates, then to the Class M-7 Certificates, then to Class M-8 Certificates, then to Class M-9 Certificates, then to the Class B-1 Certificates, then to the Class B-2 Certificates, and then to the Class B-3 Certificates.
6) Any remaining Excess Cashflow to the holders of the non-offered classes of certificates as described in the pooling agreement.

Principal Paydown:

Principal allocated to the Group I Certificates will be distributed on a *pro rata* basis to the Class I-A1 and Class I-A2 Certificates until the aggregate principal balance thereof has been reduced to zero, *with the exception that,* if a Group I Trigger Event is in effect, principal distribution will be allocated to the Class I-A1 and Class I-A2 Certificates, in that order, until the aggregate principal balance thereof has been reduced to zero.

Principal allocated to the Group II Certificates will be distributed sequentially to the Class II-A1, Class II-A2 and Class II-A3 Certificates in that order until the aggregate principal balance thereof has been reduced to zero. In certain limited circumstances described in the prospectus supplement, principal will be distributed to the Senior Certificates from the unrelated loan group, to the extent not received from the related loan group.

1) Prior to the Stepdown Date or if a Trigger Event is in effect, 100% of principal will be paid to the Senior Certificates, generally based on the principal collected in the related loan group, provided, however if the Senior Certificates have been retired, principal will be applied sequentially in the following order of priority, in each case until the respective certificates have been retired: first, to the Class M-1 Certificates, second, to the Class M-2 Certificates, third, to the Class M-3 Certificates, fourth, to the Class M-4 Certificates, fifth, to the Class M-5 Certificates, sixth, to the Class M-6 Certificates, seventh, to the Class M-7 Certificates, eighth, to the Class M-8 Certificates, ninth, to the Class M-9 Certificates, tenth, to the Class B-1 Certificates, eleventh, to the Class B-2 Certificates and twelfth, to the Class B-3 Certificates.

2) On or after the Stepdown Date and if a Trigger Event is not in effect, the Offered Certificates will be entitled to receive payments of principal in the following order of priority: first, to the Senior Certificates, generally based on the principal collected in the related loan group, such that the Senior Certificates will have at least 47.50% credit enhancement, second, to the Class M-1 Certificates such that the Class M-1 Certificates will have at least 36.30% credit enhancement, third, to the Class M-2 Certificates such that the Class M-2 Certificates will have at least 28.00% credit enhancement, fourth, to the Class M-3 Certificates such that the Class M-3 Certificates will have at least 24.10% credit enhancement, fifth, to the Class M-4 Certificates such that the Class M-4 Certificates will have at least 20.50% credit enhancement, sixth, to the Class M-5 Certificates such that the Class M-5 Certificates will have at least 16.30% credit enhancement, seventh, to the Class M-6 Certificates such that the Class M-6 Certificates will have at least 13.00% credit enhancement, eighth, to the Class M-7 Certificates such that the Class M-7 Certificates will have at least 10.30% credit enhancement, ninth, to the Class M-8 Certificates such that the Class M-8 Certificates will have at least 7.80% credit enhancement, tenth, to the Class M-9 Certificates such that the Class M-9 Certificates will have at least 5.80% credit enhancement, tenth, to the Class B-1 Certificates such that the Class B-1 Certificates will have at least 4.50% credit enhancement, eleventh, to the Class B-2 Certificates such that the Class B-2 Certificates will have at least 2.50% credit enhancement, and twelfth, to the Class B-3 Certificates such that the Class B-3 Certificates will have at least 1.00% credit enhancement (subject, in each case, to any overcollateralization floors).

COMPUTATIONAL MATERIALS DISCLAIMER

The attached tables and other statistical analyses (the "Computational Materials") are privileged and intended for use by the addressee only. These Computational Materials have been prepared by Greenwich Capital Markets, Inc. in reliance upon information furnished by the issuer of the securities and its affiliates. These Computational Materials are furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be reflected therein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayments assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither Greenwich Capital Markets, Inc. nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

Although a registration statement (including the Prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification of such securities under the securities laws of any such state. Prospective purchasers are referred to the final prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials and any matter discussed in this communication. Once available, a final prospectus and prospectus supplement may be obtained by contacting the Greenwich Capital Markets, Inc. Trading Desk at (203) 625-6160.

Please be advised that the securities described herein may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayment, yield curve and interest rate risks. Investors should make every effort to consider the risks of these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

Yield Maintenance Agreement Schedule

Period	Notional Amount ($)	Cap Strike (%)	Cap Ceiling (%)
1	N/A	N/A	N/A
2	1,912,954,914	4.634830	10.000000
3	1,902,499,581	6.479970	10.000000
4	1,887,305,070	6.695640	10.000000
5	1,869,823,398	6.479300	10.000000
6	1,850,083,442	6.478910	10.000000
7	1,828,122,564	6.694420	10.000000
8	1,803,986,608	6.478000	10.000000
9	1,777,729,828	6.693410	10.000000
10	1,749,414,773	6.476940	10.000000
11	1,719,114,305	6.476350	10.000000
12	1,687,200,969	7.169680	10.000000
13	1,653,745,883	6.475420	10.000000
14	1,618,826,525	6.690930	10.000000
15	1,582,655,916	6.474910	10.000000
16	1,545,316,692	6.690720	10.000000
17	1,506,896,385	6.475020	10.000000
18	1,467,487,025	6.475310	10.000000
19	1,427,184,710	6.691630	10.000000
20	1,386,089,142	6.476400	10.000000
21	1,344,303,138	6.693120	10.000000
22	1,301,932,314	6.498110	10.000000
23	1,259,119,390	8.064760	10.000000
24	1,217,273,989	8.925230	10.000000
25	1,176,272,904	8.059020	10.000000
26	1,136,114,943	9.120030	10.000000
27	1,097,427,718	8.822510	10.000000
28	1,060,066,883	9.123270	10.000000
29	1,023,987,417	9.597650	10.000000
30	989,220,506	9.592610	10.000000
31	955,641,691	9.907120	10.000000
32	923,209,896	9.961970	10.000000
33	891,910,787	10.288120	10.000000
34	861,679,148	9.971060	10.000000
35 and thereafter	0	0.00000	0.000000

Effective Net WAC Cap Schedule

Period	Effective Net WAC Cap Schedule [1]	Period	Effective Net WAC Cap Schedule [1]
1	5.16	31	10.00
2	10.00	32	10.00
3	10.00	33	10.29
4	10.00	34	10.00
5	10.00	35	10.78
6	10.00	36	11.51
7	10.00	37	10.76
8	10.00	38	11.53
9	10.00	39	11.15
10	10.00	40	11.52
11	10.00	41	11.67
12	10.00	42	11.66
13	10.00	43	12.04
14	10.00	44	11.89
15	10.00	45	12.27
16	10.00	46	11.87
17	10.00	47	11.89
18	10.00	48	13.15
19	10.00	49	11.86
20	10.00	50	12.26
21	10.00	51	11.85
22	10.00	52	12.24
23	10.00	53	11.85
24	10.00	54	11.84
25	10.00	55	12.22
26	10.00	56	11.82
27	10.00	57	12.20
28	10.00	58	11.80
29	10.00	59	11.80
30	10.00	60	13.05

(Continued on next page)

(1) The Effective Net WAC Cap Schedule is calculated assuming that the current rate for all indices is 20.00% after the first Distribution Date and is run at the pricing speed of 115% FRM PPC and 100% ARM PPC to the Clean-up Call Date (Actual/ 360 basis). Includes proceeds from the Yield Maintenance Agreement.

Effective Net WAC Cap Schedule

Period	Effective Net WAC Cap Schedule (1)	Period	Effective Net WAC Cap Schedule (1)
61	11.77	71	11.66
62	12.16	72	12.90
63	11.75	73	11.64
64	12.14	74	12.01
65	11.74	75	11.61
66	11.72	76	11.99
67	12.10	77	11.59
68	11.70	78	11.57
69	12.07	79	11.94
70	11.67		

(1) The Effective Net WAC Cap Schedule is calculated assuming that the current rate for all indices is 20.00% after the first Distribution Date and is run at the pricing speed of 115% FRM PPC and 100% ARM PPC to the Clean-up Call Date (Actual/360 basis). Includes proceeds from the Yield Maintenance Agreement.

Breakeven Losses

Class	M-1	M-2	M-3	M-4	M-5	M-6
Rating (M/S/F)	Aa1/AA+/AA+	Aa2/AA/AA	Aa3/AA-/AA-	A1/A+/A+	A2/A/A	A3/A-/A-
Loss Severity	30%	30%	30%	30%	30%	30%
Default	45.42 CDR	33.39 CDR	28.78 CDR	24.95 CDR	20.96 CDR	18.09 CDR
Collateral Loss	21.57%	18.36%	16.84%	15.41%	13.74%	12.40%
Loss Severity	40%	40%	40%	40%	40%	40%
Default	29.75 CDR	22.95 CDR	20.15 CDR	17.74 CDR	15.14 CDR	13.22 CDR
Collateral Loss	22.90%	19.46%	17.83%	16.30%	14.52%	13.09%
Loss Severity	50%	50%	50%	50%	50%	50%
Default	22.14 CDR	17.48 CDR	15.50 CDR	13.76 CDR	11.85 CDR	10.41 CDR
Collateral Loss	23.75%	20.16%	18.47%	16.88%	15.03%	13.54%

Assumptions:

1) Run at the Pricing Speed to Maturity
2) Forward LIBOR
3) Triggers are failing
4) 12 month liquidation lag
5) "Break" is the CDR that creates the first dollar of principal loss on the related bond
6) Defaults are in addition to prepayments

Weighted Average Life Tables

Class II-A1 Certificates to Clean-up Call Date

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	1.23	1.10	1.00	0.90	0.82
MDUR (yr)	1.19	1.07	0.97	0.87	0.80
First Prin Pay	1	1	1	1	1
Last Prin Pay	24	22	20	18	16

Class II-A1 Certificates to Maturity

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	1.23	1.10	1.00	0.90	0.82
MDUR (yr)	1.19	1.07	0.97	0.87	0.80
First Prin Pay	1	1	1	1	1
Last Prin Pay	24	22	20	18	16

Class II-A2 Certificates to Clean-up Call Date

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	4.12	3.49	3.00	2.47	2.04
MDUR (yr)	3.79	3.25	2.82	2.34	1.95
First Prin Pay	24	22	20	18	16
Last Prin Pay	111	92	78	66	35

Class II-A2 Certificates to Maturity

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	4.13	3.50	3.00	2.47	2.04
MDUR (yr)	3.80	3.25	2.82	2.34	1.95
First Prin Pay	24	22	20	18	16
Last Prin Pay	116	96	82	69	35

Weighted Average Life Tables

Class II-A3 Certificates to Clean-up Call Date

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	9.24	7.66	6.49	5.49	3.86
MDUR (yr)	7.96	6.75	5.82	4.99	3.58
First Prin Pay	111	92	78	66	35
Last Prin Pay	111	92	78	66	56

Class II-A3 Certificates to Maturity

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	12.95	10.75	9.13	7.70	5.38
MDUR (yr)	10.50	9.00	7.83	6.74	4.82
First Prin Pay	116	96	82	69	35
Last Prin Pay	236	199	170	146	123

Class M-1 Certificates to Clean-up Call Date

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.26	5.25	4.66	4.41	4.58
MDUR (yr)	5.56	4.74	4.26	4.06	4.21
First Prin Pay	40	38	41	45	51
Last Prin Pay	111	92	78	66	56

Class M-1 Certificates to Maturity

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.89	5.78	5.11	4.79	5.14
MDUR (yr)	6.00	5.13	4.60	4.36	4.68
First Prin Pay	40	38	41	45	51
Last Prin Pay	208	174	149	128	108

Weighted Average Life Tables

Class M-2 Certificates to Clean-up Call Date

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.26	5.25	4.61	4.20	4.13
MDUR (yr)	5.55	4.73	4.21	3.88	3.82
First Prin Pay	40	37	39	42	45
Last Prin Pay	111	92	78	66	56

Class M-2 Certificates to Maturity

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.86	5.75	5.04	4.57	4.43
MDUR (yr)	5.97	5.11	4.54	4.17	4.07
First Prin Pay	40	37	39	42	45
Last Prin Pay	196	164	139	119	100

Class M-3 Certificates to Clean-up Call Date

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.26	5.24	4.59	4.13	3.93
MDUR (yr)	5.55	4.72	4.19	3.81	3.64
First Prin Pay	40	37	39	41	43
Last Prin Pay	111	92	78	66	56

Class M-3 Certificates to Maturity

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.84	5.72	5.00	4.48	4.22
MDUR (yr)	5.95	5.08	4.51	4.09	3.88
First Prin Pay	40	37	39	41	43
Last Prin Pay	185	154	131	112	94

Weighted Average Life Tables

Class M-4 Certificates to Clean-up Call Date

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.26	5.24	4.58	4.09	3.85
MDUR (yr)	5.51	4.70	4.16	3.76	3.55
First Prin Pay	40	37	38	40	42
Last Prin Pay	111	92	78	66	56

Class M-4 Certificates to Maturity

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.82	5.70	4.97	4.43	4.12
MDUR (yr)	5.89	5.04	4.46	4.02	3.78
First Prin Pay	40	37	38	40	42
Last Prin Pay	179	149	126	107	91

Class M-5 Certificates to Clean-up Call Date

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.26	5.24	4.57	4.07	3.77
MDUR (yr)	5.50	4.69	4.14	3.73	3.48
First Prin Pay	40	37	38	39	40
Last Prin Pay	111	92	78	66	56

Class M-5 Certificates to Maturity

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.78	5.68	4.94	4.38	4.03
MDUR (yr)	5.86	5.01	4.43	3.98	3.70
First Prin Pay	40	37	38	39	40
Last Prin Pay	172	143	121	103	87

Weighted Average Life Tables

Class M-6 Certificates to Clean-up Call Date

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.26	5.24	4.57	4.05	3.72
MDUR (yr)	5.49	4.68	4.14	3.71	3.43
First Prin Pay	40	37	38	38	39
Last Prin Pay	111	92	78	66	56

Class M-6 Certificates to Maturity

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.73	5.63	4.90	4.33	3.95
MDUR (yr)	5.82	4.97	4.40	3.93	3.63
First Prin Pay	40	37	38	38	39
Last Prin Pay	162	134	114	97	82

Excess Spread

Period	FWD 1 Month LIBOR (%)	FWD 6 Month LIBOR (%)	Excess Spread Under STATIC LIBOR (%)(1,2,3)	Excess Spread Under FORWARD LIBOR (%) (1,2)	Period	FWD 1 Month LIBOR (%)	FWD 6 Month LIBOR (%)	Excess Spread Under STATIC LIBOR (%)(1,2,3)	Excess Spread Under FORWARD LIBOR (%) (1,2)
1	2.59900	3.08900	1.97	1.97	41	4.43600	4.51600	5.86	5.11
2	2.87500	3.24600	1.68	1.41	42	4.45000	4.53200	5.86	5.10
3	3.05600	3.36900	3.61	3.14	43	4.46500	4.54900	5.96	5.25
4	3.16000	3.47100	3.71	3.15	44	4.48000	4.56700	5.87	5.11
5	3.30100	3.56900	3.61	2.89	45	4.49600	4.58500	5.97	5.25
6	3.42500	3.65400	3.60	2.76	46	4.51400	4.60400	5.86	5.07
7	3.52900	3.72700	3.70	2.78	47	4.53200	4.62100	5.86	5.11
8	3.59900	3.79000	3.60	2.58	48	4.55100	4.63800	6.17	5.59
9	3.66100	3.84800	3.69	2.64	49	4.57000	4.65400	5.86	5.06
10	3.73700	3.90100	3.59	2.43	50	4.58700	4.66800	5.96	5.24
11	3.80500	3.94500	3.59	2.36	51	4.60300	4.68100	5.86	5.06
12	3.85400	3.98100	3.88	2.72	52	4.61800	4.69300	5.96	5.21
13	3.90400	4.01300	3.58	2.25	53	4.63100	4.70300	5.86	5.07
14	3.94300	4.04300	3.67	2.35	54	4.64300	4.71100	5.86	5.05
15	3.96900	4.07100	3.56	2.18	55	4.65400	4.71800	5.96	5.21
16	3.99700	4.09700	3.66	2.29	56	4.66300	4.72500	5.86	5.04
17	4.02100	4.12000	3.55	2.12	57	4.67100	4.73200	5.96	5.20
18	4.04600	4.13700	3.55	2.09	58	4.67700	4.74100	5.87	5.03
19	4.07800	4.14400	3.64	2.19	59	4.68200	4.75100	5.88	5.06
20	4.10600	4.14800	3.53	2.02	60	4.68400	4.76300	6.18	5.57
21	4.12400	4.15300	3.63	2.14	61	4.69200	4.77600	5.88	5.05
22	4.13600	4.15900	3.54	2.00	62	4.70700	4.79100	5.99	5.23
23	4.11700	4.16900	5.03	3.59	63	4.72200	4.80500	5.89	5.04
24	4.09000	4.18700	5.33	4.07	64	4.73600	4.81900	5.99	5.20
25	4.10000	4.21400	5.01	3.59	65	4.75100	4.83300	5.89	5.06
26	4.13200	4.24400	5.83	4.49	66	4.76500	4.84700	5.89	5.05
27	4.16400	4.27300	5.71	4.29	67	4.77800	4.86000	5.99	5.20
28	4.19400	4.29900	5.81	4.41	68	4.79200	4.87300	5.89	5.04
29	4.22300	4.32400	5.77	4.78	69	4.80500	4.88600	6.00	5.20
30	4.25000	4.34600	5.76	4.74	70	4.81800	4.89900	5.90	5.02
31	4.27600	4.36600	5.85	4.86	71	4.83100	4.91100	5.90	5.05
32	4.29900	4.38400	5.76	4.95	72	4.84300	4.92300	6.20	5.55
33	4.32100	4.40100	5.85	5.07	73	4.85500	4.93500	5.90	5.03
34	4.33900	4.41600	5.74	4.89	74	4.86700	4.94600	6.01	5.21
35	4.35600	4.43000	5.78	5.01	75	4.87900	4.95800	5.91	5.03
36	4.36900	4.44300	5.98	5.31	76	4.89000	4.96800	6.01	5.19
37	4.38200	4.45700	5.74	4.94	77	4.90100	4.97900	5.92	5.04
38	4.39500	4.47100	5.94	5.23	78	4.91200	4.98900	5.92	5.03
39	4.40800	4.48500	5.84	5.06					
40	4.42200	4.50000	5.95	5.22					

(1) Assumes the Pricing Prepayment Speed to the Optional Termination.
(2) Calculated as (a) interest collections on the collateral (net of the trust administrations, master servicing, servicing fees), less total interest on the Offered Certificates divided by (b) collateral balance as of the beginning period.
(3) Assumes 1mLIBOR stays at 2.599% and 6mLIBOR stays at 3.089%.

Mortgage Loans
As of the Statistical Cut-off Date

		Minimum	Maximum
Scheduled Principal Balance	$1,341,455,669	$4,296	$1,000,000
Average Scheduled Principal Balance	$188,513		
Number of Mortgage Loans	7,116		
Weighted Average Gross Coupon	7.192%	4.990%	14.250%
Weighted Average FICO Score	618	500	813
Weighted Average Combined Original LTV	81.18%	15.87%	100.00%
Weighted Average Original Term	358 months	60 months	360 months
Weighted Average Stated Remaining Term	356 months	56 months	359 months
Weighted Average Seasoning	2 months	1 months	8 months
Weighted Average Gross Margin	6.923%	5.940%	6.990%
Weighted Average Minimum Interest Rate	7.063%	4.990%	12.200%
Weighted Average Maximum Interest Rate	14.061%	11.990%	19.200%
Weighted Average Initial Rate Cap	3.000%	3.000%	3.000%
Weighted Average Subsequent Rate Cap	1.500%	1.500%	1.500%
Weighted Average Months to Roll	23 months	16 months	58 months
Maturity Date		Nov 1 2009	Feb 1 2035
Maximum Zip Code Concentration	0.35%	11236	

ARM	85.64%	Easy Documentation	1.52%
Fixed Rate	14.36%	Full Documentation	63.26%
		Stated Documentation	35.22%
2/28 6 MO LIBOR	64.16%		
2/28 6 MO LIBOR IO	17.20%	Cash Out Refinance	50.89%
3/27 6 MO LIBOR	1.85%	Home Improvement	1.93%
3/27 6 MO LIBOR IO	1.41%	Purchase	46.08%
5/25 6 MO LIBOR	1.01%	Rate/Term Refinance	1.10%
5/25 IO	0.01%		
Fixed Rate	14.36%	Condominium	5.68%
		Single Family	81.33%
Interest Only	18.62%	Two-Four Family	12.99%
Not Interest Only	81.38%		
		Non-owner	7.17%
Prepay Penalty: N/A	17.65%	Primary	91.82%
Prepay Penalty: 12 months	14.68%	Second Home	1.01%
Prepay Penalty: 24 months	58.76%		
Prepay Penalty: 30 months	0.03%	Top 5 States:	
Prepay Penalty: 36 months	8.88%	California	31.71%
		New York	11.31%
First Lien	95.57%	Florida	8.55%
Second Lien	4.43%	New Jersey	7.15%
		Maryland	5.05%

Current Principal Balance	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
0.01 - 50,000.00	908	22,893,524.49	1.71%	10.588	297	98.03	629
50,000.01 - 100,000.00	1,040	79,129,207.45	5.90%	8.757	354	85.55	613
100,000.01 - 150,000.00	1,352	167,574,940.79	12.49%	7.715	356	80.92	605
150,000.01 - 200,000.00	1,136	198,869,285.00	14.82%	7.223	356	79.32	607
200,000.01 - 250,000.00	804	181,068,333.71	13.50%	7.135	357	79.31	609
250,000.01 - 300,000.00	549	150,847,357.83	11.25%	7.043	357	79.85	609
300,000.01 - 350,000.00	455	147,386,543.46	10.99%	6.776	357	80.53	622
350,000.01 - 400,000.00	334	124,995,114.62	9.32%	6.833	358	81.89	626
400,000.01 - 450,000.00	219	93,134,124.41	6.94%	6.721	358	81.87	631
450,000.01 - 500,000.00	142	67,712,480.69	5.05%	6.627	358	80.97	635
500,000.01 - 550,000.00	56	29,269,697.38	2.18%	6.414	358	81.81	654
550,000.01 - 600,000.00	52	29,887,017.47	2.23%	6.609	358	80.23	636
600,000.01 - 650,000.00	28	17,485,923.60	1.30%	6.517	358	84.24	649
650,000.01 - 700,000.00	13	8,744,747.11	0.65%	6.672	358	87.34	654
700,000.01 - 750,000.00	12	8,865,614.74	0.66%	6.443	358	84.02	660
750,000.01 - 800,000.00	6	4,690,686.67	0.35%	6.463	358	85.28	650
800,000.01 - 850,000.00	6	5,054,016.53	0.38%	6.812	357	87.20	633
850,000.01 - 900,000.00	1	880,000.00	0.07%	6.000	358	80.00	641
950,000.01 - 1,000,000.00	3	2,967,053.47	0.22%	5.731	358	81.97	663
Total	**7,116**	**1,341,455,669.42**	**100.00%**	**7.192**	**356**	**81.18**	**618**

Current Gross Rate	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
4.500 - 4.999	25	7,330,901.50	0.55%	4.990	358	75.08	682
5.000 - 5.499	122	39,120,814.76	2.92%	5.288	358	79.82	670
5.500 - 5.999	650	186,035,098.64	13.87%	5.822	357	79.42	654
6.000 - 6.499	686	185,220,477.35	13.81%	6.271	357	79.70	640
6.500 - 6.999	1,253	302,907,705.40	22.58%	6.762	357	80.91	625
7.000 - 7.499	800	166,156,041.40	12.39%	7.252	357	82.40	610
7.500 - 7.999	957	188,637,479.55	14.06%	7.742	357	82.40	591
8.000 - 8.499	509	86,648,957.28	6.46%	8.236	357	82.51	581
8.500 - 8.999	540	70,981,027.59	5.29%	8.718	356	82.73	585
9.000 - 9.499	233	25,044,177.49	1.87%	9.230	354	79.34	581
9.500 - 9.999	261	26,967,294.51	2.01%	9.778	352	79.32	572
10.000 -10.499	157	12,104,021.97	0.90%	10.236	353	81.03	580
10.500 -10.999	318	21,662,609.45	1.61%	10.750	345	83.60	582
11.000 -11.499	221	10,909,765.35	0.81%	11.151	330	90.75	612
11.500 -11.999	182	7,278,283.12	0.54%	11.687	315	83.21	581
12.000 -12.499	119	2,020,006.61	0.15%	12.179	223	82.85	586
12.500 -12.999	67	2,238,412.33	0.17%	12.558	308	98.84	625
13.000 -13.499	14	158,955.55	0.01%	13.180	114	91.14	583
13.500 -13.999	1	21,187.10	0.00%	13.750	178	85.00	553
14.000 -14.499	1	12,452.47	0.00%	14.250	118	85.00	587
Total	**7,116**	**1,341,455,669.42**	**100.00%**	**7.192**	**356**	**81.18**	**618**

FICO	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
500-524	479	91,181,974.25	6.80%	8.615	357	71.97	512
525-549	516	99,553,676.16	7.42%	8.127	357	73.69	536
550-574	754	131,993,632.45	9.84%	7.597	355	80.59	561
575-599	1,171	186,166,017.41	13.88%	7.326	355	81.54	588
600-624	1,186	218,308,282.88	16.27%	6.979	356	82.58	612
625-649	1,139	221,958,236.38	16.55%	6.881	356	82.41	637
650-674	839	174,666,562.15	13.02%	6.730	355	83.22	661
675-699	483	98,201,276.21	7.32%	6.757	356	84.07	686
700+	548	119,190,095.69	8.89%	6.664	356	84.31	732
None	1	235,915.84	0.02%	11.000	358	80.00	0
Total	**7,116**	**1,341,455,669.42**	**100.00%**	**7.192**	**356**	**81.18**	**618**

Combined Original LTV	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
0.01- 49.99	138	22,724,124.08	1.69%	7.460	354	41.46	590
50.00- 54.99	90	16,621,256.56	1.24%	7.698	353	52.66	579
55.00- 59.99	90	17,491,971.32	1.30%	7.445	354	57.89	586
60.00- 64.99	164	34,723,867.25	2.59%	7.638	355	62.50	578
65.00- 69.99	244	54,623,847.99	4.07%	7.608	357	67.07	582
70.00- 74.99	325	70,694,485.87	5.27%	7.662	357	71.65	581
75.00- 79.99	484	112,276,867.98	8.37%	7.231	356	76.93	593
80.00	2,175	500,987,375.80	37.35%	6.694	357	80.00	630
80.01- 84.99	109	29,509,783.59	2.20%	6.700	357	83.27	609
85.00- 89.99	523	110,929,430.10	8.27%	6.944	357	86.05	610
90.00- 94.99	1,230	252,417,557.34	18.82%	7.148	357	90.15	622
95.00- 99.99	416	33,296,865.85	2.48%	8.048	339	95.39	650
100.00	1,128	85,158,235.69	6.35%	9.303	347	100.00	658
Total	**7,116**	**1,341,455,669.42**	**100.00%**	**7.192**	**356**	**81.18**	**618**

Original Term (months)	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
60	23	220,104.87	0.02%	11.782	58	94.01	621
120	239	2,645,078.65	0.20%	11.767	118	95.42	610
180	134	5,535,501.02	0.41%	8.642	178	80.30	621
240	158	6,990,721.39	0.52%	9.342	238	90.73	643
300	2	337,586.44	0.03%	7.088	298	64.56	589
360	6,560	1,325,726,677.05	98.83%	7.165	358	81.10	618
Total	**7,116**	**1,341,455,669.42**	**100.00%**	**7.192**	**356**	**81.18**	**618**

Stated Remaining Term (months)	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
1- 60	23	220,104.87	0.02%	11.782	58	94.01	621
61-120	239	2,645,078.65	0.20%	11.767	118	95.42	610
121-180	134	5,535,501.02	0.41%	8.642	178	80.30	621
181-240	158	6,990,721.39	0.52%	9.342	238	90.73	643
241-300	2	337,586.44	0.03%	7.088	298	64.56	589
301-360	6,560	1,325,726,677.05	98.83%	7.165	358	81.10	618
Total	**7,116**	**1,341,455,669.42**	**100.00%**	**7.192**	**356**	**81.18**	**618**

Debt Ratio	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
0.01 -20.00	182	35,102,054.99	2.62%	7.132	355	81.58	625
20.01 -25.00	208	35,570,677.04	2.65%	7.214	356	80.52	617
25.01 -30.00	333	56,468,347.80	4.21%	7.253	355	79.38	612
30.01 -35.00	641	108,041,990.71	8.05%	7.220	355	80.02	616
35.01 -40.00	1,027	179,218,274.55	13.36%	7.207	355	80.60	621
40.01 -45.00	1,493	284,439,636.03	21.20%	7.198	355	81.74	623
45.01 -50.00	2,505	491,129,205.78	36.61%	7.092	356	82.96	624
50.01 -55.00	720	150,249,132.66	11.20%	7.457	356	76.56	583
55.01 -60.00	5	872,822.47	0.07%	7.222	358	76.97	609
60.01+	2	363,527.39	0.03%	7.192	358	78.29	728
Total	**7,116**	**1,341,455,669.42**	**100.00%**	**7.192**	**356**	**81.18**	**618**

FRM/ARM	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
ARM	5,157	1,148,820,677.61	85.64%	7.061	358	80.73	614
Fixed Rate	1,959	192,634,991.81	14.36%	7.977	345	83.85	640
Total	**7,116**	**1,341,455,669.42**	**100.00%**	**7.192**	**356**	**81.18**	**618**

Product	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
2/28 6 MO LIBOR	4,114	860,659,255.75	64.16%	7.329	358	80.47	606
2/28 6 MO LIBOR IO	813	230,665,470.92	17.20%	6.171	358	81.86	640
3/27 6 MO LIBOR	110	24,844,979.19	1.85%	7.000	358	80.50	617
3/27 6 MO LIBOR IO	62	18,885,487.77	1.41%	6.117	358	79.06	654
5/25 6 MO LIBOR	57	13,590,383.98	1.01%	6.629	358	80.32	646
5/25 IO	1	175,100.00	0.01%	6.500	358	85.00	608
Fixed Rate	1,959	192,634,991.81	14.36%	7.977	345	83.85	640
Total	**7,116**	**1,341,455,669.42**	**100.00%**	**7.192**	**356**	**81.18**	**618**

Interest Only	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Interest Only	876	249,726,058.69	18.62%	6.167	358	81.65	641
Not Interest Only	6,240	1,091,729,610.73	81.38%	7.427	355	81.07	612
Total	**7,116**	**1,341,455,669.42**	**100.00%**	**7.192**	**356**	**81.18**	**618**

Prepayment Penalty Original Term (months)	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Prepay Penalty: N/A	1,446	236,795,577.53	17.65%	7.506	355	82.39	617
Prepay Penalty: 12 months	907	196,939,126.60	14.68%	7.256	356	81.16	625
Prepay Penalty: 24 months	4,112	788,216,101.63	58.76%	7.124	357	81.29	614
Prepay Penalty: 30 months	2	339,530.24	0.03%	7.788	357	80.00	579
Prepay Penalty: 36 months	649	119,165,333.42	8.88%	6.913	352	78.05	629
Total	**7,116**	**1,341,455,669.42**	**100.00%**	**7.192**	**356**	**81.18**	**618**

Lien	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
First Lien	5,763	1,282,064,903.99	95.57%	7.050	357	80.34	616
Second Lien	1,353	59,390,765.43	4.43%	10.265	330	99.33	647
Total	**7,116**	**1,341,455,669.42**	**100.00%**	**7.192**	**356**	**81.18**	**618**

Documentation Type	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Easy Documentation	89	20,429,435.74	1.52%	7.312	355	79.70	602
Full Documentation	4,903	848,563,361.50	63.26%	7.036	355	82.39	612
Stated Documentation	2,124	472,462,872.18	35.22%	7.468	356	79.05	628
Total	**7,116**	**1,341,455,669.42**	**100.00%**	**7.192**	**356**	**81.18**	**618**

Loan Purpose	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Cash Out Refinance	3,184	682,631,168.82	50.89%	7.224	356	78.46	600
Home Improvement	106	25,870,456.42	1.93%	6.997	356	76.31	600
Purchase	3,759	618,160,329.03	46.08%	7.166	355	84.54	638
Rate/Term Refinance	67	14,793,715.15	1.10%	7.173	357	74.54	622
Total	**7,116**	**1,341,455,669.42**	**100.00%**	**7.192**	**356**	**81.18**	**618**

Property Type	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Condominium	478	76,153,859.57	5.68%	7.258	356	82.05	629
Single Family	5,890	1,091,028,596.23	81.33%	7.189	356	81.16	615
Two-Four Family	748	174,273,213.62	12.99%	7.180	356	80.91	632
Total	**7,116**	**1,341,455,669.42**	**100.00%**	**7.192**	**356**	**81.18**	**618**

Occupancy Status	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Non-owner	601	96,189,379.41	7.17%	7.534	355	82.49	639
Primary	6,454	1,231,708,953.61	91.82%	7.168	356	81.07	616
Second Home	61	13,557,336.40	1.01%	7.008	355	81.41	644
Total	**7,116**	**1,341,455,669.42**	**100.00%**	**7.192**	**356**	**81.18**	**618**

State	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Arizona	139	20,598,638.90	1.54%	7.149	356	83.62	608
Arkansas	5	902,981.31	0.07%	7.922	351	83.04	599
California	1,662	425,442,536.58	31.71%	6.782	357	79.27	625
Colorado	162	24,302,559.43	1.81%	6.929	357	84.05	629
Connecticut	154	26,156,067.21	1.95%	7.726	356	80.17	595
Delaware	27	3,247,210.83	0.24%	7.876	354	84.76	629
Florida	777	114,688,004.38	8.55%	7.536	354	82.80	613
Georgia	348	40,967,261.24	3.05%	7.520	353	85.38	606
Hawaii	67	15,007,284.84	1.12%	6.888	354	80.81	651
Idaho	30	2,379,991.83	0.18%	7.468	355	86.10	608
Illinois	445	67,483,842.79	5.03%	7.426	356	83.70	616
Indiana	51	5,071,180.80	0.38%	7.750	355	87.58	597
Iowa	5	492,013.07	0.04%	8.235	357	82.52	581
Kansas	18	1,835,523.12	0.14%	8.314	356	83.04	578
Kentucky	13	1,340,648.30	0.10%	7.450	353	85.17	607
Maine	5	545,371.58	0.04%	9.567	358	73.14	579
Maryland	360	67,782,073.95	5.05%	7.389	356	81.74	600
Massachusetts	254	54,470,337.53	4.06%	7.294	356	81.12	617
Michigan	152	16,516,756.03	1.23%	8.081	355	84.58	596
Minnesota	135	21,096,407.22	1.57%	7.266	357	83.61	624
Missouri	57	5,667,976.17	0.42%	7.935	353	84.98	586
Montana	1	104,079.99	0.01%	5.990	357	80.00	604
Nebraska	2	241,869.07	0.02%	7.588	356	86.82	624
Nevada	118	23,444,735.57	1.75%	7.232	353	79.07	624
New Hampshire	37	5,964,467.51	0.44%	7.792	354	83.74	616
New Jersey	433	95,891,501.05	7.15%	7.410	356	79.83	611
New Mexico	10	1,775,258.26	0.13%	7.484	356	73.82	606
New York	574	151,708,064.76	11.31%	7.130	356	79.90	626
North Carolina	126	13,328,415.52	0.99%	7.639	355	85.46	608
Ohio	80	7,310,873.40	0.54%	7.676	355	85.92	613
Oklahoma	5	473,405.85	0.04%	7.742	357	82.69	616
Oregon	48	7,182,231.32	0.54%	7.126	356	85.46	629
Pennsylvania	86	11,074,448.32	0.83%	7.755	352	82.84	601
Rhode Island	32	5,226,630.04	0.39%	7.726	358	78.70	597
South Carolina	38	3,189,875.19	0.24%	8.276	351	84.61	592
Tennessee	45	4,049,982.34	0.30%	7.725	355	84.97	604
Texas	136	14,976,149.07	1.12%	7.905	352	84.73	606
Utah	46	5,411,300.19	0.40%	7.181	354	80.91	623
Vermont	5	828,284.65	0.06%	7.496	358	84.47	611
Virginia	226	43,882,849.39	3.27%	7.355	356	82.08	612
Washington	138	22,649,514.12	1.69%	6.903	356	84.31	622
West Virginia	4	374,533.49	0.03%	7.060	349	83.37	615
Wisconsin	60	6,372,533.21	0.48%	7.513	355	83.28	606
Total	**7,116**	**1,341,455,669.42**	**100.00%**	**7.192**	**356**	**81.18**	**618**

Gross Margin	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
5.500 - 5.999	27	7,879,001.50	0.69%	4.991	358	75.78	686
6.000 - 6.499	177	55,438,211.65	4.83%	5.360	358	79.77	666
6.500 - 6.999	4,953	1,085,503,464.46	94.49%	7.162	358	80.81	611
Total	**5,157**	**1,148,820,677.61**	**100.00%**	**7.061**	**358**	**80.73**	**614**

Minimum Interest Rate	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
4.500 - 4.999	24	6,813,401.50	0.59%	4.990	358	75.13	683
5.000 - 5.499	121	38,609,614.76	3.36%	5.291	358	79.82	669
5.500 - 5.999	582	167,503,596.45	14.58%	5.806	358	79.86	653
6.000 - 6.499	591	159,634,930.44	13.90%	6.263	358	80.84	637
6.500 - 6.999	1,081	262,655,778.41	22.86%	6.763	358	81.57	623
7.000 - 7.499	725	151,121,910.92	13.15%	7.253	358	82.65	608
7.500 - 7.999	859	170,698,507.59	14.86%	7.744	358	82.60	590
8.000 - 8.499	458	79,276,587.51	6.90%	8.237	357	82.05	577
8.500 - 8.999	347	55,337,884.98	4.82%	8.706	357	79.90	565
9.000 - 9.499	113	17,145,154.41	1.49%	9.223	357	73.43	542
9.500 - 9.999	110	17,612,264.83	1.53%	9.750	357	69.96	537
10.000 -10.499	45	6,449,019.73	0.56%	10.248	357	65.51	538
10.500 -10.999	57	9,682,071.05	0.84%	10.727	357	63.71	530
11.000 -11.499	18	2,545,180.10	0.22%	11.130	358	63.16	543
11.500 -11.999	20	3,125,390.65	0.27%	11.663	357	64.40	529
12.000 -12.499	6	609,384.28	0.05%	12.075	357	54.00	540
Total	**5,157**	**1,148,820,677.61**	**100.00%**	**7.061**	**358**	**80.73**	**614**

Maximum Interest Rate	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
11.500 -11.999	25	7,330,901.50	0.64%	4.990	358	75.08	682
12.000 -12.499	122	39,120,814.76	3.41%	5.288	358	79.82	670
12.500 -12.999	586	168,712,834.54	14.69%	5.806	358	79.88	653
13.000 -13.499	591	159,327,030.52	13.87%	6.268	358	80.85	637
13.500 -13.999	1,073	260,366,740.24	22.66%	6.769	358	81.57	623
14.000 -14.499	726	151,369,910.92	13.18%	7.252	358	82.65	608
14.500 -14.999	859	170,698,507.59	14.86%	7.744	358	82.60	590
15.000 -15.499	458	79,140,055.58	6.89%	8.236	357	82.11	577
15.500 -15.999	348	55,585,416.91	4.84%	8.705	357	79.86	565
16.000 -16.499	113	17,145,154.41	1.49%	9.223	357	73.43	542
16.500 -16.999	109	17,535,299.26	1.53%	9.750	357	69.96	536
17.000 -17.499	46	6,525,985.30	0.57%	10.244	357	65.56	539
17.500 -17.999	57	9,682,071.05	0.84%	10.727	357	63.71	530
18.000 -18.499	18	2,545,180.10	0.22%	11.130	358	63.16	543
18.500 -18.999	20	3,125,390.65	0.27%	11.663	357	64.40	529
19.000 -19.499	6	609,384.28	0.05%	12.075	357	54.00	540
Total	**5,157**	**1,148,820,677.61**	**100.00%**	**7.061**	**358**	**80.73**	**614**

Initial Periodic Rate Cap	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
3.000	5,157	1,148,820,677.61	100.00%	7.061	358	80.73	614
Total	**5,157**	**1,148,820,677.61**	**100.00%**	**7.061**	**358**	**80.73**	**614**

Subsequent Periodic Rate Cap	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
1.500	5,157	1,148,820,677.61	100.00%	7.061	358	80.73	614
Total	**5,157**	**1,148,820,677.61**	**100.00%**	**7.061**	**358**	**80.73**	**614**

Next Rate Change Date	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
07/01/06	3	752,366.70	0.07%	8.155	352	78.68	534
08/01/06	5	666,785.69	0.06%	7.978	353	76.29	583
09/01/06	35	6,186,109.00	0.54%	7.947	354	79.97	578
10/01/06	53	10,094,645.14	0.88%	7.643	355	76.48	589
11/01/06	592	110,955,778.79	9.66%	7.579	356	79.25	587
12/01/06	402	96,494,895.01	8.40%	6.909	357	79.92	609
01/01/07	3,834	865,295,921.11	75.32%	7.025	358	81.11	617
01/06/07	1	210,322.51	0.02%	8.500	358	66.81	526
02/01/07	2	667,902.72	0.06%	7.126	359	90.00	646
09/01/07	1	354,769.13	0.03%	6.990	354	75.00	773
10/01/07	2	717,940.10	0.06%	7.203	355	62.68	586
11/01/07	18	2,855,891.43	0.25%	8.061	356	81.05	580
12/01/07	9	2,049,410.39	0.18%	5.929	357	81.93	647
01/01/08	142	37,752,455.91	3.29%	6.533	358	80.05	635
10/01/09	2	443,242.37	0.04%	7.444	355	71.75	557
11/01/09	8	1,081,687.62	0.09%	6.973	356	78.27	639
12/01/09	3	1,296,712.64	0.11%	6.133	357	73.57	650
01/01/10	45	10,943,841.35	0.95%	6.619	358	81.74	649
Total	**5,157**	**1,148,820,677.61**	**100.00%**	**7.061**	**358**	**80.73**	**614**

Silent 2nd	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Has 2nd lien	2,467	530,349,927.01	39.54%	6.707	358	82.42	635
No Silent 2nd	4,649	811,105,742.41	60.46%	7.509	355	80.37	606
Total	**7,116**	**1,341,455,669.42**	**100.00%**	**7.192**	**356**	**81.18**	**618**

Group I Mortgage Loans
As of the Statistical Cut-off Date

		Minimum	Maximum
Scheduled Principal Balance	$857,810,228	$4,296	$607,026
Average Scheduled Principal Balance	$164,647		
Number of Mortgage Loans	5,210		
Weighted Average Gross Coupon	7.281%	4.990%	12.990%
Weighted Average FICO Score	615	500	812
Weighted Average Combined Original LTV	80.48%	16.95%	100.00%
Weighted Average Original Term	357 months	60 months	360 months
Weighted Average Stated Remaining Term	355 months	56 months	359 months
Weighted Average Seasoning	2 months	1 months	8 months
Weighted Average Gross Margin	6.932%	5.940%	6.990%
Weighted Average Minimum Interest Rate	7.175%	4.990%	12.150%
Weighted Average Maximum Interest Rate	14.174%	11.990%	19.150%
Weighted Average Initial Rate Cap	3.000%	3.000%	3.000%
Weighted Average Subsequent Rate Cap	1.500%	1.500%	1.500%
Weighted Average Months to Roll	22 months	16 months	58 months
Maturity Date		Nov 1 2009	Feb 1 2035
Maximum Zip Code Concentration	0.49%	11236	

ARM	84.22%	Easy Documentation	1.40%
Fixed Rate	15.78%	Full Documentation	62.35%
		Stated Documentation	36.25%
2/28 6 MO LIBOR	72.10%		
2/28 6 MO LIBOR IO	8.19%	Cash Out Refinance	53.12%
3/27 6 MO LIBOR	2.02%	Home Improvement	1.54%
3/27 6 MO LIBOR IO	0.87%	Purchase	44.18%
5/25 6 MO LIBOR	1.04%	Rate/Term Refinance	1.17%
Fixed Rate	15.78%		
		Condominium	6.26%
Interest Only	9.06%	Single Family	76.79%
Not Interest Only	90.94%	Two-Four Family	16.95%
Prepay Penalty: 0 months	20.28%	Non-owner	8.42%
Prepay Penalty: 12 months	15.96%	Primary	90.78%
Prepay Penalty: 24 months	54.13%	Second Home	0.80%
Prepay Penalty: 30 months	0.02%		
Prepay Penalty: 36 months	9.61%	Top 5 States:	
		California	24.68%
First Lien	96.01%	New York	12.46%
Second Lien	3.99%	New Jersey	8.80%
		Florida	8.42%
		Illinois	6.54%

Current Principal Balance	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
0.01 - 50,000.00	856	21,466,345.70	2.50%	10.568	300	98.93	631
50,000.01 - 100,000.00	616	46,351,576.39	5.40%	8.552	353	84.50	614
100,000.01 - 150,000.00	996	124,144,189.11	14.47%	7.502	355	79.20	604
150,000.01 - 200,000.00	970	170,210,990.38	19.84%	7.210	356	78.92	608
200,000.01 - 250,000.00	691	155,630,838.25	18.14%	7.166	357	79.20	612
250,000.01 - 300,000.00	489	134,640,899.18	15.70%	7.084	357	79.80	611
300,000.01 - 350,000.00	406	131,501,895.23	15.33%	6.765	357	80.41	624
350,000.01 - 400,000.00	117	43,048,203.82	5.02%	6.831	358	82.73	635
400,000.01 - 450,000.00	49	20,897,294.44	2.44%	6.845	358	81.37	650
450,000.01 - 500,000.00	13	6,139,855.94	0.72%	6.917	358	81.33	632
500,000.01 - 550,000.00	4	2,055,698.42	0.24%	6.665	358	84.86	657
550,000.01 - 600,000.00	2	1,115,415.25	0.13%	6.820	357	87.53	624
600,000.01 - 650,000.00	1	607,026.08	0.07%	7.250	358	90.00	648
Total	**5,210**	**857,810,228.19**	**100.00%**	**7.281**	**355**	**80.48**	**615**

Current Gross Rate	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
4.500 - 4.999	21	5,299,099.70	0.62%	4.990	358	74.81	668
5.000 - 5.499	82	21,177,502.54	2.47%	5.305	358	79.89	678
5.500 - 5.999	425	97,230,068.81	11.33%	5.821	356	78.60	660
6.000 - 6.499	467	103,662,644.05	12.08%	6.277	356	78.66	644
6.500 - 6.999	904	192,037,275.39	22.39%	6.762	357	80.41	625
7.000 - 7.499	650	123,681,319.49	14.42%	7.252	357	82.01	610
7.500 - 7.999	741	137,258,772.79	16.00%	7.741	356	81.67	589
8.000 - 8.499	362	61,720,296.76	7.20%	8.240	357	81.75	577
8.500 - 8.999	346	43,214,246.13	5.04%	8.719	355	81.24	576
9.000 - 9.499	159	16,428,051.09	1.92%	9.219	353	75.95	563
9.500 - 9.999	168	16,674,157.15	1.94%	9.791	353	74.46	553
10.000 -10.499	119	8,329,052.74	0.97%	10.227	350	78.48	577
10.500 -10.999	248	14,626,791.42	1.71%	10.724	341	81.94	577
11.000 -11.499	191	8,175,751.70	0.95%	11.132	326	90.03	606
11.500 -11.999	160	5,123,432.55	0.60%	11.677	302	85.52	587
12.000 -12.499	110	1,646,193.90	0.19%	12.184	205	83.71	588
12.500 -12.999	57	1,525,571.98	0.18%	12.576	295	98.78	623
Total	**5,210**	**857,810,228.19**	**100.00%**	**7.281**	**355**	**80.48**	**615**

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein.

The information contained herein will be superseded by the description of the Mortgage Loans contained in the prospectus supplement. Such information supersedes the information in all prior collateral term sheets, if any.

FICO	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
500-524	369	70,271,681.96	8.19%	8.539	356	71.51	512
525-549	394	73,687,423.68	8.59%	8.138	357	73.33	536
550-574	585	97,027,624.28	11.31%	7.612	355	80.50	561
575-599	787	102,448,673.82	11.94%	7.526	353	81.52	587
600-624	801	120,075,663.52	14.00%	7.208	355	82.05	612
625-649	871	147,016,183.74	17.14%	6.889	355	82.01	637
650-674	640	110,408,270.47	12.87%	6.741	354	82.42	661
675-699	369	66,438,504.58	7.75%	6.673	356	83.16	686
700+	393	70,200,286.30	8.18%	6.663	355	83.99	730
None	1	235,915.84	0.03%	11.000	358	80.00	0
Total	**5,210**	**857,810,228.19**	**100.00%**	**7.281**	**355**	**80.48**	**615**

Combined Original LTV	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
0.01- 49.99	120	18,567,528.53	2.16%	7.538	353	41.44	592
50.00- 54.99	75	13,346,689.23	1.56%	7.688	351	52.56	583
55.00- 59.99	73	13,868,456.44	1.62%	7.484	353	58.01	581
60.00- 64.99	132	27,124,861.16	3.16%	7.529	355	62.51	577
65.00- 69.99	184	38,454,304.73	4.48%	7.706	356	67.14	578
70.00- 74.99	254	50,795,459.33	5.92%	7.687	357	71.58	579
75.00- 79.99	364	76,472,786.49	8.91%	7.366	355	76.80	584
80.00	1,459	294,895,998.51	34.38%	6.802	357	80.00	630
80.01- 84.99	75	16,514,753.82	1.93%	6.792	356	83.44	609
85.00- 89.99	382	74,527,496.03	8.69%	7.020	356	86.01	607
90.00- 94.99	893	164,112,283.87	19.13%	7.201	357	90.07	622
95.00- 99.99	336	20,602,940.63	2.40%	8.079	332	95.27	651
100.00	863	48,526,669.42	5.66%	9.391	342	100.00	654
Total	**5,210**	**857,810,228.19**	**100.00%**	**7.281**	**355**	**80.48**	**615**

Original Term (months)	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
60	22	210,644.01	0.02%	11.728	58	93.97	623
120	221	2,323,641.29	0.27%	11.667	118	95.61	611
180	114	4,837,083.69	0.56%	8.382	178	79.15	620
240	148	6,147,531.51	0.72%	9.198	238	89.47	642
300	2	337,586.44	0.04%	7.088	298	64.56	589
360	4,703	843,953,741.25	98.38%	7.248	358	80.39	614
Total	**5,210**	**857,810,228.19**	**100.00%**	**7.281**	**355**	**80.48**	**615**

Stated Remaining Term (months)	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
1- 60	22	210,644.01	0.02%	11.728	58	93.97	623
61-120	221	2,323,641.29	0.27%	11.667	118	95.61	611
121-180	114	4,837,083.69	0.56%	8.382	178	79.15	620
181-240	148	6,147,531.51	0.72%	9.198	238	89.47	642
241-300	2	337,586.44	0.04%	7.088	298	64.56	589
301-360	4,703	843,953,741.25	98.38%	7.248	358	80.39	614
Total	**5,210**	**857,810,228.19**	**100.00%**	**7.281**	**355**	**80.48**	**615**

Debt Ratio	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
0.01 -20.00	134	19,901,624.36	2.32%	7.340	354	81.09	621
20.01 -25.00	146	23,292,005.08	2.72%	7.219	356	79.60	621
25.01 -30.00	250	36,354,388.08	4.24%	7.312	354	78.04	611
30.01 -35.00	486	74,289,741.33	8.66%	7.308	354	79.36	614
35.01 -40.00	776	120,848,534.73	14.09%	7.291	355	80.22	618
40.01 -45.00	1,096	185,205,250.40	21.59%	7.224	355	81.22	621
45.01 -50.00	1,757	289,496,840.96	33.75%	7.233	355	82.32	621
50.01 -55.00	562	107,865,151.11	12.57%	7.468	356	76.22	582
55.01 -60.00	3	556,692.14	0.06%	7.651	358	81.66	594
Total	**5,210**	**857,810,228.19**	**100.00%**	**7.281**	**355**	**80.48**	**615**

FRM/ARM	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
ARM	3,646	722,449,758.89	84.22%	7.174	358	80.18	611
Fixed Rate	1,564	135,360,469.30	15.78%	7.854	341	82.08	635
Total	**5,210**	**857,810,228.19**	**100.00%**	**7.281**	**355**	**80.48**	**615**

Product	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
2/28 6 MO LIBOR	3,188	618,512,863.42	72.10%	7.339	358	80.05	603
2/28 6 MO LIBOR IO	297	70,267,383.39	8.19%	5.940	358	81.66	671
3/27 6 MO LIBOR	85	17,300,659.75	2.02%	7.056	358	80.07	618
3/27 6 MO LIBOR IO	32	7,484,705.99	0.87%	5.913	358	78.60	661
5/25 6 MO LIBOR	44	8,884,146.34	1.04%	6.731	358	79.24	638
Fixed Rate	1,564	135,360,469.30	15.78%	7.854	341	82.08	635
Total	**5,210**	**857,810,228.19**	**100.00%**	**7.281**	**355**	**80.48**	**615**

Interest Only	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Interest Only	329	77,752,089.38	9.06%	5.937	358	81.36	670
Not Interest Only	4,881	780,058,138.81	90.94%	7.415	355	80.39	609
Total	**5,210**	**857,810,228.19**	**100.00%**	**7.281**	**355**	**80.48**	**615**

Prepayment Penalty Original Term (months)	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Prepay Penalty: N/A	1,192	173,960,436.35	20.28%	7.577	354	81.72	612
Prepay Penalty: 12 months	725	136,932,730.84	15.96%	7.366	355	80.51	622
Prepay Penalty: 24 months	2,793	464,294,651.31	54.13%	7.208	356	80.62	611
Prepay Penalty: 30 months	1	179,690.24	0.02%	8.800	356	80.00	568
Prepay Penalty: 36 months	499	82,442,719.45	9.61%	6.925	351	77.04	630
Total	**5,210**	**857,810,228.19**	**100.00%**	**7.281**	**355**	**80.48**	**615**

Lien	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
First Lien	4,149	823,589,930.49	96.01%	7.149	357	79.70	614
Second Lien	1,061	34,220,297.70	3.99%	10.457	318	99.33	638
Total	**5,210**	**857,810,228.19**	**100.00%**	**7.281**	**355**	**80.48**	**615**

Documentation Type	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Easy Documentation	66	11,976,260.84	1.40%	7.279	354	80.16	606
Full Documentation	3,585	534,885,305.91	62.35%	7.146	354	82.02	611
Stated Documentation	1,559	310,948,661.44	36.25%	7.513	356	77.85	622
Total	**5,210**	**857,810,228.19**	**100.00%**	**7.281**	**355**	**80.48**	**615**

Loan Purpose	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Cash Out Refinance	2,376	455,629,822.13	53.12%	7.307	355	77.43	596
Home Improvement	70	13,178,920.74	1.54%	7.125	355	72.23	608
Purchase	2,712	378,953,419.20	44.18%	7.252	354	84.67	637
Rate/Term Refinance	52	10,048,066.12	1.17%	7.378	357	71.75	622
Total	**5,210**	**857,810,228.19**	**100.00%**	**7.281**	**355**	**80.48**	**615**

Property Type	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Condominium	377	53,723,606.61	6.26%	7.328	355	82.55	630
Single Family	4,191	658,715,911.24	76.79%	7.301	355	80.35	610
Two-Four Family	642	145,370,710.34	16.95%	7.171	355	80.32	630
Total	**5,210**	**857,810,228.19**	**100.00%**	**7.281**	**355**	**80.48**	**615**

Occupancy Status	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Non-owner	448	72,265,977.93	8.42%	7.503	355	82.13	637
Primary	4,722	778,721,034.84	90.78%	7.262	355	80.31	612
Second Home	40	6,823,215.42	0.80%	7.093	353	82.92	638
Total	**5,210**	**857,810,228.19**	**100.00%**	**7.281**	**355**	**80.48**	**615**

State	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Arizona	95	11,343,321.25	1.32%	7.345	356	84.40	619
Arkansas	3	228,123.28	0.03%	7.937	329	80.21	568
California	1,024	211,713,790.49	24.68%	6.923	356	76.69	617
Colorado	122	15,110,747.41	1.76%	7.054	356	84.76	641
Connecticut	123	18,444,963.76	2.15%	7.665	355	81.20	594
Delaware	17	1,834,979.07	0.21%	7.512	351	87.78	632
Florida	540	72,203,088.15	8.42%	7.478	353	83.48	616
Georgia	295	31,689,691.86	3.69%	7.569	352	85.23	603
Hawaii	58	12,945,106.50	1.51%	6.850	353	80.40	644
Idaho	26	2,048,878.61	0.24%	7.413	355	85.83	613
Illinois	399	56,126,312.51	6.54%	7.457	355	83.24	613
Indiana	29	2,631,134.88	0.31%	7.598	352	87.68	589
Iowa	1	75,000.00	0.01%	7.200	357	100.00	676
Kansas	18	1,835,523.12	0.21%	8.314	356	83.04	578
Kentucky	10	911,621.72	0.11%	7.614	351	87.60	610
Maine	2	217,877.96	0.03%	11.364	357	57.67	558
Maryland	266	43,142,807.27	5.03%	7.378	357	80.43	598
Massachusetts	214	42,982,924.01	5.01%	7.369	356	80.32	616
Michigan	88	10,366,536.79	1.21%	7.933	355	85.95	600
Minnesota	108	15,900,151.90	1.85%	7.239	357	83.78	620
Missouri	38	3,974,172.25	0.46%	8.010	352	85.18	587
Nebraska	1	130,869.07	0.02%	6.900	355	80.00	642
Nevada	91	15,896,130.50	1.85%	7.326	351	78.26	621
New Hampshire	32	5,146,380.66	0.60%	7.571	354	84.59	622
New Jersey	373	75,491,264.58	8.80%	7.500	355	79.52	608
New Mexico	9	1,242,187.92	0.14%	7.714	355	71.17	589
New York	447	106,870,406.31	12.46%	7.180	355	78.53	620
North Carolina	101	9,492,788.21	1.11%	7.790	354	85.79	596
Ohio	53	5,129,820.99	0.60%	7.491	354	86.06	620
Oklahoma	1	107,744.29	0.01%	7.050	356	80.00	677
Oregon	36	5,503,396.90	0.64%	7.034	357	85.36	639
Pennsylvania	52	7,157,076.15	0.83%	7.471	351	84.81	618
Rhode Island	28	4,676,212.40	0.55%	7.610	358	79.19	601
South Carolina	28	2,254,121.47	0.26%	8.224	349	85.38	602
Tennessee	22	1,711,853.04	0.20%	7.486	351	86.57	611
Texas	99	8,729,087.30	1.02%	7.914	347	85.76	612
Utah	36	4,175,670.18	0.49%	7.178	353	81.58	628
Vermont	5	828,284.65	0.10%	7.496	358	84.47	611
Virginia	167	27,742,213.14	3.23%	7.354	356	80.68	608
Washington	101	14,244,952.79	1.66%	6.964	356	85.46	633
West Virginia	4	374,533.49	0.04%	7.060	349	83.37	615
Wisconsin	48	5,178,481.36	0.60%	7.439	354	83.10	617
Total	**5,210**	**857,810,228.19**	**100.00%**	**7.281**	**355**	**80.48**	**615**

Gross Margin	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
5.500 - 5.999	23	6,102,299.70	0.84%	4.991	358	75.49	677
6.000 - 6.499	117	28,749,649.24	3.98%	5.370	358	79.23	673
6.500 - 6.999	3,506	687,597,809.95	95.18%	7.268	358	80.26	608
Total	**3,646**	**722,449,758.89**	**100.00%**	**7.174**	**358**	**80.18**	**611**

Minimum Interest Rate	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
4.500 - 4.999	21	5,299,099.70	0.73%	4.990	358	74.81	668
5.000 - 5.499	82	21,177,502.54	2.93%	5.305	358	79.89	678
5.500 - 5.999	368	84,061,118.83	11.64%	5.800	358	79.21	659
6.000 - 6.499	386	84,789,534.87	11.74%	6.271	358	80.17	642
6.500 - 6.999	754	161,168,251.19	22.31%	6.762	358	81.34	623
7.000 - 7.499	583	111,001,646.74	15.36%	7.253	358	82.26	607
7.500 - 7.999	653	122,055,499.72	16.89%	7.742	358	81.91	587
8.000 - 8.499	323	56,163,980.45	7.77%	8.244	357	81.34	573
8.500 - 8.999	224	35,105,482.05	4.86%	8.710	357	78.86	559
9.000 - 9.499	75	12,384,771.42	1.71%	9.237	357	71.96	538
9.500 - 9.999	77	12,948,054.98	1.79%	9.758	357	68.32	533
10.000 -10.499	31	4,934,174.34	0.68%	10.234	357	64.50	538
10.500 -10.999	42	7,169,420.99	0.99%	10.710	357	63.42	530
11.000 -11.499	13	2,001,914.60	0.28%	11.104	358	62.57	544
11.500 -11.999	11	1,767,477.49	0.24%	11.648	357	63.67	528
12.000 -12.499	3	421,828.98	0.06%	12.066	357	49.78	537
Total	**3,646**	**722,449,758.89**	**100.00%**	**7.174**	**358**	**80.18**	**611**

Maximum Interest Rate	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
11.500 -11.999	21	5,299,099.70	0.73%	4.990	358	74.81	668
12.000 -12.499	82	21,177,502.54	2.93%	5.305	358	79.89	678
12.500 -12.999	372	85,270,356.92	11.80%	5.800	358	79.26	659
13.000 -13.499	387	84,992,834.95	11.76%	6.275	358	80.20	641
13.500 -13.999	749	159,755,713.02	22.11%	6.768	358	81.32	622
14.000 -14.499	583	111,001,646.74	15.36%	7.253	358	82.26	607
14.500 -14.999	653	122,055,499.72	16.89%	7.742	358	81.91	587
15.000 -15.499	322	55,916,448.52	7.74%	8.244	357	81.39	574
15.500 -15.999	225	35,353,013.98	4.89%	8.708	357	78.80	558
16.000 -16.499	75	12,384,771.42	1.71%	9.237	357	71.96	538
16.500 -16.999	76	12,871,089.41	1.78%	9.757	357	68.31	533
17.000 -17.499	32	5,011,139.91	0.69%	10.230	357	64.58	539
17.500 -17.999	42	7,169,420.99	0.99%	10.710	357	63.42	530
18.000 -18.499	13	2,001,914.60	0.28%	11.104	358	62.57	544
18.500 -18.999	11	1,767,477.49	0.24%	11.648	357	63.67	528
19.000 -19.499	3	421,828.98	0.06%	12.066	357	49.78	537
Total	**3,646**	**722,449,758.89**	**100.00%**	**7.174**	**358**	**80.18**	**611**

Initial Periodic Rate Cap	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
3.000	3,646	722,449,758.89	100.00%	7.174	358	80.18	611
Total	**3,646**	**722,449,758.89**	**100.00%**	**7.174**	**358**	**80.18**	**611**

Subsequent Periodic Rate Cap	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
1.500	3,646	722,449,758.89	100.00%	7.174	358	80.18	611
Total	**3,646**	**722,449,758.89**	**100.00%**	**7.174**	**358**	**80.18**	**611**

Next Rate Change Date	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
07/01/06	2	498,263.18	0.07%	7.852	352	80.55	548
08/01/06	5	666,785.69	0.09%	7.978	353	76.29	583
09/01/06	28	4,683,253.20	0.65%	7.792	354	78.46	576
10/01/06	45	8,673,692.44	1.20%	7.534	355	77.14	592
11/01/06	457	84,682,658.35	11.72%	7.638	356	78.65	585
12/01/06	290	61,161,317.14	8.47%	7.015	357	79.30	609
01/01/07	2,655	527,536,051.58	73.02%	7.133	358	80.64	614
01/06/07	1	210,322.51	0.03%	8.500	358	66.81	526
02/01/07	2	667,902.72	0.09%	7.126	359	90.00	646
09/01/07	1	354,769.13	0.05%	6.990	354	75.00	773
10/01/07	1	269,315.60	0.04%	6.875	355	60.00	580
11/01/07	15	2,587,021.42	0.36%	7.885	356	80.90	582
12/01/07	6	878,567.60	0.12%	6.356	357	87.76	643
01/01/08	94	20,695,691.99	2.86%	6.572	358	79.46	635
10/01/09	2	443,242.37	0.06%	7.444	355	71.75	557
11/01/09	7	1,001,819.42	0.14%	6.972	356	77.58	635
12/01/09	2	915,512.21	0.13%	6.292	357	70.90	640
01/01/10	33	6,523,572.34	0.90%	6.707	358	81.17	643
Total	**3,646**	**722,449,758.89**	**100.00%**	**7.174**	**358**	**80.18**	**611**

Silent 2nd	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Has 2nd lien	1,683	322,882,607.17	37.64%	6.793	358	82.83	637
No Silent 2nd	3,527	534,927,621.02	62.36%	7.576	353	79.07	601
Total	**5,210**	**857,810,228.19**	**100.00%**	**7.281**	**355**	**80.48**	**615**

Group II Mortgage Loans
As of the Statistical Cut-off Date

		Minimum	Maximum
Scheduled Principal Balance	$483,645,441	$5,229	$1,000,000
Average Scheduled Principal Balance	$253,749		
Number of Mortgage Loans	1,906		
Weighted Average Gross Coupon	7.035%	4.990%	14.250%
Weighted Average FICO Score	623	500	813
Weighted Average Combined Original LTV	82.41%	15.87%	100.00%
Weighted Average Original Term	359 months	60 months	360 months
Weighted Average Stated Remaining Term	357 months	58 months	359 months
Weighted Average Seasoning	2 months	1 months	8 months
Weighted Average Gross Margin	6.909%	5.940%	6.990%
Weighted Average Minimum Interest Rate	6.873%	4.990%	12.200%
Weighted Average Maximum Interest Rate	13.869%	11.990%	19.200%
Weighted Average Initial Rate Cap	3.000%	3.000%	3.000%
Weighted Average Subsequent Rate Cap	1.500%	1.500%	1.500%
Weighted Average Months to Roll	23 months	16 months	58 months
Maturity Date		Jan 1 2010	Feb 1 2035
Maximum Zip Code Concentration	0.59%	92592	

ARM	88.16%	Easy Documentation	1.75%
Fixed Rate	11.84%	Full Documentation	64.86%
		Stated Documentation	33.40%
2/28 6 MO LIBOR	50.07%		
2/28 6 MO LIBOR IO	33.16%	Cash Out Refinance	46.94%
3/27 6 MO LIBOR	1.56%	Home Improvement	2.62%
3/27 6 MO LIBOR IO	2.36%	Purchase	49.46%
5/25 6 MO LIBOR	0.97%	Rate/Term Refinance	0.98%
5/25 IO	0.04%		
Fixed Rate	11.84%	Condominium	4.64%
		Single Family	89.39%
Interest Only	35.56%	Two-Four Family	5.98%
Not Interest Only	64.44%		
		Non-owner	4.95%
Prepay Penalty: N/A	12.99%	Primary	93.66%
Prepay Penalty: 12 months	12.41%	Second Home	1.39%
Prepay Penalty: 24 months	66.97%		
Prepay Penalty: 30 months	0.03%	Top 5 States:	
Prepay Penalty: 36 months	7.59%	California	44.19%
		New York	9.27%
First Lien	94.80%	Florida	8.78%
Second Lien	5.20%	Maryland	5.09%
		New Jersey	4.22%

Current Principal Balance	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
0.01 - 50,000.00	52	1,427,178.79	0.30%	10.894	260	84.60	601
50,000.01 - 100,000.00	424	32,777,631.06	6.78%	9.047	354	87.04	611
100,000.01 - 150,000.00	356	43,430,751.68	8.98%	8.323	357	85.84	609
150,000.01 - 200,000.00	166	28,658,294.62	5.93%	7.300	358	81.64	596
200,000.01 - 250,000.00	113	25,437,495.46	5.26%	6.944	358	79.98	596
250,000.01 - 300,000.00	60	16,206,458.65	3.35%	6.701	358	80.24	593
300,000.01 - 350,000.00	49	15,884,648.23	3.28%	6.873	358	81.53	601
350,000.01 - 400,000.00	217	81,946,910.80	16.94%	6.834	358	81.45	622
400,000.01 - 450,000.00	170	72,236,829.97	14.94%	6.685	358	82.02	626
450,000.01 - 500,000.00	129	61,572,624.75	12.73%	6.598	358	80.93	635
500,000.01 - 550,000.00	52	27,213,998.96	5.63%	6.395	358	81.58	653
550,000.01 - 600,000.00	50	28,771,602.22	5.95%	6.601	358	79.95	637
600,000.01 - 650,000.00	27	16,878,897.52	3.49%	6.490	358	84.03	649
650,000.01 - 700,000.00	13	8,744,747.11	1.81%	6.672	358	87.34	654
700,000.01 - 750,000.00	12	8,865,614.74	1.83%	6.443	358	84.02	660
750,000.01 - 800,000.00	6	4,690,686.67	0.97%	6.463	358	85.28	650
800,000.01 - 850,000.00	6	5,054,016.53	1.04%	6.812	357	87.20	633
850,000.01 - 900,000.00	1	880,000.00	0.18%	6.000	358	80.00	641
950,000.01 - 1,000,000.00	3	2,967,053.47	0.61%	5.731	358	81.97	663
Total	**1,906**	**483,645,441.23**	**100.00%**	**7.035**	**357**	**82.41**	**623**

Current Gross Rate	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
4.500 - 4.999	4	2,031,801.80	0.42%	4.990	358	75.79	717
5.000 - 5.499	40	17,943,312.22	3.71%	5.269	358	79.73	660
5.500 - 5.999	225	88,805,029.83	18.36%	5.822	358	80.31	647
6.000 - 6.499	219	81,557,833.30	16.86%	6.265	358	81.02	635
6.500 - 6.999	349	110,870,430.01	22.92%	6.763	358	81.79	624
7.000 - 7.499	150	42,474,721.91	8.78%	7.252	358	83.53	612
7.500 - 7.999	216	51,378,706.76	10.62%	7.746	358	84.36	598
8.000 - 8.499	147	24,928,660.52	5.15%	8.226	357	84.40	591
8.500 - 8.999	194	27,766,781.46	5.74%	8.716	357	85.06	598
9.000 - 9.499	74	8,616,126.40	1.78%	9.250	356	85.79	615
9.500 - 9.999	93	10,293,137.36	2.13%	9.756	351	87.21	602
10.000 -10.499	38	3,774,969.23	0.78%	10.254	358	86.67	586
10.500 -10.999	70	7,035,818.03	1.45%	10.803	353	87.04	593
11.000 -11.499	30	2,734,013.65	0.57%	11.209	339	92.92	628
11.500 -11.999	22	2,154,850.57	0.45%	11.711	348	77.74	568
12.000 -12.499	9	373,812.71	0.08%	12.158	304	79.07	578
12.500 -12.999	10	712,840.35	0.15%	12.520	336	98.98	628
13.000 -13.499	14	158,955.55	0.03%	13.180	114	91.14	583
13.500 -13.999	1	21,187.10	0.00%	13.750	178	85.00	553
14.000 -14.499	1	12,452.47	0.00%	14.250	118	85.00	587
Total	**1,906**	**483,645,441.23**	**100.00%**	**7.035**	**357**	**82.41**	**623**

FICO	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
500-524	110	20,910,292.29	4.32%	8.869	357	73.51	512
525-549	122	25,866,252.48	5.35%	8.094	358	74.71	536
550-574	169	34,966,008.17	7.23%	7.557	356	80.86	561
575-599	384	83,717,343.59	17.31%	7.081	357	81.57	589
600-624	385	98,232,619.36	20.31%	6.700	357	83.24	611
625-649	268	74,942,052.64	15.50%	6.863	357	83.18	637
650-674	199	64,258,291.68	13.29%	6.710	357	84.60	661
675-699	114	31,762,771.63	6.57%	6.933	358	85.97	686
700+	155	48,989,809.39	10.13%	6.666	357	84.79	735
Total	**1,906**	**483,645,441.23**	**100.00%**	**7.035**	**357**	**82.41**	**623**

Combined Original LTV	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
0.01- 49.99	18	4,156,595.55	0.86%	7.110	355	41.59	581
50.00- 54.99	15	3,274,567.33	0.68%	7.738	358	53.05	564
55.00- 59.99	17	3,623,514.88	0.75%	7.296	358	57.45	604
60.00- 64.99	32	7,599,006.09	1.57%	8.024	356	62.45	582
65.00- 69.99	60	16,169,543.26	3.34%	7.375	358	66.90	591
70.00- 74.99	71	19,899,026.54	4.11%	7.599	358	71.82	583
75.00- 79.99	120	35,804,081.49	7.40%	6.942	358	77.21	610
80.00	716	206,091,377.29	42.61%	6.540	358	80.00	629
80.01- 84.99	34	12,995,029.77	2.69%	6.582	358	83.05	608
85.00- 89.99	141	36,401,934.07	7.53%	6.789	357	86.13	616
90.00- 94.99	337	88,305,273.47	18.26%	7.049	358	90.29	622
95.00- 99.99	80	12,693,925.22	2.62%	7.998	350	95.59	649
100.00	265	36,631,566.27	7.57%	9.186	353	100.00	665
Total	**1,906**	**483,645,441.23**	**100.00%**	**7.035**	**357**	**82.41**	**623**

Original Term (months)	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
60	1	9,460.86	0.00%	13.000	58	95.00	594
120	18	321,437.36	0.07%	12.484	118	94.11	606
180	20	698,417.33	0.14%	10.441	178	88.23	624
240	10	843,189.88	0.17%	10.393	238	99.91	648
360	1,857	481,772,935.80	99.61%	7.020	358	82.36	623
Total	**1,906**	**483,645,441.23**	**100.00%**	**7.035**	**357**	**82.41**	**623**

Stated Remaining Term (months)	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
1- 60	1	9,460.86	0.00%	13.000	58	95.00	594
61-120	18	321,437.36	0.07%	12.484	118	94.11	606
121-180	20	698,417.33	0.14%	10.441	178	88.23	624
181-240	10	843,189.88	0.17%	10.393	238	99.91	648
301-360	1,857	481,772,935.80	99.61%	7.020	358	82.36	623
Total	**1,906**	**483,645,441.23**	**100.00%**	**7.035**	**357**	**82.41**	**623**

Debt Ratio	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
0.01 -20.00	48	15,200,430.63	3.14%	6.860	357	82.23	630
20.01 -25.00	62	12,278,671.96	2.54%	7.204	357	82.27	609
25.01 -30.00	83	20,113,959.72	4.16%	7.146	357	81.80	614
30.01 -35.00	155	33,752,249.38	6.98%	7.024	358	81.47	619
35.01 -40.00	251	58,369,739.82	12.07%	7.033	357	81.38	628
40.01 -45.00	397	99,234,385.63	20.52%	7.148	357	82.70	627
45.01 -50.00	748	201,632,364.82	41.69%	6.890	357	83.88	630
50.01 -55.00	158	42,383,981.55	8.76%	7.430	358	77.41	587
55.01 -60.00	2	316,130.33	0.07%	6.467	358	68.70	635
60.01+	2	363,527.39	0.08%	7.192	358	78.29	728
Total	**1,906**	**483,645,441.23**	**100.00%**	**7.035**	**357**	**82.41**	**623**

FRM/ARM	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
ARM	1,511	426,370,918.72	88.16%	6.869	358	81.65	620
Fixed Rate	395	57,274,522.51	11.84%	8.266	353	88.04	650
Total	**1,906**	**483,645,441.23**	**100.00%**	**7.035**	**357**	**82.41**	**623**

Product	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
2/28 6 MO LIBOR	926	242,146,392.33	50.07%	7.303	358	81.55	613
2/28 6 MO LIBOR IO	516	160,398,087.53	33.16%	6.272	358	81.95	626
3/27 6 MO LIBOR	25	7,544,319.44	1.56%	6.871	358	81.50	615
3/27 6 MO LIBOR IO	30	11,400,781.78	2.36%	6.252	358	79.36	649
5/25 6 MO LIBOR	13	4,706,237.64	0.97%	6.436	358	82.36	662
5/25 IO	1	175,100.00	0.04%	6.500	358	85.00	608
Fixed Rate	395	57,274,522.51	11.84%	8.266	353	88.04	650
Total	**1,906**	**483,645,441.23**	**100.00%**	**7.035**	**357**	**82.41**	**623**

Interest Only	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Interest Only	547	171,973,969.31	35.56%	6.271	358	81.78	628
Not Interest Only	1,359	311,671,471.92	64.44%	7.456	357	82.75	621
Total	**1,906**	**483,645,441.23**	**100.00%**	**7.035**	**357**	**82.41**	**623**

Prepayment Penalty Original Term (months)	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Prepay Penalty: 0 months	254	62,835,141.18	12.99%	7.310	357	84.22	631
Prepay Penalty: 12 months	182	60,006,395.76	12.41%	7.005	357	82.63	633
Prepay Penalty: 24 months	1,319	323,921,450.32	66.97%	7.004	357	82.25	619
Prepay Penalty: 30 months	1	159,840.00	0.03%	6.650	358	80.00	591
Prepay Penalty: 36 months	150	36,722,613.97	7.59%	6.887	356	80.32	628
Total	**1,906**	**483,645,441.23**	**100.00%**	**7.035**	**357**	**82.41**	**623**

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein.

The information contained herein will be superseded by the description of the Mortgage Loans contained in the prospectus supplement. Such information supersedes the information in all prior collateral term sheets, if any.

Lien	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
First Lien	1,614	458,474,973.50	94.80%	6.872	358	81.48	621
Second Lien	292	25,170,467.73	5.20%	10.005	347	99.32	659
Total	**1,906**	**483,645,441.23**	**100.00%**	**7.035**	**357**	**82.41**	**623**

Documentation Type	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Easy Documentation	23	8,453,174.90	1.75%	7.358	357	79.05	597
Full Documentation	1,318	313,678,055.59	64.86%	6.848	357	83.04	616
Stated Documentation	565	161,514,210.74	33.40%	7.380	357	81.36	640
Total	**1,906**	**483,645,441.23**	**100.00%**	**7.035**	**357**	**82.41**	**623**

Loan Purpose	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Cash Out Refinance	808	227,001,346.69	46.94%	7.056	357	80.53	608
Home Improvement	36	12,691,535.68	2.62%	6.864	358	80.55	593
Purchase	1,047	239,206,909.83	49.46%	7.030	357	84.32	639
Rate/Term Refinance	15	4,745,649.03	0.98%	6.739	358	80.43	623
Total	**1,906**	**483,645,441.23**	**100.00%**	**7.035**	**357**	**82.41**	**623**

Property Type	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Condominium	101	22,430,252.96	4.64%	7.091	358	80.85	626
Single Family	1,699	432,312,684.99	89.39%	7.019	357	82.39	622
Two-Four Family	106	28,902,503.28	5.98%	7.227	357	83.87	637
Total	**1,906**	**483,645,441.23**	**100.00%**	**7.035**	**357**	**82.41**	**623**

Occupancy Status	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Non-owner	153	23,923,401.48	4.95%	7.626	356	83.58	645
Primary	1,732	452,987,918.77	93.66%	7.005	357	82.38	622
Second Home	21	6,734,120.98	1.39%	6.923	358	79.89	651
Total	**1,906**	**483,645,441.23**	**100.00%**	**7.035**	**357**	**82.41**	**623**

State	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Arizona	44	9,255,317.65	1.91%	6.910	357	82.68	595
Arkansas	2	674,858.03	0.14%	7.917	358	84.00	609
California	638	213,728,746.09	44.19%	6.642	357	81.83	633
Colorado	40	9,191,812.02	1.90%	6.724	358	82.88	609
Connecticut	31	7,711,103.45	1.59%	7.871	358	77.71	598
Delaware	10	1,412,231.76	0.29%	8.349	358	80.82	624
Florida	237	42,484,916.23	8.78%	7.635	356	81.63	608
Georgia	53	9,277,569.38	1.92%	7.351	357	85.90	614
Hawaii	9	2,062,178.34	0.43%	7.124	356	83.41	692
Idaho	4	331,113.22	0.07%	7.807	358	87.80	583
Illinois	46	11,357,530.28	2.35%	7.274	358	86.01	631
Indiana	22	2,440,045.92	0.50%	7.915	358	87.48	606
Iowa	4	417,013.07	0.09%	8.421	357	79.37	564
Kentucky	3	429,026.58	0.09%	7.103	357	80.00	600
Maine	3	327,493.62	0.07%	8.371	358	83.43	593
Maryland	94	24,639,266.68	5.09%	7.409	356	84.03	603
Massachusetts	40	11,487,413.52	2.38%	7.012	357	84.12	623
Michigan	64	6,150,219.24	1.27%	8.330	356	82.27	589
Minnesota	27	5,196,255.32	1.07%	7.348	358	83.09	638
Missouri	19	1,693,803.92	0.35%	7.758	357	84.50	586
Montana	1	104,079.99	0.02%	5.990	357	80.00	604
Nebraska	1	111,000.00	0.02%	8.400	357	94.87	603
Nevada	27	7,548,605.07	1.56%	7.034	358	80.77	632
New Hampshire	5	818,086.85	0.17%	9.178	358	78.39	577
New Jersey	60	20,400,236.47	4.22%	7.078	358	81.00	623
New Mexico	1	533,070.34	0.11%	6.950	358	80.00	645
New York	127	44,837,658.45	9.27%	7.009	357	83.17	638
North Carolina	25	3,835,627.31	0.79%	7.265	358	84.65	638
Ohio	27	2,181,052.41	0.45%	8.109	358	85.59	598
Oklahoma	4	365,661.56	0.08%	7.946	357	83.49	598
Oregon	12	1,678,834.42	0.35%	7.431	354	85.80	594
Pennsylvania	34	3,917,372.17	0.81%	8.275	356	79.26	571
Rhode Island	4	550,417.64	0.11%	8.713	358	74.52	561
South Carolina	10	935,753.72	0.19%	8.403	357	82.76	568
Tennessee	23	2,338,129.30	0.48%	7.899	357	83.80	598
Texas	37	6,247,061.77	1.29%	7.892	358	83.29	598
Utah	10	1,235,630.01	0.26%	7.190	357	78.65	606
Virginia	59	16,140,636.25	3.34%	7.356	358	84.48	620
Washington	37	8,404,561.33	1.74%	6.799	358	82.38	603
Wisconsin	12	1,194,051.85	0.25%	7.835	358	84.06	561
Total	**1,906**	**483,645,441.23**	**100.00%**	**7.035**	**357**	**82.41**	**623**

Gross Margin	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
5.500 - 5.999	4	1,776,701.80	0.42%	4.991	358	76.79	717
6.000 - 6.499	60	26,688,562.41	6.26%	5.350	358	80.36	658
6.500 - 6.999	1,447	397,905,654.51	93.32%	6.980	358	81.76	617
Total	**1,511**	**426,370,918.72**	**100.00%**	**6.869**	**358**	**81.65**	**620**

Minimum Interest Rate	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
4.500 - 4.999	3	1,514,301.80	0.36%	4.990	358	76.24	737
5.000 - 5.499	39	17,432,112.22	4.09%	5.274	358	79.72	659
5.500 - 5.999	214	83,442,477.62	19.57%	5.812	358	80.52	646
6.000 - 6.499	205	74,845,395.57	17.55%	6.253	358	81.59	632
6.500 - 6.999	327	101,487,527.22	23.80%	6.764	358	81.93	624
7.000 - 7.499	142	40,120,264.18	9.41%	7.252	358	83.74	610
7.500 - 7.999	206	48,643,007.87	11.41%	7.751	358	84.32	596
8.000 - 8.499	135	23,112,607.06	5.42%	8.218	358	83.78	586
8.500 - 8.999	123	20,232,402.93	4.75%	8.700	358	81.71	577
9.000 - 9.499	38	4,760,382.99	1.12%	9.189	357	77.24	553
9.500 - 9.999	33	4,664,209.85	1.09%	9.729	357	74.50	546
10.000 -10.499	14	1,514,845.39	0.36%	10.294	357	68.79	538
10.500 -10.999	15	2,512,650.06	0.59%	10.772	358	64.54	531
11.000 -11.499	5	543,265.50	0.13%	11.225	358	65.30	540
11.500 -11.999	9	1,357,913.16	0.32%	11.683	357	65.34	531
12.000 -12.499	3	187,555.30	0.04%	12.096	356	63.51	545
Total	**1,511**	**426,370,918.72**	**100.00%**	**6.869**	**358**	**81.65**	**620**

Maximum Interest Rate	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
11.500 -11.999	4	2,031,801.80	0.48%	4.990	358	75.79	717
12.000 -12.499	40	17,943,312.22	4.21%	5.269	358	79.73	660
12.500 -12.999	214	83,442,477.62	19.57%	5.812	358	80.52	646
13.000 -13.499	204	74,334,195.57	17.43%	6.261	358	81.60	632
13.500 -13.999	324	100,611,027.22	23.60%	6.770	358	81.96	623
14.000 -14.499	143	40,368,264.18	9.47%	7.252	358	83.71	610
14.500 -14.999	206	48,643,007.87	11.41%	7.751	358	84.32	596
15.000 -15.499	136	23,223,607.06	5.45%	8.218	358	83.83	586
15.500 -15.999	123	20,232,402.93	4.75%	8.700	358	81.71	577
16.000 -16.499	38	4,760,382.99	1.12%	9.189	357	77.24	553
16.500 -16.999	33	4,664,209.85	1.09%	9.729	357	74.50	546
17.000 -17.499	14	1,514,845.39	0.36%	10.294	357	68.79	538
17.500 -17.999	15	2,512,650.06	0.59%	10.772	358	64.54	531
18.000 -18.499	5	543,265.50	0.13%	11.225	358	65.30	540
18.500 -18.999	9	1,357,913.16	0.32%	11.683	357	65.34	531
19.000 -19.499	3	187,555.30	0.04%	12.096	356	63.51	545
Total	**1,511**	**426,370,918.72**	**100.00%**	**6.869**	**358**	**81.65**	**620**

Initial Periodic Rate Cap	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
3.000	1,511	426,370,918.72	100.00%	6.869	358	81.65	620
Total	**1,511**	**426,370,918.72**	**100.00%**	**6.869**	**358**	**81.65**	**620**

Subsequent Periodic Rate Cap	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
1.500	1,511	426,370,918.72	100.00%	6.869	358	81.65	620
Total	**1,511**	**426,370,918.72**	**100.00%**	**6.869**	**358**	**81.65**	**620**

Next Rate Change Date	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
07/01/06	1	254,103.52	0.06%	8.750	352	75.00	508
09/01/06	7	1,502,855.80	0.35%	8.430	354	84.67	581
10/01/06	8	1,420,952.70	0.33%	8.308	355	72.44	565
11/01/06	135	26,273,120.44	6.16%	7.388	356	81.18	597
12/01/06	112	35,333,577.87	8.29%	6.723	357	80.98	609
01/01/07	1,179	337,759,869.53	79.22%	6.857	358	81.86	622
10/01/07	1	448,624.50	0.11%	7.400	355	64.29	589
11/01/07	3	268,870.01	0.06%	9.758	356	82.49	564
12/01/07	3	1,170,842.79	0.27%	5.608	357	77.55	651
01/01/08	48	17,056,763.92	4.00%	6.484	358	80.78	637
11/01/09	1	79,868.20	0.02%	6.990	356	86.96	691
12/01/09	1	381,200.43	0.09%	5.750	357	80.00	674
01/01/10	12	4,420,269.01	1.04%	6.488	358	82.58	658
Total	**1,511**	**426,370,918.72**	**100.00%**	**6.869**	**358**	**81.65**	**620**

Silent 2nd	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Has 2nd lien	784	207,467,319.84	42.90%	6.574	358	81.78	633
No Silent 2nd	1,122	276,178,121.39	57.10%	7.381	357	82.88	616
Total	**1,906**	**483,645,441.23**	**100.00%**	**7.035**	**357**	**82.41**	**623**

Fremont Home Loan Trust 2005-1

Asset-Backed Certificates, Series 2005-1

$1,921,798,000 (Approximate)

144A Private Placement

Financial Asset Securities Corp.
Depositor

Litton Loan Servicing LP
Servicer

Fremont Investment & Loan
Originator

RBS Greenwich Capital

Preliminary Term Sheet ***Date Prepared: February 23, 2004***

Fremont Home Loan Trust 2005-1
Asset-Backed Certificate, Series 2005-1
$1,921,798,000 (Approximate)
144A Private Placement

Class[1,3,4]	Principal Amount ($)	WAL Call/Mat[2]	Payment Window Call/Mat[2]	Certificate Type	Assumed Final Distribution	Expected Rating Moody's/S&P/Fitch
I-A1	$847,620,000			Floating Rate Super Seniors	June 2035	Aaa/AAA/AAA
I-A2	$94,180,000			Floating Rate Senior Mezz	June 2035	Aaa/AAA/AAA
II-A1	$195,000,000			Floating Rate Seq Seniors	June 2035	Aaa/AAA/AAA
II-A2	$304,200,000			Floating Rate Seq Seniors	June 2035	Aaa/AAA/AAA
II-A3	$31,734,000			Floating Rate Seq Seniors	June 2035	Aaa/AAA/AAA
M-1	$108,162,000	Not Offered Herein		Floating Rate Subordinate	June 2035	Aa1/AA+/AA+
M-2	$80,155,000			Floating Rate Subordinate	June 2035	Aa2/AA/AA
M-3	$37,663,000			Floating Rate Subordinate	June 2035	Aa3/AA-/AA-
M-4	$34,766,000			Floating Rate Subordinate	June 2035	A1/A+/A+
M-5	$40,561,000			Floating Rate Subordinate	June 2035	A2/A/A
M-6	$31,869,000			Floating Rate Subordinate	June 2035	A3/A-/A-
M-7	$26,075,000	4.55 / 4.84	37-78 / 37-107	Floating Rate Subordinate	June 2035	Baa1/BBB+/BBB+
M-8	$24,143,000	4.55 / 4.78	37-78 / 37-100	Floating Rate Subordinate	June 2035	Baa2/BBB/BBB
M-9	$19,315,000	4.55 / 4.68	37-78 / 37-92	Floating Rate Subordinate	June 2035	Baa3/BBB-/BBB-
B-1	$12,554,000	4.54 / 4.56	37-78 / 37-83	Floating Rate Subordinate	June 2035	Ba1/BB+/BB+
B-2	$19,315,000	4.32 / 4.32	37-75 / 37-75	Floating Rate Subordinate	June 2035	Ba2/BB/BB
B-3	$14,486,000	3.57 / 3.57	37-57 / 37-57	Floating Rate Subordinate	June 2035	NR/BB/NR
Total	**$1,921,798,000**					

(1) *The Class I-A1 and Class I-A2 Certificates are backed primarily by the cash flow from the Group I Mortgage Loans (as defined herein), and the Class II-A1, Class II-A2 and Class II-A3 Certificates are backed primarily by the cash flow from the Group II Mortgage Loans (as defined herein). The Subordinate Certificates are backed by the cash flows from the Group I Mortgage Loans and the Group II Mortgage Loans. The principal balance of each class of Offered Certificates (as defined herein) is subject to a 10% variance.*

(2) *The WAL and Payment Windows for the Offered Certificates are shown to the Clean-up Call Date (as described herein) and to maturity. See "Pricing Prepayment Speed" herein.*

(3) *The Offered Certificates are priced to the Clean-up Call Date. The margin on the Senior Certificates will double and the margin on the Subordinate Certificates will be equal to 1.5x the original margin after the Clean-up Call Date.*

(4) *The Class M-7, Class M-8, Class M-9, Class B-1, Class B-2 and Class B-3 Certificates will be offered privately pursuant to Rule 144A of the Securities Act of 1933 to "Qualified Institutional Buyers".*

Depositor:	Financial Asset Securities Corp.
Servicer:	Litton Loan Servicing LP (transfer of servicing to be completed in [ ] as described in the Prospectus Supplement).
Underwriter:	Greenwich Capital Markets, Inc. ("***RBS Greenwich Capital***").
Co-Manager:	Wachovia Capital Markets, LLC
Trustee and Custodian:	Deutsche Bank National Trust Company.
Originator:	Fremont Investment & Loan ("***Fremont***").
Certificates:	The Class I-A1 and Class I-A2 Certificates (the "***Group I Certificates***"), the Class II-A1, Class II-A2 and Class II-A3 Certificates (the "***Group II Certificates***"; and together with the Group I Certificates, the "***Senior Certificates***"), the Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7, Class M-8 and Class M-9 Certificates (together, the "***Class M Certificates***") and the Class B-1, Class B-2 and Class B-3 Certificates (the "***Class B Certificates***"; and together, with the Class M Certificates the "***Subordinate Certificates***"). The Senior Certificates and the Class M-7, Class M-8, Class M-9 and Class B Certificates are referred to herein as the "***Offered Certificates.***" The Class M-7, Class M-8, Class M-9 and Class B Certificates will be offered privately pursuant to Rule 144A of the Securities Act of 1933 to "Qualified Institutional Buyers".
Federal Tax Status:	The Offered Certificates will represent ownership of REMIC regular interests for federal tax purposes.
Registration:	The Offered Certificates will be available in book-entry form through DTC and, upon request, through Clearstream, Luxembourg and the Euroclear System.
Statistical Cut-off Date:	The close of business on February 1, 2005.
Cut-off Date:	For each Mortgage Loan in the mortgage pool on the Closing Date, the close of business on March 1, 2005. For each Mortgage Loan subsequently acquired by the trust with funds from the Pre-Funding Account, the later of the (i) origination date of the Mortgage Loan or (ii) the first day of the month in which such Mortgage Loan was acquired.
Expected Pricing Date:	On or about February [25], 2005.
Expected Closing Date:	On or about March 29, 2005.
Distribution Date:	The 25th day of each month (or if not a business day, the next succeeding business day) commencing in April 2005.
Accrued Interest:	The price to be paid by investors for the Offered Certificates will not include accrued interest (settling flat).

Interest Accrual Period: The interest accrual period for each Distribution Date will be the period beginning with the previous Distribution Date (or, in the case of the first Distribution Date, the Closing Date) and ending on the day prior to such Distribution Date (on an actual/360 basis).

ERISA Eligibility: After the end of the Pre-funding Period, the Class M-7, Class M-8 and Class M-9 Certificates are expected to be ERISA eligible, provided that certain conditions are satisfied (as described in the prospectus supplement). The Class B Certificates are **not** expected to be ERISA eligible.

SMMEA Eligibility: None of the Offered Certificates are expected to constitute "mortgage related securities" for purposes of SMMEA.

Optional Termination: The terms of the transaction allow for an optional call of the Mortgage Loans and the retirement of the Offered Certificates (the "***Clean-up Call***"), which may be exercised once the aggregate principal balance of the Mortgage Loans is less than or equal to 10% the sum of (i) the aggregate principal balance of the Initial Mortgage Loans as of the Cut-off Date and (ii) the amounts on deposit in the Pre-Funding Account on Closing.

Pricing Prepayment Speed: The Offered Certificates will be priced based on the following collateral prepayment assumptions:

FRM Loans: 115% PPC (100% PPC: 4% - 20% CPR over 12 months, 20% thereafter)
ARM Loans: 100% PPC (100% PPC: 4% - 35% CPR over 24 months, 35% thereafter)

Initial Mortgage Loans: As of the Statistical Cut-off Date, the aggregate principal balance of the mortgage loans described herein was approximately $1,341,455,669 consisting of primarily first lien and second lien fixed rate and hybrid adjustable rate, conforming and non-conforming mortgage loans (the "***Initial Mortgage Loans***"). See attached collateral descriptions for more information.

The Mortgage Loans will be divided into the Group I Initial Mortgage Loans and Group II Initial Mortgage Loans.

As of the Statistical Cut-off Date, the "***Group I Initial Mortgage Loans***" consisted first lien and second lien, fixed rate and hybrid adjustable rate, conforming mortgage loans with an aggregate principal balance of approximately $857,810,228. Approximately 15.78% of the Group I Initial Mortgage Loans have fixed rates and approximately 84.22% of the Group I Initial Mortgage Loans have hybrid adjustable rates with an initial rate adjustment occurring approximately either two, three or five years following origination, and in each case following the initial fixed rate period adjust every six months thereafter.

As of the Statistical Cut-off Date, the "***Group II Initial Mortgage Loans***" consisted primarily of first and second lien, fixed rate and hybrid adjustable rate, conforming and non-conforming mortgage loans with an aggregate principal balance of approximately $483,645,441. Approximately 11.84% of the Group II Initial Mortgage Loans have fixed rates and approximately 88.16% of the Group II Initial Mortgage Loans have hybrid adjustable rates with an initial rate adjustment occurring approximately either two, three or five years following origination, and in each case following the initial fixed rate period adjust every six months thereafter.

Pre-Funding Account: An account (the "***Pre-Funding Account***") will be established on the Closing Date into which approximately $590,000,000 will be deposited, of which approximately (i) $377,282,713 will be used to purchase subsequent conforming mortgage loans (the "***Group I Subsequent Mortgage Loans***") and (ii) $212,717,287 will be used to purchase subsequent conforming and non-conforming adjustable-rate mortgage loans (the "***Group II Subsequent Mortgage Loans***"). The Group I Subsequent Mortgage Loans and the Group II Subsequent Mortgage Loans are collectively referred to herein as the "***Subsequent Mortgage Loans***". During the period from the Closing Date to and including June 24, 2005 (the "***Pre-Funding Period***"), the amounts on deposit in the Pre-Funding Account will be used to purchase Subsequent Mortgage Loans having similar characteristics to the related Initial Mortgage Loans (with any unused portion of such deposit amount to be distributed as a payment of principal of the related Offered Certificates on the Distribution Date immediately following such date). The Initial Mortgage Loans and the Subsequent Mortgage Loans are collectively referred to herein as the "***Mortgage Loans***".

Pass-Through Rate: The "***Pass-Through Rate***" for the Senior and Subordinate Certificates will be equal to the lesser of (i) the related Formula Rate and (ii) the Net WAC Rate.

Formula Rate: The "***Formula Rate***" for the Senior and Subordinate Certificates will be equal to the lesser of (i) the Base Rate for such Class and (ii) the Maximum Cap.

Base Rate: The "***Base Rate***" for the Senior and Subordinate Certificates is One Month LIBOR plus the related margin.

Net WAC Rate: The "***Net WAC Rate***" will be equal to the weighted average of the Adjusted Net Mortgage Rates of the Mortgage Loans, adjusted to an effective rate reflecting the accrual of interest on an actual /360 basis.

Maximum Cap: The "***Maximum Cap***" on each Class of Certificates will be the weighted average of the Adjusted Net Maximum Mortgage Rates of the Mortgage Loans, adjusted to an effective rate reflecting the accrual of interest on an actual/360 basis.

Adjusted Net Mortgage Rate:

The "***Adjusted Net Mortgage Rate***" for any Mortgage Loan will be equal to the mortgage rate for such Mortgage Loan less the sum of (i) the servicing fee rate and (ii) the trustee fee rate.

Adjusted Net Maximum Mortgage Rate:

The "***Adjusted Net Maximum Mortgage Rate***" for any Mortgage Loan will be equal to the maximum mortgage rate for such Mortgage Loan (or the mortgage rate for such Mortgage Loan, if such Mortgage Loan has a fixed rate) less the sum of (i) the servicing fee rate and (ii) the trustee fee rate.

Net WAC Rate Carryover Amount:

For any Distribution Date the "***Net WAC Rate Carryover Amount***" for any class of Offered Certificates is equal to the sum of (i) the excess of (a) the amount of interest that would have accrued on such Class based on the related Formula Rate over (b) the amount of interest accrued on such Class based on the Net WAC Rate and (ii) the unpaid portion of any Net WAC Rate Carryover Amount from the prior Distribution Date together with accrued interest on such unpaid portion at the related Formula Rate. Any Net WAC Rate Carryover Amount will be paid on such Distribution Date or future Distribution Dates to the extent of funds available.

Yield Maintenance Agreement:

On the Closing Date, the Trust will enter into the "***Yield Maintenance Agreement***" to make payments in respect of any Net WAC Rate Carryover Amounts on the Offered Certificates to the extent necessary on the Distribution Dates occurring from April 2005 to January 2008. On each such Distribution Date, the counterparty to the Yield Maintenance Agreement will be obligated to make a payment to the trust equal to the product of (a) the excess, if any, of (i) One Month LIBOR, subject to a maximum of 10.00% over (ii) the strike price for such Distribution Date specified on the Yield Maintenance Agreement Schedule herein, accrued during the related Interest Accrual Period for the Offered Certificates and (b) the notional balance for such Distribution Date specified on the Yield Maintenance Agreement Schedule herein and (c) the actual number of days in the related Interest Accrual Period divided by 360.

Credit Enhancement:

Consists of the following:
1) Excess Cashflow;
2) Overcollateralization Amount; and
3) Subordination

Excess Cashflow:

The ***"Excess Cashflow"*** for any Distribution Date will be equal to the available funds remaining after priorities 1) and 2) under "Priority of Distributions."

Overcollateralization Amount:

The "***Overcollateralization Amount***" is equal to the excess of (i) the sum of the aggregate principal balance of the Mortgage Loans and any remaining amounts in the Pre-Funding Account over (ii) the aggregate certificate principal balance of the Senior Certificates and Subordinate Certificates. On the Closing Date, the Overcollateralization Amount will be equal to approximately 0.50% of the sum of (i) aggregate principal balance of the Mortgage Loans as of the Cut-off Date and (ii) amounts in the Pre-funding Account as of the Cut-off Date. To the extent the Overcollateralization Amount is reduced below the Required Overcollateralization Target, Excess Cashflow will be directed to build the Overcollateralization Amount until the Required Overcollateralization Amount is reached.

Required Overcollateralization Target:

On any Distribution Date, the "***Required Overcollateralization Target***" is equal to:

(i) prior to the Stepdown Date, 0.50% of the sum of (i) the aggregate principal balance of the Mortgage Loans as of the Cut-off Date and (ii) the amounts on deposit in the Pre-Funding Account on the Closing Date, and

(ii) on or after the Stepdown Date, if no Trigger Event has occurred and is continuing, the greater of:
  (a) 1.00% of the current principal balance of the Mortgage Loans;
  (b) 0.50% of the sum of (i) the aggregate principal balance of the Mortgage Loans as of the Cut-off Date and (ii) the amounts on deposit in the Pre-Funding Account on the Closing Date (the "***OC Floor***"), and

(iii) during the occurrence and continuation of a Trigger Event, the Required Overcollateralization Target as of the previous Distribution Date.

Stepdown Date:

The earlier to occur of

(i) the Distribution Date on which the principal balance of the Senior Certificates has been reduced to zero and

(ii) the later to occur of
  (x) the Distribution Date occurring in April 2008 and
  (y) the first Distribution Date on which the Credit Enhancement Percentage with respect to the Senior Certificates is at least 47.50%.

Credit Enhancement Percentage:

The "***Credit Enhancement Percentage***" for a Distribution Date and any Certificate is equal to (i) the sum of (a) the aggregate principal balance of the Certificates subordinate to such Certificate and (b) the Overcollateralization Amount divided by (ii) the sum of (a) the aggregate principal balance of the Mortgage Loans and (b) the amounts on deposit in the Pre-Funding Account, if any.

	Initial Credit Enhancement Percentage	Target Credit Enhancement Percentage on or After Stepdown Date
Senior	23.75%	47.50%
M-1	18.15%	36.30%
M-2	14.00%	28.00%
M-3	12.05%	24.10%
M-4	10.25%	20.50%
M-5	8.15%	16.30%
M-6	6.50%	13.00%
M-7	5.15%	10.30%
M-8	3.90%	7.80%
M-9	2.90%	5.80%
B-1	2.25%	4.50%
B-2	1.25%	2.50%
B-3	0.50%	1.00%

Trigger Event:

A "***Trigger Event***" is in effect on any Distribution Date on or after the Stepdown Date, if either (i) the 60+ delinquency percentage exceeds [32.50]% of the current Credit Enhancement Percentage [of the Senior Certificates] or (ii) cumulative realized losses for the related Distribution Date as a percentage of the principal balance of the Mortgage Loans as of the Cut-off Date are greater than:

Distribution Date	Percentage
April 2008 – March 2009	[3.00]% for the first month plus an additional 1/12th of [1.50]% for each month thereafter
April 2009 – March 2010	[4.50]% for the first month plus an additional 1/12th of [1.25]% for each month thereafter
April 2010 – March 2011	[5.75]% for the first month plus an additional 1/12th of [0.75]% for each month thereafter
April 2011 and thereafter	[6.50]%

Group I Trigger Event:

A "***Group I Trigger Event***" is in effect on any Distribution Date if, before the 37th Distribution Date, the aggregate amount of Realized Losses incurred since the Cut-off Date through the last day of the related period (after giving effect to scheduled payments for such Distribution Date) divided by the sum of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date and the amounts on deposit in the Pre-funding Accounts as of the Closing Date exceeds [3.00]%, or if, on or after the 37th Distribution Date, a Trigger Event is in effect.

Realized Losses:

If a Mortgage Loan becomes a liquidated loan, the net liquidation proceeds relating thereto may be less than the principal balance on such Mortgage Loan. The amount of such insufficiency is a "***Realized Loss***." Realized Losses on the Mortgage Loans will, in effect, be absorbed first, by the Excess Cashflow and second by the reduction of the Overcollateralization Amount. Following the reduction of any Overcollateralization Amount to zero, all allocable Realized Losses will be applied in reverse sequential order, first to the Class B-3 Certificates, second to the Class B-2 Certificates, third to the Class B-1 Certificates, fourth to the Class M-9 Certificates, fifth to the Class M-8 Certificates, sixth to the Class M-7 Certificates, seventh to the M-6 Certificates, eighth to the Class M-5 Certificates, ninth, to the Class M-4 Certificates, tenth, to the Class M-3 Certificates, eleventh, to the Class M-2 Certificates, twelfth, to the Class M-1 Certificates and then, in the case of any remaining Realized Losses on the Group I Mortgage Loans, to the Class I-A2 Certificates. Realized Losses will not be allocated to any of the Class A Certificates (except for the Class I-A2 Certificates to the limited extent described above).

Priority of Distributions:

Available funds from the Mortgage Loans will be distributed as follows:

1) Interest funds as follows: first to pay servicing fees and trustee fees, second monthly interest plus any previously unpaid interest to the Senior Certificates, generally from the related loan group, third monthly interest to the Class M-1 Certificates, fourth monthly interest to the Class M-2 Certificates, fifth monthly interest to the Class M-3 Certificates, sixth monthly interest to the Class M-4 Certificates, seventh monthly interest to the Class M-5 Certificates, eighth monthly interest to the Class M-6 Certificates, ninth monthly interest to the M-7 Certificates, tenth monthly interest to the Class M-8 Certificates, eleventh, monthly interest to the Class M-9 Certificates, twelfth, monthly interest to the Class B-1 Certificates, thirteenth, monthly interest to the Class B-2 Certificates, and fourteenth, monthly interest to the Class B-3 Certificates. In certain limited circumstances described in the prospectus supplement, interest funds will be distributed to the Senior Certificates from the unrelated loan group, to the extent not received from the related loan group.

2) Principal funds, as follows: in each case as described under "Principal Paydown", first monthly principal to the Senior Certificates, generally from the related loan group, second monthly principal to the Class M-1 Certificates, third monthly principal to the Class M-2 Certificates, fourth monthly principal to the Class M-3 Certificates, fifth monthly principal to the Class M-4 Certificates, sixth monthly principal to the Class M-5 Certificates, seventh monthly principal to the Class M-6 Certificates, eighth monthly principal to the Class M-7 Certificates, ninth monthly principal to the M-8 Certificates, tenth monthly principal to the Class M-9 Certificates, eleventh, monthly principal to the Class B-1 Certificates, twelfth, monthly principal to the Class B-2 Certificates, and thirteenth, monthly principal to the Class B-3 Certificates.
3) Excess Cashflow as follows: first, as principal to the certificates to build the Overcollateralization Amount in the order of priority described under "Principal Paydown" below, second, any previously unpaid interest to the Class M-1 Certificates, then any unpaid applied Realized Loss amount to the Class M-1 Certificates, then any previously unpaid interest to the Class M-2 Certificates, then any unpaid applied Realized Loss amount to the Class M-2 Certificates, then any previously unpaid interest to the Class M-3 Certificates, then any unpaid applied Realized Loss amount to the Class M-3 Certificates, then any previously unpaid interest to the Class M-4 Certificates, then any unpaid applied Realized Loss amount to the Class M-4 Certificates, then any previously unpaid interest to the Class M-5 Certificates, then any unpaid applied Realized Loss amount to the Class M-5 Certificates, then any previously unpaid interest to the Class M-6 Certificates, then any unpaid applied Realized Loss amount to the Class M-6 Certificates, then any previously unpaid interest to the Class M-7 Certificates, then any unpaid applied Realized Loss amount to the Class M-7 Certificates, then any previously unpaid interest to the Class M-8 Certificates, then any unpaid applied Realized Loss amount to the Class M-8 Certificates, then any previously unpaid interest to the Class M-9 Certificates, then any unpaid applied Realized Loss amount to the Class M-9 Certificates, then any previously unpaid interest to the Class B-1 Certificates, then any unpaid applied Realized Loss amount to the Class B-1 Certificates, then any previously unpaid interest to the Class B-2 Certificates, then any unpaid applied Realized Loss amount to the Class B-2 Certificates, then any previously unpaid interest to the Class B-3 Certificates and then any unpaid applied Realized Loss amount to the Class B-3 Certificates.
4) Any proceeds from the Yield Maintenance Agreement will be distributed to pay any related Net WAC Rate Carryover Amount with respect to the Certificates *pro rata* based on aggregate certificate principal balance.
5) To the extent available, any remaining Excess Cashflow to pay any Net WAC Rate Carryover Amount, first to the Senior Certificates, *pro rata,* then to the Class M-1 Certificates, then to the Class M-2 Certificates, then to the Class M-3 Certificates, then to the Class M-4 Certificates, then to the Class M-5 Certificates, then to the Class M-6 Certificates, then to the Class M-7 Certificates, then to Class M-8 Certificates, then to Class M-9 Certificates, then to the Class B-1 Certificates, then to the Class B-2 Certificates, and then to the Class B-3 Certificates.
6) Any remaining Excess Cashflow to the holders of the non-offered classes of certificates as described in the pooling agreement.

Principal Paydown:

Principal allocated to the Group I Certificates will be distributed on a *pro rata* basis to the Class I-A1 and Class I-A2 Certificates until the aggregate principal balance thereof has been reduced to zero, *with the exception that,* if a Group I Trigger Event is in effect, principal distribution will be allocated to the Class I-A1 and Class I-A2 Certificates, in that order, until the aggregate principal balance thereof has been reduced to zero.

Principal allocated to the Group II Certificates will be distributed sequentially to the Class II-A1, Class II-A2 and Class II-A3 Certificates in that order until the aggregate principal balance thereof has been reduced to zero. In certain limited circumstances described in the prospectus supplement, principal will be distributed to the Senior Certificates from the unrelated loan group, to the extent not received from the related loan group.

1) Prior to the Stepdown Date or if a Trigger Event is in effect, 100% of principal will be paid to the Senior Certificates, generally based on the principal collected in the related loan group, provided, however if the Senior Certificates have been retired, principal will be applied sequentially in the following order of priority, in each case until the respective certificates have been retired: first, to the Class M-1 Certificates, second, to the Class M-2 Certificates, third, to the Class M-3 Certificates, fourth, to the Class M-4 Certificates, fifth, to the Class M-5 Certificates, sixth, to the Class M-6 Certificates, seventh, to the Class M-7 Certificates, eighth, to the Class M-8 Certificates, ninth, to the Class M-9 Certificates, tenth, to the Class B-1 Certificates, eleventh, to the Class B-2 Certificates and twelfth, to the Class B-3 Certificates.

2) On or after the Stepdown Date and if a Trigger Event is not in effect, the Offered Certificates will be entitled to receive payments of principal in the following order of priority: first, to the Senior Certificates, generally based on the principal collected in the related loan group, such that the Senior Certificates will have at least 47.50% credit enhancement, second, to the Class M-1 Certificates such that the Class M-1 Certificates will have at least 36.30% credit enhancement, third, to the Class M-2 Certificates such that the Class M-2 Certificates will have at least 28.00% credit enhancement, fourth, to the Class M-3 Certificates such that the Class M-3 Certificates will have at least 24.10% credit enhancement, fifth, to the Class M-4 Certificates such that the Class M-4 Certificates will have at least 20.50% credit enhancement, sixth, to the Class M-5 Certificates such that the Class M-5 Certificates will have at least 16.30% credit enhancement, seventh, to the Class M-6 Certificates such that the Class M-6 Certificates will have at least 13.00% credit enhancement, eighth, to the Class M-7 Certificates such that the Class M-7 Certificates will have at least 10.30% credit enhancement, ninth, to the Class M-8 Certificates such that the Class M-8 Certificates will have at least 7.80% credit enhancement, tenth, to the Class M-9 Certificates such that the Class M-9 Certificates will have at least 5.80% credit enhancement, tenth, to the Class B-1 Certificates such that the Class B-1 Certificates will have at least 4.50% credit enhancement, eleventh, to the Class B-2 Certificates such that the Class B-2 Certificates will have at least 2.50% credit enhancement, and twelfth, to the Class B-3 Certificates such that the Class B-3 Certificates will have at least 1.00% credit enhancement (subject, in each case, to any overcollateralization floors).

COMPUTATIONAL MATERIALS DISCLAIMER

The attached tables and other statistical analyses (the "Computational Materials") are privileged and intended for use by the addressee only. These Computational Materials have been prepared by Greenwich Capital Markets, Inc. in reliance upon information furnished by the issuer of the securities and its affiliates. These Computational Materials are furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be reflected therein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayments assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither Greenwich Capital Markets, Inc. nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

Although a registration statement (including the Prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification of such securities under the securities laws of any such state. Prospective purchasers are referred to the final prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials and any matter discussed in this communication. Once available, a final prospectus and prospectus supplement may be obtained by contacting the Greenwich Capital Markets, Inc. Trading Desk at (203) 625-6160.

Please be advised that the securities described herein may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayment, yield curve and interest rate risks. Investors should make every effort to consider the risks of these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

Yield Maintenance Agreement Schedule

Period	Notional Amount ($)	Cap Strike (%)	Cap Ceiling (%)
1	N/A	N/A	N/A
2	1,912,954,914	4.634830	10.000000
3	1,902,499,581	6.479970	10.000000
4	1,887,305,070	6.695640	10.000000
5	1,869,823,398	6.479300	10.000000
6	1,850,083,442	6.478910	10.000000
7	1,828,122,564	6.694420	10.000000
8	1,803,986,608	6.478000	10.000000
9	1,777,729,828	6.693410	10.000000
10	1,749,414,773	6.476940	10.000000
11	1,719,114,305	6.476350	10.000000
12	1,687,200,969	7.169680	10.000000
13	1,653,745,883	6.475420	10.000000
14	1,618,826,525	6.690930	10.000000
15	1,582,655,916	6.474910	10.000000
16	1,545,316,692	6.690720	10.000000
17	1,506,896,385	6.475020	10.000000
18	1,467,487,025	6.475310	10.000000
19	1,427,184,710	6.691630	10.000000
20	1,386,089,142	6.476400	10.000000
21	1,344,303,138	6.693120	10.000000
22	1,301,932,314	6.498110	10.000000
23	1,259,119,390	8.064760	10.000000
24	1,217,273,989	8.925230	10.000000
25	1,176,272,904	8.059020	10.000000
26	1,136,114,943	9.120030	10.000000
27	1,097,427,718	8.822510	10.000000
28	1,060,066,883	9.123270	10.000000
29	1,023,987,417	9.597650	10.000000
30	989,220,506	9.592610	10.000000
31	955,641,691	9.907120	10.000000
32	923,209,896	9.961970	10.000000
33	891,910,787	10.288120	10.000000
34	861,679,148	9.971060	10.000000
35 and thereafter	0	0.00000	0.000000

Effective Net WAC Cap Schedule

Period	Effective Net WAC Cap Schedule [1]	Period	Effective Net WAC Cap Schedule [1]
1	5.16	31	10.00
2	10.00	32	10.00
3	10.00	33	10.29
4	10.00	34	10.00
5	10.00	35	10.78
6	10.00	36	11.51
7	10.00	37	10.76
8	10.00	38	11.53
9	10.00	39	11.15
10	10.00	40	11.52
11	10.00	41	11.67
12	10.00	42	11.66
13	10.00	43	12.04
14	10.00	44	11.89
15	10.00	45	12.27
16	10.00	46	11.87
17	10.00	47	11.89
18	10.00	48	13.15
19	10.00	49	11.86
20	10.00	50	12.26
21	10.00	51	11.85
22	10.00	52	12.24
23	10.00	53	11.85
24	10.00	54	11.84
25	10.00	55	12.22
26	10.00	56	11.82
27	10.00	57	12.20
28	10.00	58	11.80
29	10.00	59	11.80
30	10.00	60	13.05

(Continued on next page)

(1) The Effective Net WAC Cap Schedule is calculated assuming that the current rate for all indices is 20.00% after the first Distribution Date and is run at the pricing speed of 115% FRM PPC and 100% ARM PPC to the Clean-up Call Date (Actual/360 basis). Includes proceeds from the Yield Maintenance Agreement.

Effective Net WAC Cap Schedule

Period	Effective Net WAC Cap Schedule (1)	Period	Effective Net WAC Cap Schedule (1)
61	11.77	71	11.66
62	12.16	72	12.90
63	11.75	73	11.64
64	12.14	74	12.01
65	11.74	75	11.61
66	11.72	76	11.99
67	12.10	77	11.59
68	11.70	78	11.57
69	12.07	79	11.94
70	11.67		

(1) The Effective Net WAC Cap Schedule is calculated assuming that the current rate for all indices is 20.00% after the first Distribution Date and is run at the pricing speed of 115% FRM PPC and 100% ARM PPC to the Clean-up Call Date (Actual/ 360 basis). Includes proceeds from the Yield Maintenance Agreement.

Breakeven Losses

Class	M-7	M-8	M-9	B-1	B-2	B-3
Rating (M/S/F)	Baa1/BBB+/BBB+	Baa2/BBB/BBB	Baa3/BBB-/BBB-	Ba1/BB+/BB+	Ba2/BB/BB	NR/BB/NR
Loss Severity	30%	30%	30%	30%	30%	30%
Default	15.84 CDR	13.87 CDR	12.26 CDR	11.17 CDR	9.73 CDR	8.03 CDR
Collateral Loss	11.26%	10.19%	9.26%	8.60%	7.69%	6.55%
Loss Severity	40%	40%	40%	40%	40%	40%
Default	11.67 CDR	10.30 CDR	9.14 CDR	8.37 CDR	7.34 CDR	6.06 CDR
Collateral Loss	11.88%	10.74%	9.73%	9.04%	8.09%	6.84%
Loss Severity	50%	50%	50%	50%	50%	50%
Default	9.24 CDR	8.19 CDR	7.29 CDR	6.69 CDR	5.89 CDR	4.86 CDR
Collateral Loss	12.28%	11.10%	10.05%	9.33%	8.34%	7.02%

Assumptions:

1) Run at the Pricing Speed to Maturity
2) Forward LIBOR
3) Triggers are failing
4) 12 month liquidation lag
5) "Break" is the CDR that creates the first dollar of principal loss on the related bond
6) Defaults are in addition to prepayments

Weighted Average Life Tables

Class M-7 Certificates to Clean-up Call Date

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.26	5.24	4.55	4.02	3.68
MDUR (yr)	5.39	4.61	4.07	3.64	3.36
First Prin Pay	40	37	37	38	39
Last Prin Pay	111	92	78	66	56

Class M-7 Certificates to Maturity

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.67	5.58	4.84	4.26	3.89
MDUR (yr)	5.67	4.86	4.29	3.83	3.53
First Prin Pay	40	37	37	38	39
Last Prin Pay	152	126	107	91	77

Class M-8 Certificates to Clean-up Call Date

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.26	5.24	4.55	4.02	3.65
MDUR (yr)	5.37	4.60	4.06	3.63	3.33
First Prin Pay	40	37	37	38	38
Last Prin Pay	111	92	78	66	56

Class M-8 Certificates to Maturity

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.58	5.50	4.78	4.21	3.81
MDUR (yr)	5.59	4.79	4.23	3.78	3.45
First Prin Pay	40	37	37	38	38
Last Prin Pay	142	118	100	84	71

Weighted Average Life Tables

Class M-9 Certificates to Clean-up Call Date

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.26	5.24	4.55	3.99	3.64
MDUR (yr)	5.24	4.50	3.98	3.55	3.27
First Prin Pay	40	37	37	37	38
Last Prin Pay	111	92	78	66	56

Class M-9 Certificates to Maturity

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.44	5.39	4.68	4.10	3.73
MDUR (yr)	5.36	4.61	4.08	3.63	3.34
First Prin Pay	40	37	37	37	38
Last Prin Pay	130	108	92	77	65

Class B-1 Certificates to Clean-up Call Date

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.24	5.23	4.54	3.98	3.61
MDUR (yr)	5.00	4.32	3.84	3.43	3.15
First Prin Pay	40	37	37	37	37
Last Prin Pay	111	92	78	66	56

Class B-1 Certificates to Maturity

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.27	5.25	4.56	4.00	3.62
MDUR (yr)	5.02	4.33	3.85	3.44	3.16
First Prin Pay	40	37	37	37	37
Last Prin Pay	117	97	83	70	59

Weighted Average Life Tables

Class B-2 Certificates to Clean-up Call Date

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	5.91	4.96	4.32	3.80	3.44
MDUR (yr)	4.80	4.14	3.68	3.30	3.02
First Prin Pay	40	37	37	37	37
Last Prin Pay	106	88	75	63	54

Class B-2 Certificates to Maturity

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	5.91	4.96	4.32	3.80	3.44
MDUR (yr)	4.80	4.14	3.68	3.30	3.02
First Prin Pay	40	37	37	37	37
Last Prin Pay	106	88	75	63	54

Class B-3 Certificates to Clean-up Call Date

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	4.76	4.02	3.57	3.26	3.11
MDUR (yr)	4.02	3.47	3.13	2.88	2.76
First Prin Pay	40	37	37	37	37
Last Prin Pay	80	67	57	49	42

Class B-3 Certificates to Maturity

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	4.76	4.02	3.57	3.26	3.11
MDUR (yr)	4.02	3.47	3.13	2.88	2.76
First Prin Pay	40	37	37	37	37
Last Prin Pay	80	67	57	49	42

Excess Spread

Period	FWD 1 Month LIBOR (%)	FWD 6 Month LIBOR (%)	Excess Spread Under STATIC LIBOR (%)(1,2,3)	Excess Spread Under FORWARD LIBOR (%) (1,2)	Period	FWD 1 Month LIBOR (%)	FWD 6 Month LIBOR (%)	Excess Spread Under STATIC LIBOR (%)(1,2,3)	Excess Spread Under FORWARD LIBOR (%) (1,2)
1	2.59900	3.08900	1.97	1.97	41	4.43600	4.51600	5.86	5.11
2	2.87500	3.24600	1.68	1.41	42	4.45000	4.53200	5.86	5.10
3	3.05600	3.36900	3.61	3.14	43	4.46500	4.54900	5.96	5.25
4	3.16000	3.47100	3.71	3.15	44	4.48000	4.56700	5.87	5.11
5	3.30100	3.56900	3.61	2.89	45	4.49600	4.58500	5.97	5.25
6	3.42500	3.65400	3.60	2.76	46	4.51400	4.60400	5.86	5.07
7	3.52900	3.72700	3.70	2.78	47	4.53200	4.62100	5.86	5.11
8	3.59900	3.79000	3.60	2.58	48	4.55100	4.63800	6.17	5.59
9	3.66100	3.84800	3.69	2.64	49	4.57000	4.65400	5.86	5.06
10	3.73700	3.90100	3.59	2.43	50	4.58700	4.66800	5.96	5.24
11	3.80500	3.94500	3.59	2.36	51	4.60300	4.68100	5.86	5.06
12	3.85400	3.98100	3.88	2.72	52	4.61800	4.69300	5.96	5.21
13	3.90400	4.01300	3.58	2.25	53	4.63100	4.70300	5.86	5.07
14	3.94300	4.04300	3.67	2.35	54	4.64300	4.71100	5.86	5.05
15	3.96900	4.07100	3.56	2.18	55	4.65400	4.71800	5.96	5.21
16	3.99700	4.09700	3.66	2.29	56	4.66300	4.72500	5.86	5.04
17	4.02100	4.12000	3.55	2.12	57	4.67100	4.73200	5.96	5.20
18	4.04600	4.13700	3.55	2.09	58	4.67700	4.74100	5.87	5.03
19	4.07800	4.14400	3.64	2.19	59	4.68200	4.75100	5.88	5.06
20	4.10600	4.14800	3.53	2.02	60	4.68400	4.76300	6.18	5.57
21	4.12400	4.15300	3.63	2.14	61	4.69200	4.77600	5.88	5.05
22	4.13600	4.15900	3.54	2.00	62	4.70700	4.79100	5.99	5.23
23	4.11700	4.16900	5.03	3.59	63	4.72200	4.80500	5.89	5.04
24	4.09000	4.18700	5.33	4.07	64	4.73600	4.81900	5.99	5.20
25	4.10000	4.21400	5.01	3.59	65	4.75100	4.83300	5.89	5.06
26	4.13200	4.24400	5.83	4.49	66	4.76500	4.84700	5.89	5.05
27	4.16400	4.27300	5.71	4.29	67	4.77800	4.86000	5.99	5.20
28	4.19400	4.29900	5.81	4.41	68	4.79200	4.87300	5.89	5.04
29	4.22300	4.32400	5.77	4.78	69	4.80500	4.88600	6.00	5.20
30	4.25000	4.34600	5.76	4.74	70	4.81800	4.89900	5.90	5.02
31	4.27600	4.36600	5.85	4.86	71	4.83100	4.91100	5.90	5.05
32	4.29900	4.38400	5.76	4.95	72	4.84300	4.92300	6.20	5.55
33	4.32100	4.40100	5.85	5.07	73	4.85500	4.93500	5.90	5.03
34	4.33900	4.41600	5.74	4.89	74	4.86700	4.94600	6.01	5.21
35	4.35600	4.43000	5.78	5.01	75	4.87900	4.95800	5.91	5.03
36	4.36900	4.44300	5.98	5.31	76	4.89000	4.96800	6.01	5.19
37	4.38200	4.45700	5.74	4.94	77	4.90100	4.97900	5.92	5.04
38	4.39500	4.47100	5.94	5.23	78	4.91200	4.98900	5.92	5.03
39	4.40800	4.48500	5.84	5.06					
40	4.42200	4.50000	5.95	5.22					

(1) Assumes the Pricing Prepayment Speed to the Optional Termination.

(2) Calculated as (a) interest collections on the collateral (net of the trust administrations, master servicing, servicing fees), less total interest on the Offered Certificates divided by (b) collateral balance as of the beginning period.

Assumes 1mLIBOR stays at 2.599% and 6mLIBOR stays at 3.089%

Mortgage Loans
As of the Statistical Cut-off Date

		Minimum	Maximum
Scheduled Principal Balance	$1,341,455,669	$4,296	$1,000,000
Average Scheduled Principal Balance	$188,513		
Number of Mortgage Loans	7,116		
Weighted Average Gross Coupon	7.192%	4.990%	14.250%
Weighted Average FICO Score	618	500	813
Weighted Average Combined Original LTV	81.18%	15.87%	100.00%
Weighted Average Original Term	358 months	60 months	360 months
Weighted Average Stated Remaining Term	356 months	56 months	359 months
Weighted Average Seasoning	2 months	1 months	8 months
Weighted Average Gross Margin	6.923%	5.940%	6.990%
Weighted Average Minimum Interest Rate	7.063%	4.990%	12.200%
Weighted Average Maximum Interest Rate	14.061%	11.990%	19.200%
Weighted Average Initial Rate Cap	3.000%	3.000%	3.000%
Weighted Average Subsequent Rate Cap	1.500%	1.500%	1.500%
Weighted Average Months to Roll	23 months	16 months	58 months
Maturity Date		Nov 1 2009	Feb 1 2035
Maximum Zip Code Concentration	0.35%	11236	

ARM	85.64%	Easy Documentation	1.52%
Fixed Rate	14.36%	Full Documentation	63.26%
		Stated Documentation	35.22%
2/28 6 MO LIBOR	64.16%		
2/28 6 MO LIBOR IO	17.20%	Cash Out Refinance	50.89%
3/27 6 MO LIBOR	1.85%	Home Improvement	1.93%
3/27 6 MO LIBOR IO	1.41%	Purchase	46.08%
5/25 6 MO LIBOR	1.01%	Rate/Term Refinance	1.10%
5/25 IO	0.01%		
Fixed Rate	14.36%	Condominium	5.68%
		Single Family	81.33%
Interest Only	18.62%	Two-Four Family	12.99%
Not Interest Only	81.38%		
		Non-owner	7.17%
Prepay Penalty: N/A	17.65%	Primary	91.82%
Prepay Penalty: 12 months	14.68%	Second Home	1.01%
Prepay Penalty: 24 months	58.76%		
Prepay Penalty: 30 months	0.03%	Top 5 States:	
Prepay Penalty: 36 months	8.88%	California	31.71%
		New York	11.31%
First Lien	95.57%	Florida	8.55%
Second Lien	4.43%	New Jersey	7.15%
		Maryland	5.05%

Current Principal Balance	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
0.01 - 50,000.00	908	22,893,524.49	1.71%	10.588	297	98.03	629
50,000.01 - 100,000.00	1,040	79,129,207.45	5.90%	8.757	354	85.55	613
100,000.01 - 150,000.00	1,352	167,574,940.79	12.49%	7.715	356	80.92	605
150,000.01 - 200,000.00	1,136	198,869,285.00	14.82%	7.223	356	79.32	607
200,000.01 - 250,000.00	804	181,068,333.71	13.50%	7.135	357	79.31	609
250,000.01 - 300,000.00	549	150,847,357.83	11.25%	7.043	357	79.85	609
300,000.01 - 350,000.00	455	147,386,543.46	10.99%	6.776	357	80.53	622
350,000.01 - 400,000.00	334	124,995,114.62	9.32%	6.833	358	81.89	626
400,000.01 - 450,000.00	219	93,134,124.41	6.94%	6.721	358	81.87	631
450,000.01 - 500,000.00	142	67,712,480.69	5.05%	6.627	358	80.97	635
500,000.01 - 550,000.00	56	29,269,697.38	2.18%	6.414	358	81.81	654
550,000.01 - 600,000.00	52	29,887,017.47	2.23%	6.609	358	80.23	636
600,000.01 - 650,000.00	28	17,485,923.60	1.30%	6.517	358	84.24	649
650,000.01 - 700,000.00	13	8,744,747.11	0.65%	6.672	358	87.34	654
700,000.01 - 750,000.00	12	8,865,614.74	0.66%	6.443	358	84.02	660
750,000.01 - 800,000.00	6	4,690,686.67	0.35%	6.463	358	85.28	650
800,000.01 - 850,000.00	6	5,054,016.53	0.38%	6.812	357	87.20	633
850,000.01 - 900,000.00	1	880,000.00	0.07%	6.000	358	80.00	641
950,000.01 - 1,000,000.00	3	2,967,053.47	0.22%	5.731	358	81.97	663
Total	**7,116**	**1,341,455,669.42**	**100.00%**	**7.192**	**356**	**81.18**	**618**

Current Gross Rate	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
4.500 - 4.999	25	7,330,901.50	0.55%	4.990	358	75.08	682
5.000 - 5.499	122	39,120,814.76	2.92%	5.288	358	79.82	670
5.500 - 5.999	650	186,035,098.64	13.87%	5.822	357	79.42	654
6.000 - 6.499	686	185,220,477.35	13.81%	6.271	357	79.70	640
6.500 - 6.999	1,253	302,907,705.40	22.58%	6.762	357	80.91	625
7.000 - 7.499	800	166,156,041.40	12.39%	7.252	357	82.40	610
7.500 - 7.999	957	188,637,479.55	14.06%	7.742	357	82.40	591
8.000 - 8.499	509	86,648,957.28	6.46%	8.236	357	82.51	581
8.500 - 8.999	540	70,981,027.59	5.29%	8.718	356	82.73	585
9.000 - 9.499	233	25,044,177.49	1.87%	9.230	354	79.34	581
9.500 - 9.999	261	26,967,294.51	2.01%	9.778	352	79.32	572
10.000 -10.499	157	12,104,021.97	0.90%	10.236	353	81.03	580
10.500 -10.999	318	21,662,609.45	1.61%	10.750	345	83.60	582
11.000 -11.499	221	10,909,765.35	0.81%	11.151	330	90.75	612
11.500 -11.999	182	7,278,283.12	0.54%	11.687	315	83.21	581
12.000 -12.499	119	2,020,006.61	0.15%	12.179	223	82.85	586
12.500 -12.999	67	2,238,412.33	0.17%	12.558	308	98.84	625
13.000 -13.499	14	158,955.55	0.01%	13.180	114	91.14	583
13.500 -13.999	1	21,187.10	0.00%	13.750	178	85.00	553
14.000 -14.499	1	12,452.47	0.00%	14.250	118	85.00	587
Total	**7,116**	**1,341,455,669.42**	**100.00%**	**7.192**	**356**	**81.18**	**618**

FICO	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
500-524	479	91,181,974.25	6.80%	8.615	357	71.97	512
525-549	516	99,553,676.16	7.42%	8.127	357	73.69	536
550-574	754	131,993,632.45	9.84%	7.597	355	80.59	561
575-599	1,171	186,166,017.41	13.88%	7.326	355	81.54	588
600-624	1,186	218,308,282.88	16.27%	6.979	356	82.58	612
625-649	1,139	221,958,236.38	16.55%	6.881	356	82.41	637
650-674	839	174,666,562.15	13.02%	6.730	355	83.22	661
675-699	483	98,201,276.21	7.32%	6.757	356	84.07	686
700+	548	119,190,095.69	8.89%	6.664	356	84.31	732
None	1	235,915.84	0.02%	11.000	358	80.00	0
Total	**7,116**	**1,341,455,669.42**	**100.00%**	**7.192**	**356**	**81.18**	**618**

Combined Original LTV	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
0.01- 49.99	138	22,724,124.08	1.69%	7.460	354	41.46	590
50.00- 54.99	90	16,621,256.56	1.24%	7.698	353	52.66	579
55.00- 59.99	90	17,491,971.32	1.30%	7.445	354	57.89	586
60.00- 64.99	164	34,723,867.25	2.59%	7.638	355	62.50	578
65.00- 69.99	244	54,623,847.99	4.07%	7.608	357	67.07	582
70.00- 74.99	325	70,694,485.87	5.27%	7.662	357	71.65	581
75.00- 79.99	484	112,276,867.98	8.37%	7.231	356	76.93	593
80.00	2,175	500,987,375.80	37.35%	6.694	357	80.00	630
80.01- 84.99	109	29,509,783.59	2.20%	6.700	357	83.27	609
85.00- 89.99	523	110,929,430.10	8.27%	6.944	357	86.05	610
90.00- 94.99	1,230	252,417,557.34	18.82%	7.148	357	90.15	622
95.00- 99.99	416	33,296,865.85	2.48%	8.048	339	95.39	650
100.00	1,128	85,158,235.69	6.35%	9.303	347	100.00	658
Total	**7,116**	**1,341,455,669.42**	**100.00%**	**7.192**	**356**	**81.18**	**618**

Original Term (months)	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
60	23	220,104.87	0.02%	11.782	58	94.01	621
120	239	2,645,078.65	0.20%	11.767	118	95.42	610
180	134	5,535,501.02	0.41%	8.642	178	80.30	621
240	158	6,990,721.39	0.52%	9.342	238	90.73	643
300	2	337,586.44	0.03%	7.088	298	64.56	589
360	6,560	1,325,726,677.05	98.83%	7.165	358	81.10	618
Total	**7,116**	**1,341,455,669.42**	**100.00%**	**7.192**	**356**	**81.18**	**618**

Stated Remaining Term (months)	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
1- 60	23	220,104.87	0.02%	11.782	58	94.01	621
61-120	239	2,645,078.65	0.20%	11.767	118	95.42	610
121-180	134	5,535,501.02	0.41%	8.642	178	80.30	621
181-240	158	6,990,721.39	0.52%	9.342	238	90.73	643
241-300	2	337,586.44	0.03%	7.088	298	64.56	589
301-360	6,560	1,325,726,677.05	98.83%	7.165	358	81.10	618
Total	**7,116**	**1,341,455,669.42**	**100.00%**	**7.192**	**356**	**81.18**	**618**

Debt Ratio	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
0.01 -20.00	182	35,102,054.99	2.62%	7.132	355	81.58	625
20.01 -25.00	208	35,570,677.04	2.65%	7.214	356	80.52	617
25.01 -30.00	333	56,468,347.80	4.21%	7.253	355	79.38	612
30.01 -35.00	641	108,041,990.71	8.05%	7.220	355	80.02	616
35.01 -40.00	1,027	179,218,274.55	13.36%	7.207	355	80.60	621
40.01 -45.00	1,493	284,439,636.03	21.20%	7.198	355	81.74	623
45.01 -50.00	2,505	491,129,205.78	36.61%	7.092	356	82.96	624
50.01 -55.00	720	150,249,132.66	11.20%	7.457	356	76.56	583
55.01 -60.00	5	872,822.47	0.07%	7.222	358	76.97	609
60.01+	2	363,527.39	0.03%	7.192	358	78.29	728
Total	**7,116**	**1,341,455,669.42**	**100.00%**	**7.192**	**356**	**81.18**	**618**

FRM/ARM	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
ARM	5,157	1,148,820,677.61	85.64%	7.061	358	80.73	614
Fixed Rate	1,959	192,634,991.81	14.36%	7.977	345	83.85	640
Total	**7,116**	**1,341,455,669.42**	**100.00%**	**7.192**	**356**	**81.18**	**618**

Product	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
2/28 6 MO LIBOR	4,114	860,659,255.75	64.16%	7.329	358	80.47	606
2/28 6 MO LIBOR IO	813	230,665,470.92	17.20%	6.171	358	81.86	640
3/27 6 MO LIBOR	110	24,844,979.19	1.85%	7.000	358	80.50	617
3/27 6 MO LIBOR IO	62	18,885,487.77	1.41%	6.117	358	79.06	654
5/25 6 MO LIBOR	57	13,590,383.98	1.01%	6.629	358	80.32	646
5/25 IO	1	175,100.00	0.01%	6.500	358	85.00	608
Fixed Rate	1,959	192,634,991.81	14.36%	7.977	345	83.85	640
Total	**7,116**	**1,341,455,669.42**	**100.00%**	**7.192**	**356**	**81.18**	**618**

Interest Only	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Interest Only	876	249,726,058.69	18.62%	6.167	358	81.65	641
Not Interest Only	6,240	1,091,729,610.73	81.38%	7.427	355	81.07	612
Total	**7,116**	**1,341,455,669.42**	**100.00%**	**7.192**	**356**	**81.18**	**618**

Prepayment Penalty Original Term (months)	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Prepay Penalty: N/A	1,446	236,795,577.53	17.65%	7.506	355	82.39	617
Prepay Penalty: 12 months	907	196,939,126.60	14.68%	7.256	356	81.16	625
Prepay Penalty: 24 months	4,112	788,216,101.63	58.76%	7.124	357	81.29	614
Prepay Penalty: 30 months	2	339,530.24	0.03%	7.788	357	80.00	579
Prepay Penalty: 36 months	649	119,165,333.42	8.88%	6.913	352	78.05	629
Total	**7,116**	**1,341,455,669.42**	**100.00%**	**7.192**	**356**	**81.18**	**618**

Lien	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
First Lien	5,763	1,282,064,903.99	95.57%	7.050	357	80.34	616
Second Lien	1,353	59,390,765.43	4.43%	10.265	330	99.33	647
Total	**7,116**	**1,341,455,669.42**	**100.00%**	**7.192**	**356**	**81.18**	**618**

Documentation Type	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Easy Documentation	89	20,429,435.74	1.52%	7.312	355	79.70	602
Full Documentation	4,903	848,563,361.50	63.26%	7.036	355	82.39	612
Stated Documentation	2,124	472,462,872.18	35.22%	7.468	356	79.05	628
Total	**7,116**	**1,341,455,669.42**	**100.00%**	**7.192**	**356**	**81.18**	**618**

Loan Purpose	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Cash Out Refinance	3,184	682,631,168.82	50.89%	7.224	356	78.46	600
Home Improvement	106	25,870,456.42	1.93%	6.997	356	76.31	600
Purchase	3,759	618,160,329.03	46.08%	7.166	355	84.54	638
Rate/Term Refinance	67	14,793,715.15	1.10%	7.173	357	74.54	622
Total	**7,116**	**1,341,455,669.42**	**100.00%**	**7.192**	**356**	**81.18**	**618**

Property Type	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Condominium	478	76,153,859.57	5.68%	7.258	356	82.05	629
Single Family	5,890	1,091,028,596.23	81.33%	7.189	356	81.16	615
Two-Four Family	748	174,273,213.62	12.99%	7.180	356	80.91	632
Total	**7,116**	**1,341,455,669.42**	**100.00%**	**7.192**	**356**	**81.18**	**618**

Occupancy Status	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Non-owner	601	96,189,379.41	7.17%	7.534	355	82.49	639
Primary	6,454	1,231,708,953.61	91.82%	7.168	356	81.07	616
Second Home	61	13,557,336.40	1.01%	7.008	355	81.41	644
Total	**7,116**	**1,341,455,669.42**	**100.00%**	**7.192**	**356**	**81.18**	**618**

State	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Arizona	139	20,598,638.90	1.54%	7.149	356	83.62	608
Arkansas	5	902,981.31	0.07%	7.922	351	83.04	599
California	1,662	425,442,536.58	31.71%	6.782	357	79.27	625
Colorado	162	24,302,559.43	1.81%	6.929	357	84.05	629
Connecticut	154	26,156,067.21	1.95%	7.726	356	80.17	595
Delaware	27	3,247,210.83	0.24%	7.876	354	84.76	629
Florida	777	114,688,004.38	8.55%	7.536	354	82.80	613
Georgia	348	40,967,261.24	3.05%	7.520	353	85.38	606
Hawaii	67	15,007,284.84	1.12%	6.888	354	80.81	651
Idaho	30	2,379,991.83	0.18%	7.468	355	86.10	608
Illinois	445	67,483,842.79	5.03%	7.426	356	83.70	616
Indiana	51	5,071,180.80	0.38%	7.750	355	87.58	597
Iowa	5	492,013.07	0.04%	8.235	357	82.52	581
Kansas	18	1,835,523.12	0.14%	8.314	356	83.04	578
Kentucky	13	1,340,648.30	0.10%	7.450	353	85.17	607
Maine	5	545,371.58	0.04%	9.567	358	73.14	579
Maryland	360	67,782,073.95	5.05%	7.389	356	81.74	600
Massachusetts	254	54,470,337.53	4.06%	7.294	356	81.12	617
Michigan	152	16,516,756.03	1.23%	8.081	355	84.58	596
Minnesota	135	21,096,407.22	1.57%	7.266	357	83.61	624
Missouri	57	5,667,976.17	0.42%	7.935	353	84.98	586
Montana	1	104,079.99	0.01%	5.990	357	80.00	604
Nebraska	2	241,869.07	0.02%	7.588	356	86.82	624
Nevada	118	23,444,735.57	1.75%	7.232	353	79.07	624
New Hampshire	37	5,964,467.51	0.44%	7.792	354	83.74	616
New Jersey	433	95,891,501.05	7.15%	7.410	356	79.83	611
New Mexico	10	1,775,258.26	0.13%	7.484	356	73.82	606
New York	574	151,708,064.76	11.31%	7.130	356	79.90	626
North Carolina	126	13,328,415.52	0.99%	7.639	355	85.46	608
Ohio	80	7,310,873.40	0.54%	7.676	355	85.92	613
Oklahoma	5	473,405.85	0.04%	7.742	357	82.69	616
Oregon	48	7,182,231.32	0.54%	7.126	356	85.46	629
Pennsylvania	86	11,074,448.32	0.83%	7.755	352	82.84	601
Rhode Island	32	5,226,630.04	0.39%	7.726	358	78.70	597
South Carolina	38	3,189,875.19	0.24%	8.276	351	84.61	592
Tennessee	45	4,049,982.34	0.30%	7.725	355	84.97	604
Texas	136	14,976,149.07	1.12%	7.905	352	84.73	606
Utah	46	5,411,300.19	0.40%	7.181	354	80.91	623
Vermont	5	828,284.65	0.06%	7.496	358	84.47	611
Virginia	226	43,882,849.39	3.27%	7.355	356	82.08	612
Washington	138	22,649,514.12	1.69%	6.903	356	84.31	622
West Virginia	4	374,533.49	0.03%	7.060	349	83.37	615
Wisconsin	60	6,372,533.21	0.48%	7.513	355	83.28	606
Total	**7,116**	**1,341,455,669.42**	**100.00%**	**7.192**	**356**	**81.18**	**618**

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein.

The information contained herein will be superseded by the description of the Mortgage Loans contained in the private placement memorandum. Such information supersedes the information in all prior collateral term sheets, if any.

Gross Margin	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
5.500 - 5.999	27	7,879,001.50	0.69%	4.991	358	75.78	686
6.000 - 6.499	177	55,438,211.65	4.83%	5.360	358	79.77	666
6.500 - 6.999	4,953	1,085,503,464.46	94.49%	7.162	358	80.81	611
Total	**5,157**	**1,148,820,677.61**	**100.00%**	**7.061**	**358**	**80.73**	**614**

Minimum Interest Rate	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
4.500 - 4.999	24	6,813,401.50	0.59%	4.990	358	75.13	683
5.000 - 5.499	121	38,609,614.76	3.36%	5.291	358	79.82	669
5.500 - 5.999	582	167,503,596.45	14.58%	5.806	358	79.86	653
6.000 - 6.499	591	159,634,930.44	13.90%	6.263	358	80.84	637
6.500 - 6.999	1,081	262,655,778.41	22.86%	6.763	358	81.57	623
7.000 - 7.499	725	151,121,910.92	13.15%	7.253	358	82.65	608
7.500 - 7.999	859	170,698,507.59	14.86%	7.744	358	82.60	590
8.000 - 8.499	458	79,276,587.51	6.90%	8.237	357	82.05	577
8.500 - 8.999	347	55,337,884.98	4.82%	8.706	357	79.90	565
9.000 - 9.499	113	17,145,154.41	1.49%	9.223	357	73.43	542
9.500 - 9.999	110	17,612,264.83	1.53%	9.750	357	69.96	537
10.000 -10.499	45	6,449,019.73	0.56%	10.248	357	65.51	538
10.500 -10.999	57	9,682,071.05	0.84%	10.727	357	63.71	530
11.000 -11.499	18	2,545,180.10	0.22%	11.130	358	63.16	543
11.500 -11.999	20	3,125,390.65	0.27%	11.663	357	64.40	529
12.000 -12.499	6	609,384.28	0.05%	12.075	357	54.00	540
Total	**5,157**	**1,148,820,677.61**	**100.00%**	**7.061**	**358**	**80.73**	**614**

Maximum Interest Rate	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
11.500 -11.999	25	7,330,901.50	0.64%	4.990	358	75.08	682
12.000 -12.499	122	39,120,814.76	3.41%	5.288	358	79.82	670
12.500 -12.999	586	168,712,834.54	14.69%	5.806	358	79.88	653
13.000 -13.499	591	159,327,030.52	13.87%	6.268	358	80.85	637
13.500 -13.999	1,073	260,366,740.24	22.66%	6.769	358	81.57	623
14.000 -14.499	726	151,369,910.92	13.18%	7.252	358	82.65	608
14.500 -14.999	859	170,698,507.59	14.86%	7.744	358	82.60	590
15.000 -15.499	458	79,140,055.58	6.89%	8.236	357	82.11	577
15.500 -15.999	348	55,585,416.91	4.84%	8.705	357	79.86	565
16.000 -16.499	113	17,145,154.41	1.49%	9.223	357	73.43	542
16.500 -16.999	109	17,535,299.26	1.53%	9.750	357	69.96	536
17.000 -17.499	46	6,525,985.30	0.57%	10.244	357	65.56	539
17.500 -17.999	57	9,682,071.05	0.84%	10.727	357	63.71	530
18.000 -18.499	18	2,545,180.10	0.22%	11.130	358	63.16	543
18.500 -18.999	20	3,125,390.65	0.27%	11.663	357	64.40	529
19.000 -19.499	6	609,384.28	0.05%	12.075	357	54.00	540
Total	**5,157**	**1,148,820,677.61**	**100.00%**	**7.061**	**358**	**80.73**	**614**

Initial Periodic Rate Cap	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
3.000	5,157	1,148,820,677.61	100.00%	7.061	358	80.73	614
Total	**5,157**	**1,148,820,677.61**	**100.00%**	**7.061**	**358**	**80.73**	**614**

Subsequent Periodic Rate Cap	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
1.500	5,157	1,148,820,677.61	100.00%	7.061	358	80.73	614
Total	**5,157**	**1,148,820,677.61**	**100.00%**	**7.061**	**358**	**80.73**	**614**

Next Rate Change Date	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
07/01/06	3	752,366.70	0.07%	8.155	352	78.68	534
08/01/06	5	666,785.69	0.06%	7.978	353	76.29	583
09/01/06	35	6,186,109.00	0.54%	7.947	354	79.97	578
10/01/06	53	10,094,645.14	0.88%	7.643	355	76.48	589
11/01/06	592	110,955,778.79	9.66%	7.579	356	79.25	587
12/01/06	402	96,494,895.01	8.40%	6.909	357	79.92	609
01/01/07	3,834	865,295,921.11	75.32%	7.025	358	81.11	617
01/06/07	1	210,322.51	0.02%	8.500	358	66.81	526
02/01/07	2	667,902.72	0.06%	7.126	359	90.00	646
09/01/07	1	354,769.13	0.03%	6.990	354	75.00	773
10/01/07	2	717,940.10	0.06%	7.203	355	62.68	586
11/01/07	18	2,855,891.43	0.25%	8.061	356	81.05	580
12/01/07	9	2,049,410.39	0.18%	5.929	357	81.93	647
01/01/08	142	37,752,455.91	3.29%	6.533	358	80.05	635
10/01/09	2	443,242.37	0.04%	7.444	355	71.75	557
11/01/09	8	1,081,687.62	0.09%	6.973	356	78.27	639
12/01/09	3	1,296,712.64	0.11%	6.133	357	73.57	650
01/01/10	45	10,943,841.35	0.95%	6.619	358	81.74	649
Total	**5,157**	**1,148,820,677.61**	**100.00%**	**7.061**	**358**	**80.73**	**614**

Silent 2nd	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Has 2nd lien	2,467	530,349,927.01	39.54%	6.707	358	82.42	635
No Silent 2nd	4,649	811,105,742.41	60.46%	7.509	355	80.37	606
Total	**7,116**	**1,341,455,669.42**	**100.00%**	**7.192**	**356**	**81.18**	**618**

Group I Mortgage Loans
As of the Statistical Cut-off Date

		Minimum	Maximum
Scheduled Principal Balance	$857,810,228	$4,296	$607,026
Average Scheduled Principal Balance	$164,647		
Number of Mortgage Loans	5,210		
Weighted Average Gross Coupon	7.281%	4.990%	12.990%
Weighted Average FICO Score	615	500	812
Weighted Average Combined Original LTV	80.48%	16.95%	100.00%
Weighted Average Original Term	357 months	60 months	360 months
Weighted Average Stated Remaining Term	355 months	56 months	359 months
Weighted Average Seasoning	2 months	1 months	8 months
Weighted Average Gross Margin	6.932%	5.940%	6.990%
Weighted Average Minimum Interest Rate	7.175%	4.990%	12.150%
Weighted Average Maximum Interest Rate	14.174%	11.990%	19.150%
Weighted Average Initial Rate Cap	3.000%	3.000%	3.000%
Weighted Average Subsequent Rate Cap	1.500%	1.500%	1.500%
Weighted Average Months to Roll	22 months	16 months	58 months
Maturity Date		Nov 1 2009	Feb 1 2035
Maximum Zip Code Concentration	0.49%	11236	

ARM	84.22%	Easy Documentation	1.40%
Fixed Rate	15.78%	Full Documentation	62.35%
		Stated Documentation	36.25%
2/28 6 MO LIBOR	72.10%		
2/28 6 MO LIBOR IO	8.19%	Cash Out Refinance	53.12%
3/27 6 MO LIBOR	2.02%	Home Improvement	1.54%
3/27 6 MO LIBOR IO	0.87%	Purchase	44.18%
5/25 6 MO LIBOR	1.04%	Rate/Term Refinance	1.17%
Fixed Rate	15.78%		
		Condominium	6.26%
Interest Only	9.06%	Single Family	76.79%
Not Interest Only	90.94%	Two-Four Family	16.95%
Prepay Penalty: 0 months	20.28%	Non-owner	8.42%
Prepay Penalty: 12 months	15.96%	Primary	90.78%
Prepay Penalty: 24 months	54.13%	Second Home	0.80%
Prepay Penalty: 30 months	0.02%		
Prepay Penalty: 36 months	9.61%	Top 5 States:	
		California	24.68%
First Lien	96.01%	New York	12.46%
Second Lien	3.99%	New Jersey	8.80%
		Florida	8.42%
		Illinois	6.54%

Current Principal Balance	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
0.01 - 50,000.00	856	21,466,345.70	2.50%	10.568	300	98.93	631
50,000.01 - 100,000.00	616	46,351,576.39	5.40%	8.552	353	84.50	614
100,000.01 - 150,000.00	996	124,144,189.11	14.47%	7.502	355	79.20	604
150,000.01 - 200,000.00	970	170,210,990.38	19.84%	7.210	356	78.92	608
200,000.01 - 250,000.00	691	155,630,838.25	18.14%	7.166	357	79.20	612
250,000.01 - 300,000.00	489	134,640,899.18	15.70%	7.084	357	79.80	611
300,000.01 - 350,000.00	406	131,501,895.23	15.33%	6.765	357	80.41	624
350,000.01 - 400,000.00	117	43,048,203.82	5.02%	6.831	358	82.73	635
400,000.01 - 450,000.00	49	20,897,294.44	2.44%	6.845	358	81.37	650
450,000.01 - 500,000.00	13	6,139,855.94	0.72%	6.917	358	81.33	632
500,000.01 - 550,000.00	4	2,055,698.42	0.24%	6.665	358	84.86	657
550,000.01 - 600,000.00	2	1,115,415.25	0.13%	6.820	357	87.53	624
600,000.01 - 650,000.00	1	607,026.08	0.07%	7.250	358	90.00	648
Total	**5,210**	**857,810,228.19**	**100.00%**	**7.281**	**355**	**80.48**	**615**

Current Gross Rate	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
4.500 - 4.999	21	5,299,099.70	0.62%	4.990	358	74.81	668
5.000 - 5.499	82	21,177,502.54	2.47%	5.305	358	79.89	678
5.500 - 5.999	425	97,230,068.81	11.33%	5.821	356	78.60	660
6.000 - 6.499	467	103,662,644.05	12.08%	6.277	356	78.66	644
6.500 - 6.999	904	192,037,275.39	22.39%	6.762	357	80.41	625
7.000 - 7.499	650	123,681,319.49	14.42%	7.252	357	82.01	610
7.500 - 7.999	741	137,258,772.79	16.00%	7.741	356	81.67	589
8.000 - 8.499	362	61,720,296.76	7.20%	8.240	357	81.75	577
8.500 - 8.999	346	43,214,246.13	5.04%	8.719	355	81.24	576
9.000 - 9.499	159	16,428,051.09	1.92%	9.219	353	75.95	563
9.500 - 9.999	168	16,674,157.15	1.94%	9.791	353	74.46	553
10.000 -10.499	119	8,329,052.74	0.97%	10.227	350	78.48	577
10.500 -10.999	248	14,626,791.42	1.71%	10.724	341	81.94	577
11.000 -11.499	191	8,175,751.70	0.95%	11.132	326	90.03	606
11.500 -11.999	160	5,123,432.55	0.60%	11.677	302	85.52	587
12.000 -12.499	110	1,646,193.90	0.19%	12.184	205	83.71	588
12.500 -12.999	57	1,525,571.98	0.18%	12.576	295	98.78	623
Total	**5,210**	**857,810,228.19**	**100.00%**	**7.281**	**355**	**80.48**	**615**

FICO	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
500-524	369	70,271,681.96	8.19%	8.539	356	71.51	512
525-549	394	73,687,423.68	8.59%	8.138	357	73.33	536
550-574	585	97,027,624.28	11.31%	7.612	355	80.50	561
575-599	787	102,448,673.82	11.94%	7.526	353	81.52	587
600-624	801	120,075,663.52	14.00%	7.208	355	82.05	612
625-649	871	147,016,183.74	17.14%	6.889	355	82.01	637
650-674	640	110,408,270.47	12.87%	6.741	354	82.42	661
675-699	369	66,438,504.58	7.75%	6.673	356	83.16	686
700+	393	70,200,286.30	8.18%	6.663	355	83.99	730
None	1	235,915.84	0.03%	11.000	358	80.00	0
Total	**5,210**	**857,810,228.19**	**100.00%**	**7.281**	**355**	**80.48**	**615**

Combined Original LTV	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
0.01- 49.99	120	18,567,528.53	2.16%	7.538	353	41.44	592
50.00- 54.99	75	13,346,689.23	1.56%	7.688	351	52.56	583
55.00- 59.99	73	13,868,456.44	1.62%	7.484	353	58.01	581
60.00- 64.99	132	27,124,861.16	3.16%	7.529	355	62.51	577
65.00- 69.99	184	38,454,304.73	4.48%	7.706	356	67.14	578
70.00- 74.99	254	50,795,459.33	5.92%	7.687	357	71.58	579
75.00- 79.99	364	76,472,786.49	8.91%	7.366	355	76.80	584
80.00	1,459	294,895,998.51	34.38%	6.802	357	80.00	630
80.01- 84.99	75	16,514,753.82	1.93%	6.792	356	83.44	609
85.00- 89.99	382	74,527,496.03	8.69%	7.020	356	86.01	607
90.00- 94.99	893	164,112,283.87	19.13%	7.201	357	90.07	622
95.00- 99.99	336	20,602,940.63	2.40%	8.079	332	95.27	651
100.00	863	48,526,669.42	5.66%	9.391	342	100.00	654
Total	**5,210**	**857,810,228.19**	**100.00%**	**7.281**	**355**	**80.48**	**615**

Original Term (months)	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
60	22	210,644.01	0.02%	11.728	58	93.97	623
120	221	2,323,641.29	0.27%	11.667	118	95.61	611
180	114	4,837,083.69	0.56%	8.382	178	79.15	620
240	148	6,147,531.51	0.72%	9.198	238	89.47	642
300	2	337,586.44	0.04%	7.088	298	64.56	589
360	4,703	843,953,741.25	98.38%	7.248	358	80.39	614
Total	**5,210**	**857,810,228.19**	**100.00%**	**7.281**	**355**	**80.48**	**615**

Stated Remaining Term (months)	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
1- 60	22	210,644.01	0.02%	11.728	58	93.97	623
61-120	221	2,323,641.29	0.27%	11.667	118	95.61	611
121-180	114	4,837,083.69	0.56%	8.382	178	79.15	620
181-240	148	6,147,531.51	0.72%	9.198	238	89.47	642
241-300	2	337,586.44	0.04%	7.088	298	64.56	589
301-360	4,703	843,953,741.25	98.38%	7.248	358	80.39	614
Total	**5,210**	**857,810,228.19**	**100.00%**	**7.281**	**355**	**80.48**	**615**

Debt Ratio	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
0.01 -20.00	134	19,901,624.36	2.32%	7.340	354	81.09	621
20.01 -25.00	146	23,292,005.08	2.72%	7.219	356	79.60	621
25.01 -30.00	250	36,354,388.08	4.24%	7.312	354	78.04	611
30.01 -35.00	486	74,289,741.33	8.66%	7.308	354	79.36	614
35.01 -40.00	776	120,848,534.73	14.09%	7.291	355	80.22	618
40.01 -45.00	1,096	185,205,250.40	21.59%	7.224	355	81.22	621
45.01 -50.00	1,757	289,496,840.96	33.75%	7.233	355	82.32	621
50.01 -55.00	562	107,865,151.11	12.57%	7.468	356	76.22	582
55.01 -60.00	3	556,692.14	0.06%	7.651	358	81.66	594
Total	**5,210**	**857,810,228.19**	**100.00%**	**7.281**	**355**	**80.48**	**615**

FRM/ARM	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
ARM	3,646	722,449,758.89	84.22%	7.174	358	80.18	611
Fixed Rate	1,564	135,360,469.30	15.78%	7.854	341	82.08	635
Total	**5,210**	**857,810,228.19**	**100.00%**	**7.281**	**355**	**80.48**	**615**

Product	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
2/28 6 MO LIBOR	3,188	618,512,863.42	72.10%	7.339	358	80.05	603
2/28 6 MO LIBOR IO	297	70,267,383.39	8.19%	5.940	358	81.66	671
3/27 6 MO LIBOR	85	17,300,659.75	2.02%	7.056	358	80.07	618
3/27 6 MO LIBOR IO	32	7,484,705.99	0.87%	5.913	358	78.60	661
5/25 6 MO LIBOR	44	8,884,146.34	1.04%	6.731	358	79.24	638
Fixed Rate	1,564	135,360,469.30	15.78%	7.854	341	82.08	635
Total	**5,210**	**857,810,228.19**	**100.00%**	**7.281**	**355**	**80.48**	**615**

Interest Only	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Interest Only	329	77,752,089.38	9.06%	5.937	358	81.36	670
Not Interest Only	4,881	780,058,138.81	90.94%	7.415	355	80.39	609
Total	**5,210**	**857,810,228.19**	**100.00%**	**7.281**	**355**	**80.48**	**615**

Prepayment Penalty Original Term (months)	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Prepay Penalty: N/A	1,192	173,960,436.35	20.28%	7.577	354	81.72	612
Prepay Penalty: 12 months	725	136,932,730.84	15.96%	7.366	355	80.51	622
Prepay Penalty: 24 months	2,793	464,294,651.31	54.13%	7.208	356	80.62	611
Prepay Penalty: 30 months	1	179,690.24	0.02%	8.800	356	80.00	568
Prepay Penalty: 36 months	499	82,442,719.45	9.61%	6.925	351	77.04	630
Total	**5,210**	**857,810,228.19**	**100.00%**	**7.281**	**355**	**80.48**	**615**

Lien	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
First Lien	4,149	823,589,930.49	96.01%	7.149	357	79.70	614
Second Lien	1,061	34,220,297.70	3.99%	10.457	318	99.33	638
Total	**5,210**	**857,810,228.19**	**100.00%**	**7.281**	**355**	**80.48**	**615**

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein.

The information contained herein will be superseded by the description of the Mortgage Loans contained in the private placement memorandum. Such information supersedes the information in all prior collateral term sheets, if any.

Documentation Type	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Easy Documentation	66	11,976,260.84	1.40%	7.279	354	80.16	606
Full Documentation	3,585	534,885,305.91	62.35%	7.146	354	82.02	611
Stated Documentation	1,559	310,948,661.44	36.25%	7.513	356	77.85	622
Total	**5,210**	**857,810,228.19**	**100.00%**	**7.281**	**355**	**80.48**	**615**

Loan Purpose	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Cash Out Refinance	2,376	455,629,822.13	53.12%	7.307	355	77.43	596
Home Improvement	70	13,178,920.74	1.54%	7.125	355	72.23	608
Purchase	2,712	378,953,419.20	44.18%	7.252	354	84.67	637
Rate/Term Refinance	52	10,048,066.12	1.17%	7.378	357	71.75	622
Total	**5,210**	**857,810,228.19**	**100.00%**	**7.281**	**355**	**80.48**	**615**

Property Type	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Condominium	377	53,723,606.61	6.26%	7.328	355	82.55	630
Single Family	4,191	658,715,911.24	76.79%	7.301	355	80.35	610
Two-Four Family	642	145,370,710.34	16.95%	7.171	355	80.32	630
Total	**5,210**	**857,810,228.19**	**100.00%**	**7.281**	**355**	**80.48**	**615**

Occupancy Status	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Non-owner	448	72,265,977.93	8.42%	7.503	355	82.13	637
Primary	4,722	778,721,034.84	90.78%	7.262	355	80.31	612
Second Home	40	6,823,215.42	0.80%	7.093	353	82.92	638
Total	**5,210**	**857,810,228.19**	**100.00%**	**7.281**	**355**	**80.48**	**615**

State	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Arizona	95	11,343,321.25	1.32%	7.345	356	84.40	619
Arkansas	3	228,123.28	0.03%	7.937	329	80.21	568
California	1,024	211,713,790.49	24.68%	6.923	356	76.69	617
Colorado	122	15,110,747.41	1.76%	7.054	356	84.76	641
Connecticut	123	18,444,963.76	2.15%	7.665	355	81.20	594
Delaware	17	1,834,979.07	0.21%	7.512	351	87.78	632
Florida	540	72,203,088.15	8.42%	7.478	353	83.48	616
Georgia	295	31,689,691.86	3.69%	7.569	352	85.23	603
Hawaii	58	12,945,106.50	1.51%	6.850	353	80.40	644
Idaho	26	2,048,878.61	0.24%	7.413	355	85.83	613
Illinois	399	56,126,312.51	6.54%	7.457	355	83.24	613
Indiana	29	2,631,134.88	0.31%	7.598	352	87.68	589
Iowa	1	75,000.00	0.01%	7.200	357	100.00	676
Kansas	18	1,835,523.12	0.21%	8.314	356	83.04	578
Kentucky	10	911,621.72	0.11%	7.614	351	87.60	610
Maine	2	217,877.96	0.03%	11.364	357	57.67	558
Maryland	266	43,142,807.27	5.03%	7.378	357	80.43	598
Massachusetts	214	42,982,924.01	5.01%	7.369	356	80.32	616
Michigan	88	10,366,536.79	1.21%	7.933	355	85.95	600
Minnesota	108	15,900,151.90	1.85%	7.239	357	83.78	620
Missouri	38	3,974,172.25	0.46%	8.010	352	85.18	587
Nebraska	1	130,869.07	0.02%	6.900	355	80.00	642
Nevada	91	15,896,130.50	1.85%	7.326	351	78.26	621
New Hampshire	32	5,146,380.66	0.60%	7.571	354	84.59	622
New Jersey	373	75,491,264.58	8.80%	7.500	355	79.52	608
New Mexico	9	1,242,187.92	0.14%	7.714	355	71.17	589
New York	447	106,870,406.31	12.46%	7.180	355	78.53	620
North Carolina	101	9,492,788.21	1.11%	7.790	354	85.79	596
Ohio	53	5,129,820.99	0.60%	7.491	354	86.06	620
Oklahoma	1	107,744.29	0.01%	7.050	356	80.00	677
Oregon	36	5,503,396.90	0.64%	7.034	357	85.36	639
Pennsylvania	52	7,157,076.15	0.83%	7.471	351	84.81	618
Rhode Island	28	4,676,212.40	0.55%	7.610	358	79.19	601
South Carolina	28	2,254,121.47	0.26%	8.224	349	85.38	602
Tennessee	22	1,711,853.04	0.20%	7.486	351	86.57	611
Texas	99	8,729,087.30	1.02%	7.914	347	85.76	612
Utah	36	4,175,670.18	0.49%	7.178	353	81.58	628
Vermont	5	828,284.65	0.10%	7.496	358	84.47	611
Virginia	167	27,742,213.14	3.23%	7.354	356	80.68	608
Washington	101	14,244,952.79	1.66%	6.964	356	85.46	633
West Virginia	4	374,533.49	0.04%	7.060	349	83.37	615
Wisconsin	48	5,178,481.36	0.60%	7.439	354	83.10	617
Total	**5,210**	**857,810,228.19**	**100.00%**	**7.281**	**355**	**80.48**	**615**

Gross Margin	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
5.500 - 5.999	23	6,102,299.70	0.84%	4.991	358	75.49	677
6.000 - 6.499	117	28,749,649.24	3.98%	5.370	358	79.23	673
6.500 - 6.999	3,506	687,597,809.95	95.18%	7.268	358	80.26	608
Total	**3,646**	**722,449,758.89**	**100.00%**	**7.174**	**358**	**80.18**	**611**

Minimum Interest Rate	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
4.500 - 4.999	21	5,299,099.70	0.73%	4.990	358	74.81	668
5.000 - 5.499	82	21,177,502.54	2.93%	5.305	358	79.89	678
5.500 - 5.999	368	84,061,118.83	11.64%	5.800	358	79.21	659
6.000 - 6.499	386	84,789,534.87	11.74%	6.271	358	80.17	642
6.500 - 6.999	754	161,168,251.19	22.31%	6.762	358	81.34	623
7.000 - 7.499	583	111,001,646.74	15.36%	7.253	358	82.26	607
7.500 - 7.999	653	122,055,499.72	16.89%	7.742	358	81.91	587
8.000 - 8.499	323	56,163,980.45	7.77%	8.244	357	81.34	573
8.500 - 8.999	224	35,105,482.05	4.86%	8.710	357	78.86	559
9.000 - 9.499	75	12,384,771.42	1.71%	9.237	357	71.96	538
9.500 - 9.999	77	12,948,054.98	1.79%	9.758	357	68.32	533
10.000 -10.499	31	4,934,174.34	0.68%	10.234	357	64.50	538
10.500 -10.999	42	7,169,420.99	0.99%	10.710	357	63.42	530
11.000 -11.499	13	2,001,914.60	0.28%	11.104	358	62.57	544
11.500 -11.999	11	1,767,477.49	0.24%	11.648	357	63.67	528
12.000 -12.499	3	421,828.98	0.06%	12.066	357	49.78	537
Total	**3,646**	**722,449,758.89**	**100.00%**	**7.174**	**358**	**80.18**	**611**

Maximum Interest Rate	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
11.500 -11.999	21	5,299,099.70	0.73%	4.990	358	74.81	668
12.000 -12.499	82	21,177,502.54	2.93%	5.305	358	79.89	678
12.500 -12.999	372	85,270,356.92	11.80%	5.800	358	79.26	659
13.000 -13.499	387	84,992,834.95	11.76%	6.275	358	80.20	641
13.500 -13.999	749	159,755,713.02	22.11%	6.768	358	81.32	622
14.000 -14.499	583	111,001,646.74	15.36%	7.253	358	82.26	607
14.500 -14.999	653	122,055,499.72	16.89%	7.742	358	81.91	587
15.000 -15.499	322	55,916,448.52	7.74%	8.244	357	81.39	574
15.500 -15.999	225	35,353,013.98	4.89%	8.708	357	78.80	558
16.000 -16.499	75	12,384,771.42	1.71%	9.237	357	71.96	538
16.500 -16.999	76	12,871,089.41	1.78%	9.757	357	68.31	533
17.000 -17.499	32	5,011,139.91	0.69%	10.230	357	64.58	539
17.500 -17.999	42	7,169,420.99	0.99%	10.710	357	63.42	530
18.000 -18.499	13	2,001,914.60	0.28%	11.104	358	62.57	544
18.500 -18.999	11	1,767,477.49	0.24%	11.648	357	63.67	528
19.000 -19.499	3	421,828.98	0.06%	12.066	357	49.78	537
Total	**3,646**	**722,449,758.89**	**100.00%**	**7.174**	**358**	**80.18**	**611**

Initial Periodic Rate Cap	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
3.000	3,646	722,449,758.89	100.00%	7.174	358	80.18	611
Total	**3,646**	**722,449,758.89**	**100.00%**	**7.174**	**358**	**80.18**	**611**

Subsequent Periodic Rate Cap	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
1.500	3,646	722,449,758.89	100.00%	7.174	358	80.18	611
Total	**3,646**	**722,449,758.89**	**100.00%**	**7.174**	**358**	**80.18**	**611**

Next Rate Change Date	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
07/01/06	2	498,263.18	0.07%	7.852	352	80.55	548
08/01/06	5	666,785.69	0.09%	7.978	353	76.29	583
09/01/06	28	4,683,253.20	0.65%	7.792	354	78.46	576
10/01/06	45	8,673,692.44	1.20%	7.534	355	77.14	592
11/01/06	457	84,682,658.35	11.72%	7.638	356	78.65	585
12/01/06	290	61,161,317.14	8.47%	7.015	357	79.30	609
01/01/07	2,655	527,536,051.58	73.02%	7.133	358	80.64	614
01/06/07	1	210,322.51	0.03%	8.500	358	66.81	526
02/01/07	2	667,902.72	0.09%	7.126	359	90.00	646
09/01/07	1	354,769.13	0.05%	6.990	354	75.00	773
10/01/07	1	269,315.60	0.04%	6.875	355	60.00	580
11/01/07	15	2,587,021.42	0.36%	7.885	356	80.90	582
12/01/07	6	878,567.60	0.12%	6.356	357	87.76	643
01/01/08	94	20,695,691.99	2.86%	6.572	358	79.46	635
10/01/09	2	443,242.37	0.06%	7.444	355	71.75	557
11/01/09	7	1,001,819.42	0.14%	6.972	356	77.58	635
12/01/09	2	915,512.21	0.13%	6.292	357	70.90	640
01/01/10	33	6,523,572.34	0.90%	6.707	358	81.17	643
Total	**3,646**	**722,449,758.89**	**100.00%**	**7.174**	**358**	**80.18**	**611**

Silent 2nd	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Has 2nd lien	1,683	322,882,607.17	37.64%	6.793	358	82.83	637
No Silent 2nd	3,527	534,927,621.02	62.36%	7.576	353	79.07	601
Total	**5,210**	**857,810,228.19**	**100.00%**	**7.281**	**355**	**80.48**	**615**

Group II Mortgage Loans
As of the Statistical Cut-off Date

		Minimum	Maximum
Scheduled Principal Balance	$483,645,441	$5,229	$1,000,000
Average Scheduled Principal Balance	$253,749		
Number of Mortgage Loans	1,906		
Weighted Average Gross Coupon	7.035%	4.990%	14.250%
Weighted Average FICO Score	623	500	813
Weighted Average Combined Original LTV	82.41%	15.87%	100.00%
Weighted Average Original Term	359 months	60 months	360 months
Weighted Average Stated Remaining Term	357 months	58 months	359 months
Weighted Average Seasoning	2 months	1 months	8 months
Weighted Average Gross Margin	6.909%	5.940%	6.990%
Weighted Average Minimum Interest Rate	6.873%	4.990%	12.200%
Weighted Average Maximum Interest Rate	13.869%	11.990%	19.200%
Weighted Average Initial Rate Cap	3.000%	3.000%	3.000%
Weighted Average Subsequent Rate Cap	1.500%	1.500%	1.500%
Weighted Average Months to Roll	23 months	16 months	58 months
Maturity Date		Jan 1 2010	Feb 1 2035
Maximum Zip Code Concentration	0.59%	92592	

ARM	88.16%	Easy Documentation	1.75%
Fixed Rate	11.84%	Full Documentation	64.86%
		Stated Documentation	33.40%
2/28 6 MO LIBOR	50.07%		
2/28 6 MO LIBOR IO	33.16%	Cash Out Refinance	46.94%
3/27 6 MO LIBOR	1.56%	Home Improvement	2.62%
3/27 6 MO LIBOR IO	2.36%	Purchase	49.46%
5/25 6 MO LIBOR	0.97%	Rate/Term Refinance	0.98%
5/25 IO	0.04%		
Fixed Rate	11.84%	Condominium	4.64%
		Single Family	89.39%
Interest Only	35.56%	Two-Four Family	5.98%
Not Interest Only	64.44%		
		Non-owner	4.95%
Prepay Penalty: N/A	12.99%	Primary	93.66%
Prepay Penalty: 12 months	12.41%	Second Home	1.39%
Prepay Penalty: 24 months	66.97%		
Prepay Penalty: 30 months	0.03%	Top 5 States:	
Prepay Penalty: 36 months	7.59%	California	44.19%
		New York	9.27%
First Lien	94.80%	Florida	8.78%
Second Lien	5.20%	Maryland	5.09%
		New Jersey	4.22%

Current Principal Balance	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
0.01 - 50,000.00	52	1,427,178.79	0.30%	10.894	260	84.60	601
50,000.01 - 100,000.00	424	32,777,631.06	6.78%	9.047	354	87.04	611
100,000.01 - 150,000.00	356	43,430,751.68	8.98%	8.323	357	85.84	609
150,000.01 - 200,000.00	166	28,658,294.62	5.93%	7.300	358	81.64	596
200,000.01 - 250,000.00	113	25,437,495.46	5.26%	6.944	358	79.98	596
250,000.01 - 300,000.00	60	16,206,458.65	3.35%	6.701	358	80.24	593
300,000.01 - 350,000.00	49	15,884,648.23	3.28%	6.873	358	81.53	601
350,000.01 - 400,000.00	217	81,946,910.80	16.94%	6.834	358	81.45	622
400,000.01 - 450,000.00	170	72,236,829.97	14.94%	6.685	358	82.02	626
450,000.01 - 500,000.00	129	61,572,624.75	12.73%	6.598	358	80.93	635
500,000.01 - 550,000.00	52	27,213,998.96	5.63%	6.395	358	81.58	653
550,000.01 - 600,000.00	50	28,771,602.22	5.95%	6.601	358	79.95	637
600,000.01 - 650,000.00	27	16,878,897.52	3.49%	6.490	358	84.03	649
650,000.01 - 700,000.00	13	8,744,747.11	1.81%	6.672	358	87.34	654
700,000.01 - 750,000.00	12	8,865,614.74	1.83%	6.443	358	84.02	660
750,000.01 - 800,000.00	6	4,690,686.67	0.97%	6.463	358	85.28	650
800,000.01 - 850,000.00	6	5,054,016.53	1.04%	6.812	357	87.20	633
850,000.01 - 900,000.00	1	880,000.00	0.18%	6.000	358	80.00	641
950,000.01 - 1,000,000.00	3	2,967,053.47	0.61%	5.731	358	81.97	663
Total	**1,906**	**483,645,441.23**	**100.00%**	**7.035**	**357**	**82.41**	**623**

Current Gross Rate	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
4.500 - 4.999	4	2,031,801.80	0.42%	4.990	358	75.79	717
5.000 - 5.499	40	17,943,312.22	3.71%	5.269	358	79.73	660
5.500 - 5.999	225	88,805,029.83	18.36%	5.822	358	80.31	647
6.000 - 6.499	219	81,557,833.30	16.86%	6.265	358	81.02	635
6.500 - 6.999	349	110,870,430.01	22.92%	6.763	358	81.79	624
7.000 - 7.499	150	42,474,721.91	8.78%	7.252	358	83.53	612
7.500 - 7.999	216	51,378,706.76	10.62%	7.746	358	84.36	598
8.000 - 8.499	147	24,928,660.52	5.15%	8.226	357	84.40	591
8.500 - 8.999	194	27,766,781.46	5.74%	8.716	357	85.06	598
9.000 - 9.499	74	8,616,126.40	1.78%	9.250	356	85.79	615
9.500 - 9.999	93	10,293,137.36	2.13%	9.756	351	87.21	602
10.000 -10.499	38	3,774,969.23	0.78%	10.254	358	86.67	586
10.500 -10.999	70	7,035,818.03	1.45%	10.803	353	87.04	593
11.000 -11.499	30	2,734,013.65	0.57%	11.209	339	92.92	628
11.500 -11.999	22	2,154,850.57	0.45%	11.711	348	77.74	568
12.000 -12.499	9	373,812.71	0.08%	12.158	304	79.07	578
12.500 -12.999	10	712,840.35	0.15%	12.520	336	98.98	628
13.000 -13.499	14	158,955.55	0.03%	13.180	114	91.14	583
13.500 -13.999	1	21,187.10	0.00%	13.750	178	85.00	553
14.000 -14.499	1	12,452.47	0.00%	14.250	118	85.00	587
Total	**1,906**	**483,645,441.23**	**100.00%**	**7.035**	**357**	**82.41**	**623**

FICO	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
500-524	110	20,910,292.29	4.32%	8.869	357	73.51	512
525-549	122	25,866,252.48	5.35%	8.094	358	74.71	536
550-574	169	34,966,008.17	7.23%	7.557	356	80.86	561
575-599	384	83,717,343.59	17.31%	7.081	357	81.57	589
600-624	385	98,232,619.36	20.31%	6.700	357	83.24	611
625-649	268	74,942,052.64	15.50%	6.863	357	83.18	637
650-674	199	64,258,291.68	13.29%	6.710	357	84.60	661
675-699	114	31,762,771.63	6.57%	6.933	358	85.97	686
700+	155	48,989,809.39	10.13%	6.666	357	84.79	735
Total	**1,906**	**483,645,441.23**	**100.00%**	**7.035**	**357**	**82.41**	**623**

Combined Original LTV	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
0.01- 49.99	18	4,156,595.55	0.86%	7.110	355	41.59	581
50.00- 54.99	15	3,274,567.33	0.68%	7.738	358	53.05	564
55.00- 59.99	17	3,623,514.88	0.75%	7.296	358	57.45	604
60.00- 64.99	32	7,599,006.09	1.57%	8.024	356	62.45	582
65.00- 69.99	60	16,169,543.26	3.34%	7.375	358	66.90	591
70.00- 74.99	71	19,899,026.54	4.11%	7.599	358	71.82	583
75.00- 79.99	120	35,804,081.49	7.40%	6.942	358	77.21	610
80.00	716	206,091,377.29	42.61%	6.540	358	80.00	629
80.01- 84.99	34	12,995,029.77	2.69%	6.582	358	83.05	608
85.00- 89.99	141	36,401,934.07	7.53%	6.789	357	86.13	616
90.00- 94.99	337	88,305,273.47	18.26%	7.049	358	90.29	622
95.00- 99.99	80	12,693,925.22	2.62%	7.998	350	95.59	649
100.00	265	36,631,566.27	7.57%	9.186	353	100.00	665
Total	**1,906**	**483,645,441.23**	**100.00%**	**7.035**	**357**	**82.41**	**623**

Original Term (months)	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
60	1	9,460.86	0.00%	13.000	58	95.00	594
120	18	321,437.36	0.07%	12.484	118	94.11	606
180	20	698,417.33	0.14%	10.441	178	88.23	624
240	10	843,189.88	0.17%	10.393	238	99.91	648
360	1,857	481,772,935.80	99.61%	7.020	358	82.36	623
Total	**1,906**	**483,645,441.23**	**100.00%**	**7.035**	**357**	**82.41**	**623**

Stated Remaining Term (months)	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
1- 60	1	9,460.86	0.00%	13.000	58	95.00	594
61-120	18	321,437.36	0.07%	12.484	118	94.11	606
121-180	20	698,417.33	0.14%	10.441	178	88.23	624
181-240	10	843,189.88	0.17%	10.393	238	99.91	648
301-360	1,857	481,772,935.80	99.61%	7.020	358	82.36	623
Total	**1,906**	**483,645,441.23**	**100.00%**	**7.035**	**357**	**82.41**	**623**

Debt Ratio	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
0.01 -20.00	48	15,200,430.63	3.14%	6.860	357	82.23	630
20.01 -25.00	62	12,278,671.96	2.54%	7.204	357	82.27	609
25.01 -30.00	83	20,113,959.72	4.16%	7.146	357	81.80	614
30.01 -35.00	155	33,752,249.38	6.98%	7.024	358	81.47	619
35.01 -40.00	251	58,369,739.82	12.07%	7.033	357	81.38	628
40.01 -45.00	397	99,234,385.63	20.52%	7.148	357	82.70	627
45.01 -50.00	748	201,632,364.82	41.69%	6.890	357	83.88	630
50.01 -55.00	158	42,383,981.55	8.76%	7.430	358	77.41	587
55.01 -60.00	2	316,130.33	0.07%	6.467	358	68.70	635
60.01+	2	363,527.39	0.08%	7.192	358	78.29	728
Total	**1,906**	**483,645,441.23**	**100.00%**	**7.035**	**357**	**82.41**	**623**

FRM/ARM	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
ARM	1,511	426,370,918.72	88.16%	6.869	358	81.65	620
Fixed Rate	395	57,274,522.51	11.84%	8.266	353	88.04	650
Total	**1,906**	**483,645,441.23**	**100.00%**	**7.035**	**357**	**82.41**	**623**

Product	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
2/28 6 MO LIBOR	926	242,146,392.33	50.07%	7.303	358	81.55	613
2/28 6 MO LIBOR IO	516	160,398,087.53	33.16%	6.272	358	81.95	626
3/27 6 MO LIBOR	25	7,544,319.44	1.56%	6.871	358	81.50	615
3/27 6 MO LIBOR IO	30	11,400,781.78	2.36%	6.252	358	79.36	649
5/25 6 MO LIBOR	13	4,706,237.64	0.97%	6.436	358	82.36	662
5/25 IO	1	175,100.00	0.04%	6.500	358	85.00	608
Fixed Rate	395	57,274,522.51	11.84%	8.266	353	88.04	650
Total	**1,906**	**483,645,441.23**	**100.00%**	**7.035**	**357**	**82.41**	**623**

Interest Only	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Interest Only	547	171,973,969.31	35.56%	6.271	358	81.78	628
Not Interest Only	1,359	311,671,471.92	64.44%	7.456	357	82.75	621
Total	**1,906**	**483,645,441.23**	**100.00%**	**7.035**	**357**	**82.41**	**623**

Prepayment Penalty Original Term (months)	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Prepay Penalty: 0 months	254	62,835,141.18	12.99%	7.310	357	84.22	631
Prepay Penalty: 12 months	182	60,006,395.76	12.41%	7.005	357	82.63	633
Prepay Penalty: 24 months	1,319	323,921,450.32	66.97%	7.004	357	82.25	619
Prepay Penalty: 30 months	1	159,840.00	0.03%	6.650	358	80.00	591
Prepay Penalty: 36 months	150	36,722,613.97	7.59%	6.887	356	80.32	628
Total	**1,906**	**483,645,441.23**	**100.00%**	**7.035**	**357**	**82.41**	**623**

Lien	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
First Lien	1,614	458,474,973.50	94.80%	6.872	358	81.48	621
Second Lien	292	25,170,467.73	5.20%	10.005	347	99.32	659
Total	**1,906**	**483,645,441.23**	**100.00%**	**7.035**	**357**	**82.41**	**623**

Documentation Type	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Easy Documentation	23	8,453,174.90	1.75%	7.358	357	79.05	597
Full Documentation	1,318	313,678,055.59	64.86%	6.848	357	83.04	616
Stated Documentation	565	161,514,210.74	33.40%	7.380	357	81.36	640
Total	**1,906**	**483,645,441.23**	**100.00%**	**7.035**	**357**	**82.41**	**623**

Loan Purpose	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Cash Out Refinance	808	227,001,346.69	46.94%	7.056	357	80.53	608
Home Improvement	36	12,691,535.68	2.62%	6.864	358	80.55	593
Purchase	1,047	239,206,909.83	49.46%	7.030	357	84.32	639
Rate/Term Refinance	15	4,745,649.03	0.98%	6.739	358	80.43	623
Total	**1,906**	**483,645,441.23**	**100.00%**	**7.035**	**357**	**82.41**	**623**

Property Type	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Condominium	101	22,430,252.96	4.64%	7.091	358	80.85	626
Single Family	1,699	432,312,684.99	89.39%	7.019	357	82.39	622
Two-Four Family	106	28,902,503.28	5.98%	7.227	357	83.87	637
Total	**1,906**	**483,645,441.23**	**100.00%**	**7.035**	**357**	**82.41**	**623**

Occupancy Status	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Non-owner	153	23,923,401.48	4.95%	7.626	356	83.58	645
Primary	1,732	452,987,918.77	93.66%	7.005	357	82.38	622
Second Home	21	6,734,120.98	1.39%	6.923	358	79.89	651
Total	**1,906**	**483,645,441.23**	**100.00%**	**7.035**	**357**	**82.41**	**623**

State	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Arizona	44	9,255,317.65	1.91%	6.910	357	82.68	595
Arkansas	2	674,858.03	0.14%	7.917	358	84.00	609
California	638	213,728,746.09	44.19%	6.642	357	81.83	633
Colorado	40	9,191,812.02	1.90%	6.724	358	82.88	609
Connecticut	31	7,711,103.45	1.59%	7.871	358	77.71	598
Delaware	10	1,412,231.76	0.29%	8.349	358	80.82	624
Florida	237	42,484,916.23	8.78%	7.635	356	81.63	608
Georgia	53	9,277,569.38	1.92%	7.351	357	85.90	614
Hawaii	9	2,062,178.34	0.43%	7.124	356	83.41	692
Idaho	4	331,113.22	0.07%	7.807	358	87.80	583
Illinois	46	11,357,530.28	2.35%	7.274	358	86.01	631
Indiana	22	2,440,045.92	0.50%	7.915	358	87.48	606
Iowa	4	417,013.07	0.09%	8.421	357	79.37	564
Kentucky	3	429,026.58	0.09%	7.103	357	80.00	600
Maine	3	327,493.62	0.07%	8.371	358	83.43	593
Maryland	94	24,639,266.68	5.09%	7.409	356	84.03	603
Massachusetts	40	11,487,413.52	2.38%	7.012	357	84.12	623
Michigan	64	6,150,219.24	1.27%	8.330	356	82.27	589
Minnesota	27	5,196,255.32	1.07%	7.348	358	83.09	638
Missouri	19	1,693,803.92	0.35%	7.758	357	84.50	586
Montana	1	104,079.99	0.02%	5.990	357	80.00	604
Nebraska	1	111,000.00	0.02%	8.400	357	94.87	603
Nevada	27	7,548,605.07	1.56%	7.034	358	80.77	632
New Hampshire	5	818,086.85	0.17%	9.178	358	78.39	577
New Jersey	60	20,400,236.47	4.22%	7.078	358	81.00	623
New Mexico	1	533,070.34	0.11%	6.950	358	80.00	645
New York	127	44,837,658.45	9.27%	7.009	357	83.17	638
North Carolina	25	3,835,627.31	0.79%	7.265	358	84.65	638
Ohio	27	2,181,052.41	0.45%	8.109	358	85.59	598
Oklahoma	4	365,661.56	0.08%	7.946	357	83.49	598
Oregon	12	1,678,834.42	0.35%	7.431	354	85.80	594
Pennsylvania	34	3,917,372.17	0.81%	8.275	356	79.26	571
Rhode Island	4	550,417.64	0.11%	8.713	358	74.52	561
South Carolina	10	935,753.72	0.19%	8.403	357	82.76	568
Tennessee	23	2,338,129.30	0.48%	7.899	357	83.80	598
Texas	37	6,247,061.77	1.29%	7.892	358	83.29	598
Utah	10	1,235,630.01	0.26%	7.190	357	78.65	606
Virginia	59	16,140,636.25	3.34%	7.356	358	84.48	620
Washington	37	8,404,561.33	1.74%	6.799	358	82.38	603
Wisconsin	12	1,194,051.85	0.25%	7.835	358	84.06	561
Total	**1,906**	**483,645,441.23**	**100.00%**	**7.035**	**357**	**82.41**	**623**

Gross Margin	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
5.500 - 5.999	4	1,776,701.80	0.42%	4.991	358	76.79	717
6.000 - 6.499	60	26,688,562.41	6.26%	5.350	358	80.36	658
6.500 - 6.999	1,447	397,905,654.51	93.32%	6.980	358	81.76	617
Total	**1,511**	**426,370,918.72**	**100.00%**	**6.869**	**358**	**81.65**	**620**

Minimum Interest Rate	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
4.500 - 4.999	3	1,514,301.80	0.36%	4.990	358	76.24	737
5.000 - 5.499	39	17,432,112.22	4.09%	5.274	358	79.72	659
5.500 - 5.999	214	83,442,477.62	19.57%	5.812	358	80.52	646
6.000 - 6.499	205	74,845,395.57	17.55%	6.253	358	81.59	632
6.500 - 6.999	327	101,487,527.22	23.80%	6.764	358	81.93	624
7.000 - 7.499	142	40,120,264.18	9.41%	7.252	358	83.74	610
7.500 - 7.999	206	48,643,007.87	11.41%	7.751	358	84.32	596
8.000 - 8.499	135	23,112,607.06	5.42%	8.218	358	83.78	586
8.500 - 8.999	123	20,232,402.93	4.75%	8.700	358	81.71	577
9.000 - 9.499	38	4,760,382.99	1.12%	9.189	357	77.24	553
9.500 - 9.999	33	4,664,209.85	1.09%	9.729	357	74.50	546
10.000 -10.499	14	1,514,845.39	0.36%	10.294	357	68.79	538
10.500 -10.999	15	2,512,650.06	0.59%	10.772	358	64.54	531
11.000 -11.499	5	543,265.50	0.13%	11.225	358	65.30	540
11.500 -11.999	9	1,357,913.16	0.32%	11.683	357	65.34	531
12.000 -12.499	3	187,555.30	0.04%	12.096	356	63.51	545
Total	**1,511**	**426,370,918.72**	**100.00%**	**6.869**	**358**	**81.65**	**620**

Maximum Interest Rate	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
11.500 -11.999	4	2,031,801.80	0.48%	4.990	358	75.79	717
12.000 -12.499	40	17,943,312.22	4.21%	5.269	358	79.73	660
12.500 -12.999	214	83,442,477.62	19.57%	5.812	358	80.52	646
13.000 -13.499	204	74,334,195.57	17.43%	6.261	358	81.60	632
13.500 -13.999	324	100,611,027.22	23.60%	6.770	358	81.96	623
14.000 -14.499	143	40,368,264.18	9.47%	7.252	358	83.71	610
14.500 -14.999	206	48,643,007.87	11.41%	7.751	358	84.32	596
15.000 -15.499	136	23,223,607.06	5.45%	8.218	358	83.83	586
15.500 -15.999	123	20,232,402.93	4.75%	8.700	358	81.71	577
16.000 -16.499	38	4,760,382.99	1.12%	9.189	357	77.24	553
16.500 -16.999	33	4,664,209.85	1.09%	9.729	357	74.50	546
17.000 -17.499	14	1,514,845.39	0.36%	10.294	357	68.79	538
17.500 -17.999	15	2,512,650.06	0.59%	10.772	358	64.54	531
18.000 -18.499	5	543,265.50	0.13%	11.225	358	65.30	540
18.500 -18.999	9	1,357,913.16	0.32%	11.683	357	65.34	531
19.000 -19.499	3	187,555.30	0.04%	12.096	356	63.51	545
Total	**1,511**	**426,370,918.72**	**100.00%**	**6.869**	**358**	**81.65**	**620**

Initial Periodic Rate Cap	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
3.000	1,511	426,370,918.72	100.00%	6.869	358	81.65	620
Total	**1,511**	**426,370,918.72**	**100.00%**	**6.869**	**358**	**81.65**	**620**

Subsequent Periodic Rate Cap	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
1.500	1,511	426,370,918.72	100.00%	6.869	358	81.65	620
Total	**1,511**	**426,370,918.72**	**100.00%**	**6.869**	**358**	**81.65**	**620**

Next Rate Change Date	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
07/01/06	1	254,103.52	0.06%	8.750	352	75.00	508
09/01/06	7	1,502,855.80	0.35%	8.430	354	84.67	581
10/01/06	8	1,420,952.70	0.33%	8.308	355	72.44	565
11/01/06	135	26,273,120.44	6.16%	7.388	356	81.18	597
12/01/06	112	35,333,577.87	8.29%	6.723	357	80.98	609
01/01/07	1,179	337,759,869.53	79.22%	6.857	358	81.86	622
10/01/07	1	448,624.50	0.11%	7.400	355	64.29	589
11/01/07	3	268,870.01	0.06%	9.758	356	82.49	564
12/01/07	3	1,170,842.79	0.27%	5.608	357	77.55	651
01/01/08	48	17,056,763.92	4.00%	6.484	358	80.78	637
11/01/09	1	79,868.20	0.02%	6.990	356	86.96	691
12/01/09	1	381,200.43	0.09%	5.750	357	80.00	674
01/01/10	12	4,420,269.01	1.04%	6.488	358	82.58	658
Total	**1,511**	**426,370,918.72**	**100.00%**	**6.869**	**358**	**81.65**	**620**

Silent 2nd	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Has 2nd lien	784	207,467,319.84	42.90%	6.574	358	81.78	633
No Silent 2nd	1,122	276,178,121.39	57.10%	7.381	357	82.88	616
Total	**1,906**	**483,645,441.23**	**100.00%**	**7.035**	**357**	**82.41**	**623**

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein.

The information contained herein will be superseded by the description of the mortgage loans contained in the prospectus supplement. Such information supersedes the information in all prior collateral term sheets, if any.

Fremont 2005-1

GROUP 2 IO

		Minimum	Maximum
Scheduled Principal Balance	$171,973,969	$57,520	$1,000,000
Average Scheduled Principal Balance	$314,395		
Number of Mortgage Loans	547		
Weighted Average Gross Coupon	6.271%	4.990%	8.900%
Weighted Average FICO Score	628	552	813
Weighted Average Combined Original LTV	81.78%	15.87%	100.00%
Weighted Average Original Term	360 months	360 months	360 months
Weighted Average Stated Remaining Term	358 months	355 months	358 months
Weighted Average Seasoning	2 months	2 months	5 months
Weighted Average Gross Margin	6.832%	5.940%	6.990%
Weighted Average Minimum Interest Rate	6.279%	4.990%	8.900%
Weighted Average Maximum Interest Rate	13.271%	11.990%	15.900%
Weighted Average Initial Rate Cap	3.000%	3.000%	3.000%
Weighted Average Subsequent Rate Cap	1.500%	1.500%	1.500%
Weighted Average Months to Roll	23 months	19 months	58 months
Maturity Date		Oct 1 2034	Jan 1 2035
Maximum Zip Code Concentration	1.15% 95020 (Gilroy, CA)		

ARM	100.00%	Cash Out Refinance	37.46%
		Home Improvement	2.29%
2/28 6 MO LIBOR IO	93.27%	Purchase	59.15%
3/27 6 MO LIBOR IO	6.63%	Rate/Term Refinance	1.10%
5/25 IO	0.10%		
		Condominium	5.88%
Interest Only	100.00%	Single Family	90.88%
		Two-Four Family	3.24%
Prepay Penalty: 0 months	11.25%		
Prepay Penalty: 12 months	9.34%	Primary	99.15%
Prepay Penalty: 24 months	72.74%	Second Home	0.85%
Prepay Penalty: 30 months	0.09%		
Prepay Penalty: 36 months	6.58%	Top 5 States:	
		California	59.58%
First Lien	100.00%	Florida	5.69%
		Maryland	4.40%
Easy Documentation	2.23%	Arizona	3.55%
Full Documentation	85.91%	Georgia	3.03%
Stated Documentation	11.86%		

Fremont 2005-1

GROUP 2 IO

Current Principal Balance	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
50,000.01 - 100,000.00	12	1,073,084.65	0.62%	6.832	358	74.82	604
100,000.01 - 150,000.00	73	9,036,510.49	5.25%	6.939	358	82.50	599
150,000.01 - 200,000.00	82	14,363,397.78	8.35%	6.579	358	81.31	603
200,000.01 - 250,000.00	78	17,666,070.01	10.27%	6.504	358	80.93	604
250,000.01 - 300,000.00	50	13,439,574.98	7.81%	6.376	358	81.07	603
300,000.01 - 350,000.00	34	11,028,447.00	6.41%	6.391	358	82.54	599
350,000.01 - 400,000.00	48	18,324,295.31	10.66%	6.222	358	82.19	625
400,000.01 - 450,000.00	56	23,712,273.32	13.79%	6.143	358	82.70	651
450,000.01 - 500,000.00	47	22,292,342.78	12.96%	6.039	358	81.80	652
500,000.01 - 550,000.00	24	12,365,460.00	7.19%	5.833	358	79.81	654
550,000.01 - 600,000.00	15	8,544,130.99	4.97%	6.049	358	80.35	633
600,000.01 - 650,000.00	9	5,659,961.00	3.29%	6.212	358	84.37	642
650,000.01 - 700,000.00	8	5,336,221.00	3.10%	6.124	357	83.06	631
700,000.01 - 750,000.00	3	2,229,000.00	1.30%	6.444	358	81.23	676
750,000.01 - 800,000.00	3	2,343,200.00	1.36%	6.680	358	86.69	634
800,000.01 - 850,000.00	2	1,700,000.00	0.99%	6.270	358	84.18	631
850,000.01 - 900,000.00	1	880,000.00	0.51%	6.000	358	80.00	641
950,000.01 - 1,000,000.00	2	1,980,000.00	1.15%	5.497	358	80.00	662
Total	**547**	**171,973,969.31**	**100.00%**	**6.271**	**358**	**81.78**	**628**

Current Gross Rate	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
4.500 - 4.999	3	1,452,500.00	0.84%	4.990	358	74.54	695
5.000 - 5.499	36	16,057,126.00	9.34%	5.256	358	79.14	658
5.500 - 5.999	157	59,033,118.70	34.33%	5.813	358	80.17	643
6.000 - 6.499	114	36,512,590.82	21.23%	6.267	358	81.51	617
6.500 - 6.999	151	38,022,999.31	22.11%	6.749	358	81.76	611
7.000 - 7.499	39	9,913,638.29	5.76%	7.241	358	86.97	609
7.500 - 7.999	34	8,303,422.33	4.83%	7.687	358	90.50	609
8.000 - 8.499	10	1,589,053.86	0.92%	8.183	358	92.07	599
8.500 - 8.999	3	1,089,520.00	0.63%	8.723	357	98.94	614
Total	**547**	**171,973,969.31**	**100.00%**	**6.271**	**358**	**81.78**	**628**

FICO	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
550-574	8	2,565,400.00	1.49%	6.719	358	77.31	563
575-599	187	45,524,461.94	26.47%	6.599	358	81.22	590
600-624	212	59,757,641.26	34.75%	6.392	358	82.81	610
625-649	47	21,001,841.33	12.21%	5.920	358	81.77	637
650-674	41	19,521,676.00	11.35%	5.879	358	81.24	662
675-699	19	8,218,749.00	4.78%	6.022	358	81.03	684
700+	33	15,384,199.78	8.95%	5.863	358	81.31	733
Total	**547**	**171,973,969.31**	**100.00%**	**6.271**	**358**	**81.78**	**628**

Combined Original LTV	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
0.01- 49.99	3	800,000.00	0.47%	5.715	358	42.32	622
50.00- 54.99	3	1,185,000.00	0.69%	6.062	358	53.54	599
55.00- 59.99	3	638,800.00	0.37%	6.387	358	58.44	599
60.00- 64.99	3	1,187,649.50	0.69%	5.753	358	61.78	643
65.00- 69.99	7	2,204,600.00	1.28%	5.906	358	66.47	593
70.00- 74.99	10	3,747,477.00	2.18%	6.234	358	72.42	605
75.00- 79.99	30	10,307,692.36	5.99%	6.098	358	77.67	636
80.00	337	103,343,802.48	60.09%	6.101	358	80.00	633
80.01- 84.99	12	4,164,999.99	2.42%	6.142	357	83.27	617
85.00- 89.99	36	11,316,147.99	6.58%	6.348	358	86.31	617
90.00- 94.99	81	25,415,691.12	14.78%	6.697	358	90.28	616
95.00- 99.99	11	3,004,149.87	1.75%	7.178	358	95.32	621
100.00	11	4,657,959.00	2.71%	7.910	358	100.00	632
Total	**547**	**171,973,969.31**	**100.00%**	**6.271**	**358**	**81.78**	**628**

Original Term (months)	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
360	547	171,973,969.31	100.00%	6.271	358	81.78	628
Total	**547**	**171,973,969.31**	**100.00%**	**6.271**	**358**	**81.78**	**628**

Stated Remaining Term (months)	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
301-360	547	171,973,969.31	100.00%	6.271	358	81.78	628
Total	**547**	**171,973,969.31**	**100.00%**	**6.271**	**358**	**81.78**	**628**

Debt Ratio	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
0.01 -20.00	8	3,885,019.50	2.26%	6.268	358	76.10	621
20.01 -25.00	15	5,380,088.99	3.13%	6.363	358	81.46	624
25.01 -30.00	20	6,589,407.98	3.83%	6.526	358	83.78	610
30.01 -35.00	39	10,283,542.78	5.98%	6.275	358	82.30	623
35.01 -40.00	79	25,136,790.84	14.62%	6.222	358	80.56	635
40.01 -45.00	108	33,467,674.75	19.46%	6.266	358	81.41	626
45.01 -50.00	274	86,251,356.47	50.15%	6.257	358	82.33	628
50.01 -55.00	3	736,338.00	0.43%	6.740	358	84.72	604
60.01+	1	243,750.00	0.14%	6.550	358	75.00	813
Total	**547**	**171,973,969.31**	**100.00%**	**6.271**	**358**	**81.78**	**628**

FRM/ARM	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
ARM	547	171,973,969.31	100.00%	6.271	358	81.78	628
Total	**547**	**171,973,969.31**	**100.00%**	**6.271**	**358**	**81.78**	**628**

Product	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
2/28 6 MO LIBOR IO	516	160,398,087.53	93.27%	6.272	358	81.95	626
3/27 6 MO LIBOR IO	30	11,400,781.78	6.63%	6.252	358	79.36	649
5/25 IO	1	175,100.00	0.10%	6.500	358	85.00	608
Total	**547**	**171,973,969.31**	**100.00%**	**6.271**	**358**	**81.78**	**628**

Interest Only	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Interest Only	547	171,973,969.31	100.00%	6.271	358	81.78	628
Total	**547**	**171,973,969.31**	**100.00%**	**6.271**	**358**	**81.78**	**628**

Prepayment Penalty Original Term (months)	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Prepay Penalty: 0 months	73	19,352,933.33	11.25%	6.719	358	84.86	625
Prepay Penalty: 12 months	44	16,058,246.50	9.34%	6.510	358	80.55	625
Prepay Penalty: 24 months	395	125,090,172.37	72.74%	6.170	358	81.55	628
Prepay Penalty: 30 months	1	159,840.00	0.09%	6.650	358	80.00	591
Prepay Penalty: 36 months	34	11,312,777.11	6.58%	6.276	358	80.81	634
Total	**547**	**171,973,969.31**	**100.00%**	**6.271**	**358**	**81.78**	**628**

Lien	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
First Lien	547	171,973,969.31	100.00%	6.271	358	81.78	628
Total	**547**	**171,973,969.31**	**100.00%**	**6.271**	**358**	**81.78**	**628**

Documentation Type	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Easy Documentation	8	3,835,750.00	2.23%	6.864	358	79.18	620
Full Documentation	494	147,737,884.31	85.91%	6.261	358	82.13	623
Stated Documentation	45	20,400,335.00	11.86%	6.230	358	79.72	668
Total	**547**	**171,973,969.31**	**100.00%**	**6.271**	**358**	**81.78**	**628**

Loan Purpose	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Cash Out Refinance	191	64,426,808.50	37.46%	6.255	358	81.55	621
Home Improvement	11	3,930,977.00	2.29%	6.229	358	81.07	625
Purchase	340	101,725,283.81	59.15%	6.281	358	81.86	633
Rate/Term Refinance	5	1,890,900.00	1.10%	6.329	358	86.68	621
Total	**547**	**171,973,969.31**	**100.00%**	**6.271**	**358**	**81.78**	**628**

Property Type	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Condominium	39	10,116,486.72	5.88%	6.582	358	82.21	620
Single Family	493	156,283,492.76	90.88%	6.254	358	81.70	629
Two-Four Family	15	5,573,989.83	3.24%	6.164	358	83.21	617
Total	**547**	**171,973,969.31**	**100.00%**	**6.271**	**358**	**81.78**	**628**

Occupancy Status	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Primary	544	170,505,078.31	99.15%	6.268	358	81.71	627
Second Home	3	1,468,891.00	0.85%	6.596	357	89.40	687
Total	**547**	**171,973,969.31**	**100.00%**	**6.271**	**358**	**81.78**	**628**

State	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Arizona	26	6,098,659.37	3.55%	6.621	358	82.14	602
Arkansas	1	539,920.00	0.31%	6.990	358	80.00	609
California	263	102,466,306.24	59.58%	6.088	358	80.81	635
Colorado	24	4,700,004.79	2.73%	6.230	358	80.86	621
Connecticut	7	1,743,050.00	1.01%	6.849	358	83.03	637
Florida	39	9,784,719.29	5.69%	6.705	358	84.94	622
Georgia	30	5,206,960.68	3.03%	7.154	358	85.37	603
Hawaii	3	831,200.00	0.48%	6.211	358	81.73	636
Idaho	2	196,800.00	0.11%	7.508	358	88.11	589
Illinois	7	2,399,759.31	1.40%	6.561	358	82.99	600
Kentucky	1	103,450.00	0.06%	7.400	356	80.00	589
Maryland	23	7,565,473.99	4.40%	6.687	358	86.69	611
Massachusetts	14	4,308,710.00	2.51%	6.364	358	84.32	633
Michigan	3	362,267.33	0.21%	7.254	358	82.68	597
Minnesota	6	1,232,140.00	0.72%	6.383	358	82.04	642
Missouri	3	386,675.00	0.22%	7.221	358	91.21	599
Montana	1	104,079.99	0.06%	5.990	357	80.00	604
Nebraska	1	111,000.00	0.06%	8.400	357	94.87	603
Nevada	11	3,212,649.00	1.87%	6.383	358	81.74	647
New Jersey	10	3,408,170.00	1.98%	6.503	358	87.45	617
New York	11	4,230,525.00	2.46%	5.924	358	79.67	622
North Carolina	8	1,384,577.58	0.81%	6.547	358	80.81	644
Ohio	3	397,300.00	0.23%	7.033	358	88.68	598
Oregon	3	444,499.99	0.26%	6.475	358	81.96	608
Pennsylvania	1	138,400.00	0.08%	6.750	358	80.00	590
Rhode Island	1	185,600.00	0.11%	6.750	358	80.00	601
Tennessee	3	703,530.00	0.41%	6.671	357	82.18	632
Texas	2	204,000.00	0.12%	6.076	358	80.00	593
Utah	5	575,570.00	0.33%	6.913	358	74.52	597
Virginia	15	4,574,159.97	2.66%	6.285	358	79.50	614
Washington	19	4,304,611.78	2.50%	6.175	358	81.06	611
Wisconsin	1	69,200.00	0.04%	6.990	358	80.00	580
Total	**547**	**171,973,969.31**	**100.00%**	**6.271**	**358**	**81.78**	**628**

Gross Margin	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
5.500 - 5.999	3	1,197,400.00	0.70%	4.992	358	75.77	691
6.000 - 6.499	52	23,036,721.00	13.40%	5.336	358	79.41	657
6.500 - 6.999	492	147,739,848.31	85.91%	6.427	358	82.20	623
Total	**547**	**171,973,969.31**	**100.00%**	**6.271**	**358**	**81.78**	**628**

Minimum Interest Rate	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
4.500 - 4.999	2	935,000.00	0.54%	4.990	358	74.58	715
5.000 - 5.499	35	15,545,926.00	9.04%	5.261	358	79.11	656
5.500 - 5.999	157	59,033,118.70	34.33%	5.813	358	80.17	643
6.000 - 6.499	115	37,023,790.82	21.53%	6.251	358	81.48	618
6.500 - 6.999	154	38,899,499.31	22.62%	6.734	358	81.69	611
7.000 - 7.499	38	9,665,638.29	5.62%	7.242	358	87.15	608
7.500 - 7.999	34	8,303,422.33	4.83%	7.687	358	90.50	609
8.000 - 8.499	9	1,478,053.86	0.86%	8.167	358	91.86	599
8.500 - 8.999	3	1,089,520.00	0.63%	8.723	357	98.94	614
Total	**547**	**171,973,969.31**	**100.00%**	**6.271**	**358**	**81.78**	**628**

Maximum Interest Rate	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
11.500 -11.999	3	1,452,500.00	0.84%	4.990	358	74.54	695
12.000 -12.499	36	16,057,126.00	9.34%	5.256	358	79.14	658
12.500 -12.999	157	59,033,118.70	34.33%	5.813	358	80.17	643
13.000 -13.499	114	36,512,590.82	21.23%	6.267	358	81.51	617
13.500 -13.999	151	38,022,999.31	22.11%	6.749	358	81.76	611
14.000 -14.499	39	9,913,638.29	5.76%	7.241	358	86.97	609
14.500 -14.999	34	8,303,422.33	4.83%	7.687	358	90.50	609
15.000 -15.499	10	1,589,053.86	0.92%	8.183	358	92.07	599
15.500 -15.999	3	1,089,520.00	0.63%	8.723	357	98.94	614
Total	**547**	**171,973,969.31**	**100.00%**	**6.271**	**358**	**81.78**	**628**

Initial Periodic Rate Cap	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
3.000	547	171,973,969.31	100.00%	6.271	358	81.78	628
Total	**547**	**171,973,969.31**	**100.00%**	**6.271**	**358**	**81.78**	**628**

Subsequent Periodic Rate Cap	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
1.500	547	171,973,969.31	100.00%	6.271	358	81.78	628
Total	**547**	**171,973,969.31**	**100.00%**	**6.271**	**358**	**81.78**	**628**

Next Rate Change Date	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
10/01/06	1	254,400.00	0.15%	6.600	355	80.00	597
11/01/06	22	5,986,834.21	3.48%	6.710	356	83.97	621
12/01/06	49	16,523,505.46	9.61%	6.165	357	81.24	622
01/01/07	444	137,633,347.86	80.03%	6.265	358	81.95	627
12/01/07	2	1,029,500.00	0.60%	5.487	357	77.22	656
01/01/08	28	10,371,281.78	6.03%	6.328	358	79.57	648
01/01/10	1	175,100.00	0.10%	6.500	358	85.00	608
Total	**547**	**171,973,969.31**	**100.00%**	**6.271**	**358**	**81.78**	**628**

Silent 2nd	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Has 2nd lien	383	111,982,735.46	65.12%	6.206	358	80.98	631
No Silent 2nd	164	59,991,233.85	34.88%	6.391	358	83.28	622
Total	**547**	**171,973,969.31**	**100.00%**	**6.271**	**358**	**81.78**	**628**

Fremont 2005-1

FIXED

		Minimum	Maximum
Scheduled Principal Balance	$192,634,992	$4,296	$786,933
Average Scheduled Principal Balance	$98,333		
Number of Mortgage Loans	1,959		
Weighted Average Gross Coupon	7.977%	5.950%	14.250%
Weighted Average FICO Score	640	500	807
Weighted Average Combined Original LTV	83.85%	29.81%	100.00%
Weighted Average Original Term	347 months	60 months	360 months
Weighted Average Stated Remaining Term	345 months	56 months	359 months
Weighted Average Seasoning	2 months	1 months	6 months
Weighted Average Gross Margin	0.000%	0.000%	0.000%
Weighted Average Minimum Interest Rate	0.000%	0.000%	0.000%
Weighted Average Maximum Interest Rate	0.000%	0.000%	0.000%
Weighted Average Initial Rate Cap	0.000%	0.000%	0.000%
Weighted Average Subsequent Rate Cap	0.000%	0.000%	0.000%
Weighted Average Months to Roll	months	months	months
Maturity Date		Nov 1 2009	Feb 1 2035
Maximum Zip Code Concentration	0.91%	91739 (Etiwanda, CA)	

Fixed Rate	100.00%	Cash Out Refinance	58.70%
		Home Improvement	1.87%
Fixed Rate	100.00%	Purchase	38.21%
		Rate/Term Refinance	1.22%
Not Interest Only	100.00%		
		Condominium	5.04%
Prepay Penalty: 0 months	17.89%	Single Family	79.05%
Prepay Penalty: 12 months	19.67%	Two-Four Family	15.91%
Prepay Penalty: 24 months	26.31%		
Prepay Penalty: 36 months	36.13%	Non-owner	4.83%
		Primary	94.18%
First Lien	69.17%	Second Home	0.99%
Second Lien	30.83%		
		Top 5 States:	
Easy Documentation	1.62%	California	29.19%
Full Documentation	66.89%	New York	20.26%
Stated Documentation	31.49%	Florida	7.97%
		New Jersey	7.43%
		Maryland	4.51%

Fremont 2005-1

FIXED

Current Principal Balance	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
0.01 - 50,000.00	899	22,443,870.65	11.65%	10.610	296	98.64	630
50,000.01 - 100,000.00	437	31,340,978.50	16.27%	9.745	348	93.95	642
100,000.01 - 150,000.00	220	26,902,035.20	13.97%	8.326	346	84.70	646
150,000.01 - 200,000.00	138	24,065,089.99	12.49%	7.107	346	76.07	624
200,000.01 - 250,000.00	76	17,186,093.86	8.92%	6.943	354	74.58	640
250,000.01 - 300,000.00	46	12,545,447.38	6.51%	7.022	349	79.50	633
300,000.01 - 350,000.00	54	17,499,812.27	9.08%	6.755	353	78.77	643
350,000.01 - 400,000.00	35	13,127,699.52	6.81%	6.737	358	81.84	635
400,000.01 - 450,000.00	21	9,013,066.23	4.68%	6.669	358	78.04	647
450,000.01 - 500,000.00	14	6,614,434.90	3.43%	6.847	358	77.28	652
500,000.01 - 550,000.00	3	1,535,650.52	0.80%	6.651	358	78.67	697
550,000.01 - 600,000.00	6	3,419,498.71	1.78%	6.704	358	77.28	640
600,000.01 - 650,000.00	5	3,210,935.66	1.67%	6.490	358	76.35	646
650,000.01 - 700,000.00	1	697,012.65	0.36%	7.800	358	90.00	685
700,000.01 - 750,000.00	2	1,468,150.37	0.76%	6.421	358	81.56	683
750,000.01 - 800,000.00	2	1,565,215.40	0.81%	6.194	358	80.79	673
Total	**1,959**	**192,634,991.81**	**100.00%**	**7.977**	**345**	**83.85**	**640**

Current Gross Rate	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
5.500 - 5.999	65	17,546,082.29	9.11%	5.989	347	74.92	667
6.000 - 6.499	96	26,118,038.91	13.56%	6.293	351	72.75	659
6.500 - 6.999	178	42,203,509.88	21.91%	6.724	354	76.81	637
7.000 - 7.499	73	14,562,312.29	7.56%	7.255	352	79.83	633
7.500 - 7.999	98	17,938,971.96	9.31%	7.725	348	80.55	607
8.000 - 8.499	50	7,261,369.77	3.77%	8.223	355	87.36	623
8.500 - 8.999	193	15,643,142.61	8.12%	8.760	349	92.76	655
9.000 - 9.499	120	7,899,023.08	4.10%	9.243	348	92.16	664
9.500 - 9.999	152	9,467,892.88	4.91%	9.795	342	96.82	638
10.000 -10.499	112	5,655,002.24	2.94%	10.222	348	98.74	627
10.500 -10.999	261	11,980,538.40	6.22%	10.768	334	99.67	624
11.000 -11.499	203	8,364,585.25	4.34%	11.158	321	99.15	633
11.500 -11.999	162	4,152,892.47	2.16%	11.705	284	97.38	620
12.000 -12.499	113	1,410,622.33	0.73%	12.224	165	95.31	606
12.500 -12.999	67	2,238,412.33	1.16%	12.558	308	98.84	625
13.000 -13.499	14	158,955.55	0.08%	13.180	114	91.14	583
13.500 -13.999	1	21,187.10	0.01%	13.750	178	85.00	553
14.000 -14.499	1	12,452.47	0.01%	14.250	118	85.00	587
Total	**1,959**	**192,634,991.81**	**100.00%**	**7.977**	**345**	**83.85**	**640**

FICO	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
500-524	16	2,328,833.60	1.21%	8.449	336	71.10	510
525-549	26	4,241,416.21	2.20%	8.102	345	73.20	535
550-574	158	12,198,214.74	6.33%	7.905	334	78.66	563
575-599	341	24,778,710.49	12.86%	8.563	339	83.87	588
600-624	364	31,936,612.27	16.58%	8.213	345	85.04	613
625-649	379	39,075,535.19	20.28%	8.051	347	84.68	637
650-674	296	31,968,627.70	16.60%	7.728	343	84.62	661
675-699	178	20,705,625.59	10.75%	7.561	350	85.54	687
700+	200	25,165,500.18	13.06%	7.584	350	84.21	729
None	1	235,915.84	0.12%	11.000	358	80.00	0
Total	**1,959**	**192,634,991.81**	**100.00%**	**7.977**	**345**	**83.85**	**640**

Combined Original LTV	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
0.01- 49.99	43	6,123,522.06	3.18%	7.287	343	42.48	623
50.00- 54.99	18	3,335,525.84	1.73%	6.950	333	52.40	632
55.00- 59.99	15	3,600,482.70	1.87%	6.578	341	57.79	660
60.00- 64.99	37	6,892,525.76	3.58%	6.886	346	62.64	625
65.00- 69.99	57	12,868,267.81	6.68%	6.637	354	67.01	635
70.00- 74.99	51	12,207,600.13	6.34%	6.762	354	72.09	640
75.00- 79.99	68	16,197,539.37	8.41%	6.730	345	77.48	633
80.00	117	25,179,867.74	13.07%	6.916	351	80.00	642
80.01- 84.99	28	8,474,459.79	4.40%	6.835	355	83.33	617
85.00- 89.99	61	12,956,506.40	6.73%	7.011	349	86.50	626
90.00- 94.99	131	19,852,260.62	10.31%	7.478	352	90.30	641
95.00- 99.99	330	10,659,370.05	5.53%	9.601	299	95.54	645
100.00	1,003	54,287,063.54	28.18%	10.076	341	100.00	649
Total	**1,959**	**192,634,991.81**	**100.00%**	**7.977**	**345**	**83.85**	**640**

Original Term (months)	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
60	23	220,104.87	0.11%	11.782	58	94.01	621
120	239	2,645,078.65	1.37%	11.767	118	95.42	610
180	134	5,535,501.02	2.87%	8.642	178	80.30	621
240	158	6,990,721.39	3.63%	9.342	238	90.73	643
300	2	337,586.44	0.18%	7.088	298	64.56	589
360	1,403	176,905,999.44	91.83%	7.842	358	83.54	641
Total	**1,959**	**192,634,991.81**	**100.00%**	**7.977**	**345**	**83.85**	**640**

Stated Remaining Term (months)	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
1-60	23	220,104.87	0.11%	11.782	58	94.01	621
61-120	239	2,645,078.65	1.37%	11.767	118	95.42	610
121-180	134	5,535,501.02	2.87%	8.642	178	80.30	621
181-240	158	6,990,721.39	3.63%	9.342	238	90.73	643
241-300	2	337,586.44	0.18%	7.088	298	64.56	589
301-360	1,403	176,905,999.44	91.83%	7.842	358	83.54	641
Total	**1,959**	**192,634,991.81**	**100.00%**	**7.977**	**345**	**83.85**	**640**

Debt Ratio	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
0.01 -20.00	50	5,556,191.92	2.88%	7.635	343	83.58	653
20.01 -25.00	49	4,921,878.63	2.56%	7.879	349	78.87	635
25.01 -30.00	85	9,655,806.64	5.01%	7.520	345	75.13	645
30.01 -35.00	164	13,382,284.57	6.95%	8.095	340	81.13	640
35.01 -40.00	287	24,606,976.27	12.77%	7.959	342	83.14	652
40.01 -45.00	420	41,425,010.49	21.50%	8.119	342	86.20	641
45.01 -50.00	761	69,428,645.43	36.04%	8.292	346	87.92	636
50.01 -55.00	142	23,611,914.37	12.26%	7.033	348	74.69	629
55.01 -60.00	1	46,283.49	0.02%	11.000	358	100.00	593
Total	**1,959**	**192,634,991.81**	**100.00%**	**7.977**	**345**	**83.85**	**640**

FRM/ARM	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Fixed Rate	1,959	192,634,991.81	100.00%	7.977	345	83.85	640
Total	**1,959**	**192,634,991.81**	**100.00%**	**7.977**	**345**	**83.85**	**640**

Product	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Fixed Rate	1,959	192,634,991.81	100.00%	7.977	345	83.85	640
Total	**1,959**	**192,634,991.81**	**100.00%**	**7.977**	**345**	**83.85**	**640**

Interest Only	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Not Interest Only	1,959	192,634,991.81	100.00%	7.977	345	83.85	640
Total	**1,959**	**192,634,991.81**	**100.00%**	**7.977**	**345**	**83.85**	**640**

Prepayment Penalty Original Term (mor	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Prepay Penalty: 0 months	509	34,470,571.56	17.89%	8.678	336	87.22	630
Prepay Penalty: 12 months	235	37,887,941.86	19.67%	7.426	349	81.94	654
Prepay Penalty: 24 months	787	50,676,241.60	26.31%	9.137	342	92.65	643
Prepay Penalty: 36 months	428	69,600,236.79	36.13%	7.085	349	76.82	634
Total	**1,959**	**192,634,991.81**	**100.00%**	**7.977**	**345**	**83.85**	**640**

Lien	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
First Lien	606	133,244,226.38	69.17%	6.957	351	76.96	636
Second Lien	1,353	59,390,765.43	30.83%	10.265	330	99.33	647
Total	**1,959**	**192,634,991.81**	**100.00%**	**7.977**	**345**	**83.85**	**640**

Documentation Type	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Easy Documentation	23	3,117,397.98	1.62%	7.494	341	77.36	640
Full Documentation	1,442	128,848,054.12	66.89%	7.787	343	84.42	632
Stated Documentation	494	60,669,539.71	31.49%	8.404	347	82.98	656
Total	**1,959**	**192,634,991.81**	**100.00%**	**7.977**	**345**	**83.85**	**640**

Loan Purpose	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Cash Out Refinance	707	113,074,627.89	58.70%	7.207	348	78.61	632
Home Improvement	20	3,604,796.63	1.87%	6.964	347	66.23	615
Purchase	1,220	73,598,485.64	38.21%	9.236	339	93.38	651
Rate/Term Refinance	12	2,357,081.65	1.22%	7.126	356	65.15	668
Total	**1,959**	**192,634,991.81**	**100.00%**	**7.977**	**345**	**83.85**	**640**

Property Type	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Condominium	139	9,703,043.67	5.04%	8.616	341	90.06	652
Single Family	1,601	152,278,875.24	79.05%	7.995	344	84.21	637
Two-Four Family	219	30,653,072.90	15.91%	7.686	347	80.14	649
Total	**1,959**	**192,634,991.81**	**100.00%**	**7.977**	**345**	**83.85**	**640**

Occupancy Status	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Non-owner	131	9,308,720.02	4.83%	8.097	331	75.41	656
Primary	1,814	181,427,065.36	94.18%	7.980	345	84.37	639
Second Home	14	1,899,206.43	0.99%	7.039	342	76.28	652
Total	**1,959**	**192,634,991.81**	**100.00%**	**7.977**	**345**	**83.85**	**640**

State	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Arizona	37	1,807,662.36	0.94%	9.066	345	93.94	628
Arkansas	2	161,313.19	0.08%	11.461	319	100.00	606
California	434	56,231,106.40	29.19%	7.822	350	82.39	645
Colorado	61	3,701,092.69	1.92%	8.493	352	93.15	649
Connecticut	36	3,765,809.32	1.95%	7.486	346	83.61	648
Delaware	10	471,022.66	0.24%	8.239	333	92.16	645
Florida	223	15,362,442.43	7.97%	8.365	333	83.84	627
Georgia	121	5,715,718.93	2.97%	9.084	323	91.03	606
Hawaii	40	6,921,730.89	3.59%	7.326	349	80.10	652
Idaho	10	300,562.82	0.16%	9.794	338	97.42	623
Illinois	101	5,394,670.13	2.80%	9.100	335	92.21	635
Indiana	10	324,328.84	0.17%	10.263	310	99.72	614
Kansas	5	337,737.54	0.18%	8.367	347	89.96	590
Kentucky	4	71,918.60	0.04%	10.775	275	99.60	605
Maine	1	84,925.49	0.04%	11.950	356	41.67	624
Maryland	95	8,678,242.95	4.51%	8.313	348	85.76	625
Massachusetts	69	5,989,690.93	3.11%	8.497	343	88.31	652
Michigan	34	1,638,013.12	0.85%	9.404	333	90.24	618
Minnesota	30	2,115,172.86	1.10%	8.012	350	88.13	663
Missouri	14	420,478.91	0.22%	9.177	299	83.19	613
Nevada	22	1,899,041.75	0.99%	7.941	306	82.90	650
New Hampshire	9	405,586.09	0.21%	8.229	315	79.39	653
New Jersey	95	14,314,794.86	7.43%	7.703	344	79.05	620
New Mexico	2	261,813.11	0.14%	6.952	347	61.18	655
New York	189	39,021,680.40	20.26%	7.272	351	80.20	650
North Carolina	38	1,739,992.69	0.90%	8.728	338	89.31	626
Ohio	19	736,022.57	0.38%	8.874	335	88.97	651
Oklahoma	1	101,640.88	0.05%	8.700	358	90.00	590
Oregon	13	598,615.82	0.31%	9.103	343	93.34	643
Pennsylvania	27	2,715,705.13	1.41%	7.720	336	86.25	639
Rhode Island	4	300,796.99	0.16%	8.721	358	87.99	662
South Carolina	13	256,072.05	0.13%	9.680	280	90.88	597
Tennessee	10	327,799.15	0.17%	9.543	323	91.21	572
Texas	53	2,415,036.99	1.25%	9.090	319	91.07	620
Utah	13	686,028.94	0.36%	8.718	331	91.23	663
Vermont	1	92,734.52	0.05%	6.600	358	67.75	667
Virginia	49	3,504,846.32	1.82%	9.139	342	91.54	627
Washington	49	3,317,969.42	1.72%	8.489	349	93.15	644
West Virginia	1	17,198.34	0.01%	9.000	177	100.00	649
Wisconsin	14	427,974.73	0.22%	9.964	311	91.11	629
Total	**1,959**	**192,634,991.81**	**100.00%**	**7.977**	**345**	**83.85**	**640**

Gross Margin	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Total	**0**	**0.00**	**100.00%**	**0.000**	**0**	**0.00**	**0**

Minimum Interest Rate	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Total	**0**	**0.00**	**100.00%**	**0.000**	**0**	**0.00**	**0**

Maximum Interest Rate	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Total	**0**	**0.00**	**100.00%**	**0.000**	**0**	**0.00**	**0**

Initial Periodic Rate Cap	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Total	**0**	**0.00**	**100.00%**	**0.000**	**0**	**0.00**	**0**

Subsequent Periodic Rate Cap	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Total	**0**	**0.00**	**100.00%**	**0.000**	**0**	**0.00**	**0**

Next Rate Change Date	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Total	**0**	**0.00**	**100.00%**	**0.000**	**0**	**0.00**	**0**

Silent 2nd	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Has 2nd lien	118	24,646,545.38	12.79%	7.102	356	82.25	645
No Silent 2nd	1,841	167,988,446.43	87.21%	8.105	343	84.09	639
Total	**1,959**	**192,634,991.81**	**100.00%**	**7.977**	**345**	**83.85**	**640**

Fremont 2005-1

GROUP 2 IO

		Minimum	Maximum
Scheduled Principal Balance	$171,973,969	$57,520	$1,000,000
Average Scheduled Principal Balance	$314,395		
Number of Mortgage Loans	547		
Weighted Average Gross Coupon	6.271%	4.990%	8.900%
Weighted Average FICO Score	628	552	813
Weighted Average Combined Original LTV	81.78%	15.87%	100.00%
Weighted Average Original Term	360 months	360 months	360 months
Weighted Average Stated Remaining Term	358 months	355 months	358 months
Weighted Average Seasoning	2 months	2 months	5 months
Weighted Average Gross Margin	6.832%	5.940%	6.990%
Weighted Average Minimum Interest Rate	6.279%	4.990%	8.900%
Weighted Average Maximum Interest Rate	13.271%	11.990%	15.900%
Weighted Average Initial Rate Cap	3.000%	3.000%	3.000%
Weighted Average Subsequent Rate Cap	1.500%	1.500%	1.500%
Weighted Average Months to Roll	23 months	19 months	58 months
Maturity Date		Oct 1 2034	Jan 1 2035
Maximum Zip Code Concentration	1.15% 95020 (Gilroy, CA)		

ARM	100.00%	Cash Out Refinance	37.46%
		Home Improvement	2.29%
2/28 6 MO LIBOR IO	93.27%	Purchase	59.15%
3/27 6 MO LIBOR IO	6.63%	Rate/Term Refinance	1.10%
5/25 IO	0.10%		
		Condominium	5.88%
Interest Only	100.00%	Single Family	90.88%
		Two-Four Family	3.24%
Prepay Penalty: 0 months	11.25%		
Prepay Penalty: 12 months	9.34%	Primary	99.15%
Prepay Penalty: 24 months	72.74%	Second Home	0.85%
Prepay Penalty: 30 months	0.09%		
Prepay Penalty: 36 months	6.58%	Top 5 States:	
		California	59.58%
First Lien	100.00%	Florida	5.69%
		Maryland	4.40%
Easy Documentation	2.23%	Arizona	3.55%
Full Documentation	85.91%	Georgia	3.03%
Stated Documentation	11.86%		

Fremont 2005-1

GROUP 2 IO

Current Principal Balance	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
50,000.01 - 100,000.00	12	1,073,084.65	0.62%	6.832	358	74.82	604
100,000.01 - 150,000.00	73	9,036,510.49	5.25%	6.939	358	82.50	599
150,000.01 - 200,000.00	82	14,363,397.78	8.35%	6.579	358	81.31	603
200,000.01 - 250,000.00	78	17,666,070.01	10.27%	6.504	358	80.93	604
250,000.01 - 300,000.00	50	13,439,574.98	7.81%	6.376	358	81.07	603
300,000.01 - 350,000.00	34	11,028,447.00	6.41%	6.391	358	82.54	599
350,000.01 - 400,000.00	48	18,324,295.31	10.66%	6.222	358	82.19	625
400,000.01 - 450,000.00	56	23,712,273.32	13.79%	6.143	358	82.70	651
450,000.01 - 500,000.00	47	22,292,342.78	12.96%	6.039	358	81.80	652
500,000.01 - 550,000.00	24	12,365,460.00	7.19%	5.833	358	79.81	654
550,000.01 - 600,000.00	15	8,544,130.99	4.97%	6.049	358	80.35	633
600,000.01 - 650,000.00	9	5,659,961.00	3.29%	6.212	358	84.37	642
650,000.01 - 700,000.00	8	5,336,221.00	3.10%	6.124	357	83.06	631
700,000.01 - 750,000.00	3	2,229,000.00	1.30%	6.444	358	81.23	676
750,000.01 - 800,000.00	3	2,343,200.00	1.36%	6.680	358	86.69	634
800,000.01 - 850,000.00	2	1,700,000.00	0.99%	6.270	358	84.18	631
850,000.01 - 900,000.00	1	880,000.00	0.51%	6.000	358	80.00	641
950,000.01 - 1,000,000.00	2	1,980,000.00	1.15%	5.497	358	80.00	662
Total	**547**	**171,973,969.31**	**100.00%**	**6.271**	**358**	**81.78**	**628**

Current Gross Rate	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
4.500 - 4.999	3	1,452,500.00	0.84%	4.990	358	74.54	695
5.000 - 5.499	36	16,057,126.00	9.34%	5.256	358	79.14	658
5.500 - 5.999	157	59,033,118.70	34.33%	5.813	358	80.17	643
6.000 - 6.499	114	36,512,590.82	21.23%	6.267	358	81.51	617
6.500 - 6.999	151	38,022,999.31	22.11%	6.749	358	81.76	611
7.000 - 7.499	39	9,913,638.29	5.76%	7.241	358	86.97	609
7.500 - 7.999	34	8,303,422.33	4.83%	7.687	358	90.50	609
8.000 - 8.499	10	1,589,053.86	0.92%	8.183	358	92.07	599
8.500 - 8.999	3	1,089,520.00	0.63%	8.723	357	98.94	614
Total	**547**	**171,973,969.31**	**100.00%**	**6.271**	**358**	**81.78**	**628**

FICO	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
550-574	8	2,565,400.00	1.49%	6.719	358	77.31	563
575-599	187	45,524,461.94	26.47%	6.599	358	81.22	590
600-624	212	59,757,641.26	34.75%	6.392	358	82.81	610
625-649	47	21,001,841.33	12.21%	5.920	358	81.77	637
650-674	41	19,521,676.00	11.35%	5.879	358	81.24	662
675-699	19	8,218,749.00	4.78%	6.022	358	81.03	684
700+	33	15,384,199.78	8.95%	5.863	358	81.31	733
Total	**547**	**171,973,969.31**	**100.00%**	**6.271**	**358**	**81.78**	**628**

Combined Original LTV	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
0.01- 49.99	3	800,000.00	0.47%	5.715	358	42.32	622
50.00- 54.99	3	1,185,000.00	0.69%	6.062	358	53.54	599
55.00- 59.99	3	638,800.00	0.37%	6.387	358	58.44	599
60.00- 64.99	3	1,187,649.50	0.69%	5.753	358	61.78	643
65.00- 69.99	7	2,204,600.00	1.28%	5.906	358	66.47	593
70.00- 74.99	10	3,747,477.00	2.18%	6.234	358	72.42	605
75.00- 79.99	30	10,307,692.36	5.99%	6.098	358	77.67	636
80.00	337	103,343,802.48	60.09%	6.101	358	80.00	633
80.01- 84.99	12	4,164,999.99	2.42%	6.142	357	83.27	617
85.00- 89.99	36	11,316,147.99	6.58%	6.348	358	86.31	617
90.00- 94.99	81	25,415,691.12	14.78%	6.697	358	90.28	616
95.00- 99.99	11	3,004,149.87	1.75%	7.178	358	95.32	621
100.00	11	4,657,959.00	2.71%	7.910	358	100.00	632
Total	**547**	**171,973,969.31**	**100.00%**	**6.271**	**358**	**81.78**	**628**

Original Term (months)	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
360	547	171,973,969.31	100.00%	6.271	358	81.78	628
Total	**547**	**171,973,969.31**	**100.00%**	**6.271**	**358**	**81.78**	**628**

Stated Remaining Term (months)	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
301-360	547	171,973,969.31	100.00%	6.271	358	81.78	628
Total	**547**	**171,973,969.31**	**100.00%**	**6.271**	**358**	**81.78**	**628**

Debt Ratio	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
0.01 -20.00	8	3,885,019.50	2.26%	6.268	358	76.10	621
20.01 -25.00	15	5,380,088.99	3.13%	6.363	358	81.46	624
25.01 -30.00	20	6,589,407.98	3.83%	6.526	358	83.78	610
30.01 -35.00	39	10,283,542.78	5.98%	6.275	358	82.30	623
35.01 -40.00	79	25,136,790.84	14.62%	6.222	358	80.56	635
40.01 -45.00	108	33,467,674.75	19.46%	6.266	358	81.41	628
45.01 -50.00	274	86,251,356.47	50.15%	6.257	358	82.33	628
50.01 -55.00	3	736,338.00	0.43%	6.740	358	84.72	604
60.01+	1	243,750.00	0.14%	6.550	358	75.00	813
Total	**547**	**171,973,969.31**	**100.00%**	**6.271**	**358**	**81.78**	**628**

FRM/ARM	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
ARM	547	171,973,969.31	100.00%	6.271	358	81.78	628
Total	**547**	**171,973,969.31**	**100.00%**	**6.271**	**358**	**81.78**	**628**

Product	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
2/28 6 MO LIBOR IO	516	160,398,087.53	93.27%	6.272	358	81.95	626
3/27 6 MO LIBOR IO	30	11,400,781.78	6.63%	6.252	358	79.36	649
5/25 IO	1	175,100.00	0.10%	6.500	358	85.00	608
Total	**547**	**171,973,969.31**	**100.00%**	**6.271**	**358**	**81.78**	**628**

Interest Only	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Interest Only	547	171,973,969.31	100.00%	6.271	358	81.78	628
Total	**547**	**171,973,969.31**	**100.00%**	**6.271**	**358**	**81.78**	**628**

Prepayment Penalty Original Term (months)	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Prepay Penalty: 0 months	73	19,352,933.33	11.25%	6.719	358	84.86	625
Prepay Penalty: 12 months	44	16,058,246.50	9.34%	6.510	358	80.55	625
Prepay Penalty: 24 months	395	125,090,172.37	72.74%	6.170	358	81.55	628
Prepay Penalty: 30 months	1	159,840.00	0.09%	6.650	358	80.00	591
Prepay Penalty: 36 months	34	11,312,777.11	6.58%	6.276	358	80.81	634
Total	**547**	**171,973,969.31**	**100.00%**	**6.271**	**358**	**81.78**	**628**

Lien	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
First Lien	547	171,973,969.31	100.00%	6.271	358	81.78	628
Total	**547**	**171,973,969.31**	**100.00%**	**6.271**	**358**	**81.78**	**628**

Documentation Type	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Easy Documentation	8	3,835,750.00	2.23%	6.864	358	79.18	620
Full Documentation	494	147,737,884.31	85.91%	6.261	358	82.13	623
Stated Documentation	45	20,400,335.00	11.86%	6.230	358	79.72	668
Total	**547**	**171,973,969.31**	**100.00%**	**6.271**	**358**	**81.78**	**628**

Loan Purpose	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Cash Out Refinance	191	64,426,808.50	37.46%	6.255	358	81.55	621
Home Improvement	11	3,930,977.00	2.29%	6.229	358	81.07	625
Purchase	340	101,725,283.81	59.15%	6.281	358	81.86	633
Rate/Term Refinance	5	1,890,900.00	1.10%	6.329	358	86.68	621
Total	**547**	**171,973,969.31**	**100.00%**	**6.271**	**358**	**81.78**	**628**

Property Type	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Condominium	39	10,116,486.72	5.88%	6.582	358	82.21	620
Single Family	493	156,283,492.76	90.88%	6.254	358	81.70	629
Two-Four Family	15	5,573,989.83	3.24%	6.164	358	83.21	617
Total	**547**	**171,973,969.31**	**100.00%**	**6.271**	**358**	**81.78**	**628**

Occupancy Status	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Primary	544	170,505,078.31	99.15%	6.268	358	81.71	627
Second Home	3	1,468,891.00	0.85%	6.596	357	89.40	687
Total	**547**	**171,973,969.31**	**100.00%**	**6.271**	**358**	**81.78**	**628**

State	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Arizona	26	6,098,659.37	3.55%	6.621	358	82.14	602
Arkansas	1	539,920.00	0.31%	6.990	358	80.00	609
California	263	102,466,306.24	59.58%	6.088	358	80.81	635
Colorado	24	4,700,004.79	2.73%	6.230	358	80.86	621
Connecticut	7	1,743,050.00	1.01%	6.849	358	83.03	637
Florida	39	9,784,719.29	5.69%	6.705	358	84.94	622
Georgia	30	5,206,960.68	3.03%	7.154	358	85.37	603
Hawaii	3	831,200.00	0.48%	6.211	358	81.73	636
Idaho	2	196,800.00	0.11%	7.508	358	88.11	589
Illinois	7	2,399,759.31	1.40%	6.561	358	82.99	600
Kentucky	1	103,450.00	0.06%	7.400	356	80.00	589
Maryland	23	7,565,473.99	4.40%	6.687	358	86.69	611
Massachusetts	14	4,308,710.00	2.51%	6.364	358	84.32	633
Michigan	3	362,267.33	0.21%	7.254	358	82.68	597
Minnesota	6	1,232,140.00	0.72%	6.383	358	82.04	642
Missouri	3	386,675.00	0.22%	7.221	358	91.21	599
Montana	1	104,079.99	0.06%	5.990	357	80.00	604
Nebraska	1	111,000.00	0.06%	8.400	357	94.87	603
Nevada	11	3,212,649.00	1.87%	6.383	358	81.74	647
New Jersey	10	3,408,170.00	1.98%	6.503	358	87.45	617
New York	11	4,230,525.00	2.46%	5.924	358	79.67	622
North Carolina	8	1,384,577.58	0.81%	6.547	358	80.81	644
Ohio	3	397,300.00	0.23%	7.033	358	88.68	598
Oregon	3	444,499.99	0.26%	6.475	358	81.96	608
Pennsylvania	1	138,400.00	0.08%	6.750	358	80.00	590
Rhode Island	1	185,600.00	0.11%	6.750	358	80.00	601
Tennessee	3	703,530.00	0.41%	6.671	357	82.18	632
Texas	2	204,000.00	0.12%	6.076	358	80.00	593
Utah	5	575,570.00	0.33%	6.913	358	74.52	597
Virginia	15	4,574,159.97	2.66%	6.285	358	79.50	614
Washington	19	4,304,611.76	2.50%	6.175	358	81.06	611
Wisconsin	1	69,200.00	0.04%	6.990	358	80.00	580
Total	**547**	**171,973,969.31**	**100.00%**	**6.271**	**358**	**81.78**	**628**

Gross Margin	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
5.500 - 5.999	3	1,197,400.00	0.70%	4.992	358	75.77	691
6.000 - 6.499	52	23,036,721.00	13.40%	5.336	358	79.41	657
6.500 - 6.999	492	147,739,848.31	85.91%	6.427	358	82.20	623
Total	**547**	**171,973,969.31**	**100.00%**	**6.271**	**358**	**81.78**	**628**

Minimum Interest Rate	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
4.500 - 4.999	2	935,000.00	0.54%	4.990	358	74.58	715
5.000 - 5.499	35	15,545,926.00	9.04%	5.261	358	79.11	656
5.500 - 5.999	157	59,033,118.70	34.33%	5.813	358	80.17	643
6.000 - 6.499	115	37,023,790.82	21.53%	6.251	358	81.48	618
6.500 - 6.999	154	38,899,499.31	22.62%	6.734	358	81.69	611
7.000 - 7.499	38	9,665,638.29	5.62%	7.242	358	87.15	608
7.500 - 7.999	34	8,303,422.33	4.83%	7.687	358	90.50	609
8.000 - 8.499	9	1,478,053.86	0.86%	8.167	358	91.86	599
8.500 - 8.999	3	1,089,520.00	0.63%	8.723	357	98.94	614
Total	**547**	**171,973,969.31**	**100.00%**	**6.271**	**358**	**81.78**	**628**

Maximum Interest Rate	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
11.500 -11.999	3	1,452,500.00	0.84%	4.990	358	74.54	695
12.000 -12.499	36	16,057,126.00	9.34%	5.256	358	79.14	658
12.500 -12.999	157	59,033,118.70	34.33%	5.813	358	80.17	643
13.000 -13.499	114	36,512,590.82	21.23%	6.267	358	81.51	617
13.500 -13.999	151	38,022,999.31	22.11%	6.749	358	81.76	611
14.000 -14.499	39	9,913,638.29	5.76%	7.241	358	86.97	609
14.500 -14.999	34	8,303,422.33	4.83%	7.687	358	90.50	609
15.000 -15.499	10	1,589,053.86	0.92%	8.183	358	92.07	599
15.500 -15.999	3	1,089,520.00	0.63%	8.723	357	98.94	614
Total	**547**	**171,973,969.31**	**100.00%**	**6.271**	**358**	**81.78**	**628**

Initial Periodic Rate Cap	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
3.000	547	171,973,969.31	100.00%	6.271	358	81.78	628
Total	**547**	**171,973,969.31**	**100.00%**	**6.271**	**358**	**81.78**	**628**

Subsequent Periodic Rate Cap	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
1.500	547	171,973,969.31	100.00%	6.271	358	81.78	628
Total	**547**	**171,973,969.31**	**100.00%**	**6.271**	**358**	**81.78**	**628**

Next Rate Change Date	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
10/01/06	1	254,400.00	0.15%	6.600	355	80.00	597
11/01/06	22	5,986,834.21	3.48%	6.710	356	83.97	621
12/01/06	49	16,523,505.46	9.61%	6.165	357	81.24	622
01/01/07	444	137,633,347.86	80.03%	6.265	358	81.95	627
12/01/07	2	1,029,500.00	0.60%	5.487	357	77.22	656
01/01/08	28	10,371,281.78	6.03%	6.328	358	79.57	648
01/01/10	1	175,100.00	0.10%	6.500	358	85.00	608
Total	**547**	**171,973,969.31**	**100.00%**	**6.271**	**358**	**81.78**	**628**

Silent 2nd	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Has 2nd lien	383	111,982,735.46	65.12%	6.206	358	80.98	631
No Silent 2nd	164	59,991,233.85	34.88%	6.391	358	83.28	622
Total	**547**	**171,973,969.31**	**100.00%**	**6.271**	**358**	**81.78**	**628**

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein.

The information contained herein will be superseded by the description of the mortgage loans contained in the prospectus supplement. Such information supersedes the information in all prior collateral term sheets, if any.

Fremont 2005-1
2nd LIENS

		Minimum	Maximum
Scheduled Principal Balance	$59,390,765	$4,296	$166,781
Average Scheduled Principal Balance	$43,896		
Number of Mortgage Loans	1,353		
Weighted Average Gross Coupon	10.265%	7.725%	14.250%
Weighted Average FICO Score	647	547	807
Weighted Average Combined Original LTV	99.33%	80.00%	100.00%
Weighted Average Original Term	332 months	60 months	360 months
Weighted Average Stated Remaining Term	330 months	56 months	359 months
Weighted Average Seasoning	2 months	1 months	5 months
Weighted Average Gross Margin	0.000%	0.000%	0.000%
Weighted Average Minimum Interest Rate	0.000%	0.000%	0.000%
Weighted Average Maximum Interest Rate	0.000%	0.000%	0.000%
Weighted Average Initial Rate Cap	0.000%	0.000%	0.000%
Weighted Average Subsequent Rate Cap	0.000%	0.000%	0.000%
Weighted Average Months to Roll	months	months	months
Maturity Date		Nov 1 2009	Feb 1 2035
Maximum Zip Code Concentration	0.57%	94509 (Antioch, CA)	

Fixed Rate	100.00%	Condominium	7.87%
		Single Family	81.19%
Fixed Rate	100.00%	Two-Four Family	10.94%
Not Interest Only	100.00%	Non-owner	1.52%
		Primary	98.38%
Prepay Penalty: 0 months	25.77%	Second Home	0.10%
Prepay Penalty: 12 months	9.48%		
Prepay Penalty: 24 months	58.82%	Top 5 States:	
Prepay Penalty: 36 months	5.93%	California	34.79%
		New York	8.20%
Second Lien	100.00%	Florida	7.53%
		Maryland	5.14%
Easy Documentation	0.18%	Illinois	4.81%
Full Documentation	63.73%		
Stated Documentation	36.09%		
Cash Out Refinance	18.55%		
Home Improvement	0.14%		
Purchase	81.17%		
Rate/Term Refinance	0.13%		

Fremont 2005-1

2nd LIENS

Current Principal Balance	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
0.01 - 50,000.00	897	22,344,022.60	37.62%	10.616	296	98.92	630
50,000.01 - 100,000.00	353	24,655,934.64	41.51%	10.247	349	99.48	650
100,000.01 - 150,000.00	97	11,427,768.91	19.24%	9.706	354	99.73	671
150,000.01 - 200,000.00	6	963,039.28	1.62%	9.253	358	100.00	660
Total	**1,353**	**59,390,765.43**	**100.00%**	**10.265**	**330**	**99.33**	**647**

Current Gross Rate	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
7.500 - 7.999	5	289,363.77	0.49%	7.964	358	100.00	708
8.000 - 8.499	15	933,261.22	1.57%	8.325	350	99.90	694
8.500 - 8.999	154	9,715,271.36	16.36%	8.793	352	99.53	685
9.000 - 9.499	108	6,343,022.13	10.68%	9.253	346	99.61	688
9.500 - 9.999	144	8,808,502.17	14.83%	9.795	344	99.25	646
10.000 -10.499	108	5,351,415.10	9.01%	10.219	347	99.47	631
10.500 -10.999	260	11,911,663.51	20.06%	10.768	334	99.67	624
11.000 -11.499	202	8,128,669.41	13.69%	11.162	320	99.71	633
11.500 -11.999	161	4,067,966.98	6.85%	11.700	282	98.54	620
12.000 -12.499	113	1,410,622.33	2.38%	12.224	165	95.31	606
12.500 -12.999	67	2,238,412.33	3.77%	12.558	308	98.84	625
13.000 -13.499	14	158,955.55	0.27%	13.180	114	91.14	583
13.500 -13.999	1	21,187.10	0.04%	13.750	178	85.00	553
14.000 -14.499	1	12,452.47	0.02%	14.250	118	85.00	587
Total	**1,353**	**59,390,765.43**	**100.00%**	**10.265**	**330**	**99.33**	**647**

FICO	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
525-549	1	12,543.59	0.02%	11.500	118	90.00	547
550-574	98	1,102,590.17	1.86%	12.071	132	94.06	561
575-599	266	9,150,757.11	15.41%	10.857	322	99.59	589
600-624	269	10,842,247.24	18.26%	10.642	328	99.43	612
625-649	267	13,300,329.45	22.39%	10.612	337	99.44	637
650-674	204	10,826,152.92	18.23%	9.766	338	99.38	661
675-699	111	5,848,430.23	9.85%	9.608	341	99.18	687
700+	137	8,307,714.72	13.99%	9.439	340	99.48	734
Total	**1,353**	**59,390,765.43**	**100.00%**	**10.265**	**330**	**99.33**	**647**

Combined Original LTV	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
80.00	1	11,951.55	0.02%	13.250	118	80.00	551
85.00- 89.99	11	245,744.15	0.41%	11.220	230	87.25	648
90.00- 94.99	40	969,472.70	1.63%	10.597	277	91.58	646
95.00- 99.99	311	6,570,398.36	11.06%	10.812	262	95.66	631
100.00	990	51,593,198.67	86.87%	10.184	340	100.00	649
Total	**1,353**	**59,390,765.43**	**100.00%**	**10.265**	**330**	**99.33**	**647**

Original Term (months)	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
60	23	220,104.87	0.37%	11.782	58	94.01	621
120	239	2,645,078.65	4.45%	11.767	118	95.42	610
180	110	2,299,152.04	3.87%	10.894	178	97.92	625
240	146	4,464,017.24	7.52%	10.714	238	99.63	642
360	835	49,762,412.63	83.79%	10.110	358	99.59	650
Total	**1,353**	**59,390,765.43**	**100.00%**	**10.265**	**330**	**99.33**	**647**

Stated Remaining Term (montl	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
1- 60	23	220,104.87	0.37%	11.782	58	94.01	621
61-120	239	2,645,078.65	4.45%	11.767	118	95.42	610
121-180	110	2,299,152.04	3.87%	10.894	178	97.92	625
181-240	146	4,464,017.24	7.52%	10.714	238	99.63	642
301-360	835	49,762,412.63	83.79%	10.110	358	99.59	650
Total	**1,353**	**59,390,765.43**	**100.00%**	**10.265**	**330**	**99.33**	**647**

Debt Ratio	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
0.01 -20.00	29	957,793.52	1.61%	10.485	308	98.71	640
20.01 -25.00	30	1,274,504.79	2.15%	10.578	325	99.15	635
25.01 -30.00	42	986,227.32	1.66%	10.629	280	99.16	631
30.01 -35.00	110	4,041,322.95	6.80%	10.348	324	99.35	649
35.01 -40.00	196	8,410,508.68	14.16%	10.036	332	99.33	652
40.01 -45.00	305	14,603,811.58	24.59%	10.298	332	99.19	652
45.01 -50.00	589	27,647,608.02	46.55%	10.246	333	99.47	644
50.01 -55.00	51	1,422,705.08	2.40%	10.730	308	98.47	626
55.01 -60.00	1	46,283.49	0.08%	11.000	358	100.00	593
Total	**1,353**	**59,390,765.43**	**100.00%**	**10.265**	**330**	**99.33**	**647**

FRM/ARM	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Fixed Rate	1,353	59,390,765.43	100.00%	10.265	330	99.33	647
Total	**1,353**	**59,390,765.43**	**100.00%**	**10.265**	**330**	**99.33**	**647**

Product	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Fixed Rate	1,353	59,390,765.43	100.00%	10.265	330	99.33	647
Total	**1,353**	**59,390,765.43**	**100.00%**	**10.265**	**330**	**99.33**	**647**

Interest Only	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Not Interest Only	1,353	59,390,765.43	100.00%	10.265	330	99.33	647
Total	**1,353**	**59,390,765.43**	**100.00%**	**10.265**	**330**	**99.33**	**647**

Prepayment Penalty Original T	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Prepay Penalty: 0 months	415	15,307,637.82	25.77%	10.482	321	99.17	644
Prepay Penalty: 12 months	123	5,628,999.18	9.48%	10.649	329	98.89	654
Prepay Penalty: 24 months	724	34,934,153.07	58.82%	10.120	335	99.46	647
Prepay Penalty: 36 months	91	3,519,975.36	5.93%	10.159	319	99.38	646
Total	**1,353**	**59,390,765.43**	**100.00%**	**10.265**	**330**	**99.33**	**647**

Lien	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Second Lien	1,353	59,390,765.43	100.00%	10.265	330	99.33	647
Total	**1,353**	**59,390,765.43**	**100.00%**	**10.265**	**330**	**99.33**	**647**

Documentation Type	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Easy Documentation	9	104,501.45	0.18%	11.659	138	94.25	585
Full Documentation	1,013	37,851,779.81	63.73%	10.051	324	99.23	634
Stated Documentation	331	21,434,484.17	36.09%	10.638	342	99.52	669
Total	**1,353**	**59,390,765.43**	**100.00%**	**10.265**	**330**	**99.33**	**647**

Loan Purpose	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Cash Out Refinance	255	11,019,533.77	18.55%	10.147	330	98.80	634
Home Improvement	1	84,968.34	0.14%	10.800	358	100.00	639
Purchase	1,094	48,206,977.37	81.17%	10.291	330	99.45	650
Rate/Term Refinance	3	79,285.95	0.13%	10.289	291	98.05	625
Total	**1,353**	**59,390,765.43**	**100.00%**	**10.265**	**330**	**99.33**	**647**

Property Type	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Condominium	107	4,672,761.12	7.87%	10.359	337	99.56	656
Single Family	1,111	48,221,169.95	81.19%	10.220	331	99.38	644
Two-Four Family	135	6,496,834.36	10.94%	10.538	321	98.75	661
Total	**1,353**	**59,390,765.43**	**100.00%**	**10.265**	**330**	**99.33**	**647**

Occupancy Status	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Non-owner	84	903,304.35	1.52%	12.105	124	93.74	644
Primary	1,265	58,430,211.49	98.38%	10.235	333	99.42	647
Second Home	4	57,249.59	0.10%	11.979	116	95.00	686
Total	**1,353**	**59,390,765.43**	**100.00%**	**10.265**	**330**	**99.33**	**647**

State	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Arizona	33	1,296,455.77	2.18%	9.978	340	99.49	634
Arkansas	2	161,313.19	0.27%	11.461	319	100.00	606
California	292	20,663,016.58	34.79%	9.828	346	99.47	656
Colorado	54	2,253,973.56	3.80%	9.691	348	99.37	650
Connecticut	25	832,241.22	1.40%	10.647	304	99.57	635
Delaware	8	211,641.14	0.36%	9.922	303	99.48	646
Florida	147	4,472,230.33	7.53%	10.585	307	99.31	638
Georgia	100	2,557,247.79	4.31%	10.807	301	98.88	623
Hawaii	16	855,851.64	1.44%	9.920	334	99.02	697
Idaho	9	223,212.69	0.38%	10.346	331	99.99	627
Illinois	88	2,855,999.28	4.81%	10.797	322	99.41	641
Indiana	9	199,482.35	0.34%	10.333	280	99.55	621
Kansas	2	22,192.93	0.04%	11.099	187	97.89	594
Kentucky	4	71,918.60	0.12%	10.775	275	99.60	605
Maryland	66	3,049,810.92	5.14%	10.652	333	99.66	634
Massachusetts	56	2,786,332.54	4.69%	10.405	334	99.04	648
Michigan	23	576,807.20	0.97%	10.930	289	99.57	621
Minnesota	24	885,965.14	1.49%	10.008	339	99.68	653
Missouri	12	189,818.58	0.32%	11.138	230	98.26	621
Nevada	16	702,894.69	1.18%	10.412	326	99.80	641
New Hampshire	7	81,574.51	0.14%	11.285	148	96.86	660
New Jersey	44	2,059,556.30	3.47%	11.080	325	98.99	645
New Mexico	1	12,462.50	0.02%	10.990	178	100.00	585
New York	77	4,867,726.26	8.20%	10.484	329	98.75	661
North Carolina	31	736,429.04	1.24%	10.626	311	99.45	631
Ohio	15	335,583.70	0.57%	10.375	308	99.57	644
Oregon	11	361,317.51	0.61%	10.599	334	98.10	644
Pennsylvania	13	452,151.54	0.76%	10.539	295	98.31	627
Rhode Island	3	120,119.54	0.20%	9.882	358	100.00	621
South Carolina	12	149,752.62	0.25%	11.299	224	98.61	604
Tennessee	8	129,717.79	0.22%	11.047	268	99.03	594
Texas	43	1,096,162.34	1.85%	10.723	291	99.61	630
Utah	12	389,570.71	0.66%	10.413	311	99.77	631
Virginia	37	1,917,472.53	3.23%	10.379	339	99.79	640
Washington	40	1,507,985.97	2.54%	9.984	338	99.29	638
West Virginia	1	17,198.34	0.03%	9.000	177	100.00	649
Wisconsin	12	287,578.09	0.48%	11.058	289	98.60	615
Total	**1,353**	**59,390,765.43**	**100.00%**	**10.265**	**330**	**99.33**	**647**

Gross Margin	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Total	**0**	**0.00**	**100.00%**	**0.000**	**0**	**0.00**	**0**

Minimum Interest Rate	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Total	**0**	**0.00**	**100.00%**	**0.000**	**0**	**0.00**	**0**

Maximum Interest Rate	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Total	**0**	**0.00**	**100.00%**	**0.000**	**0**	**0.00**	**0**

Initial Periodic Rate Cap	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Total	**0**	**0.00**	**100.00%**	**0.000**	**0**	**0.00**	**0**

Subsequent Periodic Rate Cap	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Total	**0**	**0.00**	**100.00%**	**0.000**	**0**	**0.00**	**0**

Next Rate Change Date	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Total	**0**	**0.00**	**100.00%**	**0.000**	**0**	**0.00**	**0**

Silent 2nd	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
No Silent 2nd	1,353	59,390,765.43	100.00%	10.265	330	99.33	647
Total	**1,353**	**59,390,765.43**	**100.00%**	**10.265**	**330**	**99.33**	**647**

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein.

The information contained herein will be superseded by the description of the mortgage loans contained in the prospectus supplement. Such information supersedes the information in all prior collateral term sheets, if any.

Fremont 2005-1
Stated Doc

		Minimum	Maximum
Scheduled Principal Balance	$472,462,872	$14,970	$750,000
Average Scheduled Principal Balance	$222,440		
Number of Mortgage Loans	2,124		
Weighted Average Gross Coupon	7.468%	4.990%	12.790%
Weighted Average FICO Score	628	500	807
Weighted Average Combined Original LTV	79.05%	18.12%	100.00%
Weighted Average Original Term	359 months	120 months	360 months
Weighted Average Stated Remaining Term	356 months	116 months	359 months
Weighted Average Seasoning	2 months	1 months	8 months
Weighted Average Gross Margin	6.970%	5.940%	6.990%
Weighted Average Minimum Interest Rate	7.330%	4.990%	12.150%
Weighted Average Maximum Interest Rate	14.330%	11.990%	19.150%
Weighted Average Initial Rate Cap	3.000%	3.000%	3.000%
Weighted Average Subsequent Rate Cap	1.500%	1.500%	1.500%
Weighted Average Months to Roll	22 months	16 months	58 months
Maturity Date		Nov 1 2014	Feb 1 2035
Maximum Zip Code Concentration	0.54%	11236 (Brooklyn, NY)	

ARM	87.16%	Stated Documentation	100.00%
Fixed Rate	12.84%		
		Cash Out Refinance	50.90%
2/28 6 MO LIBOR	77.56%	Home Improvement	1.76%
2/28 6 MO LIBOR IO	6.21%	Purchase	46.15%
3/27 6 MO LIBOR	1.90%	Rate/Term Refinance	1.19%
3/27 6 MO LIBOR IO	0.65%		
5/25 6 MO LIBOR	0.84%	Condominium	6.05%
Fixed Rate	12.84%	Single Family	76.82%
		Two-Four Family	17.13%
Interest Only	6.86%		
Not Interest Only	93.14%	Non-owner	4.84%
		Primary	94.24%
Prepay Penalty: 0 months	19.92%	Second Home	0.92%
Prepay Penalty: 12 months	16.63%		
Prepay Penalty: 24 months	57.18%	Top 5 States:	
Prepay Penalty: 30 months	0.04%	California	33.00%
Prepay Penalty: 36 months	6.23%	New York	17.33%
		New Jersey	10.20%
First Lien	95.46%	Florida	7.23%
Second Lien	4.54%	Massachusetts	4.77%

Fremont 2005-1

Stated Doc

Current Principal Balance	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
0.01 - 50,000.00	135	4,594,234.06	0.97%	11.137	320	96.84	654
50,000.01 - 100,000.00	315	24,175,276.59	5.12%	9.533	350	86.66	630
100,000.01 - 150,000.00	303	37,842,579.24	8.01%	8.228	355	78.84	619
150,000.01 - 200,000.00	312	55,212,687.75	11.69%	7.603	355	75.39	617
200,000.01 - 250,000.00	270	61,243,606.84	12.96%	7.485	358	75.93	613
250,000.01 - 300,000.00	198	54,344,679.87	11.50%	7.479	356	77.70	611
300,000.01 - 350,000.00	201	65,184,317.76	13.80%	7.128	358	78.75	629
350,000.01 - 400,000.00	164	61,354,489.66	12.99%	7.138	358	80.72	632
400,000.01 - 450,000.00	102	43,436,343.29	9.19%	6.899	358	79.63	644
450,000.01 - 500,000.00	66	31,476,888.81	6.66%	6.836	358	77.71	642
500,000.01 - 550,000.00	21	11,111,556.53	2.35%	6.995	358	82.05	664
550,000.01 - 600,000.00	22	12,678,597.33	2.68%	6.805	358	80.87	656
600,000.01 - 650,000.00	10	6,207,239.14	1.31%	6.941	358	88.87	667
650,000.01 - 700,000.00	2	1,351,643.54	0.29%	8.309	358	94.84	698
700,000.01 - 750,000.00	3	2,248,731.77	0.48%	6.563	358	81.64	651
Total	**2,124**	**472,462,872.18**	**100.00%**	**7.468**	**356**	**79.05**	**628**

Current Gross Rate	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
4.500 - 4.999	1	219,735.16	0.05%	4.990	358	80.00	669
5.000 - 5.499	5	2,204,384.00	0.47%	5.214	358	78.34	682
5.500 - 5.999	106	36,868,046.06	7.80%	5.865	358	77.81	676
6.000 - 6.499	175	56,673,686.83	12.00%	6.285	358	76.97	668
6.500 - 6.999	428	119,955,312.23	25.39%	6.777	358	78.90	644
7.000 - 7.499	263	61,734,699.59	13.07%	7.250	357	79.27	632
7.500 - 7.999	314	76,176,567.41	16.12%	7.755	356	78.90	603
8.000 - 8.499	177	38,525,468.67	8.15%	8.248	357	80.32	594
8.500 - 8.999	175	31,621,284.79	6.69%	8.727	355	78.97	580
9.000 - 9.499	80	12,336,353.73	2.61%	9.258	357	77.89	589
9.500 - 9.999	101	13,005,362.53	2.75%	9.765	352	80.02	581
10.000 -10.499	46	4,372,965.76	0.93%	10.292	353	78.10	580
10.500 -10.999	82	8,152,659.58	1.73%	10.786	353	81.61	595
11.000 -11.499	76	4,478,818.63	0.95%	11.233	325	95.77	659
11.500 -11.999	54	3,882,801.70	0.82%	11.747	343	81.79	589
12.000 -12.499	8	439,364.75	0.09%	12.191	338	74.74	586
12.500 -12.999	33	1,815,360.76	0.38%	12.551	345	99.72	630
Total	**2,124**	**472,462,872.18**	**100.00%**	**7.468**	**356**	**79.05**	**628**

FICO	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
500-524	186	41,203,743.87	8.72%	8.759	356	71.24	512
525-549	178	38,767,109.33	8.21%	8.374	358	71.49	536
550-574	135	28,592,042.68	6.05%	7.821	357	72.94	561
575-599	127	30,323,337.56	6.42%	7.573	355	74.35	586
600-624	219	48,599,148.51	10.29%	7.284	357	77.49	614
625-649	481	100,889,294.36	21.35%	7.278	356	81.23	637
650-674	370	81,303,436.40	17.21%	7.088	355	82.54	661
675-699	211	49,973,483.83	10.58%	7.065	357	84.36	686
700+	217	52,811,275.64	11.18%	7.041	357	83.59	735
Total	**2,124**	**472,462,872.18**	**100.00%**	**7.468**	**356**	**79.05**	**628**

Combined Original LTV	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
0.01- 49.99	57	10,372,492.87	2.20%	7.464	355	41.80	598
50.00- 54.99	34	7,285,368.44	1.54%	8.076	354	52.16	569
55.00- 59.99	40	8,937,065.11	1.89%	7.416	354	58.01	597
60.00- 64.99	66	14,258,980.72	3.02%	7.948	355	62.38	576
65.00- 69.99	103	24,575,654.80	5.20%	8.032	356	67.06	585
70.00- 74.99	144	33,839,051.72	7.16%	7.779	357	71.42	583
75.00- 79.99	200	51,269,905.66	10.85%	7.407	356	76.79	594
80.00	854	216,707,433.90	45.87%	7.058	358	80.00	639
80.01- 84.99	22	6,453,893.82	1.37%	6.829	355	83.63	618
85.00- 89.99	63	17,388,835.17	3.68%	6.912	358	86.27	641
90.00- 94.99	124	34,279,000.85	7.26%	7.154	357	90.34	657
95.00- 99.99	58	12,214,348.92	2.59%	8.143	357	95.44	681
100.00	359	34,880,840.20	7.38%	9.564	349	100.00	681
Total	**2,124**	**472,462,872.18**	**100.00%**	**7.468**	**356**	**79.05**	**628**

Original Term (months)	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
120	7	307,862.56	0.07%	11.514	118	100.00	655
180	17	1,261,062.71	0.27%	8.421	178	69.75	599
240	52	2,683,079.44	0.57%	10.189	238	93.96	657
300	1	183,752.36	0.04%	6.450	298	53.33	634
360	2,047	468,027,115.11	99.06%	7.447	358	78.99	628
Total	**2,124**	**472,462,872.18**	**100.00%**	**7.468**	**356**	**79.05**	**628**

Stated Remaining Term (month	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
61-120	7	307,862.56	0.07%	11.514	118	100.00	655
121-180	17	1,261,062.71	0.27%	8.421	178	69.75	599
181-240	52	2,683,079.44	0.57%	10.189	238	93.96	657
241-300	1	183,752.36	0.04%	6.450	298	53.33	634
301-360	2,047	468,027,115.11	99.06%	7.447	358	78.99	628
Total	**2,124**	**472,462,872.18**	**100.00%**	**7.468**	**356**	**79.05**	**628**

Debt Ratio	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
0.01 -20.00	28	4,163,267.61	0.88%	7.250	358	71.17	642
20.01 -25.00	52	9,052,893.85	1.92%	7.324	357	78.44	629
25.01 -30.00	87	16,809,454.59	3.56%	7.523	355	73.29	618
30.01 -35.00	195	37,434,083.62	7.92%	7.482	355	76.73	626
35.01 -40.00	339	66,475,895.20	14.07%	7.458	356	78.35	626
40.01 -45.00	499	114,191,770.46	24.17%	7.430	356	79.99	633
45.01 -50.00	736	175,965,667.19	37.24%	7.408	357	81.36	637
50.01 -55.00	187	48,044,478.90	10.17%	7.807	356	73.99	588
55.01 -60.00	1	325,360.76	0.07%	7.550	358	80.00	595
Total	**2,124**	**472,462,872.18**	**100.00%**	**7.468**	**356**	**79.05**	**628**

FRM/ARM	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
ARM	1,630	411,793,332.47	87.16%	7.330	358	78.48	624
Fixed Rate	494	60,669,539.71	12.84%	8.404	347	82.98	656
Total	**2,124**	**472,462,872.18**	**100.00%**	**7.468**	**356**	**79.05**	**628**

Product	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
2/28 6 MO LIBOR	1,492	366,432,864.56	77.56%	7.431	358	78.34	619
2/28 6 MO LIBOR IO	84	29,334,891.63	6.21%	6.313	358	79.49	672
3/27 6 MO LIBOR	31	8,957,472.04	1.90%	7.063	358	80.40	635
3/27 6 MO LIBOR IO	8	3,082,890.99	0.65%	6.071	358	78.61	678
5/25 6 MO LIBOR	15	3,985,213.25	0.84%	7.082	358	79.32	661
Fixed Rate	494	60,669,539.71	12.84%	8.404	347	82.98	656
Total	**2,124**	**472,462,872.18**	**100.00%**	**7.468**	**356**	**79.05**	**628**

Interest Only	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Interest Only	92	32,417,782.62	6.86%	6.290	358	79.40	673
Not Interest Only	2,032	440,045,089.56	93.14%	7.555	356	79.03	625
Total	**2,124**	**472,462,872.18**	**100.00%**	**7.468**	**356**	**79.05**	**628**

Prepayment Penalty Original T	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Prepay Penalty: 0 months	442	94,117,736.36	19.92%	7.734	356	80.03	629
Prepay Penalty: 12 months	329	78,576,758.71	16.63%	7.457	356	79.60	638
Prepay Penalty: 24 months	1,199	270,131,442.26	57.18%	7.399	357	78.89	623
Prepay Penalty: 30 months	1	179,690.24	0.04%	8.800	356	80.00	568
Prepay Penalty: 36 months	153	29,457,244.61	6.23%	7.270	351	76.01	639
Total	**2,124**	**472,462,872.18**	**100.00%**	**7.468**	**356**	**79.05**	**628**

Lien	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
First Lien	1,793	451,028,388.01	95.46%	7.317	357	78.08	626
Second Lien	331	21,434,484.17	4.54%	10.638	342	99.52	669
Total	**2,124**	**472,462,872.18**	**100.00%**	**7.468**	**356**	**79.05**	**628**

Documentation Type	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Stated Documentation	2,124	472,462,872.18	100.00%	7.468	356	79.05	628
Total	**2,124**	**472,462,872.18**	**100.00%**	**7.468**	**356**	**79.05**	**628**

Loan Purpose	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Cash Out Refinance	991	240,470,872.70	50.90%	7.509	356	75.61	602
Home Improvement	38	8,329,826.39	1.76%	7.443	358	73.79	591
Purchase	1,077	218,049,825.46	46.15%	7.437	356	83.14	658
Rate/Term Refinance	18	5,612,347.63	1.19%	6.957	358	75.62	639
Total	**2,124**	**472,462,872.18**	**100.00%**	**7.468**	**356**	**79.05**	**628**

Property Type	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Condominium	171	28,596,802.33	6.05%	7.556	356	80.40	645
Single Family	1,662	362,928,574.18	76.82%	7.485	356	78.84	624
Two-Four Family	291	80,937,495.67	17.13%	7.360	357	79.56	639
Total	**2,124**	**472,462,872.18**	**100.00%**	**7.468**	**356**	**79.05**	**628**

Occupancy Status	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Non-owner	120	22,885,981.60	4.84%	7.869	358	75.31	633
Primary	1,987	445,229,864.25	94.24%	7.450	356	79.26	627
Second Home	17	4,347,026.33	0.92%	7.155	358	78.01	644
Total	**2,124**	**472,462,872.18**	**100.00%**	**7.468**	**356**	**79.05**	**628**

State	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Arizona	14	2,068,430.55	0.44%	7.807	356	79.92	612
California	607	155,918,036.45	33.00%	7.160	357	78.02	630
Colorado	29	4,762,057.73	1.01%	7.326	358	83.32	647
Connecticut	39	7,908,538.48	1.67%	8.034	356	77.92	600
Delaware	4	377,477.74	0.08%	8.192	348	89.88	683
Florida	193	34,168,733.92	7.23%	7.807	354	78.75	620
Georgia	52	7,309,691.34	1.55%	8.029	356	81.24	618
Hawaii	19	4,853,871.22	1.03%	7.423	353	74.17	650
Idaho	3	178,803.05	0.04%	8.504	340	92.13	658
Illinois	123	20,260,813.80	4.29%	7.812	357	82.16	640
Indiana	9	513,452.43	0.11%	9.085	346	83.60	585
Kansas	2	308,329.66	0.07%	8.949	358	83.40	550
Maine	3	299,996.93	0.06%	9.580	357	69.15	575
Maryland	101	19,908,974.87	4.21%	7.651	357	78.62	615
Massachusetts	91	22,514,585.97	4.77%	7.641	357	78.48	620
Michigan	44	4,639,209.94	0.98%	8.353	356	82.42	625
Minnesota	30	5,751,651.55	1.22%	7.492	358	82.20	658
Missouri	4	669,239.86	0.14%	9.294	353	76.61	536
Nevada	38	9,286,782.90	1.97%	7.482	356	79.09	625
New Hampshire	8	1,590,470.74	0.34%	8.305	357	77.27	616
New Jersey	195	48,175,948.01	10.20%	7.647	356	78.84	620
New Mexico	4	890,523.89	0.19%	7.683	358	74.33	612
New York	287	81,898,453.94	17.33%	7.260	356	79.67	637
North Carolina	20	3,033,850.10	0.64%	7.718	357	79.64	628
Ohio	14	1,093,998.34	0.23%	8.297	353	77.92	613
Oklahoma	2	215,187.33	0.05%	7.574	356	80.00	617
Oregon	4	661,665.69	0.14%	8.036	358	82.39	646
Pennsylvania	19	2,056,073.98	0.44%	8.412	355	74.74	587
Rhode Island	9	1,589,771.41	0.34%	7.660	357	78.92	609
South Carolina	3	246,021.98	0.05%	7.492	358	82.09	664
Tennessee	5	362,676.46	0.08%	8.830	358	82.26	594
Texas	35	5,396,778.11	1.14%	8.303	352	81.02	614
Utah	9	1,058,626.60	0.22%	7.884	355	75.63	605
Vermont	1	161,877.34	0.03%	7.400	358	90.00	668
Virginia	78	17,916,596.85	3.79%	7.564	357	80.64	634
Washington	15	2,959,029.52	0.63%	7.491	358	84.91	627
Wisconsin	11	1,456,643.50	0.31%	8.061	356	80.47	597
Total	**2,124**	**472,462,872.18**	**100.00%**	**7.468**	**356**	**79.05**	**628**

Gross Margin	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
5.500 - 5.999	1	219,735.16	0.05%	4.990	358	80.00	669
6.000 - 6.499	12	5,073,513.88	1.23%	5.376	358	80.63	682
6.500 - 6.999	1,617	406,500,083.43	98.71%	7.355	358	78.45	623
Total	**1,630**	**411,793,332.47**	**100.00%**	**7.330**	**358**	**78.48**	**624**

Minimum Interest Rate	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
4.500 - 4.999	1	219,735.16	0.05%	4.990	358	80.00	669
5.000 - 5.499	5	2,204,384.00	0.54%	5.214	358	78.34	682
5.500 - 5.999	97	33,977,291.58	8.25%	5.854	358	78.53	674
6.000 - 6.499	157	51,397,675.07	12.48%	6.281	358	78.18	666
6.500 - 6.999	381	107,243,301.32	26.04%	6.786	358	79.55	644
7.000 - 7.499	241	56,994,047.05	13.84%	7.253	358	79.27	629
7.500 - 7.999	287	69,297,855.23	16.83%	7.757	358	79.11	601
8.000 - 8.499	162	35,533,835.26	8.63%	8.247	358	79.91	590
8.500 - 8.999	150	28,281,013.93	6.87%	8.726	357	78.30	570
9.000 - 9.499	47	8,544,602.91	2.07%	9.223	357	73.60	553
9.500 - 9.999	48	8,635,087.25	2.10%	9.749	357	71.16	538
10.000 -10.499	19	2,870,706.85	0.70%	10.282	358	67.23	540
10.500 -10.999	20	4,087,679.11	0.99%	10.737	358	63.50	532
11.000 -11.499	3	461,282.39	0.11%	11.061	358	61.27	546
11.500 -11.999	10	1,806,967.79	0.44%	11.714	357	64.24	531
12.000 -12.499	2	237,867.57	0.06%	12.150	356	55.15	546
Total	**1,630**	**411,793,332.47**	**100.00%**	**7.330**	**358**	**78.48**	**624**

Maximum Interest Rate	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
11.500 -11.999	1	219,735.16	0.05%	4.990	358	80.00	669
12.000 -12.499	5	2,204,384.00	0.54%	5.214	358	78.34	682
12.500 -12.999	97	33,977,291.58	8.25%	5.854	358	78.53	674
13.000 -13.499	157	51,397,675.07	12.48%	6.281	358	78.18	666
13.500 -13.999	381	107,243,301.32	26.04%	6.786	358	79.55	644
14.000 -14.499	241	56,994,047.05	13.84%	7.253	358	79.27	629
14.500 -14.999	287	69,297,855.23	16.83%	7.757	358	79.11	601
15.000 -15.499	161	35,286,303.33	8.57%	8.246	358	79.97	591
15.500 -15.999	151	28,528,545.86	6.93%	8.723	357	78.23	569
16.000 -16.499	47	8,544,602.91	2.07%	9.223	357	73.60	553
16.500 -16.999	48	8,635,087.25	2.10%	9.749	357	71.16	538
17.000 -17.499	19	2,870,706.85	0.70%	10.282	358	67.23	540
17.500 -17.999	20	4,087,679.11	0.99%	10.737	358	63.50	532
18.000 -18.499	3	461,282.39	0.11%	11.061	358	61.27	546
18.500 -18.999	10	1,806,967.79	0.44%	11.714	357	64.24	531
19.000 -19.499	2	237,867.57	0.06%	12.150	356	55.15	546
Total	**1,630**	**411,793,332.47**	**100.00%**	**7.330**	**358**	**78.48**	**624**

Initial Periodic Rate Cap	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
3.000	1,630	411,793,332.47	100.00%	7.330	358	78.48	624
Total	**1,630**	**411,793,332.47**	**100.00%**	**7.330**	**358**	**78.48**	**624**

Subsequent Periodic Rate Cap	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
1.500	1,630	411,793,332.47	100.00%	7.330	358	78.48	624
Total	**1,630**	**411,793,332.47**	**100.00%**	**7.330**	**358**	**78.48**	**624**

Next Rate Change Date	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
07/01/06	1	313,834.56	0.08%	8.500	352	75.00	504
08/01/06	3	428,133.39	0.10%	7.262	353	74.13	618
09/01/06	12	1,609,927.86	0.39%	8.372	354	70.11	587
10/01/06	11	2,344,090.89	0.57%	8.072	355	68.90	562
11/01/06	177	37,445,918.90	9.09%	7.934	356	75.55	585
12/01/06	130	31,788,768.52	7.72%	7.189	357	77.09	616
01/01/07	1,241	321,626,759.56	78.10%	7.283	358	79.02	629
01/06/07	1	210,322.51	0.05%	8.500	358	66.81	526
09/01/07	1	354,769.13	0.09%	6.990	354	75.00	773
11/01/07	4	660,691.36	0.16%	8.919	356	76.60	538
12/01/07	1	218,140.04	0.05%	6.990	357	95.00	680
01/01/08	33	10,806,762.50	2.62%	6.671	358	80.00	648
11/01/09	1	103,040.10	0.03%	7.300	356	80.00	643
01/01/10	14	3,882,173.15	0.94%	7.077	358	79.31	662
Total	**1,630**	**411,793,332.47**	**100.00%**	**7.330**	**358**	**78.48**	**624**

Silent 2nd	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Has 2nd lien	570	148,188,593.51	31.37%	6.837	358	79.80	663
No Silent 2nd	1,554	324,274,278.67	68.63%	7.756	356	78.71	612
Total	**2,124**	**472,462,872.18**	**100.00%**	**7.468**	**356**	**79.05**	**628**

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein.

The information contained herein will be superseded by the description of the mortgage loans contained in the prospectus supplement. Such information supersedes the information in all prior collateral term sheets, if any.

Fremont 2005-1
Silent 2nds

		Minimum	Maximum
Scheduled Principal Balance	$530,349,927	$49,958	$850,000
Average Scheduled Principal Balance	$214,978		
Number of Mortgage Loans	2,467		
Weighted Average Gross Coupon	6.707%	4.990%	11.500%
Weighted Average FICO Score	635	500	809
Weighted Average Combined Original LTV	82.42%	23.43%	93.65%
Weighted Average Original Term	360 months	240 months	360 months
Weighted Average Stated Remaining Term	358 months	238 months	359 months
Weighted Average Seasoning	2 months	1 months	7 months
Weighted Average Gross Margin	6.891%	5.940%	6.990%
Weighted Average Minimum Interest Rate	6.690%	4.990%	11.500%
Weighted Average Maximum Interest Rate	13.687%	11.990%	18.500%
Weighted Average Initial Rate Cap	3.000%	3.000%	3.000%
Weighted Average Subsequent Rate Cap	1.500%	1.500%	1.500%
Weighted Average Months to Roll	22 months	17 months	58 months
Maturity Date		Jan 1 2025	Feb 1 2035
Maximum Zip Code Concentration	0.37% 95020		

ARM	95.35%	Easy Documentation	0.93%
Fixed Rate	4.65%	Full Documentation	71.12%
		Stated Documentation	27.94%
2/28 6 MO LIBOR	61.47%		
2/28 6 MO LIBOR IO	29.99%	Cash Out Refinance	20.62%
3/27 6 MO LIBOR	1.94%	Home Improvement	0.66%
3/27 6 MO LIBOR IO	1.49%	Purchase	78.27%
5/25 6 MO LIBOR	0.47%	Rate/Term Refinance	0.46%
Fixed Rate	4.65%		
		Condominium	6.52%
Interest Only	31.47%	Single Family	81.86%
Not Interest Only	68.53%	Two-Four Family	11.62%
Prepay Penalty: 0 months	16.81%	Non-owner	6.90%
Prepay Penalty: 12 months	13.02%	Primary	92.16%
Prepay Penalty: 24 months	64.49%	Second Home	0.94%
Prepay Penalty: 30 months	0.06%		
Prepay Penalty: 36 months	5.62%	Top 5 States:	
		California	31.74%
First Lien	100.00%	Florida	9.07%
		New York	7.33%
		Georgia	5.28%
		Illinois	4.95%

Fremont 2005-1

Silent 2nds

Current Principal Balance	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
0.01 - 50,000.00	1	49,957.86	0.01%	10.250	356	80.00	622
50,000.01 - 100,000.00	268	21,811,318.11	4.11%	7.729	358	83.32	608
100,000.01 - 150,000.00	645	78,952,858.98	14.89%	7.204	357	83.91	617
150,000.01 - 200,000.00	486	84,404,409.85	15.91%	6.820	358	82.89	625
200,000.01 - 250,000.00	326	73,128,537.66	13.79%	6.781	358	82.47	629
250,000.01 - 300,000.00	206	56,584,080.84	10.67%	6.560	357	81.75	636
300,000.01 - 350,000.00	188	60,696,658.36	11.44%	6.511	358	81.96	644
350,000.01 - 400,000.00	123	46,021,023.39	8.68%	6.472	358	82.40	646
400,000.01 - 450,000.00	95	40,383,452.25	7.61%	6.409	358	82.68	654
450,000.01 - 500,000.00	56	26,619,359.03	5.02%	6.256	358	81.26	662
500,000.01 - 550,000.00	32	16,634,666.52	3.14%	6.141	358	80.61	663
550,000.01 - 600,000.00	24	13,678,219.89	2.58%	6.329	358	79.04	646
600,000.01 - 650,000.00	8	4,939,629.68	0.93%	6.104	358	81.23	662
650,000.01 - 700,000.00	6	4,015,654.40	0.76%	5.864	358	80.00	637
750,000.01 - 800,000.00	1	760,000.00	0.14%	5.950	358	80.00	693
800,000.01 - 850,000.00	2	1,670,100.19	0.31%	6.673	358	81.81	607
Total	**2,467**	**530,349,927.01**	**100.00%**	**6.707**	**358**	**82.42**	**635**

Current Gross Rate	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
4.500 - 4.999	15	4,090,145.16	0.77%	4.990	358	80.00	690
5.000 - 5.499	89	28,254,398.48	5.33%	5.292	358	80.11	672
5.500 - 5.999	373	103,495,080.26	19.51%	5.803	358	80.50	659
6.000 - 6.499	353	87,864,770.56	16.57%	6.277	358	81.00	645
6.500 - 6.999	598	134,353,180.50	25.33%	6.762	358	82.09	633
7.000 - 7.499	383	70,029,790.12	13.20%	7.255	358	84.05	624
7.500 - 7.999	357	62,958,531.18	11.87%	7.728	358	86.00	611
8.000 - 8.499	174	25,256,160.12	4.76%	8.205	358	86.69	590
8.500 - 8.999	91	10,681,537.76	2.01%	8.670	354	84.42	572
9.000 - 9.499	19	2,110,238.15	0.40%	9.187	357	72.01	568
9.500 - 9.999	9	672,466.79	0.13%	9.648	358	78.89	538
10.000 -10.499	3	175,471.08	0.03%	10.357	357	80.00	540
10.500 -10.999	1	103,960.84	0.02%	10.750	358	65.00	510
11.000 -11.499	1	235,915.84	0.04%	11.000	358	80.00	0
11.500 -11.999	1	68,280.17	0.01%	11.500	358	70.00	532
Total	**2,467**	**530,349,927.01**	**100.00%**	**6.707**	**358**	**82.42**	**635**

FICO	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
500-524	23	2,852,680.06	0.54%	8.878	357	76.71	512
525-549	41	5,256,977.18	0.99%	8.005	358	78.65	538
550-574	222	41,327,859.62	7.79%	7.695	358	87.46	561
575-599	507	90,761,573.00	17.11%	7.008	358	83.13	588
600-624	476	97,962,478.94	18.47%	6.698	358	82.85	612
625-649	460	104,717,082.83	19.74%	6.622	358	81.50	637
650-674	335	82,005,147.05	15.46%	6.409	357	81.70	661
675-699	182	45,790,716.88	8.63%	6.323	358	81.14	686
700+	220	59,439,495.61	11.21%	6.195	358	81.31	732
None	1	235,915.84	0.04%	11.000	358	80.00	0
Total	**2,467**	**530,349,927.01**	**100.00%**	**6.707**	**358**	**82.42**	**635**

Combined Original LTV	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
0.01- 49.99	4	1,360,747.82	0.26%	7.445	358	34.62	569
50.00- 54.99	3	904,524.77	0.17%	6.887	341	54.20	579
55.00- 59.99	3	779,278.00	0.15%	6.418	358	59.32	684
60.00- 64.99	3	837,700.62	0.16%	5.960	357	61.07	608
65.00- 69.99	3	680,777.46	0.13%	7.166	357	65.22	657
70.00- 74.99	15	3,646,252.03	0.69%	7.116	358	72.17	607
75.00- 79.99	49	10,440,485.98	1.97%	6.654	358	78.30	635
80.00	1,561	355,643,205.72	67.06%	6.463	358	80.00	646
80.01- 84.99	4	917,940.17	0.17%	6.628	357	82.50	625
85.00- 89.99	130	22,360,534.34	4.22%	7.028	358	85.50	610
90.00- 94.99	692	132,778,480.10	25.04%	7.294	358	90.01	612
Total	**2,467**	**530,349,927.01**	**100.00%**	**6.707**	**358**	**82.42**	**635**

Original Term (months)	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
240	2	412,310.78	0.08%	8.157	238	71.89	650
360	2,465	529,937,616.23	99.92%	6.706	358	82.42	635
Total	**2,467**	**530,349,927.01**	**100.00%**	**6.707**	**358**	**82.42**	**635**

Stated Remaining Term (month	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
181-240	2	412,310.78	0.08%	8.157	238	71.89	650
301-360	2,465	529,937,616.23	99.92%	6.706	358	82.42	635
Total	**2,467**	**530,349,927.01**	**100.00%**	**6.707**	**358**	**82.42**	**635**

Debt Ratio	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
0.01 -20.00	48	11,175,431.64	2.11%	6.858	358	84.06	626
20.01 -25.00	48	10,978,907.90	2.07%	6.845	358	83.61	632
25.01 -30.00	83	14,148,989.05	2.67%	6.925	358	84.35	635
30.01 -35.00	207	38,291,625.06	7.22%	6.834	358	82.70	633
35.01 -40.00	365	73,049,322.82	13.77%	6.726	357	82.30	638
40.01 -45.00	558	123,674,000.27	23.32%	6.730	357	82.43	641
45.01 -50.00	1,033	236,875,801.94	44.66%	6.599	358	82.12	635
50.01 -55.00	123	21,787,031.50	4.11%	7.167	358	82.73	604
55.01 -60.00	2	368,816.83	0.07%	6.990	358	80.00	593
Total	**2,467**	**530,349,927.01**	**100.00%**	**6.707**	**358**	**82.42**	**635**

FRM/ARM	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
ARM	2,349	505,703,381.63	95.35%	6.688	358	82.42	635
Fixed Rate	118	24,646,545.38	4.65%	7.102	356	82.25	645
Total	**2,467**	**530,349,927.01**	**100.00%**	**6.707**	**358**	**82.42**	**635**

Product	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
2/28 6 MO LIBOR	1,672	326,005,748.31	61.47%	6.988	358	83.20	629
2/28 6 MO LIBOR IO	593	159,039,957.71	29.99%	6.102	358	81.09	644
3/27 6 MO LIBOR	46	10,305,134.49	1.94%	6.692	358	81.88	640
3/27 6 MO LIBOR IO	26	7,883,131.78	1.49%	6.143	358	78.84	659
5/25 6 MO LIBOR	12	2,469,409.34	0.47%	6.512	358	79.86	648
Fixed Rate	118	24,646,545.38	4.65%	7.102	356	82.25	645
Total	**2,467**	**530,349,927.01**	**100.00%**	**6.707**	**358**	**82.42**	**635**

Interest Only	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Interest Only	619	166,923,089.49	31.47%	6.104	358	80.99	645
Not Interest Only	1,848	363,426,837.52	68.53%	6.984	358	83.07	631
Total	**2,467**	**530,349,927.01**	**100.00%**	**6.707**	**358**	**82.42**	**635**

Prepayment Penalty Original Te	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Prepay Penalty: 0 months	448	89,161,455.00	16.81%	6.969	358	83.59	630
Prepay Penalty: 12 months	294	69,050,204.20	13.02%	6.806	357	82.44	646
Prepay Penalty: 24 months	1,573	342,015,741.94	64.49%	6.624	358	82.15	634
Prepay Penalty: 30 months	2	339,530.24	0.06%	7.788	357	80.00	579
Prepay Penalty: 36 months	150	29,782,995.63	5.62%	6.637	358	81.94	642
Total	**2,467**	**530,349,927.01**	**100.00%**	**6.707**	**358**	**82.42**	**635**

Lien	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
First Lien	2,467	530,349,927.01	100.00%	6.707	358	82.42	635
Total	**2,467**	**530,349,927.01**	**100.00%**	**6.707**	**358**	**82.42**	**635**

Documentation Type	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Easy Documentation	24	4,953,834.93	0.93%	7.435	357	86.25	602
Full Documentation	1,873	377,207,498.57	71.12%	6.646	358	83.39	625
Stated Documentation	570	148,188,593.51	27.94%	6.837	358	79.80	663
Total	**2,467**	**530,349,927.01**	**100.00%**	**6.707**	**358**	**82.42**	**635**

Loan Purpose	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Cash Out Refinance	463	109,341,660.02	20.62%	6.649	358	81.99	621
Home Improvement	13	3,509,777.05	0.66%	6.340	358	80.26	637
Purchase	1,980	415,083,512.89	78.27%	6.725	358	82.55	639
Rate/Term Refinance	11	2,414,977.05	0.46%	6.707	358	82.39	642
Total	**2,467**	**530,349,927.01**	**100.00%**	**6.707**	**358**	**82.42**	**635**

Property Type	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Condominium	173	34,567,535.16	6.52%	6.763	358	80.96	646
Single Family	2,058	434,158,817.93	81.86%	6.691	358	82.41	633
Two-Four Family	236	61,623,573.92	11.62%	6.784	358	83.25	647
Total	**2,467**	**530,349,927.01**	**100.00%**	**6.707**	**358**	**82.42**	**635**

Occupancy Status	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Non-owner	205	36,607,078.58	6.90%	7.404	358	88.09	648
Primary	2,244	488,766,230.17	92.16%	6.657	358	82.02	634
Second Home	18	4,976,618.26	0.94%	6.523	358	79.58	654
Total	**2,467**	**530,349,927.01**	**100.00%**	**6.707**	**358**	**82.42**	**635**

State	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Arizona	57	9,871,566.17	1.86%	6.702	358	81.95	616
Arkansas	2	645,812.44	0.12%	6.811	358	80.00	606
California	531	168,313,165.24	31.74%	6.227	358	81.01	651
Colorado	82	16,152,867.41	3.05%	6.403	358	81.52	637
Connecticut	48	8,075,022.57	1.52%	7.116	358	81.87	621
Delaware	11	1,686,620.24	0.32%	7.334	358	85.53	618
Florida	275	48,103,325.28	9.07%	7.122	358	83.53	624
Georgia	175	28,004,437.65	5.28%	7.119	358	84.86	612
Hawaii	22	7,007,104.76	1.32%	6.247	358	82.76	672
Idaho	13	1,367,859.62	0.26%	6.797	358	81.16	614
Illinois	159	26,254,621.77	4.95%	7.096	358	83.72	631
Indiana	14	1,787,226.25	0.34%	7.275	358	86.35	603
Iowa	2	205,458.59	0.04%	7.883	358	80.00	588
Kansas	8	1,058,678.66	0.20%	7.874	358	83.79	578
Kentucky	7	896,033.26	0.17%	7.351	357	83.83	603
Maine	1	87,935.34	0.02%	7.550	358	80.00	634
Maryland	112	25,092,684.07	4.73%	6.851	358	83.15	620
Massachusetts	94	23,578,588.25	4.45%	6.739	358	82.54	637
Michigan	64	7,830,783.66	1.48%	7.721	358	84.55	599
Minnesota	60	10,997,709.25	2.07%	6.802	358	83.48	638
Missouri	23	2,832,235.79	0.53%	7.900	358	85.17	584
Nebraska	1	130,869.07	0.02%	6.900	355	80.00	642
Nevada	35	7,105,290.19	1.34%	6.481	357	80.60	634
New Hampshire	15	3,028,828.53	0.57%	7.248	357	87.68	632
New Jersey	81	19,188,941.31	3.62%	6.860	357	82.74	639
New Mexico	4	891,044.02	0.17%	7.460	358	81.96	625
New York	124	38,885,260.02	7.33%	6.586	357	81.44	651
North Carolina	65	8,416,921.08	1.59%	7.441	358	84.49	600
Ohio	33	3,433,176.43	0.65%	7.389	358	85.37	623
Oklahoma	1	107,744.29	0.02%	7.050	356	80.00	677
Oregon	25	4,523,692.34	0.85%	6.964	358	83.07	628
Pennsylvania	24	4,300,412.67	0.81%	7.061	358	83.70	626
Rhode Island	7	1,272,051.67	0.24%	6.952	358	84.41	640
South Carolina	18	2,217,820.79	0.42%	7.722	358	84.61	605
Tennessee	26	3,104,777.46	0.59%	7.388	357	85.00	604
Texas	66	9,380,057.32	1.77%	7.516	358	83.89	613
Utah	25	3,544,606.85	0.67%	6.840	357	81.05	626
Virginia	67	14,590,184.04	2.75%	6.819	358	82.68	632
Washington	67	13,492,269.69	2.54%	6.467	358	82.18	626
West Virginia	2	221,459.30	0.04%	7.284	357	90.00	637
Wisconsin	21	2,664,783.67	0.50%	7.221	358	82.59	622
Total	**2,467**	**530,349,927.01**	**100.00%**	**6.707**	**358**	**82.42**	**635**

Gross Margin	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
5.500 - 5.999	18	5,155,745.16	1.02%	4.992	358	80.00	692
6.000 - 6.499	118	37,058,121.52	7.33%	5.356	358	80.14	670
6.500 - 6.999	2,213	463,489,514.95	91.65%	6.813	358	82.63	631
Total	**2,349**	**505,703,381.63**	**100.00%**	**6.688**	**358**	**82.42**	**635**

Minimum Interest Rate	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
4.500 - 4.999	15	4,090,145.16	0.81%	4.990	358	80.00	690
5.000 - 5.499	88	27,743,198.48	5.49%	5.295	358	80.11	671
5.500 - 5.999	364	100,953,950.41	19.96%	5.801	358	80.51	659
6.000 - 6.499	338	84,184,796.92	16.65%	6.269	358	81.13	643
6.500 - 6.999	564	126,995,808.63	25.11%	6.758	358	82.15	633
7.000 - 7.499	368	67,162,544.83	13.28%	7.256	358	84.18	623
7.500 - 7.999	337	59,042,013.30	11.68%	7.731	358	86.02	609
8.000 - 8.499	164	23,511,260.46	4.65%	8.206	358	86.38	589
8.500 - 8.999	83	9,376,887.71	1.85%	8.669	357	84.01	566
9.000 - 9.499	16	1,748,110.07	0.35%	9.211	357	69.20	557
9.500 - 9.999	9	672,466.79	0.13%	9.648	358	78.89	538
10.000 -10.499	1	49,957.86	0.01%	10.250	356	80.00	622
10.500 -10.999	1	103,960.84	0.02%	10.750	358	65.00	510
11.500 -11.999	1	68,280.17	0.01%	11.500	358	70.00	532
Total	**2,349**	**505,703,381.63**	**100.00%**	**6.688**	**358**	**82.42**	**635**

Maximum Interest Rate	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
11.500 -11.999	15	4,090,145.16	0.81%	4.990	358	80.00	690
12.000 -12.499	89	28,254,398.48	5.59%	5.292	358	80.11	672
12.500 -12.999	367	101,837,896.50	20.14%	5.802	358	80.51	659
13.000 -13.499	338	83,898,189.00	16.59%	6.277	358	81.16	643
13.500 -13.999	559	125,639,270.46	24.84%	6.763	358	82.16	633
14.000 -14.499	369	67,410,544.83	13.33%	7.256	358	84.17	623
14.500 -14.999	337	59,042,013.30	11.68%	7.731	358	86.02	609
15.000 -15.499	164	23,511,260.46	4.65%	8.206	358	86.38	589
15.500 -15.999	83	9,376,887.71	1.85%	8.669	357	84.01	566
16.000 -16.499	16	1,748,110.07	0.35%	9.211	357	69.20	557
16.500 -16.999	8	595,501.22	0.12%	9.609	358	80.04	528
17.000 -17.499	2	126,923.43	0.03%	10.068	357	73.94	616
17.500 -17.999	1	103,960.84	0.02%	10.750	358	65.00	510
18.500 -18.999	1	68,280.17	0.01%	11.500	358	70.00	532
Total	**2,349**	**505,703,381.63**	**100.00%**	**6.688**	**358**	**82.42**	**635**

Initial Periodic Rate Cap	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
3.000	2,349	505,703,381.63	100.00%	6.688	358	82.42	635
Total	**2,349**	**505,703,381.63**	**100.00%**	**6.688**	**358**	**82.42**	**635**

Subsequent Periodic Rate Cap	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
1.500	2,349	505,703,381.63	100.00%	6.688	358	82.42	635
Total	**2,349**	**505,703,381.63**	**100.00%**	**6.688**	**358**	**82.42**	**635**

Next Rate Change Date	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
08/01/06	1	139,396.36	0.03%	6.800	353	80.00	633
09/01/06	9	1,463,401.88	0.29%	7.372	354	84.99	596
10/01/06	15	2,731,381.89	0.54%	6.669	355	81.62	644
11/01/06	211	36,166,656.06	7.15%	7.003	356	83.43	620
12/01/06	183	43,361,150.83	8.57%	6.469	357	82.17	639
01/01/07	1,844	400,515,816.28	79.20%	6.692	358	82.45	635
02/01/07	2	667,902.72	0.13%	7.126	359	90.00	646
11/01/07	6	1,130,848.96	0.22%	7.446	356	83.73	613
12/01/07	4	944,723.74	0.19%	5.976	357	80.00	639
01/01/08	62	16,112,693.57	3.19%	6.412	358	80.37	651
11/01/09	1	163,598.77	0.03%	8.450	356	90.00	605
12/01/09	1	381,200.43	0.08%	5.750	357	80.00	674
01/01/10	10	1,924,610.14	0.38%	6.499	358	78.97	646
Total	**2,349**	**505,703,381.63**	**100.00%**	**6.688**	**358**	**82.42**	**635**

Silent 2nd	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Has 2nd lien	2,467	530,349,927.01	100.00%	6.707	358	82.42	635
Total	**2,467**	**530,349,927.01**	**100.00%**	**6.707**	**358**	**82.42**	**635**

Fremont 2005-1
Silent 2nds

		Minimum	Maximum
Scheduled Principal Balance	$530,349,927	$49,958	$850,000
Average Scheduled Principal Balance	$214,978		
Number of Mortgage Loans	2,467		
Weighted Average Gross Coupon	6.707%	4.990%	11.500%
Weighted Average FICO Score	635	500	809
Weighted Average Combined Original LTV	82.42%	23.43%	93.65%
Weighted Average Original Term	360 months	240 months	360 months
Weighted Average Stated Remaining Term	358 months	238 months	359 months
Weighted Average Seasoning	2 months	1 months	7 months
Weighted Average Gross Margin	6.891%	5.940%	6.990%
Weighted Average Minimum Interest Rate	6.690%	4.990%	11.500%
Weighted Average Maximum Interest Rate	13.687%	11.990%	18.500%
Weighted Average Initial Rate Cap	3.000%	3.000%	3.000%
Weighted Average Subsequent Rate Cap	1.500%	1.500%	1.500%
Weighted Average Months to Roll	22 months	17 months	58 months
Maturity Date		Jan 1 2025	Feb 1 2035
Maximum Zip Code Concentration	0.37%	95020	

ARM	95.35%	Easy Documentation	0.93%
Fixed Rate	4.65%	Full Documentation	71.12%
		Stated Documentation	27.94%
2/28 6 MO LIBOR	61.47%		
2/28 6 MO LIBOR IO	29.99%	Cash Out Refinance	20.62%
3/27 6 MO LIBOR	1.94%	Home Improvement	0.66%
3/27 6 MO LIBOR IO	1.49%	Purchase	78.27%
5/25 6 MO LIBOR	0.47%	Rate/Term Refinance	0.46%
Fixed Rate	4.65%		
		Condominium	6.52%
Interest Only	31.47%	Single Family	81.86%
Not Interest Only	68.53%	Two-Four Family	11.62%
Prepay Penalty: 0 months	16.81%	Non-owner	6.90%
Prepay Penalty: 12 months	13.02%	Primary	92.16%
Prepay Penalty: 24 months	64.49%	Second Home	0.94%
Prepay Penalty: 30 months	0.06%		
Prepay Penalty: 36 months	5.62%	Top 5 States:	
		California	31.74%
First Lien	100.00%	Florida	9.07%
		New York	7.33%
		Georgia	5.28%
		Illinois	4.95%

Fremont 2005-1

Silent 2nds

Current Principal Balance	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
0.01 - 50,000.00	1	49,957.86	0.01%	10.250	356	80.00	622
50,000.01 - 100,000.00	268	21,811,318.11	4.11%	7.729	358	83.32	608
100,000.01 - 150,000.00	645	78,952,858.98	14.89%	7.204	357	83.91	617
150,000.01 - 200,000.00	486	84,404,409.85	15.91%	6.820	358	82.89	625
200,000.01 - 250,000.00	326	73,128,537.66	13.79%	6.781	358	82.47	629
250,000.01 - 300,000.00	206	56,584,080.84	10.67%	6.560	357	81.75	636
300,000.01 - 350,000.00	188	60,696,658.36	11.44%	6.511	358	81.96	644
350,000.01 - 400,000.00	123	46,021,023.39	8.68%	6.472	358	82.40	646
400,000.01 - 450,000.00	95	40,383,452.25	7.61%	6.409	358	82.68	654
450,000.01 - 500,000.00	56	26,619,359.03	5.02%	6.256	358	81.26	662
500,000.01 - 550,000.00	32	16,634,666.52	3.14%	6.141	358	80.61	663
550,000.01 - 600,000.00	24	13,678,219.89	2.58%	6.329	358	79.04	646
600,000.01 - 650,000.00	8	4,939,629.68	0.93%	6.104	358	81.23	662
650,000.01 - 700,000.00	6	4,015,654.40	0.76%	5.864	358	80.00	637
750,000.01 - 800,000.00	1	760,000.00	0.14%	5.950	358	80.00	693
800,000.01 - 850,000.00	2	1,670,100.19	0.31%	6.673	358	81.81	607
Total	**2,467**	**530,349,927.01**	**100.00%**	**6.707**	**358**	**82.42**	**635**

Current Gross Rate	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
4.500 - 4.999	15	4,090,145.16	0.77%	4.990	358	80.00	690
5.000 - 5.499	89	28,254,398.48	5.33%	5.292	358	80.11	672
5.500 - 5.999	373	103,495,080.26	19.51%	5.803	358	80.50	659
6.000 - 6.499	353	87,864,770.56	16.57%	6.277	358	81.00	645
6.500 - 6.999	598	134,353,180.50	25.33%	6.762	358	82.09	633
7.000 - 7.499	383	70,029,790.12	13.20%	7.255	358	84.05	624
7.500 - 7.999	357	62,958,531.18	11.87%	7.728	358	86.00	611
8.000 - 8.499	174	25,256,160.12	4.76%	8.205	358	86.69	590
8.500 - 8.999	91	10,681,537.76	2.01%	8.670	354	84.42	572
9.000 - 9.499	19	2,110,238.15	0.40%	9.187	357	72.01	568
9.500 - 9.999	9	672,466.79	0.13%	9.648	358	78.89	538
10.000 -10.499	3	175,471.08	0.03%	10.357	357	80.00	540
10.500 -10.999	1	103,960.84	0.02%	10.750	358	65.00	510
11.000 -11.499	1	235,915.84	0.04%	11.000	358	80.00	0
11.500 -11.999	1	68,280.17	0.01%	11.500	358	70.00	532
Total	**2,467**	**530,349,927.01**	**100.00%**	**6.707**	**358**	**82.42**	**635**

FICO	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
500-524	23	2,852,680.06	0.54%	8.878	357	76.71	512
525-549	41	5,256,977.18	0.99%	8.005	358	78.65	538
550-574	222	41,327,859.62	7.79%	7.695	358	87.46	561
575-599	507	90,761,573.00	17.11%	7.008	358	83.13	588
600-624	476	97,962,478.94	18.47%	6.698	358	82.85	612
625-649	460	104,717,082.83	19.74%	6.622	358	81.50	637
650-674	335	82,005,147.05	15.46%	6.409	357	81.70	661
675-699	182	45,790,716.88	8.63%	6.323	358	81.14	686
700+	220	59,439,495.61	11.21%	6.195	358	81.31	732
None	1	235,915.84	0.04%	11.000	358	80.00	0
Total	**2,467**	**530,349,927.01**	**100.00%**	**6.707**	**358**	**82.42**	**635**

Combined Original LTV	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
0.01- 49.99	4	1,360,747.82	0.26%	7.445	358	34.62	569
50.00- 54.99	3	904,524.77	0.17%	6.887	341	54.20	579
55.00- 59.99	3	779,278.00	0.15%	6.418	358	59.32	684
60.00- 64.99	3	837,700.62	0.16%	5.960	357	61.07	608
65.00- 69.99	3	680,777.46	0.13%	7.166	357	65.22	657
70.00- 74.99	15	3,646,252.03	0.69%	7.116	358	72.17	607
75.00- 79.99	49	10,440,485.98	1.97%	6.654	358	78.30	635
80.00	1,561	355,643,205.72	67.06%	6.463	358	80.00	646
80.01- 84.99	4	917,940.17	0.17%	6.628	357	82.50	625
85.00- 89.99	130	22,360,534.34	4.22%	7.028	358	85.50	610
90.00- 94.99	692	132,778,480.10	25.04%	7.294	358	90.01	612
Total	**2,467**	**530,349,927.01**	**100.00%**	**6.707**	**358**	**82.42**	**635**

Original Term (months)	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
240	2	412,310.78	0.08%	8.157	238	71.89	650
360	2,465	529,937,616.23	99.92%	6.706	358	82.42	635
Total	**2,467**	**530,349,927.01**	**100.00%**	**6.707**	**358**	**82.42**	**635**

Stated Remaining Term (month	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
181-240	2	412,310.78	0.08%	8.157	238	71.89	650
301-360	2,465	529,937,616.23	99.92%	6.706	358	82.42	635
Total	**2,467**	**530,349,927.01**	**100.00%**	**6.707**	**358**	**82.42**	**635**

Debt Ratio	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
0.01 -20.00	48	11,175,431.64	2.11%	6.858	358	84.06	626
20.01 -25.00	48	10,978,907.90	2.07%	6.845	358	83.61	632
25.01 -30.00	83	14,148,989.05	2.67%	6.925	358	84.35	635
30.01 -35.00	207	38,291,625.06	7.22%	6.834	358	82.70	633
35.01 -40.00	365	73,049,322.82	13.77%	6.726	357	82.30	638
40.01 -45.00	558	123,674,000.27	23.32%	6.730	357	82.43	641
45.01 -50.00	1,033	236,875,801.94	44.66%	6.599	358	82.12	635
50.01 -55.00	123	21,787,031.50	4.11%	7.167	358	82.73	604
55.01 -60.00	2	368,816.83	0.07%	6.990	358	80.00	593
Total	**2,467**	**530,349,927.01**	**100.00%**	**6.707**	**358**	**82.42**	**635**

FRM/ARM	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
ARM	2,349	505,703,381.63	95.35%	6.688	358	82.42	635
Fixed Rate	118	24,646,545.38	4.65%	7.102	356	82.25	645
Total	**2,467**	**530,349,927.01**	**100.00%**	**6.707**	**358**	**82.42**	**635**

Product	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
2/28 6 MO LIBOR	1,672	326,005,748.31	61.47%	6.988	358	83.20	629
2/28 6 MO LIBOR IO	593	159,039,957.71	29.99%	6.102	358	81.09	644
3/27 6 MO LIBOR	46	10,305,134.49	1.94%	6.692	358	81.88	640
3/27 6 MO LIBOR IO	26	7,883,131.78	1.49%	6.143	358	78.84	659
5/25 6 MO LIBOR	12	2,469,409.34	0.47%	6.512	358	79.86	648
Fixed Rate	118	24,646,545.38	4.65%	7.102	356	82.25	645
Total	**2,467**	**530,349,927.01**	**100.00%**	**6.707**	**358**	**82.42**	**635**

Interest Only	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Interest Only	619	166,923,089.49	31.47%	6.104	358	80.99	645
Not Interest Only	1,848	363,426,837.52	68.53%	6.984	358	83.07	631
Total	**2,467**	**530,349,927.01**	**100.00%**	**6.707**	**358**	**82.42**	**635**

Prepayment Penalty Original Te	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Prepay Penalty: 0 months	448	89,161,455.00	16.81%	6.969	358	83.59	630
Prepay Penalty: 12 months	294	69,050,204.20	13.02%	6.806	357	82.44	646
Prepay Penalty: 24 months	1,573	342,015,741.94	64.49%	6.624	358	82.15	634
Prepay Penalty: 30 months	2	339,530.24	0.06%	7.788	357	80.00	579
Prepay Penalty: 36 months	150	29,782,995.63	5.62%	6.637	358	81.94	642
Total	**2,467**	**530,349,927.01**	**100.00%**	**6.707**	**358**	**82.42**	**635**

Lien	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
First Lien	2,467	530,349,927.01	100.00%	6.707	358	82.42	635
Total	**2,467**	**530,349,927.01**	**100.00%**	**6.707**	**358**	**82.42**	**635**

Documentation Type	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Easy Documentation	24	4,953,834.93	0.93%	7.435	357	86.25	602
Full Documentation	1,873	377,207,498.57	71.12%	6.646	358	83.39	625
Stated Documentation	570	148,188,593.51	27.94%	6.837	358	79.80	663
Total	**2,467**	**530,349,927.01**	**100.00%**	**6.707**	**358**	**82.42**	**635**

Loan Purpose	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Cash Out Refinance	463	109,341,660.02	20.62%	6.649	358	81.99	621
Home Improvement	13	3,509,777.05	0.66%	6.340	358	80.26	637
Purchase	1,980	415,083,512.89	78.27%	6.725	358	82.55	639
Rate/Term Refinance	11	2,414,977.05	0.46%	6.707	358	82.39	642
Total	**2,467**	**530,349,927.01**	**100.00%**	**6.707**	**358**	**82.42**	**635**

Property Type	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Condominium	173	34,567,535.16	6.52%	6.763	358	80.96	646
Single Family	2,058	434,158,817.93	81.86%	6.691	358	82.41	633
Two-Four Family	236	61,623,573.92	11.62%	6.784	358	83.25	647
Total	**2,467**	**530,349,927.01**	**100.00%**	**6.707**	**358**	**82.42**	**635**

Occupancy Status	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Non-owner	205	36,607,078.58	6.90%	7.404	358	88.09	648
Primary	2,244	488,766,230.17	92.16%	6.657	358	82.02	634
Second Home	18	4,976,618.26	0.94%	6.523	358	79.58	654
Total	**2,467**	**530,349,927.01**	**100.00%**	**6.707**	**358**	**82.42**	**635**

State	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Arizona	57	9,871,566.17	1.86%	6.702	358	81.95	616
Arkansas	2	645,812.44	0.12%	6.811	358	80.00	606
California	531	168,313,165.24	31.74%	6.227	358	81.01	651
Colorado	82	16,152,867.41	3.05%	6.403	358	81.52	637
Connecticut	48	8,075,022.57	1.52%	7.116	358	81.87	621
Delaware	11	1,686,620.24	0.32%	7.334	358	85.53	618
Florida	275	48,103,325.28	9.07%	7.122	358	83.53	624
Georgia	175	28,004,437.65	5.28%	7.119	358	84.86	612
Hawaii	22	7,007,104.76	1.32%	6.247	358	82.76	672
Idaho	13	1,367,859.62	0.26%	6.797	358	81.16	614
Illinois	159	26,254,621.77	4.95%	7.096	358	83.72	631
Indiana	14	1,787,226.25	0.34%	7.275	358	86.35	603
Iowa	2	205,458.59	0.04%	7.883	358	80.00	588
Kansas	8	1,058,678.66	0.20%	7.874	358	83.79	578
Kentucky	7	896,033.26	0.17%	7.351	357	83.83	603
Maine	1	87,935.34	0.02%	7.550	358	80.00	634
Maryland	112	25,092,684.07	4.73%	6.851	358	83.15	620
Massachusetts	94	23,578,588.25	4.45%	6.739	358	82.54	637
Michigan	64	7,830,783.66	1.48%	7.721	358	84.55	599
Minnesota	60	10,997,709.25	2.07%	6.802	358	83.48	638
Missouri	23	2,832,235.79	0.53%	7.900	358	85.17	584
Nebraska	1	130,869.07	0.02%	6.900	355	80.00	642
Nevada	35	7,105,290.19	1.34%	6.481	357	80.60	634
New Hampshire	15	3,028,828.53	0.57%	7.248	357	87.68	632
New Jersey	81	19,188,941.31	3.62%	6.860	357	82.74	639
New Mexico	4	891,044.02	0.17%	7.460	358	81.96	625
New York	124	38,885,260.02	7.33%	6.586	357	81.44	651
North Carolina	65	8,416,921.08	1.59%	7.441	358	84.49	600
Ohio	33	3,433,176.43	0.65%	7.389	358	85.37	623
Oklahoma	1	107,744.29	0.02%	7.050	356	80.00	677
Oregon	25	4,523,692.34	0.85%	6.964	358	83.07	628
Pennsylvania	24	4,300,412.67	0.81%	7.061	358	83.70	626
Rhode Island	7	1,272,051.67	0.24%	6.952	358	84.41	640
South Carolina	18	2,217,820.79	0.42%	7.722	358	84.61	605
Tennessee	26	3,104,777.46	0.59%	7.388	357	85.00	604
Texas	66	9,380,057.32	1.77%	7.516	358	83.89	613
Utah	25	3,544,606.85	0.67%	6.840	357	81.05	626
Virginia	67	14,590,184.04	2.75%	6.819	358	82.68	632
Washington	67	13,492,269.69	2.54%	6.467	358	82.18	626
West Virginia	2	221,459.30	0.04%	7.284	357	90.00	637
Wisconsin	21	2,664,783.67	0.50%	7.221	358	82.59	622
Total	**2,467**	**530,349,927.01**	**100.00%**	**6.707**	**358**	**82.42**	**635**

Gross Margin	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
5.500 - 5.999	18	5,155,745.16	1.02%	4.992	358	80.00	692
6.000 - 6.499	118	37,058,121.52	7.33%	5.356	358	80.14	670
6.500 - 6.999	2,213	463,489,514.95	91.65%	6.813	358	82.63	631
Total	**2,349**	**505,703,381.63**	**100.00%**	**6.688**	**358**	**82.42**	**635**

Minimum Interest Rate	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
4.500 - 4.999	15	4,090,145.16	0.81%	4.990	358	80.00	690
5.000 - 5.499	88	27,743,198.48	5.49%	5.295	358	80.11	671
5.500 - 5.999	364	100,953,950.41	19.96%	5.801	358	80.51	659
6.000 - 6.499	338	84,184,796.92	16.65%	6.269	358	81.13	643
6.500 - 6.999	564	126,995,808.63	25.11%	6.758	358	82.15	633
7.000 - 7.499	368	67,162,544.83	13.28%	7.256	358	84.18	623
7.500 - 7.999	337	59,042,013.30	11.68%	7.731	358	86.02	609
8.000 - 8.499	164	23,511,260.46	4.65%	8.206	358	86.38	589
8.500 - 8.999	83	9,376,887.71	1.85%	8.669	357	84.01	566
9.000 - 9.499	16	1,748,110.07	0.35%	9.211	357	69.20	557
9.500 - 9.999	9	672,466.79	0.13%	9.648	358	78.89	538
10.000 -10.499	1	49,957.86	0.01%	10.250	356	80.00	622
10.500 -10.999	1	103,960.84	0.02%	10.750	358	65.00	510
11.500 -11.999	1	68,280.17	0.01%	11.500	358	70.00	532
Total	**2,349**	**505,703,381.63**	**100.00%**	**6.688**	**358**	**82.42**	**635**

Maximum Interest Rate	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
11.500 -11.999	15	4,090,145.16	0.81%	4.990	358	80.00	690
12.000 -12.499	89	28,254,398.48	5.59%	5.292	358	80.11	672
12.500 -12.999	367	101,837,896.50	20.14%	5.802	358	80.51	659
13.000 -13.499	338	83,898,189.00	16.59%	6.277	358	81.16	643
13.500 -13.999	559	125,639,270.46	24.84%	6.763	358	82.16	633
14.000 -14.499	369	67,410,544.83	13.33%	7.256	358	84.17	623
14.500 -14.999	337	59,042,013.30	11.68%	7.731	358	86.02	609
15.000 -15.499	164	23,511,260.46	4.65%	8.206	358	86.38	589
15.500 -15.999	83	9,376,887.71	1.85%	8.669	357	84.01	566
16.000 -16.499	16	1,748,110.07	0.35%	9.211	357	69.20	557
16.500 -16.999	8	595,501.22	0.12%	9.609	358	80.04	528
17.000 -17.499	2	126,923.43	0.03%	10.068	357	73.94	616
17.500 -17.999	1	103,960.84	0.02%	10.750	358	65.00	510
18.500 -18.999	1	68,280.17	0.01%	11.500	358	70.00	532
Total	**2,349**	**505,703,381.63**	**100.00%**	**6.688**	**358**	**82.42**	**635**

Initial Periodic Rate Cap	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
3.000	2,349	505,703,381.63	100.00%	6.688	358	82.42	635
Total	**2,349**	**505,703,381.63**	**100.00%**	**6.688**	**358**	**82.42**	**635**

Subsequent Periodic Rate Cap	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
1.500	2,349	505,703,381.63	100.00%	6.688	358	82.42	635
Total	**2,349**	**505,703,381.63**	**100.00%**	**6.688**	**358**	**82.42**	**635**

Next Rate Change Date	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
08/01/06	1	139,396.36	0.03%	6.800	353	80.00	633
09/01/06	9	1,463,401.88	0.29%	7.372	354	84.99	596
10/01/06	15	2,731,381.89	0.54%	6.669	355	81.62	644
11/01/06	211	36,166,656.06	7.15%	7.003	356	83.43	620
12/01/06	183	43,361,150.83	8.57%	6.469	357	82.17	639
01/01/07	1,844	400,515,816.28	79.20%	6.692	358	82.45	635
02/01/07	2	667,902.72	0.13%	7.126	359	90.00	646
11/01/07	6	1,130,848.96	0.22%	7.446	356	83.73	613
12/01/07	4	944,723.74	0.19%	5.976	357	80.00	639
01/01/08	62	16,112,693.57	3.19%	6.412	358	80.37	651
11/01/09	1	163,598.77	0.03%	8.450	356	90.00	605
12/01/09	1	381,200.43	0.08%	5.750	357	80.00	674
01/01/10	10	1,924,610.14	0.38%	6.499	358	78.97	646
Total	**2,349**	**505,703,381.63**	**100.00%**	**6.688**	**358**	**82.42**	**635**

Silent 2nd	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Has 2nd lien	2,467	530,349,927.01	100.00%	6.707	358	82.42	635
Total	**2,467**	**530,349,927.01**	**100.00%**	**6.707**	**358**	**82.42**	**635**

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein.

The information contained herein will be superseded by the description of the mortgage loans contained in the prospectus supplement. Such information supersedes the information in all prior collateral term sheets, if any.

Fremont 2005-1
Non Owner Occupied

		Minimum	Maximum
Scheduled Principal Balance	$96,189,379	$4,939	$629,532
Average Scheduled Principal Balance	$160,049		
Number of Mortgage Loans	601		
Weighted Average Gross Coupon	7.534%	5.500%	14.250%
Weighted Average FICO Score	639	501	812
Weighted Average Combined Original LTV	82.49%	18.12%	95.00%
Weighted Average Original Term	357 months	60 months	360 months
Weighted Average Stated Remaining Term	355 months	56 months	359 months
Weighted Average Seasoning	2 months	1 months	8 months
Weighted Average Gross Margin	6.981%	6.450%	6.990%
Weighted Average Minimum Interest Rate	7.474%	5.500%	12.000%
Weighted Average Maximum Interest Rate	14.474%	12.500%	19.000%
Weighted Average Initial Rate Cap	3.000%	3.000%	3.000%
Weighted Average Subsequent Rate Cap	1.500%	1.500%	1.500%
Weighted Average Months to Roll	22 months	16 months	58 months
Maturity Date		Nov 1 2009	Feb 1 2035
Maximum Zip Code Concentration	0.91%	92404 (San Bernardino, CA)	

ARM	90.32%	Easy Documentation	2.11%
Fixed Rate	9.68%	Full Documentation	74.10%
		Stated Documentation	23.79%
2/28 6 MO LIBOR	87.71%		
3/27 6 MO LIBOR	1.12%	Cash Out Refinance	41.69%
5/25 6 MO LIBOR	1.49%	Home Improvement	1.13%
Fixed Rate	9.68%	Purchase	55.23%
		Rate/Term Refinance	1.95%
Not Interest Only	100.00%		
		Condominium	5.70%
Prepay Penalty: 0 months	20.44%	Single Family	59.77%
Prepay Penalty: 12 months	21.95%	Two-Four Family	34.53%
Prepay Penalty: 24 months	51.03%		
Prepay Penalty: 36 months	6.58%	Non-owner	100.00%
First Lien	99.06%	Top 5 States:	
Second Lien	0.94%	California	27.21%
		New York	10.98%
		New Jersey	7.74%
		Florida	7.44%
		Illinois	7.42%

Fremont 2005-1

Non Owner Occupied

Current Principal Balance	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
0.01 - 50,000.00	86	1,003,174.57	1.04%	11.791	147	89.78	639
50,000.01 - 100,000.00	123	9,324,576.22	9.69%	8.243	356	84.74	633
100,000.01 - 150,000.00	118	14,592,390.43	15.17%	7.851	356	81.12	622
150,000.01 - 200,000.00	90	15,741,005.91	16.36%	7.558	358	80.71	639
200,000.01 - 250,000.00	65	14,437,463.12	15.01%	7.418	358	83.74	632
250,000.01 - 300,000.00	41	11,104,877.33	11.54%	7.467	358	82.72	635
300,000.01 - 350,000.00	27	8,710,017.72	9.06%	7.232	358	81.50	627
350,000.01 - 400,000.00	27	10,054,367.61	10.45%	6.927	358	82.31	656
400,000.01 - 450,000.00	15	6,322,165.18	6.57%	7.098	358	84.17	660
450,000.01 - 500,000.00	3	1,467,910.14	1.53%	6.146	357	82.81	735
500,000.01 - 550,000.00	2	1,051,894.93	1.09%	7.662	358	90.00	658
550,000.01 - 600,000.00	3	1,750,004.74	1.82%	7.503	357	79.51	659
600,000.01 - 650,000.00	1	629,531.51	0.65%	7.490	358	75.90	704
Total	**601**	**96,189,379.41**	**100.00%**	**7.534**	**355**	**82.49**	**639**

Current Gross Rate	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
5.500 - 5.999	15	4,421,373.84	4.60%	5.862	358	80.83	712
6.000 - 6.499	23	5,806,282.13	6.04%	6.325	355	83.24	682
6.500 - 6.999	87	21,051,048.19	21.89%	6.756	357	81.67	668
7.000 - 7.499	92	19,163,313.53	19.92%	7.276	358	83.66	645
7.500 - 7.999	125	21,239,431.81	22.08%	7.737	358	84.59	633
8.000 - 8.499	81	10,926,720.59	11.36%	8.234	358	82.73	602
8.500 - 8.999	61	8,775,838.49	9.12%	8.685	357	80.56	590
9.000 - 9.499	13	1,472,790.70	1.53%	9.203	357	75.34	567
9.500 - 9.999	11	1,263,120.51	1.31%	9.787	358	73.98	537
10.000 -10.499	3	217,165.69	0.23%	10.324	341	68.61	541
10.500 -10.999	7	288,865.49	0.30%	10.694	305	73.13	549
11.000 -11.499	2	230,671.22	0.24%	11.200	358	65.00	553
11.500 -11.999	28	681,869.13	0.71%	11.678	267	73.53	579
12.000 -12.499	36	437,497.91	0.45%	12.203	171	88.34	615
12.500 -12.999	12	155,141.37	0.16%	12.550	127	94.18	642
13.000 -13.499	4	45,796.34	0.05%	13.250	118	91.09	609
14.000 -14.499	1	12,452.47	0.01%	14.250	118	85.00	587
Total	**601**	**96,189,379.41**	**100.00%**	**7.534**	**355**	**82.49**	**639**

FICO	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
500-524	18	2,995,747.03	3.11%	8.950	357	73.31	514
525-549	33	5,505,419.74	5.72%	8.683	357	76.54	536
550-574	55	8,139,668.02	8.46%	8.189	356	80.84	562
575-599	60	8,972,713.87	9.33%	7.893	356	78.39	588
600-624	97	14,720,272.53	15.30%	7.698	353	84.67	613
625-649	92	14,159,004.17	14.72%	7.374	355	83.61	638
650-674	80	13,327,732.10	13.86%	7.205	355	85.18	661
675-699	65	11,105,182.73	11.55%	7.069	355	83.25	686
700+	101	17,263,639.22	17.95%	6.971	355	83.55	731
Total	**601**	**96,189,379.41**	**100.00%**	**7.534**	**355**	**82.49**	**639**

Combined Original LTV	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
0.01- 49.99	16	2,537,112.19	2.64%	7.521	351	42.68	611
50.00- 54.99	4	541,814.36	0.56%	7.681	322	51.99	618
55.00- 59.99	1	174,863.48	0.18%	7.250	358	58.33	545
60.00- 64.99	7	1,285,530.40	1.34%	7.072	358	63.42	599
65.00- 69.99	15	3,233,112.73	3.36%	8.352	358	66.54	599
70.00- 74.99	23	4,284,318.76	4.45%	7.946	358	71.45	630
75.00- 79.99	30	7,447,353.16	7.74%	7.672	358	76.24	632
80.00	122	22,511,991.99	23.40%	7.491	358	80.00	634
80.01- 84.99	5	1,156,064.40	1.20%	6.532	358	82.60	705
85.00- 89.99	70	11,580,558.82	12.04%	7.652	356	85.32	617
90.00- 94.99	237	40,678,331.35	42.29%	7.349	357	90.00	654
95.00- 99.99	71	758,327.77	0.79%	12.072	124	95.00	648
Total	**601**	**96,189,379.41**	**100.00%**	**7.534**	**355**	**82.49**	**639**

Original Term (months)	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
60	8	77,835.30	0.08%	12.005	58	94.44	634
120	67	657,172.92	0.68%	12.144	118	93.45	643
180	11	365,026.18	0.38%	9.049	178	67.21	675
360	515	95,089,345.01	98.86%	7.493	358	82.46	639
Total	**601**	**96,189,379.41**	**100.00%**	**7.534**	**355**	**82.49**	**639**

Stated Remaining Term (month	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
1- 60	8	77,835.30	0.08%	12.005	58	94.44	634
61-120	67	657,172.92	0.68%	12.144	118	93.45	643
121-180	11	365,026.18	0.38%	9.049	178	67.21	675
301-360	515	95,089,345.01	98.86%	7.493	358	82.46	639
Total	**601**	**96,189,379.41**	**100.00%**	**7.534**	**355**	**82.49**	**639**

Debt Ratio	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
0.01 -20.00	47	6,208,041.56	6.45%	7.707	351	81.99	643
20.01 -25.00	29	4,474,376.97	4.65%	7.520	354	82.87	654
25.01 -30.00	42	7,242,711.34	7.53%	7.529	355	81.84	654
30.01 -35.00	50	7,830,959.22	8.14%	7.535	355	83.24	635
35.01 -40.00	86	13,856,245.25	14.41%	7.412	355	82.49	651
40.01 -45.00	107	18,379,381.49	19.11%	7.456	356	83.79	638
45.01 -50.00	160	24,735,176.94	25.72%	7.641	355	83.85	633
50.01 -55.00	77	12,884,987.10	13.40%	7.503	357	78.41	625
55.01 -60.00	2	457,722.15	0.48%	7.027	358	72.19	623
60.01+	1	119,777.39	0.12%	8.500	358	85.00	556
Total	**601**	**96,189,379.41**	**100.00%**	**7.534**	**355**	**82.49**	**639**

FRM/ARM	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
ARM	470	86,880,659.39	90.32%	7.474	358	83.25	637
Fixed Rate	131	9,308,720.02	9.68%	8.097	331	75.41	656
Total	**601**	**96,189,379.41**	**100.00%**	**7.534**	**355**	**82.49**	**639**

Product	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
2/28 6 MO LIBOR	458	84,367,788.18	87.71%	7.488	358	83.28	635
3/27 6 MO LIBOR	6	1,081,199.89	1.12%	7.213	356	81.79	693
5/25 6 MO LIBOR	6	1,431,671.32	1.49%	6.793	358	82.43	699
Fixed Rate	131	9,308,720.02	9.68%	8.097	331	75.41	656
Total	**601**	**96,189,379.41**	**100.00%**	**7.534**	**355**	**82.49**	**639**

Interest Only	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Not Interest Only	601	96,189,379.41	100.00%	7.534	355	82.49	639
Total	**601**	**96,189,379.41**	**100.00%**	**7.534**	**355**	**82.49**	**639**

Prepayment Penalty Original T	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Prepay Penalty: 0 months	119	19,662,329.88	20.44%	7.718	355	83.98	642
Prepay Penalty: 12 months	98	21,115,343.32	21.95%	7.445	357	82.19	637
Prepay Penalty: 24 months	330	49,086,193.67	51.03%	7.534	355	83.07	635
Prepay Penalty: 36 months	54	6,325,512.54	6.58%	7.256	348	74.37	661
Total	**601**	**96,189,379.41**	**100.00%**	**7.534**	**355**	**82.49**	**639**

Lien	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
First Lien	517	95,286,075.06	99.06%	7.491	357	82.39	639
Second Lien	84	903,304.35	0.94%	12.105	124	93.74	644
Total	**601**	**96,189,379.41**	**100.00%**	**7.534**	**355**	**82.49**	**639**

Documentation Type	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Easy Documentation	7	2,029,258.67	2.11%	7.400	347	72.85	661
Full Documentation	474	71,274,139.14	74.10%	7.430	354	85.07	640
Stated Documentation	120	22,885,981.60	23.79%	7.869	358	75.31	633
Total	**601**	**96,189,379.41**	**100.00%**	**7.534**	**355**	**82.49**	**639**

Loan Purpose	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Cash Out Refinance	229	40,102,321.62	41.69%	7.714	356	78.60	619
Home Improvement	6	1,088,749.44	1.13%	7.248	358	70.86	651
Purchase	358	53,126,162.61	55.23%	7.410	354	85.91	653
Rate/Term Refinance	8	1,872,145.74	1.95%	7.369	358	75.45	660
Total	**601**	**96,189,379.41**	**100.00%**	**7.534**	**355**	**82.49**	**639**

Property Type	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Condominium	36	5,485,971.70	5.70%	7.793	356	82.61	652
Single Family	384	57,492,055.79	59.77%	7.542	355	83.28	637
Two-Four Family	181	33,211,351.92	34.53%	7.477	355	81.10	641
Total	**601**	**96,189,379.41**	**100.00%**	**7.534**	**355**	**82.49**	**639**

Occupancy Status	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Non-owner	601	96,189,379.41	100.00%	7.534	355	82.49	639
Total	**601**	**96,189,379.41**	**100.00%**	**7.534**	**355**	**82.49**	**639**

State	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Arizona	3	364,465.43	0.38%	7.964	358	87.52	611
California	112	26,172,080.89	27.21%	7.152	356	79.61	649
Colorado	4	627,210.14	0.65%	7.702	358	85.94	664
Connecticut	12	1,806,936.53	1.88%	9.016	357	74.93	582
Florida	63	7,157,560.93	7.44%	8.032	354	85.41	633
Georgia	51	5,868,018.37	6.10%	7.678	352	87.37	627
Hawaii	2	735,920.10	0.77%	6.996	357	83.34	692
Idaho	1	77,350.13	0.08%	8.200	358	90.00	613
Illinois	49	7,139,409.47	7.42%	7.683	356	84.87	617
Indiana	7	407,155.56	0.42%	8.370	358	87.49	616
Iowa	1	95,937.52	0.10%	8.150	358	80.00	597
Maine	1	112,422.18	0.12%	7.850	358	90.00	665
Maryland	24	2,964,414.21	3.08%	7.744	355	83.73	623
Massachusetts	26	5,180,291.78	5.39%	7.727	354	81.24	622
Michigan	14	1,043,817.18	1.09%	8.565	357	85.60	645
Minnesota	14	2,169,405.46	2.26%	7.551	357	85.82	637
Missouri	7	538,333.40	0.56%	8.533	345	88.62	608
Nevada	9	1,769,108.33	1.84%	6.947	358	82.71	661
New Hampshire	10	1,151,173.34	1.20%	7.601	351	86.38	677
New Jersey	39	7,447,396.42	7.74%	7.588	357	81.62	648
New York	44	10,565,474.52	10.98%	7.399	356	79.47	642
North Carolina	11	1,032,960.86	1.07%	7.929	354	86.07	645
Ohio	19	1,530,407.41	1.59%	7.602	354	88.52	641
Oregon	7	1,143,487.45	1.19%	7.427	355	87.02	640
Pennsylvania	5	436,763.72	0.45%	8.615	358	82.82	612
Rhode Island	4	737,237.45	0.77%	7.858	357	78.57	586
Tennessee	2	129,823.79	0.13%	8.671	358	84.64	647
Texas	13	998,455.89	1.04%	7.894	354	87.82	628
Utah	3	220,290.69	0.23%	7.319	357	89.98	715
Vermont	1	319,776.41	0.33%	7.800	358	80.00	584
Virginia	16	2,596,441.77	2.70%	7.326	349	83.39	653
Washington	14	2,446,398.52	2.54%	7.211	354	87.29	646
Wisconsin	13	1,203,453.56	1.25%	7.438	353	83.86	664
Total	**601**	**96,189,379.41**	**100.00%**	**7.534**	**355**	**82.49**	**639**

Gross Margin	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
6.000 - 6.499	1	159,824.86	0.18%	5.500	358	80.00	708
6.500 - 6.999	469	86,720,834.53	99.82%	7.477	358	83.26	637
Total	**470**	**86,880,659.39**	**100.00%**	**7.474**	**358**	**83.25**	**637**

Minimum Interest Rate	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
5.500 - 5.999	15	4,421,373.84	5.09%	5.862	358	80.83	712
6.000 - 6.499	21	5,544,349.76	6.38%	6.317	358	84.54	682
6.500 - 6.999	78	18,965,750.93	21.83%	6.749	358	83.67	667
7.000 - 7.499	86	17,691,441.46	20.36%	7.270	358	84.33	643
7.500 - 7.999	114	19,519,616.67	22.47%	7.742	358	84.82	630
8.000 - 8.499	71	9,517,328.24	10.95%	8.246	358	83.07	601
8.500 - 8.999	56	7,754,077.41	8.92%	8.677	357	81.26	580
9.000 - 9.499	10	1,103,015.96	1.27%	9.196	358	80.03	563
9.500 - 9.999	10	1,197,549.85	1.38%	9.778	358	73.65	535
10.000 -10.499	2	203,234.04	0.23%	10.346	356	66.81	533
10.500 -10.999	2	221,705.70	0.26%	10.636	357	66.70	510
11.000 -11.499	2	230,671.22	0.27%	11.200	358	65.00	553
11.500 -11.999	2	426,117.58	0.49%	11.630	358	61.32	535
12.000 -12.499	1	84,426.73	0.10%	12.000	356	65.00	521
Total	**470**	**86,880,659.39**	**100.00%**	**7.474**	**358**	**83.25**	**637**

Maximum Interest Rate	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
12.500 -12.999	15	4,421,373.84	5.09%	5.862	358	80.83	712
13.000 -13.499	21	5,544,349.76	6.38%	6.317	358	84.54	682
13.500 -13.999	78	18,965,750.93	21.83%	6.749	358	83.67	667
14.000 -14.499	86	17,691,441.46	20.36%	7.270	358	84.33	643
14.500 -14.999	114	19,519,616.67	22.47%	7.742	358	84.82	630
15.000 -15.499	71	9,517,328.24	10.95%	8.246	358	83.07	601
15.500 -15.999	56	7,754,077.41	8.92%	8.677	357	81.26	580
16.000 -16.499	10	1,103,015.96	1.27%	9.196	358	80.03	563
16.500 -16.999	10	1,197,549.85	1.38%	9.778	358	73.65	535
17.000 -17.499	2	203,234.04	0.23%	10.346	356	66.81	533
17.500 -17.999	2	221,705.70	0.26%	10.636	357	66.70	510
18.000 -18.499	2	230,671.22	0.27%	11.200	358	65.00	553
18.500 -18.999	2	426,117.58	0.49%	11.630	358	61.32	535
19.000 -19.499	1	84,426.73	0.10%	12.000	356	65.00	521
Total	**470**	**86,880,659.39**	**100.00%**	**7.474**	**358**	**83.25**	**637**

Initial Periodic Rate Cap	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
3.000	470	86,880,659.39	100.00%	7.474	358	83.25	637
Total	**470**	**86,880,659.39**	**100.00%**	**7.474**	**358**	**83.25**	**637**

Subsequent Periodic Rate Cap	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
1.500	470	86,880,659.39	100.00%	7.474	358	83.25	637
Total	**470**	**86,880,659.39**	**100.00%**	**7.474**	**358**	**83.25**	**637**

Next Rate Change Date	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
07/01/06	1	184,428.62	0.21%	6.750	352	90.00	622
09/01/06	3	324,813.77	0.37%	8.221	354	84.59	613
10/01/06	7	1,420,590.55	1.64%	7.422	355	86.42	656
11/01/06	55	9,691,504.25	11.15%	7.837	356	81.62	614
12/01/06	32	6,651,052.42	7.66%	7.351	357	85.22	632
01/01/07	358	65,427,495.85	75.31%	7.454	358	83.17	638
02/01/07	2	667,902.72	0.77%	7.126	359	90.00	646
09/01/07	1	354,769.13	0.41%	6.990	354	75.00	773
11/01/07	1	202,037.19	0.23%	7.400	356	90.00	692
01/01/08	4	524,393.57	0.60%	7.292	358	83.22	639
01/01/10	6	1,431,671.32	1.65%	6.793	358	82.43	699
Total	**470**	**86,880,659.39**	**100.00%**	**7.474**	**358**	**83.25**	**637**

Silent 2nd	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Has 2nd lien	205	36,607,078.58	38.06%	7.404	358	88.09	648
No Silent 2nd	396	59,582,300.83	61.94%	7.614	353	79.05	633
Total	**601**	**96,189,379.41**	**100.00%**	**7.534**	**355**	**82.49**	**639**

COMPUTATIONAL MATERIALS DISCLAIMER

The attached tables and other statistical analyses (the "Computational Materials") are privileged and intended for use by the addressee only. These Computational Materials have been prepared by Greenwich Capital Markets, Inc. in reliance upon information furnished by the issuer of the securities and its affiliates. These Computational Materials are furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be reflected therein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayments assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither Greenwich Capital Markets, Inc. nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

Although a registration statement (including the Prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification of such securities under the securities laws of any such state. Prospective purchasers are referred to the final prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials and any matter discussed in this communication. Once available, a final prospectus and prospectus supplement may be obtained by contacting the Greenwich Capital Markets, Inc. Trading Desk at (203) 625-6160.

Please be advised that the securities described herein may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayment, yield curve and interest rate risks. Investors should make every effort to consider the risks of these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

Fremont 2005-1

TOP 50 MSA:	loan count	UPB	% by Balance
4480	367	97,429,912.26	7.3%
5600	315	95,239,883.28	7.1%
6780	397	89,286,138.15	6.7%
8840	326	72,372,595.94	5.4%
1600	406	63,771,517.75	4.8%
5775	156	46,935,417.12	3.5%
0000	337	46,795,928.06	3.5%
5380	154	42,683,851.38	3.2%
0520	308	36,034,341.89	2.7%
1120	134	34,764,929.37	2.6%
6920	138	32,588,103.10	2.4%
5945	93	31,436,704.10	2.3%
5000	173	28,507,046.42	2.1%
5640	115	26,783,575.90	2.0%
4120	112	22,065,458.03	1.6%
0720	134	21,413,480.37	1.6%
0875	78	20,946,679.38	1.6%
2680	113	19,523,325.78	1.5%
7320	55	19,200,133.25	1.4%
5120	110	18,277,677.63	1.4%
5190	86	17,551,521.07	1.3%
6200	117	16,825,522.57	1.3%
7400	48	16,049,825.40	1.2%
8280	133	15,878,062.36	1.2%
6160	100	14,934,566.52	1.1%
2080	98	14,816,781.43	1.1%
7600	67	14,152,892.16	1.1%
8120	51	11,978,166.77	0.9%
5960	86	11,445,355.97	0.9%
2160	100	11,128,857.26	0.8%
3320	49	10,749,176.21	0.8%
5015	38	9,276,218.18	0.7%
8720	32	9,061,497.00	0.7%
7360	27	8,913,591.88	0.7%
3280	51	8,108,744.89	0.6%
8735	21	7,501,724.55	0.6%
8960	38	7,227,991.75	0.5%
3640	25	6,435,402.27	0.5%
6480	37	6,351,923.23	0.5%
7120	19	6,325,688.78	0.5%
1920	49	6,151,978.50	0.5%
2840	40	6,088,745.07	0.5%
Not Avail	33	6,062,512.55	0.5%
7500	16	5,855,769.70	0.4%
5170	28	5,713,068.27	0.4%
5720	39	5,686,969.17	0.4%
5480	37	5,423,176.53	0.4%
6440	33	5,336,911.66	0.4%
6760	40	5,157,490.39	0.4%
4160	26	5,114,130.41	0.4%

Silent 2nds on IO Loans:	loan count	UPB	% by Balance
No Silent 2nd	257	82,802,969.20	33.2%
With Silent 2nd	619	166,923,089.49	66.8%
Total:		249,726,058.69	

Fremont 2005-1
IO

		Minimum	Maximum
Scheduled Principal Balance	$249,726,059	$57,520	$1,000,000
Average Scheduled Principal Balance	$285,075		
Number of Mortgage Loans	876		
Weighted Average Gross Coupon	6.167%	4.990%	8.900%
Weighted Average FICO Score	641	552	813
Weighted Average Combined Original LTV	81.65%	15.87%	100.00%
Weighted Average Original Term	360 months	360 months	360 months
Weighted Average Stated Remaining Term	358 months	355 months	358 months
Weighted Average Seasoning	2 months	2 months	5 months
Weighted Average Gross Margin	6.788%	5.940%	6.990%
Weighted Average Minimum Interest Rate	6.178%	4.990%	8.900%
Weighted Average Maximum Interest Rate	13.167%	11.990%	15.900%
Weighted Average Initial Rate Cap	3.000%	3.000%	3.000%
Weighted Average Subsequent Rate Cap	1.500%	1.500%	1.500%
Weighted Average Months to Roll	23 months	19 months	58 months
Maturity Date		Oct 1 2034	Jan 1 2035
Maximum Zip Code Concentration	0.79%	95020	

ARM	100.00%	Cash Out Refinance	38.11%
		Home Improvement	2.36%
2/28 6 MO LIBOR IO	92.37%	Purchase	58.44%
3/27 6 MO LIBOR IO	7.56%	Rate/Term Refinance	1.09%
5/25 IO	0.07%		
		Condominium	6.45%
Interest Only	100.00%	Single Family	88.93%
		Two-Four Family	4.62%
Prepay Penalty: 0 months	11.64%		
Prepay Penalty: 12 months	8.72%	Primary	99.41%
Prepay Penalty: 24 months	72.51%	Second Home	0.59%
Prepay Penalty: 30 months	0.06%		
Prepay Penalty: 36 months	7.07%	Top 5 States:	
		California	56.42%
First Lien	100.00%	Florida	5.23%
		Maryland	4.41%
Easy Documentation	1.79%	Colorado	3.53%
Full Documentation	85.23%	Washington	3.45%
Stated Documentation	12.98%		

Fremont 2005-1

IO

Current Principal Balance	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
50,000.01 - 100,000.00	16	1,433,584.65	0.57%	7.109	358	80.48	621
100,000.01 - 150,000.00	114	14,345,437.48	5.74%	6.685	358	82.42	626
150,000.01 - 200,000.00	159	27,867,972.37	11.16%	6.298	358	80.91	631
200,000.01 - 250,000.00	144	32,547,132.08	13.03%	6.221	358	81.02	635
250,000.01 - 300,000.00	107	29,173,103.10	11.68%	6.127	358	81.76	636
300,000.01 - 350,000.00	102	33,072,438.34	13.24%	6.076	358	81.34	648
350,000.01 - 400,000.00	63	23,716,601.58	9.50%	6.106	358	82.17	637
400,000.01 - 450,000.00	56	23,712,273.32	9.50%	6.143	358	82.70	651
450,000.01 - 500,000.00	47	22,292,342.78	8.93%	6.039	358	81.80	652
500,000.01 - 550,000.00	25	12,892,660.00	5.16%	5.799	358	79.82	659
550,000.01 - 600,000.00	15	8,544,130.99	3.42%	6.049	358	80.35	633
600,000.01 - 650,000.00	9	5,659,961.00	2.27%	6.212	358	84.37	642
650,000.01 - 700,000.00	8	5,336,221.00	2.14%	6.124	357	83.06	631
700,000.01 - 750,000.00	3	2,229,000.00	0.89%	6.444	358	81.23	676
750,000.01 - 800,000.00	3	2,343,200.00	0.94%	6.680	358	86.69	634
800,000.01 - 850,000.00	2	1,700,000.00	0.68%	6.270	358	84.18	631
850,000.01 - 900,000.00	1	880,000.00	0.35%	6.000	358	80.00	641
950,000.01 - 1,000,000.00	2	1,980,000.00	0.79%	5.497	358	80.00	662
Total	**876**	**249,726,058.69**	**100.00%**	**6.167**	**358**	**81.65**	**641**

Current Gross Rate	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
4.500 - 4.999	17	5,028,427.00	2.01%	4.990	358	73.59	674
5.000 - 5.499	88	30,002,414.00	12.01%	5.275	358	79.15	672
5.500 - 5.999	312	94,245,717.37	37.74%	5.801	358	80.18	653
6.000 - 6.499	162	49,246,808.52	19.72%	6.252	358	82.11	628
6.500 - 6.999	183	45,214,408.29	18.11%	6.754	358	82.25	619
7.000 - 7.499	55	12,587,481.66	5.04%	7.247	358	87.98	617
7.500 - 7.999	41	9,891,427.99	3.96%	7.679	358	89.77	623
8.000 - 8.499	12	2,090,653.86	0.84%	8.195	358	91.08	611
8.500 - 8.999	6	1,418,720.00	0.57%	8.703	357	99.19	631
Total	**876**	**249,726,058.69**	**100.00%**	**6.167**	**358**	**81.65**	**641**

FICO	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
550-574	8	2,565,400.00	1.03%	6.719	358	77.31	563
575-599	187	45,524,461.94	18.23%	6.599	358	81.22	590
600-624	231	64,299,571.65	25.75%	6.361	358	82.65	611
625-649	154	46,248,495.28	18.52%	5.978	358	81.35	637
650-674	123	38,292,247.64	15.33%	5.922	358	81.11	662
675-699	72	20,944,571.46	8.39%	5.970	358	81.49	686
700+	101	31,851,310.72	12.75%	5.810	358	81.81	732
Total	**876**	**249,726,058.69**	**100.00%**	**6.167**	**358**	**81.65**	**641**

Combined Original LTV	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
0.01- 49.99	5	1,275,807.00	0.51%	5.445	358	42.87	627
50.00- 54.99	3	1,185,000.00	0.47%	6.062	358	53.54	599
55.00- 59.99	3	638,800.00	0.26%	6.387	358	58.44	599
60.00- 64.99	9	2,494,735.50	1.00%	5.659	358	62.02	646
65.00- 69.99	16	4,417,986.60	1.77%	5.756	358	66.97	620
70.00- 74.99	20	6,077,777.00	2.43%	6.067	358	72.15	626
75.00- 79.99	41	13,311,261.35	5.33%	6.041	358	77.69	638
80.00	543	152,220,797.12	60.96%	6.007	358	80.00	647
80.01- 84.99	15	4,963,499.99	1.99%	6.032	357	83.15	629
85.00- 89.99	55	15,702,578.99	6.29%	6.273	358	86.41	636
90.00- 94.99	128	36,819,059.17	14.74%	6.579	358	90.23	629
95.00- 99.99	16	4,135,596.97	1.66%	7.078	358	95.23	632
100.00	22	6,483,159.00	2.60%	7.822	358	100.00	642
Total	**876**	**249,726,058.69**	**100.00%**	**6.167**	**358**	**81.65**	**641**

Original Term (months)	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
360	876	249,726,058.69	100.00%	6.167	358	81.65	641
Total	**876**	**249,726,058.69**	**100.00%**	**6.167**	**358**	**81.65**	**641**

Stated Remaining Term (month	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
301-360	876	249,726,058.69	100.00%	6.167	358	81.65	641
Total	**876**	**249,726,058.69**	**100.00%**	**6.167**	**358**	**81.65**	**641**

Debt Ratio	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
0.01 -20.00	18	5,840,894.50	2.34%	6.262	358	77.98	633
20.01 -25.00	28	8,408,353.69	3.37%	6.202	358	81.58	644
25.01 -30.00	28	8,096,767.97	3.24%	6.423	358	84.44	628
30.01 -35.00	73	18,022,409.09	7.22%	6.146	358	82.07	646
35.01 -40.00	123	35,746,637.19	14.31%	6.134	358	79.73	642
40.01 -45.00	201	55,441,312.35	22.20%	6.151	358	81.53	643
45.01 -50.00	399	116,576,595.91	46.68%	6.160	358	82.20	639
50.01 -55.00	5	1,349,337.99	0.54%	6.299	358	85.04	616
60.01+	1	243,750.00	0.10%	6.550	358	75.00	813
Total	**876**	**249,726,058.69**	**100.00%**	**6.167**	**358**	**81.65**	**641**

FRM/ARM	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
ARM	876	249,726,058.69	100.00%	6.167	358	81.65	641
Total	**876**	**249,726,058.69**	**100.00%**	**6.167**	**358**	**81.65**	**641**

Product	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
2/28 6 MO LIBOR IO	813	230,665,470.92	92.37%	6.171	358	81.86	640
3/27 6 MO LIBOR IO	62	18,885,487.77	7.56%	6.117	358	79.06	654
5/25 IO	1	175,100.00	0.07%	6.500	358	85.00	608
Total	**876**	**249,726,058.69**	**100.00%**	**6.167**	**358**	**81.65**	**641**

Interest Only	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Interest Only	876	249,726,058.69	100.00%	6.167	358	81.65	641
Total	**876**	**249,726,058.69**	**100.00%**	**6.167**	**358**	**81.65**	**641**

Prepayment Penalty Original Te	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Prepay Penalty: 0 months	114	29,063,613.59	11.64%	6.563	358	84.12	641
Prepay Penalty: 12 months	66	21,775,348.50	8.72%	6.375	358	81.24	638
Prepay Penalty: 24 months	633	181,071,697.51	72.51%	6.084	358	81.48	641
Prepay Penalty: 30 months	1	159,840.00	0.06%	6.650	358	80.00	591
Prepay Penalty: 36 months	62	17,655,559.09	7.07%	6.099	358	79.85	639
Total	**876**	**249,726,058.69**	**100.00%**	**6.167**	**358**	**81.65**	**641**

Lien	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
First Lien	876	249,726,058.69	100.00%	6.167	358	81.65	641
Total	**876**	**249,726,058.69**	**100.00%**	**6.167**	**358**	**81.65**	**641**

Documentation Type	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Easy Documentation	11	4,473,050.00	1.79%	6.737	358	79.15	624
Full Documentation	773	212,835,226.07	85.23%	6.136	358	82.05	636
Stated Documentation	92	32,417,782.62	12.98%	6.290	358	79.40	673
Total	**876**	**249,726,058.69**	**100.00%**	**6.167**	**358**	**81.65**	**641**

Loan Purpose	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Cash Out Refinance	317	95,164,501.93	38.11%	6.152	358	81.46	633
Home Improvement	19	5,901,063.62	2.36%	6.184	358	80.37	637
Purchase	531	145,939,993.14	58.44%	6.177	358	81.76	646
Rate/Term Refinance	9	2,720,500.00	1.09%	6.126	358	85.19	631
Total	**876**	**249,726,058.69**	**100.00%**	**6.167**	**358**	**81.65**	**641**

Property Type	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Condominium	65	16,110,672.80	6.45%	6.349	358	82.24	641
Single Family	774	222,080,689.80	88.93%	6.162	358	81.59	640
Two-Four Family	37	11,534,696.09	4.62%	6.006	358	82.05	659
Total	**876**	**249,726,058.69**	**100.00%**	**6.167**	**358**	**81.65**	**641**

Occupancy Status	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Primary	873	248,257,167.69	99.41%	6.164	358	81.60	641
Second Home	3	1,468,891.00	0.59%	6.596	357	89.40	687
Total	**876**	**249,726,058.69**	**100.00%**	**6.167**	**358**	**81.65**	**641**

State	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Arizona	35	7,782,989.37	3.12%	6.563	358	82.65	618
Arkansas	1	539,920.00	0.22%	6.990	358	80.00	609
California	409	140,897,680.74	56.42%	6.009	358	80.63	644
Colorado	45	8,823,731.78	3.53%	6.057	358	80.82	648
Connecticut	12	2,861,450.00	1.15%	6.794	358	86.30	639
Florida	58	13,061,028.97	5.23%	6.527	358	84.68	635
Georgia	43	8,201,375.68	3.28%	6.854	358	84.73	618
Hawaii	6	2,075,900.00	0.83%	5.718	358	78.64	675
Idaho	2	196,800.00	0.08%	7.508	358	88.11	589
Illinois	12	3,304,859.31	1.32%	6.557	358	84.21	613
Iowa	1	75,000.00	0.03%	7.200	357	100.00	676
Kentucky	1	103,450.00	0.04%	7.400	356	80.00	589
Maryland	40	11,010,153.37	4.41%	6.510	358	85.74	626
Massachusetts	22	6,363,016.27	2.55%	6.376	358	83.75	652
Michigan	4	458,267.33	0.18%	7.557	358	86.31	621
Minnesota	17	3,420,029.00	1.37%	6.432	358	82.64	650
Missouri	4	526,675.00	0.21%	7.575	358	93.55	623
Montana	1	104,079.99	0.04%	5.990	357	80.00	604
Nebraska	1	111,000.00	0.04%	8.400	357	94.87	603
Nevada	20	4,921,448.99	1.97%	6.285	358	80.22	650
New Jersey	18	5,687,219.99	2.28%	6.211	358	85.67	649
New York	19	6,839,724.99	2.74%	5.786	358	80.05	642
North Carolina	10	1,659,587.58	0.66%	6.406	358	80.68	650
Ohio	5	722,600.00	0.29%	6.586	358	86.33	617
Oregon	6	902,899.99	0.36%	6.142	358	80.97	639
Pennsylvania	1	138,400.00	0.06%	6.750	358	80.00	590
Rhode Island	2	399,200.00	0.16%	6.188	358	80.00	669
South Carolina	2	452,801.00	0.18%	6.688	357	85.06	696
Tennessee	3	703,530.00	0.28%	6.671	357	82.18	632
Texas	4	608,898.00	0.24%	6.282	358	80.00	655
Utah	6	900,370.00	0.36%	6.400	358	76.50	627
Virginia	26	7,195,209.96	2.88%	6.215	358	80.04	632
Washington	39	8,607,561.38	3.45%	6.024	358	81.65	639
Wisconsin	1	69,200.00	0.03%	6.990	358	80.00	580
Total	**876**	**249,726,058.69**	**100.00%**	**6.167**	**358**	**81.65**	**641**

Gross Margin	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
5.500 - 5.999	19	5,576,527.00	2.23%	4.992	358	74.73	681
6.000 - 6.499	115	39,449,576.98	15.80%	5.342	358	79.31	669
6.500 - 6.999	742	204,699,954.71	81.97%	6.358	358	82.29	634
Total	**876**	**249,726,058.69**	**100.00%**	**6.167**	**358**	**81.65**	**641**

Minimum Interest Rate	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
4.500 - 4.999	16	4,510,927.00	1.81%	4.990	358	73.49	676
5.000 - 5.499	87	29,491,214.00	11.81%	5.278	358	79.13	671
5.500 - 5.999	308	93,036,479.28	37.26%	5.802	358	80.15	653
6.000 - 6.499	163	49,779,300.52	19.93%	6.236	358	82.09	629
6.500 - 6.999	190	47,278,854.38	18.93%	6.721	358	82.19	620
7.000 - 7.499	54	12,339,481.66	4.94%	7.248	358	88.14	617
7.500 - 7.999	41	9,891,427.99	3.96%	7.679	358	89.77	623
8.000 - 8.499	11	1,979,653.86	0.79%	8.183	358	90.87	611
8.500 - 8.999	6	1,418,720.00	0.57%	8.703	357	99.19	631
Total	**876**	**249,726,058.69**	**100.00%**	**6.167**	**358**	**81.65**	**641**

Maximum Interest Rate	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
11.500 -11.999	17	5,028,427.00	2.01%	4.990	358	73.59	674
12.000 -12.499	88	30,002,414.00	12.01%	5.275	358	79.15	672
12.500 -12.999	312	94,245,717.37	37.74%	5.801	358	80.18	653
13.000 -13.499	162	49,246,808.52	19.72%	6.252	358	82.11	628
13.500 -13.999	183	45,214,408.29	18.11%	6.754	358	82.25	619
14.000 -14.499	55	12,587,481.66	5.04%	7.247	358	87.98	617
14.500 -14.999	41	9,891,427.99	3.96%	7.679	358	89.77	623
15.000 -15.499	12	2,090,653.86	0.84%	8.195	358	91.08	611
15.500 -15.999	6	1,418,720.00	0.57%	8.703	357	99.19	631
Total	**876**	**249,726,058.69**	**100.00%**	**6.167**	**358**	**81.65**	**641**

Initial Periodic Rate Cap	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
3.000	876	249,726,058.69	100.00%	6.167	358	81.65	641
Total	**876**	**249,726,058.69**	**100.00%**	**6.167**	**358**	**81.65**	**641**

Subsequent Periodic Rate Cap	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
1.500	876	249,726,058.69	100.00%	6.167	358	81.65	641
Total	**876**	**249,726,058.69**	**100.00%**	**6.167**	**358**	**81.65**	**641**

Next Rate Change Date	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
10/01/06	4	829,199.99	0.33%	6.306	355	80.00	663
11/01/06	39	10,224,982.54	4.09%	6.376	356	82.77	637
12/01/06	87	26,496,117.06	10.61%	6.032	357	80.77	637
01/01/07	683	193,115,171.33	77.33%	6.178	358	81.97	640
11/01/07	1	186,900.00	0.07%	5.990	356	70.00	652
12/01/07	3	1,104,500.00	0.44%	5.604	357	78.76	657
01/01/08	58	17,594,087.77	7.05%	6.151	358	79.17	653
01/01/10	1	175,100.00	0.07%	6.500	358	85.00	608
Total	**876**	**249,726,058.69**	**100.00%**	**6.167**	**358**	**81.65**	**641**

Silent 2nd	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Has 2nd lien	619	166,923,089.49	66.84%	6.104	358	80.99	645
No Silent 2nd	257	82,802,969.20	33.16%	6.293	358	82.99	633
Total	**876**	**249,726,058.69**	**100.00%**	**6.167**	**358**	**81.65**	**641**

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein.

The information contained herein will be superseded by the description of the mortgage loans contained in the prospectus supplement. Such information supersedes the information in all prior collateral term sheets, if any.

Fremont 2005-1
FICO UNDER 550

		Minimum	Maximum
Scheduled Principal Balance	$190,971,566	$12,544	$573,251
Average Scheduled Principal Balance	$191,739		
Number of Mortgage Loans	996		
Weighted Average Gross Coupon	8.363%	5.900%	12.150%
Weighted Average FICO Score	525	500	549
Weighted Average Combined Original LTV	72.87%	19.74%	90.00%
Weighted Average Original Term	359 months	120 months	360 months
Weighted Average Stated Remaining Term	357 months	118 months	358 months
Weighted Average Seasoning	3 months	2 months	8 months
Weighted Average Gross Margin	6.990%	6.850%	6.990%
Weighted Average Minimum Interest Rate	8.365%	5.900%	12.150%
Weighted Average Maximum Interest Rate	15.365%	12.900%	19.150%
Weighted Average Initial Rate Cap	3.000%	3.000%	3.000%
Weighted Average Subsequent Rate Cap	1.500%	1.500%	1.500%
Weighted Average Months to Roll	22 months	16 months	58 months
Maturity Date		Jan 1 2015	Jan 1 2035
Maximum Zip Code Concentration	0.93%	11236 (Brooklyn, NY)	

ARM	96.44%	Cash Out Refinance	83.27%
Fixed Rate	3.56%	Home Improvement	2.51%
		Purchase	12.95%
2/28 6 MO LIBOR	94.12%	Rate/Term Refinance	1.28%
3/27 6 MO LIBOR	1.98%		
5/25 6 MO LIBOR	0.34%	Condominium	3.51%
Fixed Rate	3.56%	Single Family	84.67%
		Two-Four Family	11.81%
Not Interest Only	100.00%		
		Non-owner	4.45%
Prepay Penalty: 0 months	16.66%	Primary	94.92%
Prepay Penalty: 12 months	12.90%	Second Home	0.63%
Prepay Penalty: 24 months	65.24%		
Prepay Penalty: 36 months	5.20%	Top 5 States:	
		California	27.06%
First Lien	99.99%	New York	12.54%
Second Lien	0.01%	New Jersey	9.68%
		Florida	8.70%
Easy Documentation	1.96%	Maryland	7.02%
Full Documentation	56.17%		
Stated Documentation	41.88%		

Fremont 2005-1

FICO UNDER 550

Current Principal Balance	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
0.01 - 50,000.00	5	212,448.25	0.11%	9.889	344	60.11	537
50,000.01 - 100,000.00	173	13,389,820.40	7.01%	9.011	356	72.00	523
100,000.01 - 150,000.00	239	30,047,803.45	15.73%	8.754	357	71.25	526
150,000.01 - 200,000.00	195	34,216,146.60	17.92%	8.403	356	72.87	525
200,000.01 - 250,000.00	143	32,134,072.51	16.83%	8.353	356	71.76	525
250,000.01 - 300,000.00	96	26,532,779.74	13.89%	8.309	357	72.90	522
300,000.01 - 350,000.00	64	20,791,846.17	10.89%	8.002	357	74.08	525
350,000.01 - 400,000.00	42	15,692,716.91	8.22%	8.195	358	75.02	524
400,000.01 - 450,000.00	21	9,007,378.40	4.72%	7.959	358	76.30	528
450,000.01 - 500,000.00	14	6,743,203.17	3.53%	7.626	358	71.84	529
500,000.01 - 550,000.00	1	503,710.02	0.26%	8.750	358	80.00	522
550,000.01 - 600,000.00	3	1,699,640.63	0.89%	7.363	358	80.27	530
Total	**996**	**190,971,566.25**	**100.00%**	**8.363**	**357**	**72.87**	**525**

Current Gross Rate	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
5.500 - 5.999	1	259,736.17	0.14%	5.900	358	59.09	547
6.000 - 6.499	14	3,924,493.47	2.06%	6.309	358	73.84	533
6.500 - 6.999	79	20,385,308.26	10.67%	6.821	358	75.58	530
7.000 - 7.499	81	18,254,252.76	9.56%	7.257	358	73.50	527
7.500 - 7.999	205	42,848,065.30	22.44%	7.776	356	74.14	526
8.000 - 8.499	154	29,128,137.57	15.25%	8.282	357	74.61	525
8.500 - 8.999	181	30,989,048.32	16.23%	8.742	356	74.20	524
9.000 - 9.499	79	12,492,548.21	6.54%	9.243	357	71.31	518
9.500 - 9.999	87	14,581,431.14	7.64%	9.772	356	69.23	521
10.000 -10.499	33	4,660,656.03	2.44%	10.217	357	65.62	519
10.500 -10.999	47	8,165,876.44	4.28%	10.735	357	65.62	522
11.000 -11.499	12	1,895,306.89	0.99%	11.104	358	65.82	528
11.500 -11.999	18	2,828,478.93	1.48%	11.658	356	64.88	525
12.000 -12.499	5	558,226.76	0.29%	12.064	357	53.50	535
Total	**996**	**190,971,566.25**	**100.00%**	**8.363**	**357**	**72.87**	**525**

FICO	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
500-524	479	91,181,974.25	47.75%	8.615	357	71.97	512
525-549	516	99,553,676.16	52.13%	8.127	357	73.69	536
None	1	235,915.84	0.12%	11.000	358	80.00	0
Total	**996**	**190,971,566.25**	**100.00%**	**8.363**	**357**	**72.87**	**525**

Combined Original LTV	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
0.01- 49.99	48	6,719,818.94	3.52%	8.481	357	41.80	526
50.00- 54.99	35	6,530,890.32	3.42%	8.696	355	52.59	524
55.00- 59.99	35	6,297,515.57	3.30%	8.337	357	57.78	528
60.00- 64.99	65	13,366,861.66	7.00%	8.666	355	62.43	524
65.00- 69.99	100	20,404,418.28	10.68%	9.012	357	66.73	523
70.00- 74.99	143	28,273,723.40	14.81%	8.748	357	71.35	522
75.00- 79.99	189	37,654,627.25	19.72%	8.240	356	76.14	524
80.00	255	49,394,236.17	25.86%	8.124	357	80.00	523
80.01- 84.99	14	3,330,488.23	1.74%	7.452	357	82.88	532
85.00- 89.99	107	18,442,406.06	9.66%	7.756	357	85.15	534
90.00- 94.99	5	556,580.37	0.29%	7.890	352	90.00	543
Total	**996**	**190,971,566.25**	**100.00%**	**8.363**	**357**	**72.87**	**525**

Original Term (months)	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
120	1	12,543.59	0.01%	11.500	118	90.00	547
180	3	494,977.06	0.26%	8.547	177	66.51	518
300	1	153,834.08	0.08%	7.850	298	77.97	536
360	991	190,310,211.52	99.65%	8.363	357	72.89	525
Total	**996**	**190,971,566.25**	**100.00%**	**8.363**	**357**	**72.87**	**525**

Stated Remaining Term (month	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
61-120	1	12,543.59	0.01%	11.500	118	90.00	547
121-180	3	494,977.06	0.26%	8.547	177	66.51	518
241-300	1	153,834.08	0.08%	7.850	298	77.97	536
301-360	991	190,310,211.52	99.65%	8.363	357	72.89	525
Total	**996**	**190,971,566.25**	**100.00%**	**8.363**	**357**	**72.87**	**525**

Debt Ratio	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
0.01 -20.00	22	3,080,840.62	1.61%	8.534	358	73.47	525
20.01 -25.00	35	4,733,156.78	2.48%	8.565	357	72.43	526
25.01 -30.00	56	8,667,220.11	4.54%	8.069	358	73.56	521
30.01 -35.00	96	17,302,152.71	9.06%	8.235	355	72.60	527
35.01 -40.00	134	23,545,269.01	12.33%	8.625	357	71.01	525
40.01 -45.00	167	33,052,772.24	17.31%	8.318	356	73.28	525
45.01 -50.00	238	48,775,573.98	25.54%	8.455	357	73.06	526
50.01 -55.00	248	51,814,580.80	27.13%	8.250	357	73.27	523
Total	**996**	**190,971,566.25**	**100.00%**	**8.363**	**357**	**72.87**	**525**

FRM/ARM	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
ARM	953	184,165,400.60	96.44%	8.365	357	72.88	525
Fixed Rate	43	6,806,165.65	3.56%	8.321	343	72.72	527
Total	**996**	**190,971,566.25**	**100.00%**	**8.363**	**357**	**72.87**	**525**

Product	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
2/28 6 MO LIBOR	931	179,747,299.36	94.12%	8.382	357	72.82	525
3/27 6 MO LIBOR	18	3,774,076.44	1.98%	7.652	357	75.94	527
5/25 6 MO LIBOR	4	644,024.80	0.34%	7.769	357	72.77	521
Fixed Rate	43	6,806,165.65	3.56%	8.321	343	72.72	527
Total	**996**	**190,971,566.25**	**100.00%**	**8.363**	**357**	**72.87**	**525**

Interest Only	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Not Interest Only	996	190,971,566.25	100.00%	8.363	357	72.87	525
Total	**996**	**190,971,566.25**	**100.00%**	**8.363**	**357**	**72.87**	**525**

Prepayment Penalty Original Te	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Prepay Penalty: 0 months	177	31,818,933.31	16.66%	8.628	355	72.92	526
Prepay Penalty: 12 months	117	24,634,156.46	12.90%	8.413	357	71.91	527
Prepay Penalty: 24 months	642	124,595,654.88	65.24%	8.299	357	73.07	524
Prepay Penalty: 36 months	60	9,922,821.60	5.20%	8.199	355	72.70	524
Total	**996**	**190,971,566.25**	**100.00%**	**8.363**	**357**	**72.87**	**525**

Lien	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
First Lien	995	190,959,022.66	99.99%	8.363	357	72.87	525
Second Lien	1	12,543.59	0.01%	11.500	118	90.00	547
Total	**996**	**190,971,566.25**	**100.00%**	**8.363**	**357**	**72.87**	**525**

Documentation Type	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Easy Documentation	16	3,739,580.50	1.96%	8.553	355	73.15	528
Full Documentation	616	107,261,132.55	56.17%	8.201	357	73.99	525
Stated Documentation	364	79,970,853.20	41.88%	8.573	357	71.36	524
Total	**996**	**190,971,566.25**	**100.00%**	**8.363**	**357**	**72.87**	**525**

Loan Purpose	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Cash Out Refinance	804	159,013,334.30	83.27%	8.341	357	72.31	524
Home Improvement	25	4,784,904.46	2.51%	8.453	357	69.52	522
Purchase	153	24,731,972.08	12.95%	8.403	357	77.73	527
Rate/Term Refinance	14	2,441,355.41	1.28%	9.247	357	66.78	531
Total	**996**	**190,971,566.25**	**100.00%**	**8.363**	**357**	**72.87**	**525**

Property Type	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Condominium	40	6,708,122.99	3.51%	8.556	356	73.07	527
Single Family	858	161,700,221.96	84.67%	8.369	357	72.80	525
Two-Four Family	98	22,563,221.30	11.81%	8.266	357	73.31	525
Total	**996**	**190,971,566.25**	**100.00%**	**8.363**	**357**	**72.87**	**525**

Occupancy Status	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Non-owner	51	8,501,166.77	4.45%	8.777	357	75.40	528
Primary	939	181,276,724.83	94.92%	8.341	357	72.72	525
Second Home	6	1,193,674.65	0.63%	8.779	358	78.88	531
Total	**996**	**190,971,566.25**	**100.00%**	**8.363**	**357**	**72.87**	**525**

State	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Arizona	10	1,739,743.05	0.91%	7.916	357	74.81	532
Arkansas	1	95,855.68	0.05%	9.450	356	75.00	537
California	216	51,683,225.26	27.06%	8.158	357	70.41	524
Colorado	11	2,330,871.50	1.22%	8.224	357	80.86	524
Connecticut	36	7,353,254.97	3.85%	8.927	357	73.75	521
Delaware	2	205,912.17	0.11%	10.256	358	60.57	517
Florida	108	16,607,230.22	8.70%	8.464	356	73.35	527
Georgia	31	3,974,694.40	2.08%	8.298	347	77.97	531
Hawaii	5	1,287,028.50	0.67%	8.085	358	73.76	521
Idaho	1	71,360.92	0.04%	8.990	358	85.00	547
Illinois	55	9,031,977.89	4.73%	8.026	357	73.99	527
Indiana	7	692,381.70	0.36%	8.413	357	82.51	538
Iowa	1	147,844.32	0.08%	9.200	356	80.00	513
Kansas	6	636,073.30	0.33%	9.269	357	75.53	524
Maine	2	260,088.57	0.14%	10.213	358	73.81	509
Maryland	68	13,415,600.57	7.02%	8.107	357	74.50	524
Massachusetts	33	7,373,760.10	3.86%	8.479	357	70.59	524
Michigan	30	3,305,091.29	1.73%	8.738	357	76.69	523
Minnesota	16	2,631,122.28	1.38%	8.646	357	76.76	529
Missouri	11	1,263,527.76	0.66%	8.675	357	76.91	526
Nevada	19	3,745,733.12	1.96%	9.124	357	69.92	521
New Hampshire	3	707,553.70	0.37%	8.955	358	79.17	531
New Jersey	90	18,487,573.57	9.68%	8.603	356	72.79	525
New Mexico	2	244,574.76	0.13%	8.107	358	59.38	520
New York	95	23,942,787.09	12.54%	8.177	357	71.83	525
North Carolina	11	1,028,670.56	0.54%	8.952	357	76.84	521
Ohio	11	1,114,699.71	0.58%	8.416	357	79.63	525
Oregon	4	544,914.71	0.29%	8.155	358	83.68	532
Pennsylvania	23	2,419,110.68	1.27%	9.081	357	74.17	522
Rhode Island	7	1,047,304.68	0.55%	9.097	357	66.44	524
South Carolina	5	600,011.90	0.31%	9.929	357	73.75	524
Tennessee	4	255,778.36	0.13%	8.881	358	77.40	531
Texas	11	1,888,004.10	0.99%	8.819	358	76.70	526
Utah	3	447,898.96	0.23%	8.465	357	74.21	527
Virginia	44	8,689,383.14	4.55%	8.373	357	75.29	523
Washington	7	1,125,058.31	0.59%	8.043	358	78.91	522
Wisconsin	7	575,864.45	0.30%	8.504	356	79.29	522
Total	**996**	**190,971,566.25**	**100.00%**	**8.363**	**357**	**72.87**	**525**

Gross Margin	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
6.500 - 6.999	953	184,165,400.60	100.00%	8.365	357	72.88	525
Total	**953**	**184,165,400.60**	**100.00%**	**8.365**	**357**	**72.88**	**525**

Minimum Interest Rate	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
5.500 - 5.999	1	259,736.17	0.14%	5.900	358	59.09	547
6.000 - 6.499	14	3,924,493.47	2.13%	6.309	358	73.84	533
6.500 - 6.999	77	19,830,436.55	10.77%	6.819	358	75.43	530
7.000 - 7.499	79	17,919,511.49	9.73%	7.256	358	73.86	527
7.500 - 7.999	193	40,228,130.26	21.84%	7.780	357	73.98	526
8.000 - 8.499	151	28,447,674.64	15.45%	8.284	357	74.45	524
8.500 - 8.999	172	29,851,222.57	16.21%	8.741	357	74.21	524
9.000 - 9.499	74	11,932,136.53	6.48%	9.244	357	72.45	517
9.500 - 9.999	81	14,037,486.52	7.62%	9.771	357	69.38	521
10.000 -10.499	31	4,535,142.81	2.46%	10.212	357	65.22	519
10.500 -10.999	47	8,165,876.44	4.43%	10.735	357	65.62	522
11.000 -11.499	11	1,659,391.05	0.90%	11.119	358	63.81	528
11.500 -11.999	17	2,815,935.34	1.53%	11.659	357	64.77	525
12.000 -12.499	5	558,226.76	0.30%	12.064	357	53.50	535
Total	**953**	**184,165,400.60**	**100.00%**	**8.365**	**357**	**72.88**	**525**

Maximum Interest Rate	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
12.500 -12.999	1	259,736.17	0.14%	5.900	358	59.09	547
13.000 -13.499	14	3,924,493.47	2.13%	6.309	358	73.84	533
13.500 -13.999	77	19,830,436.55	10.77%	6.819	358	75.43	530
14.000 -14.499	79	17,919,511.49	9.73%	7.256	358	73.86	527
14.500 -14.999	193	40,228,130.26	21.84%	7.780	357	73.98	526
15.000 -15.499	150	28,200,142.71	15.31%	8.283	357	74.48	525
15.500 -15.999	173	30,098,754.50	16.34%	8.737	357	74.18	523
16.000 -16.499	74	11,932,136.53	6.48%	9.244	357	72.45	517
16.500 -16.999	81	14,037,486.52	7.62%	9.771	357	69.38	521
17.000 -17.499	31	4,535,142.81	2.46%	10.212	357	65.22	519
17.500 -17.999	47	8,165,876.44	4.43%	10.735	357	65.62	522
18.000 -18.499	11	1,659,391.05	0.90%	11.119	358	63.81	528
18.500 -18.999	17	2,815,935.34	1.53%	11.659	357	64.77	525
19.000 -19.499	5	558,226.76	0.30%	12.064	357	53.50	535
Total	**953**	**184,165,400.60**	**100.00%**	**8.365**	**357**	**72.88**	**525**

Initial Periodic Rate Cap	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
3.000	953	184,165,400.60	100.00%	8.365	357	72.88	525
Total	**953**	**184,165,400.60**	**100.00%**	**8.365**	**357**	**72.88**	**525**

Subsequent Periodic Rate Cap	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
1.500	953	184,165,400.60	100.00%	8.365	357	72.88	525
Total	**953**	**184,165,400.60**	**100.00%**	**8.365**	**357**	**72.88**	**525**

Next Rate Change Date	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
07/01/06	2	567,938.08	0.31%	8.612	352	75.00	506
08/01/06	2	276,525.06	0.15%	8.659	353	80.13	512
09/01/06	11	1,568,380.97	0.85%	8.678	354	73.18	515
10/01/06	20	3,599,277.76	1.95%	8.897	355	72.34	521
11/01/06	216	37,593,775.52	20.41%	8.591	356	71.90	522
12/01/06	80	17,875,664.51	9.71%	8.115	357	73.09	523
01/01/07	599	118,055,414.95	64.10%	8.334	358	73.06	526
01/06/07	1	210,322.51	0.11%	8.500	358	66.81	526
11/01/07	6	1,054,871.13	0.57%	8.446	356	73.91	526
01/01/08	12	2,719,205.31	1.48%	7.344	358	76.73	527
10/01/09	1	184,151.78	0.10%	8.350	355	75.00	503
11/01/09	1	72,691.29	0.04%	10.450	356	75.00	508
01/01/10	2	387,181.73	0.21%	6.990	358	71.28	531
Total	**953**	**184,165,400.60**	**100.00%**	**8.365**	**357**	**72.88**	**525**

Silent 2nd	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Has 2nd lien	65	8,345,573.08	4.37%	8.388	357	78.02	529
No Silent 2nd	931	182,625,993.17	95.63%	8.362	357	72.64	525
Total	**996**	**190,971,566.25**	**100.00%**	**8.363**	**357**	**72.87**	**525**

Fremont 2005-1
BALANCE OVER 450K

		Minimum	Maximum
Scheduled Principal Balance	$175,557,238	$450,005	$1,000,000
Average Scheduled Principal Balance	$550,336		
Number of Mortgage Loans	319		
Weighted Average Gross Coupon	6.553%	4.990%	9.000%
Weighted Average FICO Score	643	510	805
Weighted Average Combined Original LTV	82.09%	34.29%	100.00%
Weighted Average Original Term	360 months	360 months	360 months
Weighted Average Stated Remaining Term	358 months	354 months	359 months
Weighted Average Seasoning	2 months	1 months	6 months
Weighted Average Gross Margin	6.867%	5.940%	6.990%
Weighted Average Minimum Interest Rate	6.547%	4.990%	9.000%
Weighted Average Maximum Interest Rate	13.537%	11.990%	16.000%
Weighted Average Initial Rate Cap	3.000%	3.000%	3.000%
Weighted Average Subsequent Rate Cap	1.500%	1.500%	1.500%
Weighted Average Months to Roll	23 months	18 months	58 months
Maturity Date		Sep 1 2034	Feb 1 2035
Maximum Zip Code Concentration	1.13%	95020 (Gilroy, CA)	

ARM	89.46%	Easy Documentation	2.58%
Fixed Rate	10.54%	Full Documentation	60.35%
		Stated Documentation	37.07%
2/28 6 MO LIBOR	49.86%		
2/28 6 MO LIBOR IO	33.42%	Cash Out Refinance	50.64%
3/27 6 MO LIBOR	1.76%	Home Improvement	2.92%
3/27 6 MO LIBOR IO	2.96%	Purchase	45.04%
5/25 6 MO LIBOR	1.46%	Rate/Term Refinance	1.39%
Fixed Rate	10.54%		
		Condominium	2.81%
Interest Only	36.37%	Single Family	83.40%
Not Interest Only	63.63%	Two-Four Family	13.79%
Prepay Penalty: 0 months	14.74%	Non-owner	2.79%
Prepay Penalty: 12 months	15.02%	Primary	95.90%
Prepay Penalty: 24 months	60.94%	Second Home	1.31%
Prepay Penalty: 36 months	9.30%		
		Top 5 States:	
First Lien	100.00%	California	50.63%
		New York	12.71%
		Florida	6.13%
		New Jersey	4.22%
		Massachusetts	3.99%

Fremont 2005-1

BALANCE OVER 450K

Current Principal Balance	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
450,000.01 - 500,000.00	142	67,712,480.69	38.57%	6.627	358	80.97	635
500,000.01 - 550,000.00	56	29,269,697.38	16.67%	6.414	358	81.81	654
550,000.01 - 600,000.00	52	29,887,017.47	17.02%	6.609	358	80.23	636
600,000.01 - 650,000.00	28	17,485,923.60	9.96%	6.517	358	84.24	649
650,000.01 - 700,000.00	13	8,744,747.11	4.98%	6.672	358	87.34	654
700,000.01 - 750,000.00	12	8,865,614.74	5.05%	6.443	358	84.02	660
750,000.01 - 800,000.00	6	4,690,686.67	2.67%	6.463	358	85.28	650
800,000.01 - 850,000.00	6	5,054,016.53	2.88%	6.812	357	87.20	633
850,000.01 - 900,000.00	1	880,000.00	0.50%	6.000	358	80.00	641
950,000.01 - 1,000,000.00	3	2,967,053.47	1.69%	5.731	358	81.97	663
Total	**319**	**175,557,237.66**	**100.00%**	**6.553**	**358**	**82.09**	**643**

Current Gross Rate	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
4.500 - 4.999	4	2,031,801.80	1.16%	4.990	358	75.79	717
5.000 - 5.499	18	10,132,135.54	5.77%	5.260	358	80.46	675
5.500 - 5.999	80	43,460,875.69	24.76%	5.813	358	80.14	661
6.000 - 6.499	69	39,278,829.82	22.37%	6.245	358	81.02	649
6.500 - 6.999	65	36,372,257.46	20.72%	6.767	358	82.88	635
7.000 - 7.499	31	16,227,270.31	9.24%	7.246	358	84.60	630
7.500 - 7.999	29	15,212,310.71	8.67%	7.752	358	83.77	601
8.000 - 8.499	14	7,580,310.05	4.32%	8.158	357	85.78	591
8.500 - 8.999	8	4,709,550.91	2.68%	8.625	358	87.07	624
9.000 - 9.499	1	551,895.37	0.31%	9.000	358	100.00	697
Total	**319**	**175,557,237.66**	**100.00%**	**6.553**	**358**	**82.09**	**643**

FICO	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
500-524	7	3,438,488.96	1.96%	8.075	357	79.16	518
525-549	11	5,508,064.86	3.14%	7.367	358	70.62	536
550-574	21	10,898,448.04	6.21%	7.287	358	79.88	560
575-599	31	16,412,284.45	9.35%	6.942	357	81.07	589
600-624	49	28,620,815.50	16.30%	6.474	358	82.29	611
625-649	63	34,063,269.46	19.40%	6.341	358	82.38	638
650-674	58	33,334,396.70	18.99%	6.334	358	83.10	661
675-699	26	14,493,189.21	8.26%	6.671	358	85.03	687
700+	53	28,788,280.48	16.40%	6.241	358	82.85	734
Total	**319**	**175,557,237.66**	**100.00%**	**6.553**	**358**	**82.09**	**643**

Combined Original LTV	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
0.01- 49.99	3	1,568,753.59	0.89%	7.231	358	38.40	570
50.00- 54.99	3	1,488,301.87	0.85%	7.021	358	51.79	574
55.00- 59.99	2	989,115.19	0.56%	6.561	358	58.43	706
60.00- 64.99	4	2,044,550.40	1.16%	6.338	358	62.79	628
65.00- 69.99	8	4,188,795.24	2.39%	6.667	358	67.20	615
70.00- 74.99	13	7,088,324.64	4.04%	6.696	358	71.93	611
75.00- 79.99	23	13,538,258.82	7.71%	6.557	358	77.90	649
80.00	148	79,742,658.99	45.42%	6.215	358	80.00	648
80.01- 84.99	12	6,441,773.51	3.67%	6.650	358	82.85	615
85.00- 89.99	23	13,864,214.80	7.90%	6.520	358	85.87	642
90.00- 94.99	60	32,776,809.79	18.67%	6.827	358	90.52	637
95.00- 99.99	5	2,693,124.59	1.53%	7.512	358	95.88	652
100.00	15	9,132,556.23	5.20%	7.911	358	100.00	678
Total	**319**	**175,557,237.66**	**100.00%**	**6.553**	**358**	**82.09**	**643**

Original Term (months)	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
360	319	175,557,237.66	100.00%	6.553	358	82.09	643
Total	**319**	**175,557,237.66**	**100.00%**	**6.553**	**358**	**82.09**	**643**

Stated Remaining Term (month	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
301-360	319	175,557,237.66	100.00%	6.553	358	82.09	643
Total	**319**	**175,557,237.66**	**100.00%**	**6.553**	**358**	**82.09**	**643**

Debt Ratio	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
0.01 -20.00	19	11,478,843.14	6.54%	6.550	358	83.54	636
20.01 -25.00	7	4,534,509.12	2.58%	6.260	358	83.21	629
25.01 -30.00	13	7,409,297.03	4.22%	6.778	358	83.28	638
30.01 -35.00	17	9,646,332.64	5.49%	6.267	358	79.48	653
35.01 -40.00	34	17,716,747.35	10.09%	6.382	358	80.28	649
40.01 -45.00	65	35,046,303.90	19.96%	6.773	358	82.47	645
45.01 -50.00	141	77,809,479.79	44.32%	6.432	358	82.79	648
50.01 -55.00	23	11,915,724.69	6.79%	7.155	358	78.64	597
Total	**319**	**175,557,237.66**	**100.00%**	**6.553**	**358**	**82.09**	**643**

FRM/ARM	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
ARM	286	157,046,339.45	89.46%	6.537	358	82.53	641
Fixed Rate	33	18,510,898.21	10.54%	6.689	358	78.35	658
Total	**319**	**175,557,237.66**	**100.00%**	**6.553**	**358**	**82.09**	**643**

Product	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
2/28 6 MO LIBOR	161	87,539,326.38	49.86%	6.890	358	83.12	636
2/28 6 MO LIBOR IO	106	58,664,465.77	33.42%	6.042	358	82.06	645
3/27 6 MO LIBOR	6	3,081,348.44	1.76%	6.964	358	84.09	614
3/27 6 MO LIBOR IO	9	5,193,050.00	2.96%	6.030	358	77.41	682
5/25 6 MO LIBOR	4	2,568,148.86	1.46%	6.339	358	81.50	670
Fixed Rate	33	18,510,898.21	10.54%	6.689	358	78.35	658
Total	**319**	**175,557,237.66**	**100.00%**	**6.553**	**358**	**82.09**	**643**

Interest Only	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Interest Only	115	63,857,515.77	36.37%	6.041	358	81.68	648
Not Interest Only	204	111,699,721.89	63.63%	6.846	358	82.32	640
Total	**319**	**175,557,237.66**	**100.00%**	**6.553**	**358**	**82.09**	**643**

Prepayment Penalty Original T	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Prepay Penalty: 0 months	47	25,868,813.64	14.74%	6.916	358	83.92	648
Prepay Penalty: 12 months	49	26,375,206.62	15.02%	6.851	358	82.67	639
Prepay Penalty: 24 months	194	106,985,604.89	60.94%	6.393	358	81.64	641
Prepay Penalty: 36 months	29	16,327,612.51	9.30%	6.549	358	81.19	648
Total	**319**	**175,557,237.66**	**100.00%**	**6.553**	**358**	**82.09**	**643**

Lien	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
First Lien	319	175,557,237.66	100.00%	6.553	358	82.09	643
Total	**319**	**175,557,237.66**	**100.00%**	**6.553**	**358**	**82.09**	**643**

Documentation Type	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Easy Documentation	8	4,528,420.27	2.58%	7.129	358	80.00	641
Full Documentation	187	105,954,160.27	60.35%	6.323	358	83.08	637
Stated Documentation	124	65,074,657.12	37.07%	6.888	358	80.63	652
Total	**319**	**175,557,237.66**	**100.00%**	**6.553**	**358**	**82.09**	**643**

Loan Purpose	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Cash Out Refinance	161	88,910,682.04	50.64%	6.609	358	81.48	628
Home Improvement	8	5,129,074.11	2.92%	6.773	357	81.36	601
Purchase	145	79,073,601.71	45.04%	6.487	358	82.75	662
Rate/Term Refinance	5	2,443,879.80	1.39%	6.177	358	84.45	640
Total	**319**	**175,557,237.66**	**100.00%**	**6.553**	**358**	**82.09**	**643**

Property Type	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Condominium	9	4,932,829.65	2.81%	6.319	358	75.36	659
Single Family	264	146,408,291.19	83.40%	6.532	358	81.82	641
Two-Four Family	46	24,216,116.82	13.79%	6.731	358	85.07	650
Total	**319**	**175,557,237.66**	**100.00%**	**6.553**	**358**	**82.09**	**643**

Occupancy Status	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Non-owner	9	4,899,341.32	2.79%	7.129	357	82.29	687
Primary	306	168,353,901.91	95.90%	6.533	358	82.23	642
Second Home	4	2,303,994.43	1.31%	6.786	358	71.60	613
Total	**319**	**175,557,237.66**	**100.00%**	**6.553**	**358**	**82.09**	**643**

State	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Arizona	5	2,522,597.27	1.44%	6.728	358	87.48	608
Arkansas	1	539,920.00	0.31%	6.990	358	80.00	609
California	160	88,880,563.08	50.63%	6.250	358	82.11	647
Colorado	5	2,870,126.97	1.63%	6.611	358	82.87	604
Connecticut	4	2,433,478.56	1.39%	6.579	358	77.67	671
Florida	19	10,763,430.61	6.13%	7.295	358	80.23	632
Georgia	1	599,503.31	0.34%	6.950	358	80.00	643
Hawaii	9	4,521,702.59	2.58%	6.784	358	79.02	656
Illinois	8	4,752,932.89	2.71%	7.205	358	88.29	634
Maryland	13	6,827,444.64	3.89%	6.950	358	86.22	630
Massachusetts	13	7,010,068.78	3.99%	6.902	358	86.80	637
Minnesota	1	471,471.35	0.27%	6.240	358	80.00	728
Nevada	5	2,789,058.51	1.59%	7.247	358	80.91	660
New Jersey	14	7,403,502.54	4.22%	6.607	358	76.15	638
New Mexico	1	533,070.34	0.30%	6.950	358	80.00	645
New York	40	22,313,150.07	12.71%	6.676	358	80.53	642
North Carolina	2	1,177,364.00	0.67%	6.437	358	91.71	735
Tennessee	1	454,000.00	0.26%	6.500	356	82.25	643
Texas	2	1,003,289.61	0.57%	7.742	358	80.00	624
Virginia	10	5,132,375.16	2.92%	6.878	358	84.67	637
Washington	5	2,558,187.38	1.46%	6.824	358	81.99	604
Total	**319**	**175,557,237.66**	**100.00%**	**6.553**	**358**	**82.09**	**643**

Gross Margin	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
5.500 - 5.999	4	2,041,501.80	1.30%	4.993	358	77.21	746
6.000 - 6.499	28	15,423,867.84	9.82%	5.359	358	80.95	668
6.500 - 6.999	254	139,580,969.81	88.88%	6.690	358	82.78	636
Total	**286**	**157,046,339.45**	**100.00%**	**6.537**	**358**	**82.53**	**641**

Minimum Interest Rate	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
4.500 - 4.999	3	1,514,301.80	0.96%	4.990	358	76.24	737
5.000 - 5.499	17	9,620,935.54	6.13%	5.267	358	80.48	674
5.500 - 5.999	73	39,595,376.41	25.21%	5.796	358	80.58	660
6.000 - 6.499	61	34,573,242.53	22.01%	6.223	358	81.58	645
6.500 - 6.999	57	31,758,263.10	20.22%	6.753	358	83.14	633
7.000 - 7.499	30	15,597,738.80	9.93%	7.236	358	84.95	627
7.500 - 7.999	24	12,511,830.11	7.97%	7.759	358	84.56	597
8.000 - 8.499	13	7,092,621.24	4.52%	8.151	357	86.17	590
8.500 - 8.999	7	4,230,134.55	2.69%	8.639	358	87.64	632
9.000 - 9.499	1	551,895.37	0.35%	9.000	358	100.00	697
Total	**286**	**157,046,339.45**	**100.00%**	**6.537**	**358**	**82.53**	**641**

Maximum Interest Rate	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
11.500 -11.999	4	2,031,801.80	1.29%	4.990	358	75.79	717
12.000 -12.499	18	10,132,135.54	6.45%	5.260	358	80.46	675
12.500 -12.999	73	39,595,376.41	25.21%	5.796	358	80.58	660
13.000 -13.499	60	34,062,042.53	21.69%	6.240	358	81.60	644
13.500 -13.999	56	31,240,763.10	19.89%	6.782	358	83.28	633
14.000 -14.499	30	15,597,738.80	9.93%	7.236	358	84.95	627
14.500 -14.999	24	12,511,830.11	7.97%	7.759	358	84.56	597
15.000 -15.499	13	7,092,621.24	4.52%	8.151	357	86.17	590
15.500 -15.999	7	4,230,134.55	2.69%	8.639	358	87.64	632
16.000 -16.499	1	551,895.37	0.35%	9.000	358	100.00	697
Total	**286**	**157,046,339.45**	**100.00%**	**6.537**	**358**	**82.53**	**641**

Initial Periodic Rate Cap	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
3.000	286	157,046,339.45	100.00%	6.537	358	82.53	641
Total	**286**	**157,046,339.45**	**100.00%**	**6.537**	**358**	**82.53**	**641**

Subsequent Periodic Rate Cap	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
1.500	286	157,046,339.45	100.00%	6.537	358	82.53	641
Total	**286**	**157,046,339.45**	**100.00%**	**6.537**	**358**	**82.53**	**641**

Next Rate Change Date	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
09/01/06	1	847,110.06	0.54%	8.000	354	94.97	597
11/01/06	10	5,240,919.48	3.34%	6.848	356	86.15	629
12/01/06	27	14,634,279.09	9.32%	6.383	357	82.91	620
01/01/07	229	125,481,483.52	79.90%	6.547	358	82.45	642
12/01/07	2	1,029,500.00	0.66%	5.487	357	77.22	656
01/01/08	13	7,244,898.44	4.61%	6.504	358	80.28	657
12/01/09	1	496,391.33	0.32%	6.750	357	85.00	631
01/01/10	3	2,071,757.53	1.32%	6.241	358	80.66	680
Total	**286**	**157,046,339.45**	**100.00%**	**6.537**	**358**	**82.53**	**641**

Silent 2nd	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Has 2nd lien	129	68,317,629.71	38.91%	6.215	358	80.58	656
No Silent 2nd	190	107,239,607.95	61.09%	6.768	358	83.05	634
Total	**319**	**175,557,237.66**	**100.00%**	**6.553**	**358**	**82.09**	**643**

Fremont 2005-1
BALANCE UNDER 50K

		Minimum	Maximum
Scheduled Principal Balance	$22,893,524	$4,296	$49,985
Average Scheduled Principal Balance	$25,213		
Number of Mortgage Loans	908		
Weighted Average Gross Coupon	10.588%	7.725%	14.250%
Weighted Average FICO Score	629	529	807
Weighted Average Combined Original LTV	98.03%	20.41%	100.00%
Weighted Average Original Term	300 months	60 months	360 months
Weighted Average Stated Remaining Term	297 months	56 months	358 months
Weighted Average Seasoning	2 months	2 months	5 months
Weighted Average Gross Margin	6.990%	6.990%	6.990%
Weighted Average Minimum Interest Rate	9.510%	8.350%	11.850%
Weighted Average Maximum Interest Rate	16.510%	15.350%	18.850%
Weighted Average Initial Rate Cap	3.000%	3.000%	3.000%
Weighted Average Subsequent Rate Cap	1.500%	1.500%	1.500%
Weighted Average Months to Roll	21 months	19 months	22 months
Maturity Date		Nov 1 2009	Jan 1 2035
Maximum Zip Code Concentration	0.70%	80015 (Aurora, CO)	

ARM	1.96%	Cash Out Refinance	20.93%
Fixed Rate	98.04%	Purchase	78.73%
		Rate/Term Refinance	0.35%
2/28 6 MO LIBOR	1.96%		
Fixed Rate	98.04%	Condominium	9.36%
		Single Family	84.45%
Not Interest Only	100.00%	Two-Four Family	6.19%
Prepay Penalty: 0 months	32.33%	Non-owner	4.38%
Prepay Penalty: 12 months	8.52%	Primary	95.15%
Prepay Penalty: 24 months	51.36%	Second Home	0.47%
Prepay Penalty: 36 months	7.79%		
		Top 5 States:	
First Lien	2.40%	Florida	12.77%
Second Lien	97.60%	California	12.35%
		Georgia	8.23%
Easy Documentation	0.46%	Illinois	7.79%
Full Documentation	79.48%	Colorado	6.35%
Stated Documentation	20.07%		

Fremont 2005-1

BALANCE UNDER 50K

Current Principal Balance	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
0.01 - 50,000.00	908	22,893,524.49	100.00%	10.588	297	98.03	629
Total	**908**	**22,893,524.49**	**100.00%**	**10.588**	**297**	**98.03**	**629**

Current Gross Rate	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
7.500 - 7.999	3	101,510.17	0.44%	7.915	357	100.00	697
8.000 - 8.499	8	275,991.10	1.21%	8.334	331	94.83	692
8.500 - 8.999	64	2,243,285.65	9.80%	8.829	341	97.73	678
9.000 - 9.499	64	2,069,687.00	9.04%	9.171	332	97.40	656
9.500 - 9.999	70	2,294,848.67	10.02%	9.802	326	96.10	626
10.000 -10.499	69	2,250,680.84	9.83%	10.201	336	98.64	636
10.500 -10.999	170	4,895,263.84	21.38%	10.765	309	99.58	622
11.000 -11.499	141	3,686,441.63	16.10%	11.132	301	99.65	611
11.500 -11.999	139	2,492,947.18	10.89%	11.708	240	96.96	613
12.000 -12.499	112	1,334,642.91	5.83%	12.223	154	95.37	604
12.500 -12.999	52	1,055,630.38	4.61%	12.568	260	98.00	619
13.000 -13.499	14	158,955.55	0.69%	13.180	114	91.14	583
13.500 -13.999	1	21,187.10	0.09%	13.750	178	85.00	553
14.000 -14.499	1	12,452.47	0.05%	14.250	118	85.00	587
Total	**908**	**22,893,524.49**	**100.00%**	**10.588**	**297**	**98.03**	**629**

FICO	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
525-549	5	212,448.25	0.93%	9.889	344	60.11	537
550-574	100	1,202,367.06	5.25%	11.866	143	89.12	561
575-599	214	5,044,707.68	22.04%	11.029	296	99.28	589
600-624	195	5,307,561.83	23.18%	10.727	306	98.82	612
625-649	161	4,554,316.02	19.89%	10.733	311	98.47	636
650-674	113	3,316,254.31	14.49%	10.037	316	99.13	660
675-699	58	1,639,616.24	7.16%	9.540	308	99.32	687
700+	62	1,616,253.10	7.06%	9.689	298	98.39	731
Total	**908**	**22,893,524.49**	**100.00%**	**10.588**	**297**	**98.03**	**629**

Combined Original LTV	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
0.01- 49.99	4	199,724.12	0.87%	9.385	312	31.72	579
60.00- 64.99	1	49,985.20	0.22%	11.850	358	60.98	533
70.00- 74.99	2	99,943.90	0.44%	8.900	358	73.03	574
75.00- 79.99	1	49,969.71	0.22%	8.500	358	76.92	540
80.00	2	61,909.41	0.27%	10.829	310	80.00	608
85.00- 89.99	11	205,767.24	0.90%	11.703	205	86.77	627
90.00- 94.99	34	589,738.77	2.58%	10.870	225	90.98	632
95.00- 99.99	272	3,608,060.84	15.76%	11.531	185	95.48	614
100.00	581	18,028,425.30	78.75%	10.402	323	100.00	634
Total	**908**	**22,893,524.49**	**100.00%**	**10.588**	**297**	**98.03**	**629**

Original Term (months)	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
60	23	220,104.87	0.96%	11.782	58	94.01	621
120	235	2,382,298.56	10.41%	11.854	118	94.92	606
180	107	2,032,004.59	8.88%	11.064	178	95.99	616
240	130	3,148,820.09	13.75%	10.722	238	99.58	637
360	413	15,110,296.38	66.00%	10.280	358	98.53	633
Total	**908**	**22,893,524.49**	**100.00%**	**10.588**	**297**	**98.03**	**629**

Stated Remaining Term (month	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
1- 60	23	220,104.87	0.96%	11.782	58	94.01	621
61-120	235	2,382,298.56	10.41%	11.854	118	94.92	606
121-180	107	2,032,004.59	8.88%	11.064	178	95.99	616
181-240	130	3,148,820.09	13.75%	10.722	238	99.58	637
301-360	413	15,110,296.38	66.00%	10.280	358	98.53	633
Total	**908**	**22,893,524.49**	**100.00%**	**10.588**	**297**	**98.03**	**629**

Debt Ratio	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
0.01 -20.00	24	464,776.98	2.03%	11.027	255	97.34	636
20.01 -25.00	20	440,870.15	1.93%	11.223	263	93.93	623
25.01 -30.00	42	940,037.78	4.11%	10.408	287	96.38	623
30.01 -35.00	91	2,406,447.32	10.51%	10.718	301	97.72	633
35.01 -40.00	138	3,504,129.07	15.31%	10.432	301	96.57	632
40.01 -45.00	188	5,140,351.15	22.45%	10.658	304	99.00	631
45.01 -50.00	359	9,049,886.98	39.53%	10.538	298	98.88	628
50.01 -55.00	45	900,741.57	3.93%	10.591	278	94.47	615
55.01 -60.00	1	46,283.49	0.20%	11.000	358	100.00	593
Total	**908**	**22,893,524.49**	**100.00%**	**10.588**	**297**	**98.03**	**629**

FRM/ARM	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
ARM	9	449,653.84	1.96%	9.510	357	67.81	579
Fixed Rate	899	22,443,870.65	98.04%	10.610	296	98.64	630
Total	**908**	**22,893,524.49**	**100.00%**	**10.588**	**297**	**98.03**	**629**

Product	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
2/28 6 MO LIBOR	9	449,653.84	1.96%	9.510	357	67.81	579
Fixed Rate	899	22,443,870.65	98.04%	10.610	296	98.64	630
Total	**908**	**22,893,524.49**	**100.00%**	**10.588**	**297**	**98.03**	**629**

Interest Only	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Not Interest Only	908	22,893,524.49	100.00%	10.588	297	98.03	629
Total	**908**	**22,893,524.49**	**100.00%**	**10.588**	**297**	**98.03**	**629**

Prepayment Penalty Original T	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Prepay Penalty: 0 months	318	7,400,502.44	32.33%	10.698	289	98.46	625
Prepay Penalty: 12 months	74	1,951,221.38	8.52%	10.843	302	98.07	643
Prepay Penalty: 24 months	447	11,759,052.22	51.36%	10.517	302	98.51	629
Prepay Penalty: 36 months	69	1,782,748.45	7.79%	10.325	302	93.09	633
Total	**908**	**22,893,524.49**	**100.00%**	**10.588**	**297**	**98.03**	**629**

Lien	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
First Lien	11	549,501.89	2.40%	9.475	341	61.84	583
Second Lien	897	22,344,022.60	97.60%	10.616	296	98.92	630
Total	**908**	**22,893,524.49**	**100.00%**	**10.588**	**297**	**98.03**	**629**

Documentation Type	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Easy Documentation	9	104,501.45	0.46%	11.659	138	94.25	585
Full Documentation	764	18,194,788.98	79.48%	10.444	293	98.36	623
Stated Documentation	135	4,594,234.06	20.07%	11.137	320	96.84	654
Total	**908**	**22,893,524.49**	**100.00%**	**10.588**	**297**	**98.03**	**629**

Loan Purpose	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Cash Out Refinance	182	4,790,611.58	20.93%	10.355	302	94.41	618
Purchase	723	18,023,626.96	78.73%	10.652	296	98.99	632
Rate/Term Refinance	3	79,285.95	0.35%	10.289	291	98.05	625
Total	**908**	**22,893,524.49**	**100.00%**	**10.588**	**297**	**98.03**	**629**

Property Type	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Condominium	74	2,143,209.17	9.36%	10.646	318	97.10	639
Single Family	760	19,333,966.61	84.45%	10.534	300	98.24	627
Two-Four Family	74	1,416,348.71	6.19%	11.250	230	96.67	637
Total	**908**	**22,893,524.49**	**100.00%**	**10.588**	**297**	**98.03**	**629**

Occupancy Status	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Non-owner	86	1,003,174.57	4.38%	11.791	147	89.78	639
Primary	817	21,783,127.71	95.15%	10.533	305	98.44	628
Second Home	5	107,222.21	0.47%	10.586	229	92.34	664
Total	**908**	**22,893,524.49**	**100.00%**	**10.588**	**297**	**98.03**	**629**

State	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Arizona	25	733,428.35	3.20%	10.335	326	99.46	617
Arkansas	1	26,375.16	0.12%	10.620	118	100.00	590
California	87	2,827,532.07	12.35%	10.314	312	98.62	640
Colorado	43	1,452,606.85	6.35%	9.878	342	98.99	637
Connecticut	21	554,377.55	2.42%	11.120	276	99.35	615
Delaware	7	137,683.72	0.60%	10.552	274	99.20	630
Florida	126	2,923,305.36	12.77%	10.591	287	96.70	628
Georgia	91	1,885,124.50	8.23%	10.836	281	98.43	614
Hawaii	11	332,821.46	1.45%	10.838	295	97.48	639
Idaho	9	223,212.69	0.98%	10.346	331	99.99	627
Illinois	73	1,784,395.98	7.79%	10.961	300	98.52	639
Indiana	9	199,482.35	0.87%	10.333	280	99.55	621
Kansas	2	22,192.93	0.10%	11.099	187	97.89	594
Kentucky	4	71,918.60	0.31%	10.775	275	99.60	605
Maryland	40	1,113,500.42	4.86%	10.752	316	99.07	632
Massachusetts	31	815,448.80	3.56%	10.859	304	98.47	630
Michigan	26	726,723.19	3.17%	10.510	303	87.93	617
Minnesota	18	459,436.67	2.01%	10.399	321	99.38	626
Missouri	12	189,818.58	0.83%	11.138	230	98.26	621
Nevada	10	351,469.91	1.54%	10.470	323	99.60	633
New Hampshire	7	81,574.51	0.36%	11.285	148	96.86	660
New Jersey	25	587,814.60	2.57%	10.760	267	97.95	630
New Mexico	1	12,462.50	0.05%	10.990	178	100.00	585
New York	25	552,162.87	2.41%	11.272	202	96.20	655
North Carolina	29	545,779.10	2.38%	10.801	295	99.26	614
Ohio	15	332,361.85	1.45%	10.449	308	99.56	639
Oregon	10	282,344.92	1.23%	10.452	327	97.57	620
Pennsylvania	12	326,633.03	1.43%	10.970	271	91.69	620
Rhode Island	3	120,119.54	0.52%	9.882	358	100.00	621
South Carolina	12	149,752.62	0.65%	11.299	224	98.61	604
Tennessee	8	129,717.79	0.57%	11.047	268	99.03	594
Texas	40	814,817.22	3.56%	10.654	267	98.25	624
Utah	11	315,432.61	1.38%	10.810	300	99.72	614
Virginia	18	498,661.67	2.18%	9.962	297	99.19	641
Washington	34	1,093,220.48	4.78%	10.129	331	99.46	630
West Virginia	1	17,198.34	0.08%	9.000	177	100.00	649
Wisconsin	11	202,615.70	0.89%	11.502	259	98.02	626
Total	**908**	**22,893,524.49**	**100.00%**	**10.588**	**297**	**98.03**	**629**

Gross Margin	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
6.500 - 6.999	9	449,653.84	100.00%	9.510	357	67.81	579
Total	**9**	**449,653.84**	**100.00%**	**9.510**	**357**	**67.81**	**579**

Minimum Interest Rate	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
8.000 - 8.499	1	49,968.76	11.11%	8.350	358	71.43	620
8.500 - 8.999	2	99,942.33	22.23%	8.745	358	83.11	590
9.000 - 9.499	3	149,898.23	33.34%	9.367	358	65.01	564
9.500 - 9.999	1	49,901.46	11.10%	9.550	355	36.63	563
10.000 -10.499	1	49,957.86	11.11%	10.250	356	80.00	622
11.500 -11.999	1	49,985.20	11.12%	11.850	358	60.98	533
Total	**9**	**449,653.84**	**100.00%**	**9.510**	**357**	**67.81**	**579**

Maximum Interest Rate	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
15.000 -15.499	1	49,968.76	11.11%	8.350	358	71.43	620
15.500 -15.999	2	99,942.33	22.23%	8.745	358	83.11	590
16.000 -16.499	3	149,898.23	33.34%	9.367	358	65.01	564
16.500 -16.999	1	49,901.46	11.10%	9.550	355	36.63	563
17.000 -17.499	1	49,957.86	11.11%	10.250	356	80.00	622
18.500 -18.999	1	49,985.20	11.12%	11.850	358	60.98	533
Total	**9**	**449,653.84**	**100.00%**	**9.510**	**357**	**67.81**	**579**

Initial Periodic Rate Cap	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
3.000	9	449,653.84	100.00%	9.510	357	67.81	579
Total	**9**	**449,653.84**	**100.00%**	**9.510**	**357**	**67.81**	**579**

Subsequent Periodic Rate Cap	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
1.500	9	449,653.84	100.00%	9.510	357	67.81	579
Total	**9**	**449,653.84**	**100.00%**	**9.510**	**357**	**67.81**	**579**

Next Rate Change Date	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
10/01/06	1	49,901.46	11.10%	9.550	355	36.63	563
11/01/06	1	49,957.86	11.11%	10.250	356	80.00	622
12/01/06	1	49,948.48	11.11%	9.300	357	100.00	619
01/01/07	6	299,846.04	66.68%	9.415	358	65.61	567
Total	**9**	**449,653.84**	**100.00%**	**9.510**	**357**	**67.81**	**579**

Silent 2nd	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Has 2nd lien	1	49,957.86	0.22%	10.250	356	80.00	622
No Silent 2nd	907	22,843,566.63	99.78%	10.589	297	98.07	629
Total	**908**	**22,893,524.49**	**100.00%**	**10.588**	**297**	**98.03**	**629**

Fremont 2005-1
IO

		Minimum	Maximum
Scheduled Principal Balance	$249,726,059	$57,520	$1,000,000
Average Scheduled Principal Balance	$285,075		
Number of Mortgage Loans	876		
Weighted Average Gross Coupon	6.167%	4.990%	8.900%
Weighted Average FICO Score	641	552	813
Weighted Average Combined Original LTV	81.65%	15.87%	100.00%
Weighted Average Original Term	360 months	360 months	360 months
Weighted Average Stated Remaining Term	358 months	355 months	358 months
Weighted Average Seasoning	2 months	2 months	5 months
Weighted Average Gross Margin	6.788%	5.940%	6.990%
Weighted Average Minimum Interest Rate	6.178%	4.990%	8.900%
Weighted Average Maximum Interest Rate	13.167%	11.990%	15.900%
Weighted Average Initial Rate Cap	3.000%	3.000%	3.000%
Weighted Average Subsequent Rate Cap	1.500%	1.500%	1.500%
Weighted Average Months to Roll	23 months	19 months	58 months
Maturity Date		Oct 1 2034	Jan 1 2035
Maximum Zip Code Concentration	0.79%	95020 (Gilroy, CA)	

ARM	100.00%	Cash Out Refinance	38.11%
		Home Improvement	2.36%
2/28 6 MO LIBOR IO	92.37%	Purchase	58.44%
3/27 6 MO LIBOR IO	7.56%	Rate/Term Refinance	1.09%
5/25 IO	0.07%		
		Condominium	6.45%
Interest Only	100.00%	Single Family	88.93%
		Two-Four Family	4.62%
Prepay Penalty: 0 months	11.64%		
Prepay Penalty: 12 months	8.72%	Primary	99.41%
Prepay Penalty: 24 months	72.51%	Second Home	0.59%
Prepay Penalty: 30 months	0.06%		
Prepay Penalty: 36 months	7.07%	Top 5 States:	
		California	56.42%
First Lien	100.00%	Florida	5.23%
		Maryland	4.41%
Easy Documentation	1.79%	Colorado	3.53%
Full Documentation	85.23%	Washington	3.45%
Stated Documentation	12.98%		

Fremont 2005-1

IO

Current Principal Balance	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
50,000.01 - 100,000.00	16	1,433,584.65	0.57%	7.109	358	80.48	621
100,000.01 - 150,000.00	114	14,345,437.48	5.74%	6.685	358	82.42	626
150,000.01 - 200,000.00	159	27,867,972.37	11.16%	6.298	358	80.91	631
200,000.01 - 250,000.00	144	32,547,132.08	13.03%	6.221	358	81.02	635
250,000.01 - 300,000.00	107	29,173,103.10	11.68%	6.127	358	81.76	636
300,000.01 - 350,000.00	102	33,072,438.34	13.24%	6.076	358	81.34	648
350,000.01 - 400,000.00	63	23,716,601.58	9.50%	6.106	358	82.17	637
400,000.01 - 450,000.00	56	23,712,273.32	9.50%	6.143	358	82.70	651
450,000.01 - 500,000.00	47	22,292,342.78	8.93%	6.039	358	81.80	652
500,000.01 - 550,000.00	25	12,892,660.00	5.16%	5.799	358	79.82	659
550,000.01 - 600,000.00	15	8,544,130.99	3.42%	6.049	358	80.35	633
600,000.01 - 650,000.00	9	5,659,961.00	2.27%	6.212	358	84.37	642
650,000.01 - 700,000.00	8	5,336,221.00	2.14%	6.124	357	83.06	631
700,000.01 - 750,000.00	3	2,229,000.00	0.89%	6.444	358	81.23	676
750,000.01 - 800,000.00	3	2,343,200.00	0.94%	6.680	358	86.69	634
800,000.01 - 850,000.00	2	1,700,000.00	0.68%	6.270	358	84.18	631
850,000.01 - 900,000.00	1	880,000.00	0.35%	6.000	358	80.00	641
950,000.01 - 1,000,000.00	2	1,980,000.00	0.79%	5.497	358	80.00	662
Total	**876**	**249,726,058.69**	**100.00%**	**6.167**	**358**	**81.65**	**641**

Current Gross Rate	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
4.500 - 4.999	17	5,028,427.00	2.01%	4.990	358	73.59	674
5.000 - 5.499	88	30,002,414.00	12.01%	5.275	358	79.15	672
5.500 - 5.999	312	94,245,717.37	37.74%	5.801	358	80.18	653
6.000 - 6.499	162	49,246,808.52	19.72%	6.252	358	82.11	628
6.500 - 6.999	183	45,214,408.29	18.11%	6.754	358	82.25	619
7.000 - 7.499	55	12,587,481.66	5.04%	7.247	358	87.98	617
7.500 - 7.999	41	9,891,427.99	3.96%	7.679	358	89.77	623
8.000 - 8.499	12	2,090,653.86	0.84%	8.195	358	91.08	611
8.500 - 8.999	6	1,418,720.00	0.57%	8.703	357	99.19	631
Total	**876**	**249,726,058.69**	**100.00%**	**6.167**	**358**	**81.65**	**641**

FICO	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
550-574	8	2,565,400.00	1.03%	6.719	358	77.31	563
575-599	187	45,524,461.94	18.23%	6.599	358	81.22	590
600-624	231	64,299,571.65	25.75%	6.361	358	82.65	611
625-649	154	46,248,495.28	18.52%	5.978	358	81.35	637
650-674	123	38,292,247.64	15.33%	5.922	358	81.11	662
675-699	72	20,944,571.46	8.39%	5.970	358	81.49	686
700+	101	31,851,310.72	12.75%	5.810	358	81.81	732
Total	**876**	**249,726,058.69**	**100.00%**	**6.167**	**358**	**81.65**	**641**

Combined Original LTV	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
0.01- 49.99	5	1,275,807.00	0.51%	5.445	358	42.87	627
50.00- 54.99	3	1,185,000.00	0.47%	6.062	358	53.54	599
55.00- 59.99	3	638,800.00	0.26%	6.387	358	58.44	599
60.00- 64.99	9	2,494,735.50	1.00%	5.659	358	62.02	646
65.00- 69.99	16	4,417,986.60	1.77%	5.756	358	66.97	620
70.00- 74.99	20	6,077,777.00	2.43%	6.067	358	72.15	626
75.00- 79.99	41	13,311,261.35	5.33%	6.041	358	77.69	638
80.00	543	152,220,797.12	60.96%	6.007	358	80.00	647
80.01- 84.99	15	4,963,499.99	1.99%	6.032	357	83.15	629
85.00- 89.99	55	15,702,578.99	6.29%	6.273	358	86.41	636
90.00- 94.99	128	36,819,059.17	14.74%	6.579	358	90.23	629
95.00- 99.99	16	4,135,596.97	1.66%	7.078	358	95.23	632
100.00	22	6,483,159.00	2.60%	7.822	358	100.00	642
Total	**876**	**249,726,058.69**	**100.00%**	**6.167**	**358**	**81.65**	**641**

Original Term (months)	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
360	876	249,726,058.69	100.00%	6.167	358	81.65	641
Total	**876**	**249,726,058.69**	**100.00%**	**6.167**	**358**	**81.65**	**641**

Stated Remaining Term (month	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
301-360	876	249,726,058.69	100.00%	6.167	358	81.65	641
Total	**876**	**249,726,058.69**	**100.00%**	**6.167**	**358**	**81.65**	**641**

Debt Ratio	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
0.01 -20.00	18	5,840,894.50	2.34%	6.262	358	77.98	633
20.01 -25.00	28	8,408,353.69	3.37%	6.202	358	81.58	644
25.01 -30.00	28	8,096,767.97	3.24%	6.423	358	84.44	628
30.01 -35.00	73	18,022,409.09	7.22%	6.146	358	82.07	646
35.01 -40.00	123	35,746,637.19	14.31%	6.134	358	79.73	642
40.01 -45.00	201	55,441,312.35	22.20%	6.151	358	81.53	643
45.01 -50.00	399	116,576,595.91	46.68%	6.160	358	82.20	639
50.01 -55.00	5	1,349,337.99	0.54%	6.299	358	85.04	616
60.01+	1	243,750.00	0.10%	6.550	358	75.00	813
Total	**876**	**249,726,058.69**	**100.00%**	**6.167**	**358**	**81.65**	**641**

FRM/ARM	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
ARM	876	249,726,058.69	100.00%	6.167	358	81.65	641
Total	**876**	**249,726,058.69**	**100.00%**	**6.167**	**358**	**81.65**	**641**

Product	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
2/28 6 MO LIBOR IO	813	230,665,470.92	92.37%	6.171	358	81.86	640
3/27 6 MO LIBOR IO	62	18,885,487.77	7.56%	6.117	358	79.06	654
5/25 IO	1	175,100.00	0.07%	6.500	358	85.00	608
Total	**876**	**249,726,058.69**	**100.00%**	**6.167**	**358**	**81.65**	**641**

Interest Only	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Interest Only	876	249,726,058.69	100.00%	6.167	358	81.65	641
Total	**876**	**249,726,058.69**	**100.00%**	**6.167**	**358**	**81.65**	**641**

Prepayment Penalty Original T(	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Prepay Penalty: 0 months	114	29,063,613.59	11.64%	6.563	358	84.12	641
Prepay Penalty: 12 months	66	21,775,348.50	8.72%	6.375	358	81.24	638
Prepay Penalty: 24 months	633	181,071,697.51	72.51%	6.084	358	81.48	641
Prepay Penalty: 30 months	1	159,840.00	0.06%	6.650	358	80.00	591
Prepay Penalty: 36 months	62	17,655,559.09	7.07%	6.099	358	79.85	639
Total	**876**	**249,726,058.69**	**100.00%**	**6.167**	**358**	**81.65**	**641**

Lien	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
First Lien	876	249,726,058.69	100.00%	6.167	358	81.65	641
Total	**876**	**249,726,058.69**	**100.00%**	**6.167**	**358**	**81.65**	**641**

Documentation Type	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Easy Documentation	11	4,473,050.00	1.79%	6.737	358	79.15	624
Full Documentation	773	212,835,226.07	85.23%	6.136	358	82.05	636
Stated Documentation	92	32,417,782.62	12.98%	6.290	358	79.40	673
Total	**876**	**249,726,058.69**	**100.00%**	**6.167**	**358**	**81.65**	**641**

Loan Purpose	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Cash Out Refinance	317	95,164,501.93	38.11%	6.152	358	81.46	633
Home Improvement	19	5,901,063.62	2.36%	6.184	358	80.37	637
Purchase	531	145,939,993.14	58.44%	6.177	358	81.76	646
Rate/Term Refinance	9	2,720,500.00	1.09%	6.126	358	85.19	631
Total	**876**	**249,726,058.69**	**100.00%**	**6.167**	**358**	**81.65**	**641**

Property Type	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Condominium	65	16,110,672.80	6.45%	6.349	358	82.24	641
Single Family	774	222,080,689.80	88.93%	6.162	358	81.59	640
Two-Four Family	37	11,534,696.09	4.62%	6.006	358	82.05	659
Total	**876**	**249,726,058.69**	**100.00%**	**6.167**	**358**	**81.65**	**641**

Occupancy Status	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Primary	873	248,257,167.69	99.41%	6.164	358	81.60	641
Second Home	3	1,468,891.00	0.59%	6.596	357	89.40	687
Total	**876**	**249,726,058.69**	**100.00%**	**6.167**	**358**	**81.65**	**641**

State	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Arizona	35	7,782,989.37	3.12%	6.563	358	82.65	618
Arkansas	1	539,920.00	0.22%	6.990	358	80.00	609
California	409	140,897,680.74	56.42%	6.009	358	80.63	644
Colorado	45	8,823,731.78	3.53%	6.057	358	80.82	648
Connecticut	12	2,861,450.00	1.15%	6.794	358	86.30	639
Florida	58	13,061,028.97	5.23%	6.527	358	84.68	635
Georgia	43	8,201,375.68	3.28%	6.854	358	84.73	618
Hawaii	6	2,075,900.00	0.83%	5.718	358	78.64	675
Idaho	2	196,800.00	0.08%	7.508	358	88.11	589
Illinois	12	3,304,859.31	1.32%	6.557	358	84.21	613
Iowa	1	75,000.00	0.03%	7.200	357	100.00	676
Kentucky	1	103,450.00	0.04%	7.400	356	80.00	589
Maryland	40	11,010,153.37	4.41%	6.510	358	85.74	626
Massachusetts	22	6,363,016.27	2.55%	6.376	358	83.75	652
Michigan	4	458,267.33	0.18%	7.557	358	86.31	621
Minnesota	17	3,420,029.00	1.37%	6.432	358	82.64	650
Missouri	4	526,675.00	0.21%	7.575	358	93.55	623
Montana	1	104,079.99	0.04%	5.990	357	80.00	604
Nebraska	1	111,000.00	0.04%	8.400	357	94.87	603
Nevada	20	4,921,448.99	1.97%	6.285	358	80.22	650
New Jersey	18	5,687,219.99	2.28%	6.211	358	85.67	649
New York	19	6,839,724.99	2.74%	5.786	358	80.05	642
North Carolina	10	1,659,587.58	0.66%	6.406	358	80.68	650
Ohio	5	722,600.00	0.29%	6.586	358	86.33	617
Oregon	6	902,899.99	0.36%	6.142	358	80.97	639
Pennsylvania	1	138,400.00	0.06%	6.750	358	80.00	590
Rhode Island	2	399,200.00	0.16%	6.188	358	80.00	669
South Carolina	2	452,801.00	0.18%	6.688	357	85.06	696
Tennessee	3	703,530.00	0.28%	6.671	357	82.18	632
Texas	4	608,898.00	0.24%	6.282	358	80.00	655
Utah	6	900,370.00	0.36%	6.400	358	76.50	627
Virginia	26	7,195,209.96	2.88%	6.215	358	80.04	632
Washington	39	8,607,561.38	3.45%	6.024	358	81.65	639
Wisconsin	1	69,200.00	0.03%	6.990	358	80.00	580
Total	**876**	**249,726,058.69**	**100.00%**	**6.167**	**358**	**81.65**	**641**

Gross Margin	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
5.500 - 5.999	19	5,576,527.00	2.23%	4.992	358	74.73	681
6.000 - 6.499	115	39,449,576.98	15.80%	5.342	358	79.31	669
6.500 - 6.999	742	204,699,954.71	81.97%	6.358	358	82.29	634
Total	**876**	**249,726,058.69**	**100.00%**	**6.167**	**358**	**81.65**	**641**

Minimum Interest Rate	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
4.500 - 4.999	16	4,510,927.00	1.81%	4.990	358	73.49	676
5.000 - 5.499	87	29,491,214.00	11.81%	5.278	358	79.13	671
5.500 - 5.999	308	93,036,479.28	37.26%	5.802	358	80.15	653
6.000 - 6.499	163	49,779,300.52	19.93%	6.236	358	82.09	629
6.500 - 6.999	190	47,278,854.38	18.93%	6.721	358	82.19	620
7.000 - 7.499	54	12,339,481.66	4.94%	7.248	358	88.14	617
7.500 - 7.999	41	9,891,427.99	3.96%	7.679	358	89.77	623
8.000 - 8.499	11	1,979,653.86	0.79%	8.183	358	90.87	611
8.500 - 8.999	6	1,418,720.00	0.57%	8.703	357	99.19	631
Total	**876**	**249,726,058.69**	**100.00%**	**6.167**	**358**	**81.65**	**641**

Maximum Interest Rate	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
11.500 -11.999	17	5,028,427.00	2.01%	4.990	358	73.59	674
12.000 -12.499	88	30,002,414.00	12.01%	5.275	358	79.15	672
12.500 -12.999	312	94,245,717.37	37.74%	5.801	358	80.18	653
13.000 -13.499	162	49,246,808.52	19.72%	6.252	358	82.11	628
13.500 -13.999	183	45,214,408.29	18.11%	6.754	358	82.25	619
14.000 -14.499	55	12,587,481.66	5.04%	7.247	358	87.98	617
14.500 -14.999	41	9,891,427.99	3.96%	7.679	358	89.77	623
15.000 -15.499	12	2,090,653.86	0.84%	8.195	358	91.08	611
15.500 -15.999	6	1,418,720.00	0.57%	8.703	357	99.19	631
Total	**876**	**249,726,058.69**	**100.00%**	**6.167**	**358**	**81.65**	**641**

Initial Periodic Rate Cap	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
3.000	876	249,726,058.69	100.00%	6.167	358	81.65	641
Total	**876**	**249,726,058.69**	**100.00%**	**6.167**	**358**	**81.65**	**641**

Subsequent Periodic Rate Cap	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
1.500	876	249,726,058.69	100.00%	6.167	358	81.65	641
Total	**876**	**249,726,058.69**	**100.00%**	**6.167**	**358**	**81.65**	**641**

Next Rate Change Date	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
10/01/06	4	829,199.99	0.33%	6.306	355	80.00	663
11/01/06	39	10,224,982.54	4.09%	6.376	356	82.77	637
12/01/06	87	26,496,117.06	10.61%	6.032	357	80.77	637
01/01/07	683	193,115,171.33	77.33%	6.178	358	81.97	640
11/01/07	1	186,900.00	0.07%	5.990	356	70.00	652
12/01/07	3	1,104,500.00	0.44%	5.604	357	78.76	657
01/01/08	58	17,594,087.77	7.05%	6.151	358	79.17	653
01/01/10	1	175,100.00	0.07%	6.500	358	85.00	608
Total	**876**	**249,726,058.69**	**100.00%**	**6.167**	**358**	**81.65**	**641**

Silent 2nd	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Has 2nd lien	619	166,923,089.49	66.84%	6.104	358	80.99	645
No Silent 2nd	257	82,802,969.20	33.16%	6.293	358	82.99	633
Total	**876**	**249,726,058.69**	**100.00%**	**6.167**	**358**	**81.65**	**641**

Fremont 2005-1
Silent 2nds

		Minimum	Maximum
Scheduled Principal Balance	$59,390,765	$4,296	$166,781
Average Scheduled Principal Balance	$43,896		
Number of Mortgage Loans	1,353		
Weighted Average Gross Coupon	10.265%	7.725%	14.250%
Weighted Average FICO Score	647	547	807
Weighted Average Combined Original LTV	99.33%	80.00%	100.00%
Weighted Average Original Term	332 months	60 months	360 months
Weighted Average Stated Remaining Term	330 months	56 months	359 months
Weighted Average Seasoning	2 months	1 months	5 months
Weighted Average Gross Margin	0.000%	0.000%	0.000%
Weighted Average Minimum Interest Rate	0.000%	0.000%	0.000%
Weighted Average Maximum Interest Rate	0.000%	0.000%	0.000%
Weighted Average Initial Rate Cap	0.000%	0.000%	0.000%
Weighted Average Subsequent Rate Cap	0.000%	0.000%	0.000%
Weighted Average Months to Roll	months	months	months
Maturity Date		Nov 1 2009	Feb 1 2035
Maximum Zip Code Concentration	0.57%	94509 (Antioch, CA)	

Fixed Rate	100.00%	Cash Out Refinance	18.55%
		Home Improvement	0.14%
Fixed Rate	100.00%	Purchase	81.17%
		Rate/Term Refinance	0.13%
Not Interest Only	100.00%		
		Condominium	7.87%
Prepay Penalty: 0 months	25.77%	Single Family	81.19%
Prepay Penalty: 12 months	9.48%	Two-Four Family	10.94%
Prepay Penalty: 24 months	58.82%		
Prepay Penalty: 36 months	5.93%	Non-owner	1.52%
		Primary	98.38%
Second Lien	100.00%	Second Home	0.10%
Easy Documentation	0.18%	Top 5 States:	
Full Documentation	63.73%	California	34.79%
Stated Documentation	36.09%	New York	8.20%
		Florida	7.53%
		Maryland	5.14%
		Illinois	4.81%

Fremont 2005-1

Silent 2nds

Current Principal Balance	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
0.01 - 50,000.00	897	22,344,022.60	37.62%	10.616	296	98.92	630
50,000.01 - 100,000.00	353	24,655,934.64	41.51%	10.247	349	99.48	650
100,000.01 - 150,000.00	97	11,427,768.91	19.24%	9.706	354	99.73	671
150,000.01 - 200,000.00	6	963,039.28	1.62%	9.253	358	100.00	660
Total	**1,353**	**59,390,765.43**	**100.00%**	**10.265**	**330**	**99.33**	**647**

Current Gross Rate	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
7.500 - 7.999	5	289,363.77	0.49%	7.964	358	100.00	708
8.000 - 8.499	15	933,261.22	1.57%	8.325	350	99.90	694
8.500 - 8.999	154	9,715,271.36	16.36%	8.793	352	99.53	685
9.000 - 9.499	108	6,343,022.13	10.68%	9.253	346	99.61	688
9.500 - 9.999	144	8,808,502.17	14.83%	9.795	344	99.25	646
10.000 -10.499	108	5,351,415.10	9.01%	10.219	347	99.47	631
10.500 -10.999	260	11,911,663.51	20.06%	10.768	334	99.67	624
11.000 -11.499	202	8,128,669.41	13.69%	11.162	320	99.71	633
11.500 -11.999	161	4,067,966.98	6.85%	11.700	282	98.54	620
12.000 -12.499	113	1,410,622.33	2.38%	12.224	165	95.31	606
12.500 -12.999	67	2,238,412.33	3.77%	12.558	308	98.84	625
13.000 -13.499	14	158,955.55	0.27%	13.180	114	91.14	583
13.500 -13.999	1	21,187.10	0.04%	13.750	178	85.00	553
14.000 -14.499	1	12,452.47	0.02%	14.250	118	85.00	587
Total	**1,353**	**59,390,765.43**	**100.00%**	**10.265**	**330**	**99.33**	**647**

FICO	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
525-549	1	12,543.59	0.02%	11.500	118	90.00	547
550-574	98	1,102,590.17	1.86%	12.071	132	94.06	561
575-599	266	9,150,757.11	15.41%	10.857	322	99.59	589
600-624	269	10,842,247.24	18.26%	10.642	328	99.43	612
625-649	267	13,300,329.45	22.39%	10.612	337	99.44	637
650-674	204	10,826,152.92	18.23%	9.766	338	99.38	661
675-699	111	5,848,430.23	9.85%	9.608	341	99.18	687
700+	137	8,307,714.72	13.99%	9.439	340	99.48	734
Total	**1,353**	**59,390,765.43**	**100.00%**	**10.265**	**330**	**99.33**	**647**

Combined Original LTV	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
80.00	1	11,951.55	0.02%	13.250	118	80.00	551
85.00- 89.99	11	245,744.15	0.41%	11.220	230	87.25	648
90.00- 94.99	40	969,472.70	1.63%	10.597	277	91.58	646
95.00- 99.99	311	6,570,398.36	11.06%	10.812	262	95.66	631
100.00	990	51,593,198.67	86.87%	10.184	340	100.00	649
Total	**1,353**	**59,390,765.43**	**100.00%**	**10.265**	**330**	**99.33**	**647**

Original Term (months)	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
60	23	220,104.87	0.37%	11.782	58	94.01	621
120	239	2,645,078.65	4.45%	11.767	118	95.42	610
180	110	2,299,152.04	3.87%	10.894	178	97.92	625
240	146	4,464,017.24	7.52%	10.714	238	99.63	642
360	835	49,762,412.63	83.79%	10.110	358	99.59	650
Total	**1,353**	**59,390,765.43**	**100.00%**	**10.265**	**330**	**99.33**	**647**

Stated Remaining Term (month	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
1- 60	23	220,104.87	0.37%	11.782	58	94.01	621
61-120	239	2,645,078.65	4.45%	11.767	118	95.42	610
121-180	110	2,299,152.04	3.87%	10.894	178	97.92	625
181-240	146	4,464,017.24	7.52%	10.714	238	99.63	642
301-360	835	49,762,412.63	83.79%	10.110	358	99.59	650
Total	**1,353**	**59,390,765.43**	**100.00%**	**10.265**	**330**	**99.33**	**647**

Debt Ratio	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
0.01 -20.00	29	957,793.52	1.61%	10.485	308	98.71	640
20.01 -25.00	30	1,274,504.79	2.15%	10.578	325	99.15	635
25.01 -30.00	42	986,227.32	1.66%	10.629	280	99.16	631
30.01 -35.00	110	4,041,322.95	6.80%	10.348	324	99.35	649
35.01 -40.00	196	8,410,508.68	14.16%	10.036	332	99.33	652
40.01 -45.00	305	14,603,811.58	24.59%	10.298	332	99.19	652
45.01 -50.00	589	27,647,608.02	46.55%	10.246	333	99.47	644
50.01 -55.00	51	1,422,705.08	2.40%	10.730	308	98.47	626
55.01 -60.00	1	46,283.49	0.08%	11.000	358	100.00	593
Total	**1,353**	**59,390,765.43**	**100.00%**	**10.265**	**330**	**99.33**	**647**

FRM/ARM	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Fixed Rate	1,353	59,390,765.43	100.00%	10.265	330	99.33	647
Total	**1,353**	**59,390,765.43**	**100.00%**	**10.265**	**330**	**99.33**	**647**

Product	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Fixed Rate	1,353	59,390,765.43	100.00%	10.265	330	99.33	647
Total	**1,353**	**59,390,765.43**	**100.00%**	**10.265**	**330**	**99.33**	**647**

Interest Only	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Not Interest Only	1,353	59,390,765.43	100.00%	10.265	330	99.33	647
Total	**1,353**	**59,390,765.43**	**100.00%**	**10.265**	**330**	**99.33**	**647**

Prepayment Penalty Original T	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Prepay Penalty: 0 months	415	15,307,637.82	25.77%	10.482	321	99.17	644
Prepay Penalty: 12 months	123	5,628,999.18	9.48%	10.649	329	98.89	654
Prepay Penalty: 24 months	724	34,934,153.07	58.82%	10.120	335	99.46	647
Prepay Penalty: 36 months	91	3,519,975.36	5.93%	10.159	319	99.38	646
Total	**1,353**	**59,390,765.43**	**100.00%**	**10.265**	**330**	**99.33**	**647**

Lien	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Second Lien	1,353	59,390,765.43	100.00%	10.265	330	99.33	647
Total	**1,353**	**59,390,765.43**	**100.00%**	**10.265**	**330**	**99.33**	**647**

Documentation Type	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Easy Documentation	9	104,501.45	0.18%	11.659	138	94.25	585
Full Documentation	1,013	37,851,779.81	63.73%	10.051	324	99.23	634
Stated Documentation	331	21,434,484.17	36.09%	10.638	342	99.52	669
Total	**1,353**	**59,390,765.43**	**100.00%**	**10.265**	**330**	**99.33**	**647**

Loan Purpose	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Cash Out Refinance	255	11,019,533.77	18.55%	10.147	330	98.80	634
Home Improvement	1	84,968.34	0.14%	10.800	358	100.00	639
Purchase	1,094	48,206,977.37	81.17%	10.291	330	99.45	650
Rate/Term Refinance	3	79,285.95	0.13%	10.289	291	98.05	625
Total	**1,353**	**59,390,765.43**	**100.00%**	**10.265**	**330**	**99.33**	**647**

Property Type	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Condominium	107	4,672,761.12	7.87%	10.359	337	99.56	656
Single Family	1,111	48,221,169.95	81.19%	10.220	331	99.38	644
Two-Four Family	135	6,496,834.36	10.94%	10.538	321	98.75	661
Total	**1,353**	**59,390,765.43**	**100.00%**	**10.265**	**330**	**99.33**	**647**

Occupancy Status	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Non-owner	84	903,304.35	1.52%	12.105	124	93.74	644
Primary	1,265	58,430,211.49	98.38%	10.235	333	99.42	647
Second Home	4	57,249.59	0.10%	11.979	116	95.00	686
Total	**1,353**	**59,390,765.43**	**100.00%**	**10.265**	**330**	**99.33**	**647**

State	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Arizona	33	1,296,455.77	2.18%	9.978	340	99.49	634
Arkansas	2	161,313.19	0.27%	11.461	319	100.00	606
California	292	20,663,016.58	34.79%	9.828	346	99.47	656
Colorado	54	2,253,973.56	3.80%	9.691	348	99.37	650
Connecticut	25	832,241.22	1.40%	10.647	304	99.57	635
Delaware	8	211,641.14	0.36%	9.922	303	99.48	646
Florida	147	4,472,230.33	7.53%	10.585	307	99.31	638
Georgia	100	2,557,247.79	4.31%	10.807	301	98.88	623
Hawaii	16	855,851.64	1.44%	9.920	334	99.02	697
Idaho	9	223,212.69	0.38%	10.346	331	99.99	627
Illinois	88	2,855,999.28	4.81%	10.797	322	99.41	641
Indiana	9	199,482.35	0.34%	10.333	280	99.55	621
Kansas	2	22,192.93	0.04%	11.099	187	97.89	594
Kentucky	4	71,918.60	0.12%	10.775	275	99.60	605
Maryland	66	3,049,810.92	5.14%	10.652	333	99.66	634
Massachusetts	56	2,786,332.54	4.69%	10.405	334	99.04	648
Michigan	23	576,807.20	0.97%	10.930	289	99.57	621
Minnesota	24	885,965.14	1.49%	10.008	339	99.68	653
Missouri	12	189,818.58	0.32%	11.138	230	98.26	621
Nevada	16	702,894.69	1.18%	10.412	326	99.80	641
New Hampshire	7	81,574.51	0.14%	11.285	148	96.86	660
New Jersey	44	2,059,556.30	3.47%	11.080	325	98.99	645
New Mexico	1	12,462.50	0.02%	10.990	178	100.00	585
New York	77	4,867,726.26	8.20%	10.484	329	98.75	661
North Carolina	31	736,429.04	1.24%	10.626	311	99.45	631
Ohio	15	335,583.70	0.57%	10.375	308	99.57	644
Oregon	11	361,317.51	0.61%	10.599	334	98.10	644
Pennsylvania	13	452,151.54	0.76%	10.539	295	98.31	627
Rhode Island	3	120,119.54	0.20%	9.882	358	100.00	621
South Carolina	12	149,752.62	0.25%	11.299	224	98.61	604
Tennessee	8	129,717.79	0.22%	11.047	268	99.03	594
Texas	43	1,096,162.34	1.85%	10.723	291	99.61	630
Utah	12	389,570.71	0.66%	10.413	311	99.77	631
Virginia	37	1,917,472.53	3.23%	10.379	339	99.79	640
Washington	40	1,507,985.97	2.54%	9.984	338	99.29	638
West Virginia	1	17,198.34	0.03%	9.000	177	100.00	649
Wisconsin	12	287,578.09	0.48%	11.058	289	98.60	615
Total	**1,353**	**59,390,765.43**	**100.00%**	**10.265**	**330**	**99.33**	**647**

Gross Margin	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Total	**0**	**0.00**	**100.00%**	**0.000**	**0**	**0.00**	**0**

Minimum Interest Rate	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Total	**0**	**0.00**	**100.00%**	**0.000**	**0**	**0.00**	**0**

Maximum Interest Rate	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Total	**0**	**0.00**	**100.00%**	**0.000**	**0**	**0.00**	**0**

Initial Periodic Rate Cap	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Total	**0**	**0.00**	**100.00%**	**0.000**	**0**	**0.00**	**0**

Subsequent Periodic Rate Cap	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Total	**0**	**0.00**	**100.00%**	**0.000**	**0**	**0.00**	**0**

Next Rate Change Date	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Total	**0**	**0.00**	**100.00%**	**0.000**	**0**	**0.00**	**0**

Silent 2nd	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
No Silent 2nd	1,353	59,390,765.43	100.00%	10.265	330	99.33	647
Total	**1,353**	**59,390,765.43**	**100.00%**	**10.265**	**330**	**99.33**	**647**

Fremont 2005-1
LTV OVER 90

		Minimum	Maximum
Scheduled Principal Balance	$127,445,183	$4,296	$850,000
Average Scheduled Principal Balance	$80,560		
Number of Mortgage Loans	1,582		
Weighted Average Gross Coupon	8.829%	5.500%	13.250%
Weighted Average FICO Score	656	550	807
Weighted Average Combined Original LTV	98.38%	90.37%	100.00%
Weighted Average Original Term	348 months	60 months	360 months
Weighted Average Stated Remaining Term	346 months	56 months	359 months
Weighted Average Seasoning	2 months	1 months	6 months
Weighted Average Gross Margin	6.983%	6.450%	6.990%
Weighted Average Minimum Interest Rate	7.598%	5.500%	10.400%
Weighted Average Maximum Interest Rate	14.601%	12.500%	17.400%
Weighted Average Initial Rate Cap	3.000%	3.000%	3.000%
Weighted Average Subsequent Rate Cap	1.500%	1.500%	1.500%
Weighted Average Months to Roll	23 months	18 months	58 months
Maturity Date		Nov 1 2009	Feb 1 2035
Maximum Zip Code Concentration	1.17%	92592 (Temecula, CA)	

ARM	47.78%	Easy Documentation	0.45%
Fixed Rate	52.22%	Full Documentation	60.25%
		Stated Documentation	39.30%
2/28 6 MO LIBOR	35.73%		
2/28 6 MO LIBOR IO	9.17%	Cash Out Refinance	34.86%
3/27 6 MO LIBOR	1.32%	Home Improvement	0.90%
3/27 6 MO LIBOR IO	0.85%	Purchase	63.63%
5/25 6 MO LIBOR	0.70%	Rate/Term Refinance	0.61%
Fixed Rate	52.22%		
		Condominium	6.45%
Interest Only	10.02%	Single Family	81.90%
Not Interest Only	89.98%	Two-Four Family	11.64%
Prepay Penalty: 0 months	22.27%	Non-owner	0.60%
Prepay Penalty: 12 months	16.58%	Primary	98.09%
Prepay Penalty: 24 months	53.37%	Second Home	1.32%
Prepay Penalty: 36 months	7.78%		
		Top 5 States:	
First Lien	54.04%	California	24.18%
Second Lien	45.96%	New York	13.07%
		Florida	10.22%
		New Jersey	6.57%
		Illinois	6.13%

Fremont 2005-1

LTV OVER 90

Current Principal Balance	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
0.01 - 50,000.00	863	21,842,463.55	17.14%	10.592	299	99.18	630
50,000.01 - 100,000.00	385	27,231,712.15	21.37%	10.071	349	99.53	651
100,000.01 - 150,000.00	134	16,178,156.21	12.69%	9.168	355	98.94	666
150,000.01 - 200,000.00	54	9,489,189.66	7.45%	7.908	358	98.35	649
200,000.01 - 250,000.00	37	8,345,258.75	6.55%	7.533	358	96.87	667
250,000.01 - 300,000.00	20	5,649,222.10	4.43%	7.498	358	97.03	660
300,000.01 - 350,000.00	25	8,133,968.82	6.38%	7.318	358	96.97	669
350,000.01 - 400,000.00	25	9,466,995.07	7.43%	7.607	358	97.11	684
400,000.01 - 450,000.00	13	5,575,312.22	4.37%	7.576	358	97.05	654
450,000.01 - 500,000.00	8	3,857,355.40	3.03%	7.086	358	96.79	663
500,000.01 - 550,000.00	4	2,146,659.17	1.68%	7.886	358	98.61	680
550,000.01 - 600,000.00	2	1,131,514.03	0.89%	8.539	358	100.00	692
600,000.01 - 650,000.00	4	2,470,301.53	1.94%	7.368	358	97.20	657
650,000.01 - 700,000.00	4	2,697,580.06	2.12%	8.135	358	100.00	692
700,000.01 - 750,000.00	1	748,384.01	0.59%	6.990	358	100.00	663
750,000.01 - 800,000.00	1	784,000.00	0.62%	7.700	358	100.00	607
800,000.01 - 850,000.00	2	1,697,110.06	1.33%	6.993	356	94.70	623
Total	**1,582**	**127,445,182.79**	**100.00%**	**8.829**	**346**	**98.38**	**656**

Current Gross Rate	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
5.500 - 5.999	4	2,023,766.98	1.59%	5.820	358	94.42	679
6.000 - 6.499	12	4,413,225.33	3.46%	6.329	358	95.99	678
6.500 - 6.999	45	11,794,223.16	9.25%	6.837	358	96.26	659
7.000 - 7.499	41	11,921,359.91	9.35%	7.277	358	96.95	656
7.500 - 7.999	72	16,782,110.64	13.17%	7.782	358	98.10	658
8.000 - 8.499	61	12,702,958.63	9.97%	8.208	357	97.87	668
8.500 - 8.999	194	18,375,703.49	14.42%	8.755	354	99.52	680
9.000 - 9.499	113	7,224,941.31	5.67%	9.233	347	99.65	689
9.500 - 9.999	141	9,055,431.64	7.11%	9.785	346	99.32	650
10.000 -10.499	106	5,518,034.38	4.33%	10.220	349	99.76	630
10.500 -10.999	258	11,901,224.04	9.34%	10.770	335	99.73	624
11.000 -11.499	202	8,128,669.41	6.38%	11.162	320	99.71	633
11.500 -11.999	153	3,957,777.08	3.11%	11.700	286	98.81	619
12.000 -12.499	107	1,337,947.40	1.05%	12.223	167	95.72	606
12.500 -12.999	66	2,225,716.15	1.75%	12.558	309	98.92	625
13.000 -13.499	7	82,093.24	0.06%	13.168	111	95.00	602
Total	**1,582**	**127,445,182.79**	**100.00%**	**8.829**	**346**	**98.38**	**656**

FICO	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
550-574	89	981,552.36	0.77%	12.018	131	94.91	561
575-599	275	13,101,677.41	10.28%	9.828	334	98.21	590
600-624	321	25,222,836.94	19.79%	8.865	345	98.09	611
625-649	311	23,371,268.97	18.34%	9.276	346	98.52	638
650-674	244	21,864,749.09	17.16%	8.757	348	98.91	661
675-699	156	19,465,726.17	15.27%	8.158	353	98.19	687
700+	186	23,437,371.85	18.39%	8.274	352	98.47	732
Total	**1,582**	**127,445,182.79**	**100.00%**	**8.829**	**346**	**98.38**	**656**

Combined Original LTV	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
90.00- 94.99	38	8,990,081.25	7.05%	7.226	355	94.13	654
95.00- 99.99	416	33,296,865.85	26.13%	8.048	339	95.39	650
100.00	1,128	85,158,235.69	66.82%	9.303	347	100.00	658
Total	**1,582**	**127,445,182.79**	**100.00%**	**8.829**	**346**	**98.38**	**656**

Original Term (months)	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
60	21	196,824.49	0.15%	11.971	58	94.49	624
120	217	2,392,764.90	1.88%	11.710	118	96.25	610
180	105	2,214,258.21	1.74%	10.869	178	98.27	626
240	143	4,381,636.40	3.44%	10.714	238	99.82	641
360	1,096	118,259,698.79	92.79%	8.657	358	98.38	658
Total	**1,582**	**127,445,182.79**	**100.00%**	**8.829**	**346**	**98.38**	**656**

Stated Remaining Term (month	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
1- 60	21	196,824.49	0.15%	11.971	58	94.49	624
61-120	217	2,392,764.90	1.88%	11.710	118	96.25	610
121-180	105	2,214,258.21	1.74%	10.869	178	98.27	626
181-240	143	4,381,636.40	3.44%	10.714	238	99.82	641
301-360	1,096	118,259,698.79	92.79%	8.657	358	98.38	658
Total	**1,582**	**127,445,182.79**	**100.00%**	**8.829**	**346**	**98.38**	**656**

Debt Ratio	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
0.01 -20.00	33	3,271,703.30	2.57%	8.340	345	96.56	628
20.01 -25.00	35	2,212,018.40	1.74%	9.228	339	99.00	648
25.01 -30.00	54	4,154,536.49	3.26%	8.219	340	97.24	636
30.01 -35.00	125	7,854,639.48	6.16%	8.941	342	98.01	662
35.01 -40.00	226	16,422,146.23	12.89%	8.845	346	98.63	658
40.01 -45.00	357	28,266,955.57	22.18%	9.049	345	98.47	661
45.01 -50.00	689	59,725,051.85	46.86%	8.823	347	98.57	657
50.01 -55.00	62	5,491,847.98	4.31%	8.118	347	97.40	642
55.01 -60.00	1	46,283.49	0.04%	11.000	358	100.00	593
Total	**1,582**	**127,445,182.79**	**100.00%**	**8.829**	**346**	**98.38**	**656**

FRM/ARM	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
ARM	232	60,887,396.03	47.78%	7.601	358	97.56	663
Fixed Rate	1,350	66,557,786.76	52.22%	9.952	334	99.13	649
Total	**1,582**	**127,445,182.79**	**100.00%**	**8.829**	**346**	**98.38**	**656**

Product	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
2/28 6 MO LIBOR	177	45,538,278.16	35.73%	7.651	358	97.62	671
2/28 6 MO LIBOR IO	39	11,690,204.97	9.17%	7.414	358	97.47	633
3/27 6 MO LIBOR	7	1,684,095.58	1.32%	7.749	358	97.11	652
3/27 6 MO LIBOR IO	5	1,083,751.00	0.85%	7.174	358	97.01	684
5/25 6 MO LIBOR	4	891,066.32	0.70%	7.716	358	97.16	650
Fixed Rate	1,350	66,557,786.76	52.22%	9.952	334	99.13	649
Total	**1,582**	**127,445,182.79**	**100.00%**	**8.829**	**346**	**98.38**	**656**

Interest Only	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Interest Only	44	12,773,955.97	10.02%	7.394	358	97.43	637
Not Interest Only	1,538	114,671,226.82	89.98%	8.988	344	98.49	658
Total	**1,582**	**127,445,182.79**	**100.00%**	**8.829**	**346**	**98.38**	**656**

Prepayment Penalty Original T	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Prepay Penalty: 0 months	455	28,377,784.13	22.27%	9.247	339	98.46	656
Prepay Penalty: 12 months	170	21,129,141.52	16.58%	8.442	350	97.63	663
Prepay Penalty: 24 months	839	68,019,563.29	53.37%	8.828	347	98.60	654
Prepay Penalty: 36 months	118	9,918,693.85	7.78%	8.461	344	98.31	656
Total	**1,582**	**127,445,182.79**	**100.00%**	**8.829**	**346**	**98.38**	**656**

Lien	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
First Lien	268	68,867,298.70	54.04%	7.614	358	97.46	664
Second Lien	1,314	58,577,884.09	45.96%	10.257	331	99.47	647
Total	**1,582**	**127,445,182.79**	**100.00%**	**8.829**	**346**	**98.38**	**656**

Documentation Type	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Easy Documentation	9	571,955.14	0.45%	7.911	323	94.86	604
Full Documentation	1,145	76,786,326.02	60.25%	8.666	342	98.32	639
Stated Documentation	428	50,086,901.63	39.30%	9.088	351	98.52	682
Total	**1,582**	**127,445,182.79**	**100.00%**	**8.829**	**346**	**98.38**	**656**

Loan Purpose	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Cash Out Refinance	368	44,427,443.27	34.86%	8.028	351	97.32	646
Home Improvement	5	1,145,030.99	0.90%	7.541	358	96.88	628
Purchase	1,205	81,098,111.37	63.63%	9.293	342	99.01	662
Rate/Term Refinance	4	774,597.16	0.61%	8.014	355	95.60	610
Total	**1,582**	**127,445,182.79**	**100.00%**	**8.829**	**346**	**98.38**	**656**

Property Type	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Condominium	125	8,225,544.94	6.45%	9.197	346	98.22	649
Single Family	1,312	104,381,893.00	81.90%	8.810	346	98.43	653
Two-Four Family	145	14,837,744.85	11.64%	8.753	344	98.17	682
Total	**1,582**	**127,445,182.79**	**100.00%**	**8.829**	**346**	**98.38**	**656**

Occupancy Status	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Non-owner	71	758,327.77	0.60%	12.072	124	95.00	648
Primary	1,503	125,006,930.36	98.09%	8.830	347	98.44	656
Second Home	8	1,679,924.66	1.32%	7.289	349	95.62	677
Total	**1,582**	**127,445,182.79**	**100.00%**	**8.829**	**346**	**98.38**	**656**

State	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Arizona	36	2,293,331.78	1.80%	8.986	347	97.89	632
Arkansas	2	161,313.19	0.13%	11.461	319	100.00	606
California	313	30,810,803.30	24.18%	8.945	351	98.56	653
Colorado	58	3,116,451.45	2.45%	9.040	351	99.24	653
Connecticut	27	1,695,487.92	1.33%	8.906	332	99.05	648
Delaware	10	764,099.06	0.60%	7.933	343	97.25	708
Florida	179	13,026,457.89	10.22%	8.738	341	98.73	655
Georgia	105	4,033,724.76	3.17%	9.810	325	99.06	625
Hawaii	17	1,531,788.39	1.20%	8.570	347	99.66	707
Idaho	12	511,433.80	0.40%	8.932	346	98.96	632
Illinois	111	7,814,281.31	6.13%	8.794	345	98.13	668
Indiana	13	635,638.25	0.50%	8.778	337	98.59	629
Iowa	1	75,000.00	0.06%	7.200	357	100.00	676
Kansas	4	231,307.32	0.18%	8.461	342	96.41	646
Kentucky	4	71,918.60	0.06%	10.775	275	99.60	605
Maryland	78	7,461,991.95	5.86%	8.767	348	98.50	639
Massachusetts	57	4,609,022.25	3.62%	9.033	346	97.66	659
Michigan	33	2,382,738.83	1.87%	8.640	341	98.43	652
Minnesota	28	1,795,671.89	1.41%	8.969	348	98.70	669
Missouri	13	506,005.88	0.40%	8.855	314	97.70	631
Nebraska	1	111,000.00	0.09%	8.400	357	94.87	603
Nevada	19	1,794,618.24	1.41%	9.206	345	99.30	657
New Hampshire	8	306,451.35	0.24%	9.601	302	99.17	711
New Jersey	64	8,369,952.19	6.57%	8.557	350	97.96	668
New Mexico	1	12,462.50	0.01%	10.990	178	100.00	585
New York	112	16,657,151.86	13.07%	8.510	349	97.78	673
North Carolina	33	1,480,855.69	1.16%	8.559	335	99.54	681
Ohio	21	956,771.41	0.75%	8.907	340	98.24	640
Oregon	12	1,238,428.15	0.97%	7.609	355	96.16	662
Pennsylvania	17	1,075,822.22	0.84%	9.005	332	96.74	608
Rhode Island	3	120,119.54	0.09%	9.882	358	100.00	621
South Carolina	13	302,553.62	0.24%	9.355	292	96.79	619
Tennessee	10	317,824.10	0.25%	9.371	321	99.61	641
Texas	47	1,939,784.39	1.52%	9.259	320	98.80	632
Utah	12	611,612.34	0.48%	9.097	331	97.13	614
Vermont	1	67,752.13	0.05%	9.150	356	100.00	645
Virginia	50	5,432,041.59	4.26%	8.699	351	98.61	652
Washington	44	2,687,934.46	2.11%	8.980	348	98.76	647
West Virginia	1	17,198.34	0.01%	9.000	177	100.00	649
Wisconsin	12	416,380.85	0.33%	9.606	319	97.88	643
Total	**1,582**	**127,445,182.79**	**100.00%**	**8.829**	**346**	**98.38**	**656**

Gross Margin	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
6.000 - 6.499	1	609,332.30	1.00%	5.500	358	93.85	691
6.500 - 6.999	231	60,278,063.73	99.00%	7.622	358	97.60	663
Total	**232**	**60,887,396.03**	**100.00%**	**7.601**	**358**	**97.56**	**663**

Minimum Interest Rate	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
5.500 - 5.999	4	2,023,766.98	3.32%	5.820	358	94.42	679
6.000 - 6.499	11	3,950,225.33	6.49%	6.327	358	96.16	676
6.500 - 6.999	39	10,182,981.70	16.72%	6.854	358	96.13	656
7.000 - 7.499	35	10,352,882.28	17.00%	7.268	358	97.04	652
7.500 - 7.999	60	15,310,048.44	25.14%	7.777	358	98.14	657
8.000 - 8.499	39	10,004,386.65	16.43%	8.187	358	98.02	667
8.500 - 8.999	34	7,554,928.65	12.41%	8.718	358	99.71	677
9.000 - 9.499	5	881,919.18	1.45%	9.089	358	100.00	699
9.500 - 9.999	2	428,265.33	0.70%	9.600	358	96.68	749
10.000 -10.499	3	197,991.49	0.33%	10.261	357	100.00	657
Total	**232**	**60,887,396.03**	**100.00%**	**7.601**	**358**	**97.56**	**663**

Maximum Interest Rate	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
12.500 -12.999	4	2,023,766.98	3.32%	5.820	358	94.42	679
13.000 -13.499	11	3,950,225.33	6.49%	6.327	358	96.16	676
13.500 -13.999	38	10,071,981.70	16.54%	6.837	358	96.14	656
14.000 -14.499	35	10,352,882.28	17.00%	7.268	358	97.04	652
14.500 -14.999	60	15,310,048.44	25.14%	7.777	358	98.14	657
15.000 -15.499	40	10,115,386.65	16.61%	8.190	358	97.98	666
15.500 -15.999	34	7,554,928.65	12.41%	8.718	358	99.71	677
16.000 -16.499	5	881,919.18	1.45%	9.089	358	100.00	699
16.500 -16.999	2	428,265.33	0.70%	9.600	358	96.68	749
17.000 -17.499	3	197,991.49	0.33%	10.261	357	100.00	657
Total	**232**	**60,887,396.03**	**100.00%**	**7.601**	**358**	**97.56**	**663**

Initial Periodic Rate Cap	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
3.000	232	60,887,396.03	100.00%	7.601	358	97.56	663
Total	**232**	**60,887,396.03**	**100.00%**	**7.601**	**358**	**97.56**	**663**

Subsequent Periodic Rate Cap	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
1.500	232	60,887,396.03	100.00%	7.601	358	97.56	663
Total	**232**	**60,887,396.03**	**100.00%**	**7.601**	**358**	**97.56**	**663**

Next Rate Change Date	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
09/01/06	1	847,110.06	1.39%	8.000	354	94.97	597
11/01/06	19	4,138,437.46	6.80%	7.942	356	98.35	645
12/01/06	18	4,240,816.78	6.97%	7.346	357	97.13	643
01/01/07	178	48,002,118.83	78.84%	7.589	358	97.61	668
11/01/07	2	157,730.58	0.26%	8.832	356	100.00	636
12/01/07	2	293,140.04	0.48%	7.044	357	96.28	679
01/01/08	8	2,316,975.96	3.81%	7.496	358	96.97	665
11/01/09	1	84,815.18	0.14%	7.650	356	100.00	657
01/01/10	3	806,251.14	1.32%	7.723	358	96.86	649
Total	**232**	**60,887,396.03**	**100.00%**	**7.601**	**358**	**97.56**	**663**

Silent 2nd	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Has 2nd lien	2	504,177.17	0.40%	8.235	358	93.60	646
No Silent 2nd	1,580	126,941,005.62	99.60%	8.831	346	98.40	656
Total	**1,582**	**127,445,182.79**	**100.00%**	**8.829**	**346**	**98.38**	**656**

Fremont 2005-1
FICO UNDER 550

		Minimum	Maximum
Scheduled Principal Balance	$190,971,566	$12,544	$573,251
Average Scheduled Principal Balance	$191,739		
Number of Mortgage Loans	996		
Weighted Average Gross Coupon	8.363%	5.900%	12.150%
Weighted Average FICO Score	525	500	549
Weighted Average Combined Original LTV	72.87%	19.74%	90.00%
Weighted Average Original Term	359 months	120 months	360 months
Weighted Average Stated Remaining Term	357 months	118 months	358 months
Weighted Average Seasoning	3 months	2 months	8 months
Weighted Average Gross Margin	6.990%	6.850%	6.990%
Weighted Average Minimum Interest Rate	8.365%	5.900%	12.150%
Weighted Average Maximum Interest Rate	15.365%	12.900%	19.150%
Weighted Average Initial Rate Cap	3.000%	3.000%	3.000%
Weighted Average Subsequent Rate Cap	1.500%	1.500%	1.500%
Weighted Average Months to Roll	22 months	16 months	58 months
Maturity Date		Jan 1 2015	Jan 1 2035
Maximum Zip Code Concentration	0.93%	11236 (Brooklyn, NY)	

ARM	96.44%	Cash Out Refinance	83.27%
Fixed Rate	3.56%	Home Improvement	2.51%
		Purchase	12.95%
2/28 6 MO LIBOR	94.12%	Rate/Term Refinance	1.28%
3/27 6 MO LIBOR	1.98%		
5/25 6 MO LIBOR	0.34%	Condominium	3.51%
Fixed Rate	3.56%	Single Family	84.67%
		Two-Four Family	11.81%
Not Interest Only	100.00%		
		Non-owner	4.45%
Prepay Penalty: 0 months	16.66%	Primary	94.92%
Prepay Penalty: 12 months	12.90%	Second Home	0.63%
Prepay Penalty: 24 months	65.24%		
Prepay Penalty: 36 months	5.20%	Top 5 States:	
		California	27.06%
First Lien	99.99%	New York	12.54%
Second Lien	0.01%	New Jersey	9.68%
		Florida	8.70%
Easy Documentation	1.96%	Maryland	7.02%
Full Documentation	56.17%		
Stated Documentation	41.88%		

Fremont 2005-1

FICO UNDER 550

Current Principal Balance	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
0.01 - 50,000.00	5	212,448.25	0.11%	9.889	344	60.11	537
50,000.01 - 100,000.00	173	13,389,820.40	7.01%	9.011	356	72.00	523
100,000.01 - 150,000.00	239	30,047,803.45	15.73%	8.754	357	71.25	526
150,000.01 - 200,000.00	195	34,216,146.60	17.92%	8.403	356	72.87	525
200,000.01 - 250,000.00	143	32,134,072.51	16.83%	8.353	356	71.76	525
250,000.01 - 300,000.00	96	26,532,779.74	13.89%	8.309	357	72.90	522
300,000.01 - 350,000.00	64	20,791,846.17	10.89%	8.002	357	74.08	525
350,000.01 - 400,000.00	42	15,692,716.91	8.22%	8.195	358	75.02	524
400,000.01 - 450,000.00	21	9,007,378.40	4.72%	7.959	358	76.30	528
450,000.01 - 500,000.00	14	6,743,203.17	3.53%	7.626	358	71.84	529
500,000.01 - 550,000.00	1	503,710.02	0.26%	8.750	358	80.00	522
550,000.01 - 600,000.00	3	1,699,640.63	0.89%	7.363	358	80.27	530
Total	**996**	**190,971,566.25**	**100.00%**	**8.363**	**357**	**72.87**	**525**

Current Gross Rate	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
5.500 - 5.999	1	259,736.17	0.14%	5.900	358	59.09	547
6.000 - 6.499	14	3,924,493.47	2.06%	6.309	358	73.84	533
6.500 - 6.999	79	20,385,308.26	10.67%	6.821	358	75.58	530
7.000 - 7.499	81	18,254,252.76	9.56%	7.257	358	73.50	527
7.500 - 7.999	205	42,848,065.30	22.44%	7.776	356	74.14	526
8.000 - 8.499	154	29,128,137.57	15.25%	8.282	357	74.61	525
8.500 - 8.999	181	30,989,048.32	16.23%	8.742	356	74.20	524
9.000 - 9.499	79	12,492,548.21	6.54%	9.243	357	71.31	518
9.500 - 9.999	87	14,581,431.14	7.64%	9.772	356	69.23	521
10.000 -10.499	33	4,660,656.03	2.44%	10.217	357	65.62	519
10.500 -10.999	47	8,165,876.44	4.28%	10.735	357	65.62	522
11.000 -11.499	12	1,895,306.89	0.99%	11.104	358	65.82	528
11.500 -11.999	18	2,828,478.93	1.48%	11.658	356	64.88	525
12.000 -12.499	5	558,226.76	0.29%	12.064	357	53.50	535
Total	**996**	**190,971,566.25**	**100.00%**	**8.363**	**357**	**72.87**	**525**

FICO	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
500-524	479	91,181,974.25	47.75%	8.615	357	71.97	512
525-549	516	99,553,676.16	52.13%	8.127	357	73.69	536
None	1	235,915.84	0.12%	11.000	358	80.00	0
Total	**996**	**190,971,566.25**	**100.00%**	**8.363**	**357**	**72.87**	**525**

Combined Original LTV	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
0.01- 49.99	48	6,719,818.94	3.52%	8.481	357	41.80	526
50.00- 54.99	35	6,530,890.32	3.42%	8.696	355	52.59	524
55.00- 59.99	35	6,297,515.57	3.30%	8.337	357	57.78	528
60.00- 64.99	65	13,366,861.66	7.00%	8.666	355	62.43	524
65.00- 69.99	100	20,404,418.28	10.68%	9.012	357	66.73	523
70.00- 74.99	143	28,273,723.40	14.81%	8.748	357	71.35	522
75.00- 79.99	189	37,654,627.25	19.72%	8.240	356	76.14	524
80.00	255	49,394,236.17	25.86%	8.124	357	80.00	523
80.01- 84.99	14	3,330,488.23	1.74%	7.452	357	82.88	532
85.00- 89.99	107	18,442,406.06	9.66%	7.756	357	85.15	534
90.00- 94.99	5	556,580.37	0.29%	7.890	352	90.00	543
Total	**996**	**190,971,566.25**	**100.00%**	**8.363**	**357**	**72.87**	**525**

Original Term (months)	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
120	1	12,543.59	0.01%	11.500	118	90.00	547
180	3	494,977.06	0.26%	8.547	177	66.51	518
300	1	153,834.08	0.08%	7.850	298	77.97	536
360	991	190,310,211.52	99.65%	8.363	357	72.89	525
Total	**996**	**190,971,566.25**	**100.00%**	**8.363**	**357**	**72.87**	**525**

Stated Remaining Term (month	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
61-120	1	12,543.59	0.01%	11.500	118	90.00	547
121-180	3	494,977.06	0.26%	8.547	177	66.51	518
241-300	1	153,834.08	0.08%	7.850	298	77.97	536
301-360	991	190,310,211.52	99.65%	8.363	357	72.89	525
Total	**996**	**190,971,566.25**	**100.00%**	**8.363**	**357**	**72.87**	**525**

Debt Ratio	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
0.01 -20.00	22	3,080,840.62	1.61%	8.534	358	73.47	525
20.01 -25.00	35	4,733,156.78	2.48%	8.565	357	72.43	526
25.01 -30.00	56	8,667,220.11	4.54%	8.069	358	73.56	521
30.01 -35.00	96	17,302,152.71	9.06%	8.235	355	72.60	527
35.01 -40.00	134	23,545,269.01	12.33%	8.625	357	71.01	525
40.01 -45.00	167	33,052,772.24	17.31%	8.318	356	73.28	525
45.01 -50.00	238	48,775,573.98	25.54%	8.455	357	73.06	526
50.01 -55.00	248	51,814,580.80	27.13%	8.250	357	73.27	523
Total	**996**	**190,971,566.25**	**100.00%**	**8.363**	**357**	**72.87**	**525**

FRM/ARM	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
ARM	953	184,165,400.60	96.44%	8.365	357	72.88	525
Fixed Rate	43	6,806,165.65	3.56%	8.321	343	72.72	527
Total	**996**	**190,971,566.25**	**100.00%**	**8.363**	**357**	**72.87**	**525**

Product	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
2/28 6 MO LIBOR	931	179,747,299.36	94.12%	8.382	357	72.82	525
3/27 6 MO LIBOR	18	3,774,076.44	1.98%	7.652	357	75.94	527
5/25 6 MO LIBOR	4	644,024.80	0.34%	7.769	357	72.77	521
Fixed Rate	43	6,806,165.65	3.56%	8.321	343	72.72	527
Total	**996**	**190,971,566.25**	**100.00%**	**8.363**	**357**	**72.87**	**525**

Interest Only	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Not Interest Only	996	190,971,566.25	100.00%	8.363	357	72.87	525
Total	**996**	**190,971,566.25**	**100.00%**	**8.363**	**357**	**72.87**	**525**

Prepayment Penalty Original T	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Prepay Penalty: 0 months	177	31,818,933.31	16.66%	8.628	355	72.92	526
Prepay Penalty: 12 months	117	24,634,156.46	12.90%	8.413	357	71.91	527
Prepay Penalty: 24 months	642	124,595,654.88	65.24%	8.299	357	73.07	524
Prepay Penalty: 36 months	60	9,922,821.60	5.20%	8.199	355	72.70	524
Total	**996**	**190,971,566.25**	**100.00%**	**8.363**	**357**	**72.87**	**525**

Lien	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
First Lien	995	190,959,022.66	99.99%	8.363	357	72.87	525
Second Lien	1	12,543.59	0.01%	11.500	118	90.00	547
Total	**996**	**190,971,566.25**	**100.00%**	**8.363**	**357**	**72.87**	**525**

Documentation Type	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Easy Documentation	16	3,739,580.50	1.96%	8.553	355	73.15	528
Full Documentation	616	107,261,132.55	56.17%	8.201	357	73.99	525
Stated Documentation	364	79,970,853.20	41.88%	8.573	357	71.36	524
Total	**996**	**190,971,566.25**	**100.00%**	**8.363**	**357**	**72.87**	**525**

Loan Purpose	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Cash Out Refinance	804	159,013,334.30	83.27%	8.341	357	72.31	524
Home Improvement	25	4,784,904.46	2.51%	8.453	357	69.52	522
Purchase	153	24,731,972.08	12.95%	8.403	357	77.73	527
Rate/Term Refinance	14	2,441,355.41	1.28%	9.247	357	66.78	531
Total	**996**	**190,971,566.25**	**100.00%**	**8.363**	**357**	**72.87**	**525**

Property Type	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Condominium	40	6,708,122.99	3.51%	8.556	356	73.07	527
Single Family	858	161,700,221.96	84.67%	8.369	357	72.80	525
Two-Four Family	98	22,563,221.30	11.81%	8.266	357	73.31	525
Total	**996**	**190,971,566.25**	**100.00%**	**8.363**	**357**	**72.87**	**525**

Occupancy Status	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Non-owner	51	8,501,166.77	4.45%	8.777	357	75.40	528
Primary	939	181,276,724.83	94.92%	8.341	357	72.72	525
Second Home	6	1,193,674.65	0.63%	8.779	358	78.88	531
Total	**996**	**190,971,566.25**	**100.00%**	**8.363**	**357**	**72.87**	**525**

State	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Arizona	10	1,739,743.05	0.91%	7.916	357	74.81	532
Arkansas	1	95,855.68	0.05%	9.450	356	75.00	537
California	216	51,683,225.26	27.06%	8.158	357	70.41	524
Colorado	11	2,330,871.50	1.22%	8.224	357	80.86	524
Connecticut	36	7,353,254.97	3.85%	8.927	357	73.75	521
Delaware	2	205,912.17	0.11%	10.256	358	60.57	517
Florida	108	16,607,230.22	8.70%	8.464	356	73.35	527
Georgia	31	3,974,694.40	2.08%	8.298	347	77.97	531
Hawaii	5	1,287,028.50	0.67%	8.085	358	73.76	521
Idaho	1	71,360.92	0.04%	8.990	358	85.00	547
Illinois	55	9,031,977.89	4.73%	8.026	357	73.99	527
Indiana	7	692,381.70	0.36%	8.413	357	82.51	538
Iowa	1	147,844.32	0.08%	9.200	356	80.00	513
Kansas	6	636,073.30	0.33%	9.269	357	75.53	524
Maine	2	260,088.57	0.14%	10.213	358	73.81	509
Maryland	68	13,415,600.57	7.02%	8.107	357	74.50	524
Massachusetts	33	7,373,760.10	3.86%	8.479	357	70.59	524
Michigan	30	3,305,091.29	1.73%	8.738	357	76.69	523
Minnesota	16	2,631,122.28	1.38%	8.646	357	76.76	529
Missouri	11	1,263,527.76	0.66%	8.675	357	76.91	526
Nevada	19	3,745,733.12	1.96%	9.124	357	69.92	521
New Hampshire	3	707,553.70	0.37%	8.955	358	79.17	531
New Jersey	90	18,487,573.57	9.68%	8.603	356	72.79	525
New Mexico	2	244,574.76	0.13%	8.107	358	59.38	520
New York	95	23,942,787.09	12.54%	8.177	357	71.83	525
North Carolina	11	1,028,670.56	0.54%	8.952	357	76.84	521
Ohio	11	1,114,699.71	0.58%	8.416	357	79.63	525
Oregon	4	544,914.71	0.29%	8.155	358	83.68	532
Pennsylvania	23	2,419,110.68	1.27%	9.081	357	74.17	522
Rhode Island	7	1,047,304.68	0.55%	9.097	357	66.44	524
South Carolina	5	600,011.90	0.31%	9.929	357	73.75	524
Tennessee	4	255,778.36	0.13%	8.881	358	77.40	531
Texas	11	1,888,004.10	0.99%	8.819	358	76.70	526
Utah	3	447,898.96	0.23%	8.465	357	74.21	527
Virginia	44	8,689,383.14	4.55%	8.373	357	75.29	523
Washington	7	1,125,058.31	0.59%	8.043	358	78.91	522
Wisconsin	7	575,864.45	0.30%	8.504	356	79.29	522
Total	**996**	**190,971,566.25**	**100.00%**	**8.363**	**357**	**72.87**	**525**

Gross Margin	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
6.500 - 6.999	953	184,165,400.60	100.00%	8.365	357	72.88	525
Total	**953**	**184,165,400.60**	**100.00%**	**8.365**	**357**	**72.88**	**525**

Minimum Interest Rate	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
5.500 - 5.999	1	259,736.17	0.14%	5.900	358	59.09	547
6.000 - 6.499	14	3,924,493.47	2.13%	6.309	358	73.84	533
6.500 - 6.999	77	19,830,436.55	10.77%	6.819	358	75.43	530
7.000 - 7.499	79	17,919,511.49	9.73%	7.256	358	73.86	527
7.500 - 7.999	193	40,228,130.26	21.84%	7.780	357	73.98	526
8.000 - 8.499	151	28,447,674.64	15.45%	8.284	357	74.45	524
8.500 - 8.999	172	29,851,222.57	16.21%	8.741	357	74.21	524
9.000 - 9.499	74	11,932,136.53	6.48%	9.244	357	72.45	517
9.500 - 9.999	81	14,037,486.52	7.62%	9.771	357	69.38	521
10.000 -10.499	31	4,535,142.81	2.46%	10.212	357	65.22	519
10.500 -10.999	47	8,165,876.44	4.43%	10.735	357	65.62	522
11.000 -11.499	11	1,659,391.05	0.90%	11.119	358	63.81	528
11.500 -11.999	17	2,815,935.34	1.53%	11.659	357	64.77	525
12.000 -12.499	5	558,226.76	0.30%	12.064	357	53.50	535
Total	**953**	**184,165,400.60**	**100.00%**	**8.365**	**357**	**72.88**	**525**

Maximum Interest Rate	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
12.500 -12.999	1	259,736.17	0.14%	5.900	358	59.09	547
13.000 -13.499	14	3,924,493.47	2.13%	6.309	358	73.84	533
13.500 -13.999	77	19,830,436.55	10.77%	6.819	358	75.43	530
14.000 -14.499	79	17,919,511.49	9.73%	7.256	358	73.86	527
14.500 -14.999	193	40,228,130.26	21.84%	7.780	357	73.98	526
15.000 -15.499	150	28,200,142.71	15.31%	8.283	357	74.48	525
15.500 -15.999	173	30,098,754.50	16.34%	8.737	357	74.18	523
16.000 -16.499	74	11,932,136.53	6.48%	9.244	357	72.45	517
16.500 -16.999	81	14,037,486.52	7.62%	9.771	357	69.38	521
17.000 -17.499	31	4,535,142.81	2.46%	10.212	357	65.22	519
17.500 -17.999	47	8,165,876.44	4.43%	10.735	357	65.62	522
18.000 -18.499	11	1,659,391.05	0.90%	11.119	358	63.81	528
18.500 -18.999	17	2,815,935.34	1.53%	11.659	357	64.77	525
19.000 -19.499	5	558,226.76	0.30%	12.064	357	53.50	535
Total	**953**	**184,165,400.60**	**100.00%**	**8.365**	**357**	**72.88**	**525**

Initial Periodic Rate Cap	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
3.000	953	184,165,400.60	100.00%	8.365	357	72.88	525
Total	**953**	**184,165,400.60**	**100.00%**	**8.365**	**357**	**72.88**	**525**

Subsequent Periodic Rate Cap	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
1.500	953	184,165,400.60	100.00%	8.365	357	72.88	525
Total	**953**	**184,165,400.60**	**100.00%**	**8.365**	**357**	**72.88**	**525**

Next Rate Change Date	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
07/01/06	2	567,938.08	0.31%	8.612	352	75.00	506
08/01/06	2	276,525.06	0.15%	8.659	353	80.13	512
09/01/06	11	1,568,380.97	0.85%	8.678	354	73.18	515
10/01/06	20	3,599,277.76	1.95%	8.897	355	72.34	521
11/01/06	216	37,593,775.52	20.41%	8.591	356	71.90	522
12/01/06	80	17,875,664.51	9.71%	8.115	357	73.09	523
01/01/07	599	118,055,414.95	64.10%	8.334	358	73.06	526
01/06/07	1	210,322.51	0.11%	8.500	358	66.81	526
11/01/07	6	1,054,871.13	0.57%	8.446	356	73.91	526
01/01/08	12	2,719,205.31	1.48%	7.344	358	76.73	527
10/01/09	1	184,151.78	0.10%	8.350	355	75.00	503
11/01/09	1	72,691.29	0.04%	10.450	356	75.00	508
01/01/10	2	387,181.73	0.21%	6.990	358	71.28	531
Total	**953**	**184,165,400.60**	**100.00%**	**8.365**	**357**	**72.88**	**525**

Silent 2nd	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Has 2nd lien	65	8,345,573.08	4.37%	8.388	357	78.02	529
No Silent 2nd	931	182,625,993.17	95.63%	8.362	357	72.64	525
Total	**996**	**190,971,566.25**	**100.00%**	**8.363**	**357**	**72.87**	**525**